As filed with the Securities and Exchange Commission on April 14, 2009.

Registration No. 333-158193

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to the

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

New England Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Maryland	6035	04-3693643
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

855 Enfield Street Enfield, Connecticut 06082 (860) 253-5200	David J. O’Connor President and Chief Executive Officer 855 Enfield Street Enfield, Connecticut 06082 (860) 253-5200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence M.F. Spaccasi, Esq. Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W. Suite 400 Washington, D.C. 20015 (202) 274-2037 Facsimile: (202) 362-2902	Edward J. Samorajczyk, Jr., Esq. Robinson & Cole LLP 280 Trumbull Street Hartford, CT 06103 (860) 275-8207 Facsimile: (860) 275-8299

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and the conditions to the consummation of the merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement filed with the Securities and Exchange Commission becomes effective. This proxy statement/prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction where such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SUBJECT TO COMPLETION, DATED APRIL 14, 2009

The Apple Valley Bank & Trust Company Proxy Statement	New England Bancshares, Inc. Prospectus

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

New England Bancshares, Inc., and The Apple Valley Bank & Trust Company, or Apple Valley Bank, are proposing a merger transaction in which Apple Valley Bank will be merged with and into New England Bancshares’ wholly owned Connecticut chartered bank subsidiary, Valley Bank. Valley Bank will be the surviving entity in the merger. The board of directors of Apple Valley Bank has unanimously adopted the Agreement and Plan of Merger, or merger agreement, dated as of January 14, 2009, among New England Bancshares, Valley Bank and Apple Valley Bank.

If the merger is completed, each issued and outstanding share of Apple Valley Bank common stock you hold immediately prior to the completion of the merger will automatically be converted into the right to receive, at your election (but subject to proration and adjustment as provided in the merger agreement), (a) $8.50 in cash without interest, (b) one share of New England Bancshares common stock, or (c) a combination thereof. The common stock of New England Bancshares is listed on The NASDAQ Global Market under the symbol “NEBS.” The closing price of New England Bancshares common stock on April     , 2009, was $            .

You will be able to elect to receive cash, New England Bancshares common stock or a combination of cash and New England Bancshares common stock for your shares of Apple Valley Bank common stock. Regardless of your choice, however, elections will be limited by the requirements that the number of shares of Apple Valley Bank common stock to be converted into New England Bancshares common stock in the merger must be 60% of the total number of shares of Apple Valley Bank common stock outstanding on the date of the merger and that the total value of the stock portion of the merger consideration must be equal to at least 45% of the merger consideration. Therefore, all allocations of cash and New England Bancshares common stock that you will receive will depend on the elections of other Apple Valley Bank shareholders. New England Bancshares could opt to increase the exchange ratio in specific circumstances where Apple Valley Bank could otherwise terminate the merger agreement.

You are being asked to approve the merger through the approval of the merger agreement at a special meeting of shareholders of Apple Valley Bank, or the Special Meeting, to be held on [Meeting Date]. The Apple Valley Bank board of directors unanimously recommends that holders of Apple Valley Bank common stock vote “FOR” the approval of the merger agreement.

We cannot complete the merger unless Apple Valley Bank’s shareholders approve the merger agreement by the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Apple Valley Bank common stock entitled to vote at the Special Meeting and we obtain all applicable regulatory approvals. Whether or not you plan to attend the Special Meeting, please complete and return the enclosed proxy card. Your vote is important. If you do not return your proxy card, the effect will be a vote against the proposed merger.

This proxy statement/prospectus contains information that you should consider in evaluating the merger agreement and the proposed merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 11 for a discussion of certain risk factors relating to the merger agreement and the merger.

None of the Securities and Exchange Commission, any state securities commission or the Federal Deposit Insurance Corporation has approved or disapproved of the New England Bancshares common stock to be issued to Apple Valley Bank shareholders in the merger or passed upon the adequacy or completeness of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated                     , 2009 and is first being mailed or otherwise delivered to Apple Valley Bank shareholders on or about                     , 2009.

THE APPLE VALLEY BANK & TRUST COMPANY

286 Maple Avenue

Cheshire, Connecticut 06410

(203) 271-1268

Notice of Special Meeting of Shareholders

to be held on                     , 2009

A special meeting of shareholders of The Apple Valley Bank & Trust Company (the “Apple Valley Bank”), will be held
at                  .m., local time, on                     , 2009 at                                                      , Connecticut.

At the special meeting of shareholders of Apple Valley Bank (the “Special Meeting”), you will be asked to:

1.	Consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of January 14, 2009, by and among New England Bancshares, Inc., Valley Bank, a wholly owned subsidiary of New England Bancshares and Apple Valley Bank, as it may be amended from time to time, pursuant to which Apple Valley Bank will be merged with and into Valley Bank, as more fully described in the accompanying proxy statement/prospectus. A copy of the merger agreement is included as Annex A to the accompanying proxy statement/prospectus;

2.	Consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to approve the merger agreement; and

3.	Transact such other business as may be properly presented at the Special Meeting and any adjournments or postponements of the Special Meeting.

The enclosed proxy statement/prospectus describes the merger agreement and the proposed merger in detail. We urge you to read these materials carefully. The enclosed proxy statement/prospectus forms a part of this notice.

The board of directors of Apple Valley Bank has determined that the merger is advisable and is fair to and in the best interest of Apple Valley Bank’s shareholders, and unanimously recommends that Apple Valley Bank shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to adjourn the Special Meeting, if necessary, to solicit additional proxies to vote in favor of the merger agreement.

The board of directors of Apple Valley Bank has fixed the close of business on                     , 2009 as the record date for determining the shareholders entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements of the Special Meeting.

Your vote is very important. Your proxy is being solicited by the Apple Valley Bank board of directors. For the merger to be consummated, the proposal to approve the merger agreement must be approved by the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Apple Valley Bank common stock entitled to vote at the Special Meeting. Whether or not you plan to attend the Special Meeting in person, we urge you to complete and mail the enclosed proxy card, in the accompanying envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the Special Meeting. If you attend the Special Meeting and vote in person, your proxy vote will not be used. If you do not return your proxy card or vote at the meeting itself, the effect will be a vote against the merger.

Under Connecticut law, if the merger is completed, Apple Valley Bank shareholders of record who do not vote to approve the merger agreement and otherwise comply with the applicable provisions of Connecticut law pertaining to dissenters’ rights will be entitled to exercise dissenters’ rights and obtain payment in cash of the fair value of their shares of Apple Valley Bank common stock by following the procedures set forth in detail in the enclosed proxy statement/prospectus. A copy of the section of the Connecticut General Statutes pertaining to dissenters’ rights is included as Annex C to the accompanying proxy statement/prospectus.

By Order of the Board of Directors

Maureen A. Frank
President and Chief Executive Officer

Cheshire, Connecticut

                    , 2009

Annex A	Agreement and Plan of Merger (including amendment)
Annex B	Fairness Opinion of Ostrowski & Company, Inc.
Annex C	Sections 33-855 to 33-872 of the Connecticut General Statutes

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	What am I being asked to vote on? What is the proposed transaction?

A:	You are being asked to vote on the approval of a merger agreement that provides for the merger of The Apple Valley Bank & Trust Company, or Apple Valley Bank, with and into Valley Bank, a wholly owned subsidiary of New England Bancshares. A copy of the merger agreement is provided as Annex A to this document. The Apple Valley Bank board of directors has determined that the proposed merger is advisable and is fair to and in the best interests of Apple Valley Bank shareholders, has unanimously approved the merger agreement and recommends that Apple Valley Bank shareholders vote “FOR” the approval of the merger agreement.

Q:	What will happen to Apple Valley Bank after the merger?

A:	After the merger, Apple Valley Bank will cease to exist, and Apple Valley Bank shareholders will receive the merger consideration described below.

Q:	What will I be entitled to receive in the merger?

A:	Under the merger agreement, each share of Apple Valley Bank common stock you own will automatically be converted into the right to receive, at your election (but subject to proration and adjustment as provided in the merger agreement), (a) $8.50 in cash without interest, (b) one share of New England Bancshares common stock, or (c) a combination thereof.

Elections to receive stock or cash, or a combination of both, will be limited by the requirements that the number of shares of Apple Valley Bank common stock to be converted into New England Bancshares common stock in the merger must be 60% of the total number of shares of Apple Valley Bank common stock outstanding on the date of the merger and that the total value of the stock portion of the merger consideration must be equal to at least 45% of the merger consideration. Therefore, all allocations of cash and New England Bancshares common stock that you will receive will depend on the elections of other Apple Valley Bank shareholders. If the price of New England Bancshares’ common stock falls below certain thresholds established in the merger agreement, Apple Valley Bank may terminate the merger agreement unless New England Bancshares decides to increase the merger consideration. See “Description of the Merger—Cash or Stock Election” on page ___.

New England Bancshares will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of New England Bancshares common stock that you would otherwise be entitled to receive. See “Description of the Merger—Consideration to be Received in the Merger” on page ___ and “Description of New England Bancshares Capital Stock” on page ___.

Q:	How do I elect to receive cash, stock or a combination of both for my Apple Valley Bank common stock?

A:	A form for making an election will be sent to you separately on or about the date this proxy statement/prospectus is mailed. For your election to be effective, your properly completed election form, along with your Apple Valley Bank stock certificates or an appropriate guarantee of delivery, must be sent to and received by Registrar & Transfer Company, the exchange agent, on or before the election deadline, ____ p.m., Eastern time, on _____________, 2009. Do not send your election form together with your proxy card. Instead, use the separate envelope specifically provided for the election form and your stock certificates. If you do not make a timely election you will be allocated New England Bancshares common stock and/or cash depending on the elections made by other shareholders. If you own shares of Apple Valley Bank in “street name” through a bank, broker or other financial institution, and you wish to make an election, you should seek instructions from the financial institution holding your shares concerning how to make your election.

Q:	Can I change my election?

A:	You may change your election at any time prior to the election deadline by submitting to Registrar & Transfer Company a written notice accompanied by a properly completed and signed, revised election form. You may revoke your election by submitting a written notice to Registrar & Transfer Company prior to the election deadline or by withdrawing your stock certificates prior to the election deadline. Shareholders will not be entitled to change or revoke their elections following the election deadline. If you instructed a bank, broker or other financial institution to submit an election for your shares, you must follow their directions for changing those instructions.

Q:	How do I exchange my stock certificates?

A:	If you make an election, you must return your Apple Valley Bank stock certificates or an appropriate guarantee of delivery with your election form. Shortly after the merger, New England Bancshares’ transfer agent will allocate cash and New England Bancshares common stock among Apple Valley Bank shareholders, consistent with their elections and the allocation and proration procedures in the merger agreement. If you do not submit an election form, New England Bancshares’ transfer agent will send you instructions on how and where to surrender your Apple Valley Bank stock certificates after the merger is completed. Please do not send your Apple Valley Bank stock certificates with your proxy card.

Q:	What will my dividends be after the merger?

A:	New England Bancshares has paid a quarterly dividend of up to $0.04 per share. Although New England Bancshares has paid quarterly dividends on its common stock without interruption since the fourth quarter of 2005, there is no guarantee that New England Bancshares will continue to pay dividends on its common stock. All dividends on New England Bancshares common stock are declared at the discretion of the New England Bancshares board of directors.

Q:	What are the U.S. federal income tax consequences of the merger to me?

A:	The U.S. federal income tax consequence of the merger to you will depend on whether you receive only cash, only New England Bancshares common stock, or a combination of cash and New England Bancshares common stock in exchange for your shares of Apple Valley Bank common stock. If you exchange your shares solely for New England Bancshares common stock, you should not recognize gain or loss except with respect to the cash you receive instead of any fractional share of New England Bancshares common stock. If you exchange your shares solely for cash, you should recognize gain or loss on the exchange. If you exchange your shares for a combination of New England Bancshares common stock and cash, you should recognize capital gain, but not any loss, on the exchange. Because the allocations of cash and New England Bancshares common stock that you receive will depend on the elections of other Apple Valley Bank shareholders, you will not know the actual tax consequences of the merger to you until the allocations are completed.

Q:	Will I be required to pay backup withholding on the merger consideration paid to me?

A:	Unless an exemption exists under the Internal Revenue Code backup withholding rules, the exchange agent is required to withhold 28% of any cash payments made to you in the merger.

Q:	Am I entitled to dissenters’ rights?

A:

Yes. Connecticut law provides you with dissenters’ rights in the merger. If you exercise your dissenters rights, you will be legally entitled to receive payment in cash of the fair value of your shares, excluding any appreciation in value that results from the merger, but you will not receive the merger consideration under the merger agreement. To maintain your dissenters’ rights you must (1) deliver written notice to the Secretary of Apple Valley Bank, 286 Maple Avenue, Cheshire, Connecticut 06410, of your intent to demand payment for your shares to Apple Valley Bank before the Special Meeting of Apple Valley Bank shareholders or at the Special Meeting but before the vote is taken and (2) not vote in favor of the merger. This notice must be in addition to and separate from any abstention or any vote, in person or by proxy, cast against approval of the merger. Voting against, abstaining from voting on, or failing to vote on the adoption of the merger agreement will not constitute notice of intent to demand payment or demand for payment of fair value under Connecticut law. Your failure to follow exactly the procedures specified under Connecticut law will result in the loss of your dissenters’ rights. A copy of the section of the Connecticut General Statutes pertaining to dissenters’ rights is provided as Annex C to this document. See “Rights of Dissenting Shareholders” on page ___.

Q:	Why are Apple Valley Bank and New England Bancshares proposing the merger?

A:	Apple Valley Bank’s board of directors has determined that the merger is fair and in the best interests of the bank and its shareholders, and, by the unanimous vote of all of the directors, approved and adopted the merger agreement and the merger. The board of directors considered all factors it considered material, including the proposed merger consideration, which includes a combination of cash and stock of New England Bancshares; the terms of the transaction; the current business, operations, and prospects of Apple Valley Bank, and the current and prospective economic and competitive conditions facing Apple Valley Bank; and the challenges facing Apple Valley Bank in remaining an independent institution, and to enhance shareholder value without engaging in a strategic transaction. In addition, New England Bancshares believes that the merger will further its strategic growth plans, providing the increased resources that New England Bancshares needs to compete more effectively, continue to grow and to offer a broader array of products and services to better serve its banking customers. Further, the merger will accelerate New England Bancshares’ commercial lending growth and expand its market area. To review the reasons for the merger in more detail, see “Description of the Merger—Valley Bank and New England Bancshares’ Reasons for the Merger” on page ___ and “Description of the Merger—Apple Valley Bank’s Reasons for the Merger and the Recommendation of the Apple Valley Bank Board of Directors” on page ___.

Q:	What vote is required to approve the merger agreement?

A:	Approval of the merger agreement at the Special Meeting requires the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Apple Valley Bank common stock entitled to vote at the Special Meeting. New England Bancshares shareholders will not be voting on the merger agreement.

Each of the directors of Apple Valley Bank individually have entered into an agreement with New England Bancshares to vote their shares of Apple Valley Bank common stock in favor of the merger agreement. These directors hold approximately ____% of Apple Valley Bank’s outstanding common stock as of ______, 2009.

Q:	When and where is the Apple Valley Bank Special Meeting?

A:	The Special Meeting of Apple Valley Bank shareholders is scheduled to take place at _________________________, Connecticut at _____ ___.m., local time, on ______________, 2009.

Q:	Who is entitled to vote at the Apple Valley Bank Special Meeting?

A:	Holders of shares of Apple Valley Bank common stock at the close of business on ______________, 2009, which is the record date, are entitled to vote on the proposal to adopt the merger agreement. As of the record date, 862,013 shares of Apple Valley Bank common stock were outstanding and entitled to vote.

Q:	If I plan to attend the Apple Valley Bank Special Meeting in person, should I still return my proxy?

A:	Yes. Whether or not you plan to attend the Apple Valley Bank Special Meeting, you should complete and return the enclosed proxy card to ensure your vote is counted. The failure of an Apple Valley Bank shareholder to vote in person or by proxy will have the same effect as a vote “AGAINST” the merger agreement.

Q:	What do I need to do now to vote my shares of Apple Valley Bank common stock?

A:	After you have carefully read and considered the information contained in this proxy statement/prospectus, please complete, sign, date and mail your proxy card in the enclosed return envelope as soon as possible. This will enable your shares to be represented at the Special Meeting. You may also vote in person at the Special Meeting. If you do not return a properly executed proxy card and do not vote at the Special Meeting, this will have the same effect as a vote “AGAINST” the merger agreement. If you sign, date and send in your proxy card, but you do not indicate how you want to vote, your proxy will be voted in favor of adoption of the merger agreement.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. There are three ways for you to change your vote or revoke your proxy before the Special Meeting. You may change your vote or revoke your proxy before the Special Meeting by filing with the Secretary of Apple Valley Bank a duly executed revocation of proxy, by submitting a new proxy card with a later date, or by voting in person at the Special Meeting.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will not be able to vote your shares of Apple Valley Bank common stock on the proposal to adopt the merger agreement unless you provide instructions on how to vote. Please instruct you broker how to vote your shares, following the directions that your broker provides. If you do not provide instructions to your broker on the proposal to approve the merger agreement, your shares will not be voted, and this will have the effect of voting against the merger agreement. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q:	When is the merger expected to be completed?

A:	We will try to complete the merger as soon as possible. Before that happens, the merger agreement must be approved by Apple Valley Bank’s shareholders and we must obtain the necessary regulatory approvals. Assuming holders of at least two-thirds (2/3) of the shares of Apple Valley Bank common stock entitled to vote at the Special Meeting vote in favor of the merger agreement and we obtain the other necessary approvals, we expect to complete the merger in the second calendar quarter of 2009.

Q:	Is completion of the merger subject to any conditions besides shareholder approval?

A:	Yes. The transaction must receive the required regulatory approvals, and there are other closing conditions that must be satisfied. Except for the required regulatory approvals, New England Bancshares or Apple Valley Bank could decide to complete the merger even though one or more of these closing conditions hasn’t been met. Although we expect to complete the merger in the second calendar quarter of 2009, we can’t be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. To review the conditions of the merger in more detail, see “Description of the Merger—Conditions to Completing the Merger” on page ___.

Q:	Who can answer my other questions?

A:	If you have more questions about the merger, or how to submit your proxy, please contact Maureen A. Frank, President and Chief Executive Officer of Apple Valley Bank or ___________, _________________ of Apple Valley Bank, at (203) 271-1268. Apple Valley Bank’s shareholders may also contact Apple Valley Bank’s proxy solicitor, Georgeson Inc. at (__) ___-_____. If you need additional copies of this proxy statement/prospectus or the enclosed proxy form, you should contact _____________ at ( ) ____-_____.

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information important to you. To understand the merger more fully, you should read this entire document carefully, including the documents attached to this proxy statement/prospectus.

The Companies

New England Bancshares, Inc.

Valley Bank

Enfield Federal Savings and Loan Association

855 Enfield Street

Enfield, Connecticut 06082

(860) 523-5200

New England Bancshares, Inc. New England Bancshares, Inc., a Maryland corporation, is a bank holding company registered with the Federal Reserve Board and headquartered in Enfield, Connecticut. New England Bancshares’ common stock is listed on The NASDAQ Global Market under the symbol “NEBS.” New England Bancshares conducts its operations primarily through Valley Bank and Enfield Federal Savings and Loan Association, or Enfield Federal which are wholly owned subsidiaries of New England Bancshares. At December 31, 2008, New England Bancshares had total assets of $552.1 million, total deposits of $398.2 million and total shareholders’ equity of $65.4 million.

Valley Bank. Incorporated in 1999, Valley Bank is a Connecticut state chartered commercial bank with its principal office in Bristol, Connecticut. Valley Bank operates through four full service branches and is engaged principally in the business of attracting deposits from the general public and investing those deposits primarily in commercial real estate loans, and commercial and small business loans.

Enfield Federal. Incorporated in 1916, Enfield Federal is a federally chartered savings association with its principal office in Enfield, Connecticut. Enfield Federal is engaged principally in the business of attracting deposits from the general public and investing those deposits primarily in residential and commercial real estate loans, and to a lesser extent, in consumer, construction, commercial and small business loans. Enfield Federal operates from eight locations in Connecticut.

Merger of Valley Bank and Enfield Federal. Prior to the consummation of the merger of Apple Valley Bank with Valley Bank, New England Bancshares expects to merge Enfield Federal with and into Valley Bank, with Valley Bank, renamed “New England Bank,” as the surviving bank.

The Apple Valley Bank & Trust Company

286 Maple Avenue

Cheshire, Connecticut 06410

The Apple Valley Bank & Trust Company, or Apple Valley Bank, is a Connecticut state chartered commercial bank headquartered in Bristol, Connecticut. Apple Valley Bank’s common stock is quoted on the OTC Bulletin Board under the symbol “AVBK.” On December 7, 1998, the State of Connecticut Department of Banking approved a Temporary Certificate of Authority for Apple Valley Bank and on January 8, 1999, Apple Valley Bank was incorporated as a banking corporation under the laws of the State of Connecticut for the purpose of conducting a commercial banking business. The Connecticut Department of Banking issued a Final Certificate of Authority on March 2, 2001. Apple Valley Bank commenced commercial operations on March 2, 2001, and currently operates from three full-service offices in Cheshire, Southington and Wallingford, Connecticut. The bank is principally engaged in the business of attracting deposits from the general public and investing those deposits primarily in residential and commercial real estate loans, commercial and small business loans, and construction loans. At December 31, 2008, Apple Valley Bank had total assets of $81.4 million, total deposits of $70.7 million and total shareholders’ equity of $6.0 million.

Special Meeting of Shareholders; Required Vote (page ___)

A Special Meeting of Apple Valley Bank shareholders, or Special Meeting, is scheduled to be held at ________________________, Connecticut at _____ ___.m., local time, on _____________, 2009. At the Special Meeting, you will be asked to vote on a proposal to approve the merger agreement among New England Bancshares, Valley Bank and Apple Valley Bank. You also will be asked to vote on a proposal to adjourn the Special Meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the merger agreement.

Only Apple Valley Bank shareholders of record as of the close of business on _____________, 2009 are entitled to notice of, and to vote at, the Apple Valley Bank Special Meeting and any adjournments or postponements of the meeting.

Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Apple Valley Bank common stock entitled to vote at the Special Meeting. As of the record date, there were 862,013 shares of Apple Valley Bank common stock outstanding and entitled to vote at the Special Meeting. The directors and executive officers of Apple Valley Bank (and their affiliates), as a group, beneficially owned _______ shares of Apple Valley Bank common stock, representing ____% of the outstanding shares of Apple Valley Bank common stock as of the record date. The directors of Apple Valley Bank at the time the merger agreement was signed, who collectively beneficially owned _________ shares of Apple Valley Bank common stock representing ____% of the outstanding shares of Apple Valley Bank common stock as of the record date, have agreed to vote their shares in favor of the merger agreement at the Special Meeting.

The Merger and the Merger Agreement (page ___)

The merger of Apple Valley Bank with and into New England Bancshares’ wholly owned subsidiary Valley Bank is governed by a merger agreement. The merger agreement provides that, if all of the conditions are satisfied or waived, Apple Valley Bank will be merged with and into Valley Bank. Valley Bank will be the surviving entity following the merger, and will remain a wholly owned subsidiary of New England Bancshares. We encourage you to read the merger agreement, which is included as Annex A to this proxy statement/prospectus.

What Apple Valley Bank Shareholders Will Receive in the Merger (page ___)

Under the merger agreement, each share of Apple Valley Bank common stock you own will automatically be converted into the right to receive, at your election (but subject to proration and adjustment as provided in the merger agreement), (a) $8.50 in cash without interest, (b) one share of New England Bancshares common stock, or (c) a combination thereof. Regardless of your choice, however, your election will be limited by the requirements that the number of shares of Apple Valley Bank common stock to be converted into New England Bancshares common stock in the merger must be 60% of the total number of shares of Apple Valley Bank common stock outstanding on the date of the merger and that the total value of the stock portion of the merger consideration must be equal to at least 45% of the merger consideration. Therefore, all allocations of cash and New England Bancshares common stock that you will receive will depend on the elections of other Apple Valley Bank shareholders.

New England Bancshares will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of New England Bancshares common stock that you would otherwise be entitled to receive.

Comparative Market Prices (page ___)

The following table shows the closing price per share of New England Bancshares common stock and the equivalent price per share of Apple Valley Bank common stock, giving effect to the merger, on January 14, 2009, which is the last day on which shares of New England Bancshares common stock traded preceding the public announcement of the proposed merger, and on _____________, 2009, the most recent practicable date before the mailing of this proxy statement/prospectus. The equivalent price per share of Apple Valley Bank common stock was computed by multiplying the price of a share of New England Bancshares common stock by 1.0, the exchange ratio, and by 0.6, the ratio of Apple Valley Bank common stock to be exchanged for New England Bancshares common stock, and adding $3.40, the amount of the per share cash consideration ($8.50) multiplied by 0.4, the ratio of Apple Valley Bank common stock to be exchanged for the cash consideration. See “Description of the Merger—Consideration to be Received in the Merger” on page ___.

	New England Bancshares Common Stock		Equivalent Price Per Share of Apple Valley Bank Common Stock
January 14, 2009		$8.00		$8.20
_________, 2009	$		$

Recommendation of the Apple Valley Bank Board of Directors (page ___)

The Apple Valley Bank board of directors has unanimously approved the merger agreement and the proposed merger. The Apple Valley Bank board believes that the merger agreement, including the merger contemplated by the merger agreement, is advisable and fair to, and in the best interests of, Apple Valley Bank and its shareholders, and therefore unanimously recommends that Apple Valley Bank shareholders vote “FOR” the proposal to approve the merger agreement. In reaching this decision, Apple Valley Bank’s board of directors considered many factors, which are described in the section captioned “Description of the Merger—Apple Valley Bank’s Reasons for the Merger and the Recommendation of the Apple Valley Bank Board of Directors” beginning on page ___.

Apple Valley Bank’s Financial Advisor Believes the Merger Consideration is Fair to Shareholders (page ___)

In deciding to approve the merger, Apple Valley Bank’s board of directors considered the opinion of Ostrowski & Company, Inc., or O&Co. O&Co, which served as financial advisor to Apple Valley Bank’s board of directors, delivered its opinion dated January 14, 2009, that the merger consideration is fair to the holders of Apple Valley Bank common stock from a financial point of view. A copy of this opinion is included as Annex B to the proxy statement/prospectus. You should read the opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations of the review conducted by O&Co. Apple Valley Bank has agreed to pay O&Co fees totaling approximately $110,000 for its services in connection with the merger.

Regulatory Approvals (page ___)

Under the terms of the merger agreement, the merger cannot be completed unless it is first approved by the Federal Deposit Insurance Corporation, or the FDIC, the primary federal regulator for both Apple Valley Bank and Valley Bank, and the Connecticut Department of Banking. New England Bancshares and Valley Bank filed the required applications with the FDIC and the Connecticut Department of Banking on March 16, 2009.

Conditions to the Merger (page ___)

The completion of the merger is subject to the fulfillment of a number of conditions, including:

•	approval of the merger agreement at the Special Meeting by the holders of at least two-thirds (2/3) of the outstanding shares of Apple Valley Bank common stock entitled to vote at the Special Meeting;

•	approval of the transaction by the appropriate regulatory authorities;

•

receipt by each party of opinions from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (these have been received);

•	the continued accuracy of representations and warranties made on the date of the merger agreement;

•

receipt of all consents or approvals necessary to assign to New England Bancshares any real property lease to which Apple Valley Bank is a party on terms that are, as reasonably determined by New England Bancshares in its sole discretion, at least as favorable as the terms for Apple Valley Bank;

•	New England Bancshares shall have offered to enter into a consulting agreement with Maureen A. Frank;

•	the holders of no more than 10% of the outstanding Apple Valley Bank common stock shall have taken the actions required by applicable laws to exercise dissenters’ rights; and

•	no material adverse effects relating to the business of New England Bancshares or Apple Valley Bank shall have occurred.

Termination (page ___)

The merger agreement may be terminated by mutual written consent of the parties at any time before the completion of the merger. Additionally, subject to conditions and circumstances described in the merger agreement, either New England Bancshares or Apple Valley Bank may terminate the merger agreement if, among other things, any of the following occur:

•	the merger has not been consummated by September 30, 2009;

•	Apple Valley Bank shareholders do not approve the merger agreement by the required vote at the Apple Valley Bank Special Meeting;

•	a required regulatory approval is denied or a governmental authority blocks the merger;

•

there is a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement, which cannot be cured, or has not been cured within 30 days after the giving of written notice to such party of such breach; or

•

by Apple Valley Bank if New England Bancshares’ stock price falls below certain thresholds set forth in the merger agreement and, in such event and as provided in the merger agreement, New England Bancshares does not increase the merger consideration payable to Apple Valley Bank shareholders according to a prescribed formula.

New England Bancshares may also terminate the merger agreement if Apple Valley Bank materially breaches its agreements regarding the solicitation of other acquisition proposals and the submission of the merger agreement to shareholders or if the board of directors of Apple Valley Bank does not recommend approval of the merger in the proxy statement/prospectus or withdraws or revises its recommendation in a manner adverse to New England Bancshares and Valley Bank.

Termination Fee (page ___)

Under certain circumstances described in the merger agreement, New England Bancshares may demand from Apple Valley Bank a $350,000 termination fee in connection with the termination of the merger agreement. In the event: (1) any of the parties terminates the merger agreement as a result of the failure of Apple Valley Bank’s shareholders to approve the merger; or (2) New England Bancshares terminates the merger agreement because of Apple Valley Bank’s willful breach of any representation, warranty, covenant or agreement; and in both cases an acquisition proposal from a third party has been publicly announced, disclosed or communicated before the date of the shareholders meeting in clause (1) above or before the termination date in clause (2) above, then Apple Valley Bank must pay 1/3 of the $350,000 termination fee. If within 18 months after such termination, Apple Valley Bank consummates or enters into any agreement with respect to an acquisition proposal, then it must pay the remainder of the termination fee.

Interests of Officers and Directors in the Merger that are Different from Yours (page ___)

You should be aware that some of Apple Valley Bank’s directors and officers may have interests in the merger that are different from, or in addition to, the interests of Apple Valley Bank’s shareholders generally. These include: provisions in the merger agreement relating to indemnification of directors and officers and liability insurance for directors and officers of Apple Valley Bank for events occurring before the merger; and a requirement that New England Bancshares offer to appoint one current director of Apple Valley Bank, selected by New England Bancshares, to serve on New England Bancshares’ board of directors following the merger. New England Bancshares has offered this board position to Kathryn C. Reinhard, who has agreed to accept the board position.

The merger agreement also provides that New England Bancshares or Valley Bank will offer to enter into a six-month consulting agreement with Maureen A. Frank under which Ms. Frank will be paid $70,000 over the six-month term of the agreement. In addition, in connection with the merger, Maureen A. Frank, President and Chief Executive Officer of Apple Valley Bank, Jonathan P. Rappi, Executive Vice President and Chief Financial Officer of Apple Valley Bank, and Randall J. Gage, Executive Vice President and Credit Administration Officer of Apple Valley Bank, shall each enter into a termination and release agreement, releasing their rights under their respective change in control agreements with Apple Valley Bank. Under their respective termination and release agreements the values of the cash portion of the severance benefits that may be received by Ms. Frank, Mr. Rappi and Mr. Gage are expected to equal $249,200, $64,890 and $84,401, respectively. The termination and release agreements also provide severance benefits in the form of continued health insurance coverage for Ms. Frank, Mr. Rappi and Mr. Gage, which shall continue for a period of one year following the closing of the merger for Mr. Rappi and Mr. Gage, and which shall continue for Ms. Frank until she is entitled to receive benefits under Medicare.

Except for the identification of the proposed director to serve on New England Bancshares’ board of directors following the merger, Apple Valley Bank’s board of directors was aware of these interests and took them into account in approving the merger. See “Description of the Merger—Interests of Certain Persons in the Merger” on page ___.

Accounting Treatment of the Merger (page ___)

The merger will be accounted for as a purchase transaction in accordance with U.S. generally accepted accounting principles.

Certain Differences in Shareholder Rights (page ___)

When the merger is completed, Apple Valley Bank shareholders will become New England Bancshares shareholders and their rights will be governed by Maryland law and by New England Bancshares’ articles of incorporation and bylaws. See “Comparison of Rights of Shareholders” beginning on page ___ for a summary of the material differences between the respective rights of Apple Valley Bank and New England Bancshares shareholders.

Rights of Dissenting Shareholders (page ___)

Apple Valley Bank shareholders may dissent from the merger and, upon complying with the requirements of Connecticut law, receive cash in the amount of the fair value of their shares instead of shares of New England Bancshares common stock and the cash consideration specified in the merger agreement. A copy of the sections of the Connecticut General Statutes pertaining to dissenters’ rights is attached as Annex C to this proxy statement/prospectus. You should read the statute carefully and consult with your legal counsel if you intend to exercise these rights.

U.S. Federal Income Tax Consequences of the Merger (page ___)

The U.S. federal income tax consequences of the merger to shareholders of Apple Valley Bank will depend primarily on whether they exchange their Apple Valley Bank common stock solely for New England Bancshares common stock, solely for cash or for a combination of New England Bancshares common stock and cash. Apple Valley Bank shareholders who exchange their shares solely for New England Bancshares common stock should not recognize gain or loss except with respect to the cash they receive instead of a fractional share. Apple Valley Bank shareholders who exchange their shares solely for cash should recognize gain or loss on the exchange. Apple Valley Bank shareholders who exchange their shares for a combination of New England Bancshares common stock and cash should recognize capital gain equal to the lesser of the cash received or gain realized, but not any loss, on the exchange. The actual federal income tax consequences to Apple Valley Bank shareholders of electing to receive cash, New England Bancshares common stock or a combination of cash and stock will not be ascertainable at the time Apple Valley Bank shareholders make their election because it will not be known at that time how, or to what extent, the allocation and proration procedures will apply. The merger will be a tax-free transaction for New England Bancshares shareholders.

This tax treatment may not apply to all Apple Valley Bank shareholders. Determining the actual tax consequences of the merger to Apple Valley Bank shareholders can be complicated. Apple Valley Bank shareholders should consult their own tax advisor for a full understanding of the merger’s tax consequences that are particular to each shareholder.

To review the tax consequences of the merger to Apple Valley Bank shareholders in greater detail, please see the section “Description of the Merger—U.S. Federal Income Tax Consequences of the Merger” beginning on page ___.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, you should consider carefully the risk factors described below, which include all known material risks related to the merger and New England Bancshares’ operations, in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this document. Please refer to the section of this proxy statement/prospectus titled “Cautionary Statement About Forward-Looking Statements” beginning on page ___.

Risks Related to the Merger

The price of New England Bancshares common stock might decrease after the merger.

Following the merger, the holders of Apple Valley Bank common stock will become shareholders of New England Bancshares. New England Bancshares common stock could decline in value after the merger. For example, during the twelve-month period ending on _____________, 2009 (the most recent practicable date before the printing of this proxy statement/prospectus), the closing price of New England Bancshares common stock varied from a low of $_____ to a high of $_____ and ended that period at $            . The market value of New England Bancshares common stock fluctuates based upon general market economic conditions, New England Bancshares’ business and prospects and other factors. Therefore, the market value of New England Bancshares common stock received by an Apple Valley Bank shareholder in connection with the merger could be lower than the market value of Apple Valley Bank common stock as of the closing date of the merger, and the market value of the stock consideration could be less than the $8.50 cash consideration received by shareholders receiving the cash consideration. The market value of New England Bancshares common stock received by an Apple Valley Bank shareholder in connection with the merger could also be higher than the trading prices noted above, and Apple Valley Bank shareholders receiving cash consideration could receive cash worth less than the market value of the stock consideration. No assurance can be given as to the value of New England Bancshares’ common stock at or after the closing of the merger.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Apple Valley Bank.

Until the completion of the merger, with some limited exceptions, Apple Valley Bank is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than New England Bancshares. In addition, Apple Valley Bank has agreed to pay a termination fee of $350,000 to New England Bancshares in specified circumstances, which in most cases will be payable within two business days following such termination. In the event: (1) either party terminates the merger agreement as a result of the failure of Apple Valley Bank’s stockholders to approve the merger; or (2) the merger agreement is terminated by New England Bancshares because of Apple Valley Bank’s willful breach of any representation, warranty, covenant or agreement; and an acquisition proposal from a third party has been publicly announced, disclosed or communicated before the date of the shareholders meeting in clause (1) above or before the termination date in clause (2) above, then Apple Valley Bank must pay 1/3 of the $350,000 termination fee, within two business days following such termination. If within 18 months after such termination, Apple Valley Bank consummates or enters into any agreement with respect to an acquisition proposal, then it must pay the remainder of the termination fee. These provisions could discourage other companies from trying to acquire Apple Valley Bank even though those other companies might be willing to offer greater value to Apple Valley Bank’s shareholders than New England Bancshares has offered in the merger. The payment of the termination fee could also have a material adverse effect on Apple Valley Bank’s financial condition.

Apple Valley Bank common shareholders may receive a form of consideration different from what they elect.

The right of Apple Valley Bank common shareholders to elect to receive cash or New England Bancshares common stock in the merger is subject to proration procedures designed to ensure that the aggregate consideration to be paid by New England Bancshares will be, as nearly as practicable, 40% cash and 60% common stock. As a result, if either the aggregate cash or stock elections exceed the maximum amount available, and you choose a consideration election that exceeds the maximum amount available, you may receive a portion of your consideration in a form different from what you elected. Accordingly, if you make a cash election, it is possible that you will receive a portion of your consideration as New England Bancshares common stock. Conversely, if you elect to receive New England Bancshares common stock, it is possible that you will receive a portion of your consideration as cash.

If you tender shares of Apple Valley Bank common stock to make an election (or follow the procedures for guaranteed delivery), you will not be able to sell those shares, unless you revoke your election prior to the election deadline.

After the Special Meeting, each Apple Valley Bank common stock shareholder will receive an election form and other materials relating to the shareholder’s right to elect the form of merger consideration under the merger agreement and will be requested to send to the exchange agent your Apple Valley Bank stock certificates (or follow the procedures for guaranteed delivery) together with the properly completed election form. If you want to make a cash or stock election, you must deliver your stock certificates (or follow the procedures for guaranteed delivery) and a properly completed and signed form of election to the exchange agent by the deadline. The deadline for doing this will be set forth on the election form. You will not be able to sell any shares of Apple Valley Bank common stock that you have delivered, unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Apple Valley Bank common stock for any reason until the merger is completed or terminated. In the time between delivery of your shares and the completion of the merger, the trading price of Apple Valley Bank or New England Bancshares common stock may decrease, and you might otherwise want to sell your shares of Apple Valley Bank to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is not yet determined. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

The shares of New England Bancshares common stock to be received by Apple Valley Bank shareholders as a result of the merger will have different rights from the shares of Apple Valley Bank common stock.

The rights associated with Apple Valley Bank common stock ownership are different from the rights associated with New England Bancshares common stock. Please see the section entitled “Comparison of Rights of Shareholders” beginning on page ____ for a discussion of the different rights associated with New England Bancshares common stock.

Certain of Apple Valley Bank’s officers and directors have interests that are different from, or in addition to, interests of Apple Valley Bank’s shareholders generally.

You should be aware that the directors and officers of Apple Valley Bank have interests in the merger that are different from, or in addition to, the interests of Apple Valley Bank shareholders generally. These include: provisions in the merger agreement relating to indemnification of directors and officers and insurance for directors and officers of Apple Valley Bank for events occurring before the merger; and a requirement that New England Bancshares offer to appoint one current director of Apple Valley Bank, selected by New England Bancshares, to serve on New England Bancshares’ board of directors following the merger. New England Bancshares has offered a board position to Kathryn C. Reinhard, who has agreed to accept the board position.

The merger agreement also provides that New England Bancshares or Valley Bank will offer to enter into a six-month consulting agreement with Maureen A. Frank under which Ms. Frank will be paid $70,000 over the six-month term of the agreement. In addition, in connection with the merger, Maureen A. Frank, President and Chief Executive Officer of Apple Valley Bank, Jonathan P. Rappi, Executive Vice President and Chief Financial Officer of Apple Valley Bank, and Randall J. Gage, Executive Vice President and Credit Administration Officer of Apple Valley Bank, shall enter into a termination and release agreement, releasing their rights under their respective change in control agreements with Apple Valley Bank. Under their respective termination and release agreements the value of the cash portion of the severance benefits that may be received by Ms. Frank, Mr. Rappi and Mr. Gage are expected to equal $249,200, $64,890 and $84,401, respectively. The termination and release agreements also provide severance benefits in the form of continued health insurance coverage for Ms. Frank, Mr. Rappi and Mr. Gage, which shall continue for a period of one year following the closing of the merger for Mr. Rappi and Mr. Gage, and which shall continue for Ms. Frank until she is entitled to receive benefits under Medicare.

Except for the identification of the proposed director to serve on New England Bancshares’ board of directors following the merger, Apple Valley Bank’s board of directors was aware of these interests and took them into account in approving the merger.

For a more detailed discussion of these interests, see “Description of the Merger—Interests of Certain Persons in the Merger” beginning on page ___.

Anti-takeover provisions in New England Bancshares’ articles of incorporation restrict the accumulation of New England Bancshares’ common stock, which may adversely affect its stock price.

New England Bancshares’ articles of incorporation provide that if a person acquires beneficial ownership of more than 10% of any class of any equity security of New England Bancshares, all shares beneficially owned by such person in excess of 10% will be considered “excess shares” and will not be counted as shares entitled to vote in connection with any matters submitted to the stockholders for a vote. Additionally, New England Bancshares’ articles of incorporation require at least 80% of the outstanding shares of stock to approve certain business combinations. These restrictions make it more difficult and less attractive for stockholders to acquire a significant amount of New England Bancshares’ common stock and may make it difficult and expensive for companies or persons to pursue a takeover attempt, which may adversely affect New England Bancshares’ stock price.

Risks Related to the Operations of New England Bancshares and Valley Bank

The current economic downturn coupled with turmoil and uncertainty in the financial markets may adversely impact New England Bancshares and its ability to successfully execute its business plan.

The current economic downturn may adversely impact the financial condition of the households and businesses comprising New England Bancshares’ loan customers. Such a deteriorating financial condition could arise from loss of employment or business revenue exacerbated by a reduction in the value of real estate collateralizing New England Bancshares’ customers’ loans. As a consequence, New England Bancshares may experience an increase in nonperforming loans which will negatively impact earnings through reduced collections of interest income coupled with possible increases in the provision for loan losses, charge offs and foreclosure costs. New England Bancshares’ ability to originate new loans in accordance with its business plan goals and objectives may also be diminished as a result of these same factors.

Moreover, the general level of uncertainty in the marketplace – particularly concerning counterparty risk – has greatly diminished the sources of funding readily available to many large financial institutions. Consequently, such institutions are placing greater emphasis on their retail deposit channel to attract funding thereby placing upward pressure on retail deposit rates in the marketplace. As a result, despite the recent reduction in overall market interest rates, New England Bancshares’ cost of deposits may remain stable or increase while its yield on earning assets may decrease. This condition would reduce New England Bancshares’ net interest spread and margin and its earnings in future periods.

New England Bancshares’ expenses will increase as a result of increases in Federal Deposit Insurance Corporation insurance premiums.

The Federal Deposit Insurance Corporation (“FDIC”) imposes an assessment against financial institutions for deposit insurance. This assessment is based on the risk category of the institution and currently ranges from 5 to 43 basis points of the institution’s deposits. On December 22, 2008, the FDIC published a final rule raising the current deposit insurance assessment rates uniformly for all institutions by seven basis points (to a range from 12 to 50 basis points) for the first quarter of 2009. On February 27, 2009, the FDIC also issued a final rule that revises the way the FDIC calculates federal deposit insurance assessment rates beginning in the second quarter of 2009. Under the new rule, the FDIC will first establish an institution’s initial base assessment rate. This initial base assessment rate will range, depending on the risk category of the institution, from 12 to 45 basis points. The FDIC will then adjust the initial base assessment (higher or lower) to obtain the total base assessment rate. The adjustments to the initial base assessment rate will be based upon an institution’s levels of unsecured debt, secured liabilities, and brokered deposits. The total base assessment rate will range from 7 to 77.5 basis points of the institution’s deposits. Additionally, the FDIC issued an interim rule that would impose a special 20 basis points assessment on June 30, 2009, which would be collected on September 30, 2009. The interim rule also allows for additional special assessments.

If New England Bancshares’ allowance for loan losses is not sufficient to cover actual loan losses, its earnings will decrease.

New England Bancshares makes various assumptions and judgments about the collectability of New England Bancshares’ loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of its loans. In determining the amount of the allowance for loan losses, New England Bancshares reviews its loans and its loss and delinquency experience, and evaluates economic conditions. If New England Bancshares’ assumptions are incorrect, its allowance for loan losses may not be sufficient to cover probable incurred losses in its loan portfolio, resulting in additions to its allowance. While New England Bancshares’ allowance for loan losses was 1.13% of total loans at December 31, 2008, material additions to its allowance could materially decrease its net income.

In addition, bank regulators periodically review New England Bancshares’ allowance for loan losses and may require New England Bancshares to increase its provision for loan losses or recognize further loan charge-offs. Any increase in New England Bancshares’ allowance for loan losses or loan charge-offs as required by these regulatory authorities might have a material adverse effect on New England Bancshares’ financial condition and results of operations.

A downturn in the local economy or local real estate values could hurt New England Bancshares’ profits.

Almost all of New England Bancshares’ real estate loans are secured by real estate in Connecticut. As a result of this concentration, a downturn in the local economy could cause significant increases in non-performing loans, which would hurt New England Bancshares’ profits. Additionally, a decrease in asset quality could require additions to New England Bancshares’ allowance for loan losses through increased provisions for loan losses, which would hurt New England Bancshares’ profits. Until 2007, there had been significant increases in real estate values in New England Bancshares’ market area. As a result of these rising home prices, New England Bancshares’ loans were well collateralized. During 2007, however, the real estate market in Hartford county began to slow, and during 2008, real estate values in Hartford county declined slightly. Further declines in real estate values could cause some of New England Bancshares’ mortgage loans to become inadequately collateralized, which would expose New England Bancshares to a greater risk of loss.

New England Bancshares could record future losses on its holdings of certain securities.

At December 31, 2008, gross unrealized losses in New England Bancshares’ investment portfolio equaled approximately $1.9 million relating to securities with an aggregate fair value of $21.6 million. There can be no assurance that future factors or combinations of factors will not cause New England Bancshares to conclude in one or more future reporting periods that an unrealized loss that exists with respect to any of its securities constitutes an impairment that is other than temporary.

If dividends paid on New England Bancshares’ investment in the Federal Home Loan Bank of Boston continue to be suspended, or if its investment is classified as other-than-temporarily impaired or as permanently impaired, New England Bancshares’ earnings and/or stockholders’ equity could decrease.

New England Bancshares owns common stock of the Federal Home Loan Bank of Boston, or FHLBB, to qualify for membership in the Federal Home Loan Bank System and to be eligible to borrow funds under the FHLBB’s advance program. There is no market for our FHLBB common stock, and the FHLBB has instituted a moratorium on buying back their excess capital stock. On February 26, 2009, the FHLBB reported a net annual loss of $73.2 million. The loss was primarily due to a other-than-temporary impairment charge of $339.1 million on its private-label mortgage backed securities portfolio. The FHLBB believes that it will recover a substantial portion of the impairment losses over time and expects to hold the securities until maturity. As a result of the loss, the FHLBB also announced that the dividend paid on its common stock has been suspended indefinitely and that the payment of any dividend in 2009 is unlikely. The continued suspension of the dividend will decrease New England Bancshares’ income. In an extreme situation, it is possible that the capitalization of a Federal Home Loan Bank, including the FHLBB, could be substantially diminished or reduced to zero. Consequently, New England Bancshares believes that there is a risk that its investment in FHLBB common stock could be deemed other-than-temporarily impaired at some time in the future, and if this occurs, it would cause New England Bancshares’ earnings and stockholders’ equity to decrease by the after-tax amount of the impairment charge.

New England Bancshares’ increased emphasis on commercial and construction lending may expose us to increased lending risks.

At December 31, 2008, New England Bancshares’ loan portfolio consisted of $150.0 million, or 36.4% of multi-family and commercial real estate loans, $17.4 million, or 3.5% of construction loans and $73.5 million, or 17.8% of commercial business loans. New England Bancshares intends to increase its emphasis on these types of loans. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property, the income stream of the borrowers and, for construction loans, the accuracy of the estimate of the property’s value at completion of construction and the estimated cost of construction. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Commercial business loans expose New England Bancshares to additional risks since they typically are made on the basis of the borrower’s ability to make repayments from the cash flow of the borrower’s business and are secured by non-real estate collateral that may depreciate over time. In addition, since such loans generally entail greater risk than one- to four-family residential mortgage loans, New England Bancshares may need to increase its allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, many of New England Bancshares’ commercial and construction borrowers have more than one loan outstanding with New England Bancshares. Consequently, an adverse development with respect to one loan or one credit relationship can expose New England Bancshares to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Future changes in interest rates could reduce New England Bancshares’ profits.

New England Bancshares’ profitability largely depends on its net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between:

•	the interest income New England Bancshares earns on its interest-earning assets, such as loans and securities; and

•	the interest expense New England Bancshares pays on its interest-bearing liabilities, such as deposits and borrowings.

Like many banks and bank holding companies, New England Bancshares depends on deposit accounts as a primary source of funds, and most of its deposit accounts have no stated maturity date or relatively short contractual maturities. However, New England Bancshares’ loans, especially its one- to four-family residential real estate loans, generally have fixed rates and longer terms than New England Bancshares’ deposits and other interest-bearing liabilities. Many of New England Bancshares’ securities investments have fixed rates and relatively longer maturities as well. This imbalance can create significant earnings volatility, because market interest rates change over time. In a period of rising interest rates, the interest income earned on New England Bancshares’ assets, such as loans and investments, may not reprice as rapidly as the interest paid on its liabilities, such as deposits. In a period of declining interest rates, the interest income earned on New England Bancshares’ assets may decrease more rapidly than the interest paid on its liabilities, as borrowers prepay mortgage loans, and mortgage-backed securities and callable investment securities are called or prepaid. This creates reinvestment risk, which is the risk that New

England Bancshares may not be able to reinvest prepayments at rates that are comparable to the rates it earned on the prepaid loans or securities.

In addition, changes in interest rates can affect the average life of loans and mortgage-backed and related securities. A reduction in interest rates may result in increased prepayments of loans and mortgage-backed and related securities as borrowers refinance their debt in order to reduce their borrowing costs. This also creates reinvestment risk. Additionally, increases in interest rates may decrease loan demand and/or make it more difficult for borrowers to repay adjustable-rate loans.

Changes in interest rates also affect the current fair value of New England Bancshares’ interest-earning securities portfolio. Generally, the value of fixed-rate securities fluctuates inversely with changes in interest rates. Unrealized gains and losses on securities available for sale are reported as a separate component of equity, net of tax. Decreases in the fair value of securities available for sale resulting from increases in interest rates could have an adverse effect on shareholders’ equity. At December 31, 2008, the fair value of New England Bancshares’ investment and mortgage-backed securities, all classified as available for sale, totaled $78.6 million. Gross unrealized losses on these securities totaled $1.9 million at December 31, 2008.

For additional information relating to the effects of changes in interest rates on New England Bancshares’ financial condition and results of operations, see “Information About New England Bancshares and Valley Bank – Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management of Market Risk.”

Lack of consumer confidence in financial institutions may decrease New England Bancshares’ level of deposits.

New England Bancshares’ level of deposits may be affected by lack of consumer confidence in financial institutions, which have caused fewer depositors to be willing to maintain deposits that are not insured by the FDIC. That may cause depositors to withdraw deposits and place them in other institutions or to invest uninsured funds in investments perceived as being more secure, such as securities issued by the United States Treasury. These consumer preferences may force New England Bancshares to pay higher interest rates to retain deposits and may constrain liquidity as it seeks to meet funding needs caused by reduced deposit levels.

Future legislative or regulatory actions responding to perceived financial and market problems could impair New England Bancshares’ rights against borrowers.

There have been proposals in Congress that would reduce the amount that distressed borrowers are otherwise contractually obligated to pay under their mortgage loans and limit an institution’s ability to foreclose on mortgage collateral. If such proposals, or other proposals limiting New England Bancshares’ rights as a creditor, are implemented, New England Bancshares could experience increased credit losses or increased expense in pursuing its remedies as a creditor.

Strong competition within New England Bancshares’ market area could hurt its profits and slow growth.

New England Bancshares faces intense competition both in making loans and attracting deposits. This competition has made it more difficult to make new loans and has occasionally forced New England Bancshares to offer higher deposit rates. Price competition for loans and deposits might result in New England Bancshares earning less on its loans and paying more on its deposits, which reduces net interest income. As of June 30, 2008, Enfield Federal and Valley Bank combined held 1.30% of the deposits in Hartford County, which was the 11th largest market share of deposits out of the 29 financial institutions in the county. Some of the institutions with which New England Bancshares competes have substantially greater resources and lending limits than it has and may offer services that it does not provide. New England Bancshares expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry.

New England Bancshares operates in a highly regulated environment and it may be adversely affected by changes in laws and regulations.

New England Bancshares and its subsidiaries are subject to extensive regulatory supervision and examination by the Connecticut Department of Banking, the FDIC, the Office of Thrift Supervision and the Federal Reserve Board. Such regulation and supervision govern the activities in which financial institutions and their holding companies may engage, and are intended primarily for the protection of the insurance fund and for the depositors and borrowers of financial institutions, not investors in the securities of banks and bank holding companies. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on New England Bancshares’ operations, the classification of its assets and determination of the level of its allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on New England Bancshares’ operations.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this document that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (referred to as the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (referred to as the Securities Exchange Act), and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The sections of this document which contain forward-looking statements include, but are not limited to, “Questions And Answers About the Merger and the Special Meeting,” “Summary,” “Risk Factors,” “Description of the Merger—Background of the Merger,” “Description of the Merger—New England Bancshares’ Reasons for the Merger,” and “Description of the Merger—Apple Valley Bank’s Reasons for the Merger and the Recommendation of the Apple Valley Bank Board of Directors.” You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in the “Risk Factors” section beginning on page ___.

Because of these and other uncertainties, New England Bancshares’ actual results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, New England Bancshares’ and Apple Valley Bank’s past results of operations do not necessarily indicate New England Bancshares’ and Apple Valley Bank’s combined future results. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. New England Bancshares is not undertaking an obligation to update these forward-looking statements, even though its situation may change in the future, except as required under federal securities law. New England Bancshares qualifies all of its forward-looking statements by these cautionary statements.

Further information on other factors which could affect the financial condition, results of operations, liquidity or capital resources of New England Bancshares before and after the merger is included in this proxy statement/prospectus under “Information About New England Bancshares and Valley Bank.”

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables show summarized historical financial data for New England Bancshares and Apple Valley Bank. You should read this summary financial information in connection with New England Bancshares’ and Apple Valley Bank’s historical financial information, which appears elsewhere in this proxy statement/prospectus.

Unaudited financial statements for New England Bancshares for the nine months ended December 31, 2008 and 2007 include normal, recurring adjustments necessary to fairly present the data for those periods. The unaudited data is not necessarily indicative of expected results of a full year’s operation.

Selected Historical Financial Data of New England Bancshares

	At or For the Nine Months Ended December 31,		At or For the Year Ended March 31,
	2008	2007	2008	2007	2006
	(unaudited)
	(In thousands, except per share amounts and percentages)
FINANCIAL CONDITION DATA
Total assets	$552,085	$502,908	$518,179	$284,158	$257,799
Loans receivable, net	407,332	372,594	371,769	198,447	149,749
Investment securities, available-for-sale	78,589	75,083	63,544	49,469	52,297
Deposits	398,199	359,955	370,312	181,675	169,044
Borrowings	71,522	59,115	65,821	33,587	21,642
Shareholders’ equity	65,361	68,869	68,737	57,266	56,821
OPERATING DATA
Interest and dividend income	$21,824	$18,581	$26,009	$15,163	$11,954
Interest expense	9,970	8,687	12,148	5,794	3,837

Net interest and dividend income	11,854	9,894	13,861	9,369	8,117
Provision for loan losses	872	208	307	242	210

Net interest and dividend income after provision for loan losses	10,982	9,686	13,554	9,127	7,907
Non-interest (charge) income	(1,089)	836	1,338	991	835
Non-interest expense	11,025	9,276	12,949	8,643	6,789

(Loss) income before income taxes	(1,132)	1,246	1,943	1,475	1,953
Income tax (benefit) expense	(337)	555	728	505	644

Net (loss) income	$(795)	$691	$1,215	$970	$1,309

COMMON SHARE DATA
Basic (loss) earnings per share	$(0.14)	$0.12	$0.22	$0.20	$0.27
Diluted (loss) earnings per share	(0.14)	0.12	0.21	0.19	0.26
Dividends declared per share	0.11	0.09	0.12	0.12	0.09
Book value per share	8.14	8.34	8.42	10.40	10.63
Weighted average shares - basic	5,657	5,567	5,620	4,946	4,933
Weighted average shares - diluted	5,657	5,734	5,780	5,126	5,046
Shares outstanding - end of period	5,941	6,132	6,098	5,347	5,347
KEY OPERATING RATIOS
Return on average assets	(0.20)%	0.22%	0.27%	0.36%	0.57%
Return on average equity	(1.58)	1.40	1.83	1.70	3.63
Net interest margin	3.39	3.53	3.53	3.79	3.87
Dividend payout ratio	N/A	73.23	56.05	61.86	21.62
Nonperforming loans to total loans	1.59	0.22	0.31	0.41	0.40
Nonperforming assets to total assets	1.20	0.16	0.23	0.29	0.23
Allowance for loan losses to total loans	1.13	1.05	1.08	0.94	1.09
Allowance for loan losses to nonperforming loans	70.73	483.52	346.70	227.55	272.67
Average equity to average assets	12.45	15.89	15.07	21.22	15.72
Total equity to total assets	11.84	13.69	13.27	20.15	22.04

Selected Historical Financial Data of Apple Valley Bank

	At or For the Year Ended December 31,
	2008	2007	2006
	(In thousands, except per share amounts and percentages)
FINANCIAL CONDITION DATA
Total assets	$81,394	$70,183	$89,646
Loans receivable, net	64,234	58,364	44,833
Investment securities, available-for-sale	4,186	5,897	7,770
Deposits	70,696	56,504	47,609
Borrowings	4,503	6,883	4,619
Shareholders’ equity	5,961	6,539	6,866
OPERATING DATA
Interest and dividend income	$4,477	$4,130	$3,711
Interest expense	2,191	2,131	1,506

Net interest and dividend income	2,286	1,999	2,205
Provision for loan losses	499	96	14

Net interest and dividend income after provision for loan losses	1,787	1,903	2,191
Non-interest income	176	87	66
Non-interest expense	2,917	2,696	2,189

(Loss) income before income taxes	(954)	(706)	68
Income tax (benefit) expense	(368)	(306)	22

Net (loss) income	$(586)	$(400)	$46

COMMON SHARE DATA
Basic (loss) earnings per share	$(0.68)	$(0.46)	$0.05
Book value per share	6.92	7.59	7.97
Weighted average shares	862	862	862
Shares outstanding - end of period	862	862	862
KEY OPERATING RATIOS
Return on average assets	(0.75)%	(0.61)%	0.08%
Return on average equity	(9.23)	(5.96)	6.64
Net interest margin	3.11	3.25	3.98
Nonperforming loans to total loans	2.52	1.13	—
Nonperforming assets to total assets	2.62	0.95	—
Allowance for loan losses to total loans	1.08	1.14	1.27
Allowance for loan losses to nonperforming loans	43.03	101.19	—
Average equity to average assets	8.11	10.23	11.84
Total equity to total assets	7.32	9.32	11.51

COMPARATIVE PER SHARE DATA

The following table shows information about New England Bancshares’ and Apple Valley Bank’s income per common share, dividends per share and book value per share, and similar information giving effect to the merger (which we refer to as “pro forma” information). In presenting the comparative pro forma information for the time periods shown, we assumed that we had been merged on the dates or at the beginning of the periods indicated.

The information listed as “per equivalent Apple Valley Bank share” was obtained by multiplying the price of a share of New England Bancshares common stock by 1.0, the exchange ratio, and 0.6, the ratio of Apple Valley Bank common stock expected to be exchanged for New England Bancshares common stock, and adding $3.40, the amount of the per share cash consideration ($8.50) multiplied by 0.4, the ratio of Apple Valley Bank common stock expected to be exchanged for the cash consideration. We present this information to reflect the consideration that Apple Valley Bank shareholders will receive in the merger. New England Bancshares anticipates that the combined company will derive financial benefits from the merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of New England Bancshares following the merger under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of New England Bancshares would have been had our companies been combined during these periods.

The information in the following table is based on, and should be read together with, the historical financial information that we have presented in this document.

	New England Bancshares Historical	Apple Valley Bank Historical (1)	Pro Forma Combined (2) (3)	Per Equivalent Apple Valley Bank Share
Book value per share:
At December 31, 2008	$11.00	$6.92	$10.74	$10.74
Tangible book value per share:
At December 31, 2008	8.14	6.92	7.65	7.65
Cash dividends declared per share:
Nine months ended December 31, 2008	$0.11	$—	$0.11	$0.11
Year ended March 31, 2008	0.12	—	0.12	0.12
Diluted net income per share:
Nine months ended December 31, 2008	$(0.14)	$(0.55)	$(0.21)	$(0.21)
Year ended March 31, 2008	0.21	(0.49)	0.14	0.14

(1)	Apple Valley Bank has a December 31 fiscal year end and New England Bancshares has a March 31 fiscal year end. Accordingly, Apple Valley Bank’s historical data for the year ended March 31, 2008 is unaudited and was calculated by adding the results from the nine months ended December 31, 2007 to the first three months of fiscal 2008.

(2)	Pro forma dividends per share represent New England Bancshares’ historical dividends per share.

(3)	The pro forma combined book value per share of New England Bancshares common stock is based upon the pro forma combined common shareholders’ equity for New England Bancshares and Apple Valley Bank divided by total pro forma common shares of the combined entities, less any unallocated shares held by the Enfield Federal Savings and Loan Association Employee Stock Ownership Plan and any unvested shares of restricted stock.

MARKET PRICE AND DIVIDEND INFORMATION

New England Bancshares common stock is listed on The NASDAQ Global Market under the symbol “NEBS.” Apple Valley Bank common stock is quoted on the OTC Bulletin Board under the symbol “AVBK.” The following table lists the high and low prices per share for New England Bancshares common stock and Apple Valley Bank common stock and the cash dividends declared by each company for the periods indicated.

	New England Bancshares Common Stock						Apple Valley Bank Common Stock
	High		Low		Dividends		High		Low		Dividends
Quarter Ended
June 30, 2009 (through April ____, 2009)	$		$		$		$		$		$—
March 31, 2009		8.50		5.70		0.04		7.95		3.15	—

December 31, 2008		$10.00		$7.45		$0.04		4.90		3.15	—
September 30, 2008		10.25		7.01		0.04		6.75		4.90	—
June 30, 2008		11.25		9.82		0.03		9.50		5.50	—
March 31, 2008		11.35		10.50		0.03		8.85		5.50	—

December 31, 2007		$12.20		$10.00		$0.03		10.25		9.10	—
September 30, 2007		10.90		10.26		0.03		10.00		8.25	—
June 30, 2007		13.57		12.31		0.03		8.50		7.68	—
March 31, 2007		13.65		12.85		0.03		8.00		6.75	—

You should obtain current market quotations for New England Bancshares common stock, as the market price of New England Bancshares common stock will fluctuate between the date of this document and the date on which the merger is completed, and thereafter. You can get these quotations from a newspaper, on the Internet or by calling your broker.

As of April ____, 2009, there were approximately ______ holders of record of New England Bancshares common stock. As of April _____, 2009, there were approximately ______ holders of record of Apple Valley Bank common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Following the merger, the declaration of dividends will be at the discretion of New England Bancshares’ board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of New England Bancshares, applicable state law and government regulations and other factors deemed relevant by New England Bancshares’ board of directors.

SPECIAL MEETING OF APPLE VALLEY BANK SHAREHOLDERS

Date, Place, Time and Purpose

Apple Valley Bank’s board of directors is sending you this document to request that you allow your shares of Apple Valley Bank to be represented at the Special Meeting by the persons named in the enclosed proxy card. At the Special Meeting, the Apple Valley Bank board of directors will ask you to vote on a proposal to approve the merger agreement. You also may be asked to vote on a proposal to adjourn the Special Meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the merger agreement. The Special Meeting will be held at _________________________________, Connecticut at ____ __.m., local time, on _____________, 2009.

Who Can Vote at the Meeting

You are entitled to vote if the records of Apple Valley Bank showed that you held shares of Apple Valley Bank common stock as of the close of business on _____________, 2009. As of the close of business on that date, a total of 862,013 shares of Apple Valley Bank common stock were outstanding. Each share of common stock has one vote. If you are a beneficial owner of shares of Apple Valley Bank common stock held by a broker, bank or other nominee (i.e., in “street name”) and you want to vote your shares in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum and Vote Required

The Special Meeting will only be properly convened and business conducted if a majority of the outstanding shares of Apple Valley Bank common stock entitled to vote is represented in person or by proxy at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares of Apple Valley Bank common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Approval of the merger agreement will require the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Apple Valley Bank common stock entitled to vote at the Special Meeting. Failure to return a properly executed proxy card or to vote in person will have the same effect as a vote against the merger agreement. Broker non-votes and abstentions from voting will have the same effect as voting against the merger agreement.

The affirmative vote of the majority of votes cast is required to approve the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

Shares Held by Apple Valley Bank Officers and Directors and by New England Bancshares

As of _____________, 2009, directors and executive officers of Apple Valley Bank beneficially owned _____________ shares of Apple Valley Bank common stock. This equals _____% of the outstanding shares of Apple Valley Bank common stock. As of the same date, New England Bancshares and its directors and executive officers did not beneficially own any shares of Apple Valley Bank common stock. Apple Valley Bank’s directors at the time the merger agreement was signed, who collectively owned _____% of Apple Valley Bank’s outstanding shares as of the record date, entered into voting agreements with New England Bancshares to vote all shares of Apple Valley Bank common stock owned by them in favor of the proposal to approve the merger agreement.

Voting and Revocability of Proxies

You may vote in person at the Special Meeting or by proxy. To ensure your representation at the Special Meeting, Apple Valley Bank recommends that you vote by proxy even if you plan to attend the Special Meeting. You can always change your vote at the Special Meeting.

Apple Valley Bank shareholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet.

Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the merger agreement. If you are the record holder of your shares of Apple Valley Bank common stock and submit your proxy without specifying a voting instruction, your shares of Apple Valley Bank common stock will be voted “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement. Apple Valley Bank’s board of directors recommends a vote “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

You may revoke your proxy before it is voted by:

•	filing with the Corporate Secretary of Apple Valley Bank a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the Special Meeting.

Attendance at the Special Meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

Corporate Secretary

Apple Valley Bank & Trust Company

286 Maple Avenue

Cheshire, Connecticut 06410

If any matters not described in this document are properly presented at the Special Meeting, the persons named in the proxy card will use their own judgment to determine how to vote your shares. Apple Valley Bank does not know of any other matters to be presented at the meeting.

Solicitation of Proxies

Apple Valley Bank will pay for this proxy solicitation. In addition to soliciting proxies by mail, the directors, officers and employees of Apple Valley Bank may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Apple Valley Bank will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions. Apple Valley Bank has also retained Georgeson Inc. to assist in soliciting proxies for the meeting, at a cost of approximately $10,000 plus out-of-pocket expenses.

RIGHTS OF DISSENTING SHAREHOLDERS

Under Section 36a-125 of the Connecticut General Statutes, when shareholder approval is required for a bank merger under Connecticut law, a shareholder is entitled to assert dissenters’ rights. In this section, Apple Valley Bank uses the term dissenters’ rights to refer to the rights set forth in Sections 33-855 to 33-872 of the Connecticut General Statutes. If the merger takes place, Apple Valley Bank shareholders who do not vote in favor of the merger will have the right to demand the purchase of their shares at their fair value if they fully comply with the provisions of Sections 33-855 to 33-872 of the Connecticut General Statutes. Fair value means the value of the shares immediately before the merger takes place, excluding any increase or decrease in value in anticipation of the merger.

This section presents a brief summary of the procedures which must be followed if you wish to dissent from the merger and demand the purchase of your shares at their fair value. This summary is qualified in its entirety by reference to Sections 33-855 to 33-872 of the Connecticut General Statutes. A complete text of these sections is attached to this proxy statement/prospectus as Annex C. You are advised to seek independent counsel concerning exercising your dissenters’ rights. This proxy statement/prospectus constitutes notice to you concerning the availability of dissenters’ rights under Connecticut law.

To dissent, shareholders must satisfy all of the following conditions of Sections 33-855 to 33-872 of the Connecticut General Statutes:

Before the vote on the adoption of the merger agreement occurs at the shareholder meeting, each dissenting shareholder must give written notice to the Secretary of Apple Valley Bank of the shareholder’s intent to demand payment for his or her shares if the merger takes place. This notice must be in addition to and separate from any abstention or any vote, in person or by proxy, cast against approval of the merger. Neither voting against, abstaining from voting, or failing to vote on the adoption of the merger agreement will constitute notice of intent to demand payment or demand for payment of fair value within the meaning of Sections 33-855 to 33-872 of the Connecticut General Statutes.

A dissenting shareholder may NOT vote for approval of the merger agreement. If a Apple Valley Bank shareholder returns a signed proxy but does not specify in the proxy a vote against adoption of the merger agreement or an instruction to abstain, the proxy will be voted FOR adoption of the merger agreement, which will have the effect of waiving the rights of that Apple Valley Bank shareholder to have his or her shares purchased at fair value. Abstaining from voting or voting against the adoption of the merger agreement will NOT constitute a waiver of a shareholder’s rights to have his or her shares purchased at fair value.

If the merger is approved, no earlier than the effective date of the merger and no later than ten days after the merger takes place, a notice will be sent to each dissenting shareholder who has given the written notice described above and did not vote in favor of the merger. The notice will include a form for demanding payment that will require the dissenting shareholder to certify whether or not the shareholder acquired beneficial ownership of the shares before January 14, 2009 and that the shareholder did not vote in favor of the transaction. The notice will state:

•	where the demand payment must be sent and where and when share certificates must be deposited;

•

a date, not fewer than forty nor more than sixty days after the notice is sent, by which the payment demand must be received from the dissenting shareholders and state that the shareholder will have waived his or her appraisal rights if the payment demand notice is not received by New England Bancshares by such date;

•	New England Bancshares’ estimate of the fair value of the shares;

•

that, if requested in writing, New England Bancshares will provide within ten days after the date of the payment demand, the number of shareholders who requested payment and the number of shares owned by them; and

•	the date by which a dissenting shareholder can withdraw his or her demand for payment.

Please note that shares acquired after January 14, 2009, referred to in this section as “after acquired shares,” may be subject to different treatment in accordance with Section 33-867 of the Connecticut General Statutes than shares acquired before that date.

A dissenting shareholder who demands payment, depositing his certificates in accordance with the terms of the notice and certifying that beneficial ownership was acquired before January 14, 2009, will retain all other rights of a shareholder until these rights are canceled or modified by the merger. A dissenting shareholder who receives a dissenters’ notice and does not comply with the terms of the notice is not entitled to payment for his shares. The dissenters’ notice also will include a copy of Sections 33-855 to 33-872 of the Connecticut General Statutes.

Under Sections 33-855 through 33-872 of the Connecticut General Statutes, dissenters’ rights may be asserted either by a beneficial shareholder or a shareholder of record. A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if he submits the shareholder of record’s written consent before or at the time he asserts dissenters’ rights and he does so for all shares that he beneficially owns or over which he has the power to direct the vote. A shareholder of record may assert dissenters’ rights as to fewer than every share registered in his name only if he dissents for all shares beneficially owned by any one person and gives written notification of the name and address of each beneficial shareholder on whose behalf dissenters’ rights are being asserted.

After the merger takes place, or upon receipt of a payment demand, New England Bancshares will pay each dissenting shareholder who complied with the terms of the dissenters’ notice the amount New England Bancshares estimates to be the fair value of the shares, plus accrued interest. The payment will be accompanied by Apple Valley Bank’s balance sheet for the previous fiscal year, an income statement for that year, a statement of changes in shareholder’s equity and the latest available interim financial statements; a statement of Apple Valley Bank’s estimate of the fair value of the shares; and a statement of the dissenter’s right to demand payment under Section 33-868 of the Connecticut General Statutes. Within thirty days of payment, if a dissenting shareholder believes that the amount paid is less than the fair value of the shares or that the interest due is incorrectly calculated, the shareholder may notify New England Bancshares in writing of his or her own estimate of the fair value of the shares and interest due. If this kind of claim is made by a dissenting shareholder, and it cannot be settled, New England Bancshares will petition the court to determine the fair value of the shares and accrued interest within sixty days after receiving the payment demand.

The costs and expenses of a court proceeding will be determined by the court and generally will be assessed against New England Bancshares, but these costs and expenses may be assessed as the court deems equitable against any or all dissenting shareholders who are parties to the proceeding if the court finds the action of the dissenting shareholders in failing to accept New England Bancshares’ offer was arbitrary, vexatious or not in good faith. These expenses may include the fees and expenses of counsel and experts employed by the parties.

All written notices of intent to demand payment of fair value should be sent or delivered to the Corporate Secretary at Apple Valley Bank & Trust Company, 286 Maple Avenue, Cheshire, Connecticut 06410. Apple Valley Bank suggests that shareholders use registered or certified mail, return receipt requested, for this purpose.

Shareholders considering demanding the purchase of their shares at fair value should keep in mind that the fair value of their shares determined under Sections 33-855 to 33-872 of the Connecticut General Statutes could be more, the same, or less than the merger consideration they are entitled to receive under the merger agreement. Also, shareholders should consider the federal income tax consequences of exercising dissenters’ rights.

This summary is not a complete statement of the provisions of the Connecticut General Statutes relating to the rights of dissenting shareholders and is qualified in its entirety by reference to Sections 33-855 through 33-872 of the Connecticut General Statutes, which are attached as Annex C to this proxy statement/prospectus. Shareholders intending to demand the purchase of their shares at fair value are urged to review Annex C carefully and to consult with legal counsel so as to be in strict compliance with the requirements for exercising dissenters’ rights.

DESCRIPTION OF THE MERGER

The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

General

The merger agreement provides for the merger of Apple Valley Bank with and into Valley Bank, a wholly owned subsidiary of New England Bancshares, with Valley Bank as the surviving entity. After the merger, Valley Bank will remain a Connecticut-chartered commercial bank and wholly owned subsidiary of New England Bancshares. Prior to the consummation of the merger of Apple Valley Bank with Valley Bank, New England Bancshares expects to merge Enfield Federal with and into Valley Bank, with Valley Bank as the surviving bank renamed “New England Bank.”

Background of the Merger

The Board of Directors and management of Apple Valley Bank have periodically explored and discussed strategic options potentially available to Apple Valley Bank in light of the growing competition and continuing consolidation in the banking and financial services industry and the increasing difficulty financial institutions such as Apple Valley Bank have in competing effectively with larger financial institutions. These strategic discussions have included, among other things, continuing as an independent institution, pursuing strategies for organic growth, and affiliating or merging with other financial institutions. On certain occasions, representatives of Apple Valley Bank have had informal exploratory discussions with representatives of other financial institutions concerning the possibility of a business combination. Until mid 2008, the Apple Valley Bank Board of Directors had concluded that Apple Valley Bank’s shareholders, customers and employees were best served by Apple Valley Bank remaining as an independent financial institution.

At its September 3, 2008 strategic planning meeting, the Apple Valley Bank Board of Directors, assisted by representatives of its financial advisor Ostrowski & Company, Inc., or O&Co, reviewed the recent trends in financial performance and condition of Apple Valley Bank and the declining economy as a whole. The Board, assisted by O&Co, determined that given the recent asset growth and addition of two branch offices, there would be a need for additional capital, and that the alternatives for addressing this need included selling new shares or seeking a possible combination with another financial institution. At this meeting, the Board of Directors and O&Co discussed these two alternatives at length, including O&Co’s view of potential buyers. The Board of Directors directed management to further evaluate the two alternatives.

At its September 30, 2008 Board of Directors meeting, the Board met with O&Co and representatives of Robinson & Cole LLP, Apple Valley Bank’s legal counsel, to further discuss these two alternatives. Legal counsel discussed with members of the Board their legal duties as directors, and the need to keep confidential any information relating to a possible transaction. The Board reviewed a potential engagement letter with O&Co, and after discussion, approved the retention of O&Co to assist Apple Valley Bank in its consideration of a possible business combination.

On October 9, 2008, at a Board of Directors meeting, O&Co presented to the Board its analysis concerning the advantages and disadvantages of engaging in a business combination at the present time versus the alternative of attempting to raise additional capital in what was becoming an increasingly troubled economic environment. The Board concluded that seeking a business combination may be the most advantageous strategy, but that seeking additional capital should also be investigated, especially since an investor group had expressed interest in purchasing shares of the bank’s stock. The Board therefore requested that O&Co, working with management, continue to move forward in this regard. Following the meeting, O&Co and management prepared a Confidential Information Memorandum to be used to establish the level of interest of other financial institutions in acquiring Apple Valley Bank as well as determine the level of interest from the investor group.

In late October 2008, O&Co, on behalf of Apple Valley Bank, began contacting potential strategic partners, including New England Bancshares, and distributed confidentiality agreements to those who expressed an initial interest. Six financial institutions and an individual representing an investor group executed confidentiality agreements. Confidential Information Memoranda were distributed to the parties that executed confidentiality agreements. Each of the parties receiving Confidential Information Memoranda were asked to review the information provided in that document in conjunction with publicly available information regarding Apple Valley Bank in order to provide an initial, non-binding indication of interest by November 14, 2008.

On October 28, 2008 representatives of O&Co met with the Board of Directors at its regular Board meeting to review the recently announced federal government-sponsored capital purchase plan for banking institutions, known as the TARP program. After reviewing the costs of the capital being offered under the capital purchase plan and considering the risks to executing the necessary growth strategy, the Board determined that Apple Valley Bank should apply for the capital purchase plan as a secondary alternative in the event that a suitable business combination could not be achieved. At that meeting, the Board also discussed with O&Co the strategic transaction process.

At a special Board of Directors meeting on November 13, 2008, the Board continued to discuss the advantages and disadvantages of engaging in a possible business combination or an offering of the bank’s stock, and preceding in a manner which is in the best interests of the bank’s shareholders.

On November 17, 2008, O&Co reviewed the results of the solicitation process with management and the Board of Directors at a special meeting of the Board. In that meeting, O&Co detailed each non-binding indication of interest submitted, the general banking environment, and the current merger and acquisition environment. Of the seven parties receiving a Confidential Information Memorandum, five financial institutions and the representative of the investor group submitted a written, non-binding indication of interest for an affiliation with, or investment in, Apple Valley Bank, subject to due diligence and negotiation of a definitive agreement. The Board discussed the proposals at length, including what would be in the best interests of the shareholders of the bank, its customers, and employees. After giving consideration to these interests, and to the organizational background, strategic objectives and potential approach to integration of a potential acquisition with Apple Valley Bank, the Board of Directors determined to invite New England Bancshares and one other institution to conduct a due diligence investigation of Apple Valley Bank.

On November 23, 2008 New England Bancshares conducted its due diligence review of Apple Valley Bank and subsequently submitted a revised indication of interest verbally to O&Co on November 24, 2008. On November 25, 2008, at its Board of Directors meeting, the Board, with the assistance of O&Co, reviewed the revised indication of interest from New England Bancshares. O&Co made a presentation summarizing the perceived advantages and disadvantages of the proposal and provided an update on prevailing market conditions for publicly-traded financial stocks. O&Co indicated that the other institution which had been invited to perform due diligence had not yet performed its due diligence. The Board determined that a transaction with New England Bancshares might present the best strategic opportunity for Apple Valley Bank and its shareholders and directed management to proceed with negotiation of the terms set forth in New England Bancshares’ indication of interest.

As negotiations progressed, Apple Valley Bank began conducting a due diligence investigation of New England Bancshares. In early December, 2008 Apple Valley Bank received an unsolicited expression of interest from a financial institution that was not included in the initial solicitation. At a special meeting of the Board of Directors of Apple Valley Bank on December 4, 2008 to review the progress of negotiations with New England Bancshares, the additional expression of interest was discussed. On December 5, 2008, a confidentiality agreement was executed with the institution and a Confidential Information Memorandum was delivered. Based upon a verbal expression of interest subsequently provided to O&Co, which was discussed with the President and Chief Executive Officer and the Chairman of Apple Valley Bank, it was determined that further investigation with the unsolicited institution was not warranted and that negotiations with New England Bancshares should proceed.

At its special Board meeting held on December 4, 2008, O&Co gave the Board an update on the status of the due diligence conducted by New England Bancshares. O&Co indicated that New England Bancshares had provided O&Co with a revised verbal offer of $8.50 per share. O&Co indicated that the other institution which had been invited to conduct due diligence had not yet conducted due diligence, but had provided a verbal offer which was less attractive than New England Bancshares’ verbal offer. O&Co also provided a financial profile of New England Bancshares, and discussed with the Board the terms of the indication of interest from New England Bancshares. Legal counsel discussed with the Board the various steps that would be involved if the Board decided to pursue a strategic transaction and sign a definitive merger agreement, and issues that must be considered by the Board. After much discussion, the Board authorized management to continue to pursue a strategic transaction with New England Bancshares, and to negotiate a definitive merger agreement. Legal counsel consulted with Board members regarding their fiduciary duties.

On December 11, 2008, O&Co and legal counsel to Apple Valley Bank conducted additional on-site due diligence reviews of New England Bancshares. During the month of December, 2008, Apple Valley Bank, through its legal counsel and O&Co, negotiated a merger agreement with New England Bancshares, its legal counsel and financial adviser, and each side conducted additional due diligence investigations.

At a meeting held at Apple Valley Bank on December 22, 2008, legal counsel and O&Co reviewed with Board members the latest draft of merger agreement, and answered questions about the agreement and the process.

At its December 23, 2008 Board meeting, management and members of the Board discussed the status of the negotiations of the proposed transaction and the further steps in the process. Ms. Frank indicated that earlier that day, she and Mr. David O’Connor, the President of New England Bancshares, met to discuss the terms of the proposed transaction, and the potential integration of Apple Valley Bank’s operations into those of New England Bancshares’ subsidiary bank, Valley Bank.

At a meeting of the Board of Directors on December 30, 2008, legal counsel, together with O&Co, led the Board of Directors of Apple Valley Bank through a detailed review and discussion of the merger agreement, and outlined relevant outstanding issues. O&Co also discussed the financial terms of the merger agreement and their impact on shareholders of Apple Valley Bank common stock and orally rendered, preliminarily, its opinion that the consideration to be received under the terms of the merger agreement was fair to the shareholders of Apple Valley Bank from a financial point of view. Additionally, legal counsel discussed the directors’ fiduciary duties under Connecticut law and the requirement that the Board of Directors give due consideration to all relevant factors when determining if the merger is in the best interests of Apple Valley Bank and its shareholders, including, without limitation, (1) the long-term as well as the short-term interests of Apple Valley Bank, (2) the interests of the shareholders, long-term as well as short-term, including the possibility that those interests may be best served by the continued independence of Apple Valley Bank, (3) the interests of Apple Valley Bank’s employees, customers, creditors and suppliers, and (4) community and societal considerations including those of any community in which any office or other facility of Apple Valley Bank is located. Legal counsel also advised the Board of Directors that they may also in their discretion consider any other factors they reasonably consider appropriate in determining what they reasonably believe to be in the best interests of Apple Valley Bank. The Board of Directors approved the terms of the merger agreement by a unanimous vote, and (1) determined that the merger agreement and the transactions contemplated under the merger agreement, including the merger, were in the best interests of Apple Valley Bank and its shareholders, (2) authorized its President and Chief Executive Officer or Chairman of the Board to complete any further negotiations of the terms of the merger agreement within certain parameters and to execute and deliver the merger agreement, (3) recommended that the shareholders of Apple Valley adopt and approve the merger agreement and the merger, and (4) directed that the merger agreement and the merger be submitted to the shareholders for approval at a special meeting.

During the first two weeks of January 2009, the parties worked to complete final negotiations of the merger agreement, and finalized disclosure schedules to accompany the merger agreement. On January 6, 2009, Ms. Frank and Mr. O’Connor met to discuss the proposed merger and possible integration issues. On January 14, 2009 the New England Bancshares Board of Directors held a special meeting to approve the merger agreement. Copies of the merger agreement were executed and delivered to Apple Valley Bank and New England Bancshares, along with executed copies of the voting agreements that require the directors and certain executive officers of Apple Valley Bank to vote their shares of Apple Valley Bank common stock in favor of the merger agreement. Also on January 14, 2009, O&Co provided the President and Chief Executive Officer of Apple Valley Bank with its fairness opinion, addressed to the Board of Directors of Apple Valley Bank, that the consideration to be received under the terms of the merger agreement with New England Bancshares was fair to the shareholders of Apple Valley Bank from a financial point of view as of that date.

Apple Valley Bank’s Reasons for the Merger and the Recommendation of Apple Valley Bank’s Board of Directors

Apple Valley Bank’s board of directors has determined that the merger is fair to and in the best interests of Apple Valley Bank and its shareholders and, by the unanimous vote of all of the directors of Apple Valley Bank, approved and adopted the merger agreement and the merger.

In the course of reaching its determination, Apple Valley Bank’s board of directors consulted with its legal counsel regarding its fiduciary duties, the terms of the merger agreement and related issues; with its financial advisors regarding the financial aspects and the fairness of the transaction to the shareholders from a financial point of view; and with senior management of Apple Valley Bank regarding, among other things, operational matters.

In reaching its determination to approve the merger agreement, Apple Valley Bank’s board of directors considered all factors it deemed material. The board of directors analyzed information with respect to the financial condition, results of operations, businesses and prospects of Apple Valley Bank. In this regard, Apple Valley Bank’s board of directors considered the performance trends of Apple Valley Bank over the past several years. The board of directors compared Apple Valley Bank’s current and anticipated future operating results to publicly available financial and other information for other similarly sized banking institutions. The board also considered the ability of Apple Valley Bank to grow as an independent institution, the prospects of Apple Valley Bank to make potential acquisitions, and its ability to further enhance shareholder value without engaging in a strategic transaction. In this regard, Apple Valley Bank’s board of directors considered the long-term as well as the short-term interests of the bank and its shareholders, including whether those interests may best be served by the continued independence of the bank.

The board of directors used this information in analyzing the options available to Apple Valley Bank. In reaching its decision to approve the merger agreement and the merger, the board of directors also considered a number of factors, including the following:

1. Apple Valley Bank’s board of directors considered the oral opinion of Ostrowski & Company, Inc., or O&Co, as of December 30, 2008 (which was subsequently confirmed in writing on January 14, 2009), made to Apple Valley Bank’s board of directors that the merger consideration was fair to Apple Valley Bank’s shareholders from a financial point of view. Apple Valley Bank’s board of directors reviewed the assumptions and results of the various valuation methodologies employed by O&Co in arriving at its opinion and found those assumptions and results to be reasonable.

2. Apple Valley Bank’s board of directors considered the merger consideration’s mixture of stock and cash, and the fact that the stock portion of the merger consideration will be tax-free to Apple Valley Bank’s shareholders and is expected to result in long-term value for Apple Valley Bank’s shareholders.

3. Apple Valley Bank’s board of directors considered the current operating environment, including but not limited to the continued consolidation and increasing competition in the banking and financial services industries, the prospects for further changes in these industries, and the importance of being able to capitalize on developing opportunities in these industries. Apple Valley Bank’s board of directors also considered the current and prospective economic and competitive conditions facing Apple Valley Bank in its market areas. Apple Valley Bank’s board of directors also considered the need for additional capital for Apple Valley Bank, and how best to address this need. Apple Valley Bank’s board also considered the challenges facing Apple Valley Bank in remaining an independent banking institution, the lack of opportunities to grow through potential acquisitions or “merger of equals,” and the difficulties of further enhancing shareholder value.

4. Apple Valley Bank’s board of directors reviewed the terms and conditions of the merger agreement, including the parties’ respective representations, warranties and covenants, the conditions to closing, and the fact that the merger agreement permits Apple Valley Bank’s board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to, or engage in negotiations with, a third party which has submitted an unsolicited superior proposal to acquire Apple Valley Bank, and provisions providing for Apple Valley Bank’s payment of a termination fee to New England Bancshares in certain circumstances.

5. Apple Valley Bank’s board of directors considered the ability of New England Bancshares to pay the merger consideration, and accordingly, together with its financial advisor and management, reviewed New England Bancshares’ financial condition, results of operations, liquidity and capital position.

6. Apple Valley Bank’s board of directors considered the ability of New England Bancshares to consummate the transaction in an efficient and timely manner based on its history of consummating other acquisitions.

7. Apple Valley Bank’s board of directors considered the likelihood of the merger being approved by the appropriate regulatory authorities.

8. Apple Valley Bank’s board of directors examined current financial market conditions and historical market prices and trading information with respect to shares of Apple Valley Bank common stock. In particular, the board noted the relative illiquidity of Apple Valley Bank’s common stock.

9. Apple Valley Bank’s board of directors considered the potential impact of the merger on Apple Valley Bank’s customers. The board viewed the potential impact on customers as positive in view of New England Bancshares’ history of providing exceptional service to customers, and the fact that the merger will enhance the services available to Apple Valley Bank’s customers without sacrificing the personal attention and dedication that Apple Valley Bank has offered.

10. Apple Valley Bank’s board of directors considered the merger’s impact on Apple Valley Bank’s employees. Although the board recognized that New England Bancshares did not make any commitment to retain any or all of Apple Valley Bank’s offices, the board viewed the impact on employees as generally positive, in that they would become part of a more geographically diversified institution with greater resources and opportunities than Apple Valley Bank.

11. Apple Valley Bank’s board of directors considered community and societal considerations, and New England Bancshares’ commitment to local civic groups, charitable organizations, and the towns and cities in which it operates.

12. Apple Valley Bank’s board of directors also considered the fact that the shareholders of New England Bancshares would not be required to approve the merger agreement.

13. Apple Valley Bank’s board of directors considered New England Bancshares’ agreement to offer to appoint one of Apple Valley Bank’s board members to serve on New England Bancshares’ board of directors following the closing of the merger.

In approving the merger, Apple Valley Bank’s board of directors was aware that as a result of the merger, Apple Valley Bank would cease to exist as a separate entity.

This description of the information and factors considered by Apple Valley Bank’s board of directors is not intended to be exhaustive, but is believed to include all material factors the board considered. In determining whether to approve and recommend the merger agreement, Apple Valley Bank’s board of directors did not assign any relative or specific weights to any of the foregoing factors, and individual directors may have weighed factors differently. After deliberating with respect to the merger and the merger agreement, considering, among other things, the reasons discussed above and the opinion of O&Co referred to above, Apple Valley Bank’s board of directors approved and adopted the merger agreement and the merger as being in the best interests of Apple Valley Bank and its shareholders, based on the total mix of information available to the board.

ACCORDINGLY, APPLE VALLEY BANK’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

Fairness Opinion of Ostrowski & Company, Inc.

By letter agreement dated as of September 11, 2008, O&Co was retained by Apple Valley Bank as its financial advisor in connection with a possible business combination involving Apple Valley Bank or sale of control of Apple Valley Bank. Pursuant to the terms of its engagement, O&Co agreed to assist Apple Valley Bank in analyzing, structuring, negotiating and effecting a transaction. Apple Valley Bank selected O&Co as its financial advisor based upon O&Co’s in-depth knowledge of the banking and financial service industry and the qualifications, experience and reputation of its personnel in the financial services and investment communities, as well as its experience in the valuation of bank and thrift institutions and their securities in connection with mergers and acquisitions and other corporate transactions. O&Co has also provided financial advisory services to Apple Valley Bank since April, 2006, and has received $65,000 in the aggregate as compensation for such services.

As part of the advisory services described above, Apple Valley Bank’s Board of Directors requested O&Co’s opinion as to the fairness, from a financial point of view, of the merger consideration to be received by the holders of Apple Valley Bank common stock, pursuant to the terms of the merger agreement. Under the terms of the merger agreement, at the time the merger becomes effective, each share of Apple Valley Bank common stock, $.01 par value, issued and outstanding immediately prior to the merger will be converted into, at the election of the holder, the right to receive either (a) one share of the common stock, par value $.01 per share, of New England Bancshares, or stock consideration, or (b) $8.50 in cash, without interest, or cash consideration, subject to proration so that 60% of the total number of Apple Valley Bank shares of common stock shall be converted into the stock consideration and the remaining Apple Valley Bank shares of common stock shall be converted into the cash consideration. The aggregate of the cash consideration and stock consideration payable and/or issuable pursuant to the merger agreement is referred to herein as the “merger consideration”. The terms and conditions of the merger are more fully set forth in the merger agreement.

The full text of O&Co’s fairness opinion dated January 14, 2009 is attached as Appendix B to this proxy statement/prospectus and is incorporated into this document by reference. The description of the fairness opinion in this section is qualified in its entirety by reference to Appendix B. Holders of Apple Valley Bank common stock are urged to read the opinion it its entirety. The opinion describes the procedures followed, assumptions made, matters considered and qualifications of the review undertaken by O&Co in connection with the opinion. O&Co’s opinion is directed solely to the fairness, from a financial point of view, of the merger consideration to be received by holders of Apple Valley Bank common stock and does not constitute any recommendation to Apple Valley Bank’s Board of Directors or the holders of Apple Valley Bank’s common stock with respect to any vote at the shareholders’ meeting.

In order to determine the fairness of the terms of the merger consideration from a financial point of view, O&Co, in connection with rendering its opinion, reviewed and relied upon, among other things: (i) the merger agreement; (ii) certain publicly available financial statements and other historical financial information of Apple Valley Bank that were deemed relevant; (iii) certain publicly available financial statements and other historical financial information of New England Bancshares that were deemed relevant; (iv) internal financial projections for Apple Valley Bank for the years ending December 31, 2009 through 2010 prepared by and reviewed with management of Apple Valley Bank; (v) internal financial projections for New England Bancshares for the years ending March 31, 2009 through 2012 prepared by and reviewed with management of New England Bancshares; (vi) the pro forma financial impact of the merger on New England Bancshares, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by senior management of Apple

Valley Bank and New England Bancshares; (vii) the publicly reported historical price and trading activity for Apple Valley Bank’s and New England Bancshares’ common stock, including a comparison of certain financial and stock market information for Apple Valley Bank and New England Bancshares with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the banking and savings industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria considered relevant. O&Co also discussed with certain members of senior management of Apple Valley Bank the business, financial condition, results of operations and prospects of Apple Valley Bank and held similar discussions with certain members of senior management of New England Bancshares regarding the business, financial condition, results of operations and prospects of New England Bancshares.

In performing its review, O&Co relied upon the accuracy and completeness of all of the financial and other information that was available from public sources, that was provided by Apple Valley Bank or New England Bancshares or that was otherwise reviewed by O&Co, and assumed such accuracy and completeness for purposes of rendering its opinion. O&Co further relied on the assurances of management of Apple Valley Bank and New England Bancshares that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. O&Co was not asked to and has not undertaken an independent verification of any of such information and O&Co does not assume any responsibility or liability for the accuracy or completeness thereof. O&Co did not make an independent evaluation or appraisal of the specific assets, or the liabilities (contingent or otherwise) of Apple Valley Bank or New England Bancshares. With respect to the financial projections for Apple Valley Bank and New England Bancshares and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared and reviewed with the management of Apple Valley Bank and New England Bancshares and used by O&Co in its analyses, O&Co assumed that they reflected the best currently available estimates and judgments of the respective management of the future financial performances of Apple Valley Bank and New England Bancshares and that such performances will be achieved. O&Co has expressed no opinion as to such financial projections or the assumptions on which they are based. O&Co has also assumed that there has been no material change in Apple Valley Bank or New England Bancshares’ assets, financial condition, results of operation, business or prospects since the date of the most recent financial statements made available. O&Co has assumed in all respects material to its analysis that Apple Valley Bank and New England Bancshares will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the merger agreement are not waived and that the merger will qualify as a tax-free reorganization for federal income tax purposes.

The earnings projections furnished to O&Co and used by it in certain of its analyses were based on projections prepared by the senior management of Apple Valley Bank and New England Bancshares. Apple Valley Bank and New England Bancshares do not publicly disclose internal management projections of the type provided to O&Co in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

In performing its analyses, O&Co made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Apple Valley Bank, New England Bancshares and O&Co. Any estimates contained in the analyses performed by O&Co are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, O&Co’s opinion was among several factors taken into consideration by the Apple Valley Bank board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Apple Valley Bank board or management with respect to the fairness of the consideration.

The following is a summary of the material analyses presented by O&Co to the Apple Valley Bank board in connection with its oral and written opinion. The summary is not a complete description of the analyses underlying the O&Co opinion or the presentation made by O&Co to the Apple Valley Bank board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion O&Co did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, O&Co believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The summaries presented below do not constitute a complete description of the financial analyses.

Summary of Proposal

Under the terms of the merger agreement, at the time the Merger becomes effective, each share of Apple Valley Bank common stock, $.01 par value, issued and outstanding immediately prior to the merger will be converted into, at the election of the holder, the right to receive either (a) one share of the common stock, par value $.01 per share, of New England Bancshares, or Stock Consideration, or (b) $8.50 in cash, without interest, or Cash Consideration, subject to proration so that 60% of the total number of Apple Valley Bank shares of common stock shall be converted into the Stock Consideration and the remaining Apple Valley Bank shares of common stock shall be converted into the Cash Consideration. Based upon New England Bancshares’ January 13, 2009 closing price of $8.00 and the proration described above, the prorated value of the merger consideration was $8.20 per Apple Valley Bank share on that date. The value of the merger consideration represented a 3.1% premium to Apple Valley Bank’s closing price of $7.95 on January 13, 2009, and 115% of Apple Valley Bank’s book value per share. O&Co calculated the premium paid as a percent of core deposits, or franchise premium, to be 1.6%. Apple Valley Bank reported losses for the last twelve months; therefore, the merger consideration as a multiple to last twelve months earnings is not measured.

Comparable Transaction Analysis

O&Co reviewed certain financial data for acquisitions of banks and thrifts headquartered in New England, New Jersey, New York and Pennsylvania announced between July 1, 2007 and September 30, 2008. O&Co calculated average multiples of deal price at announcement date to last twelve months earnings per share, or LTM EPS, to book value per share and the franchise premium for both groups of transactions on a quarterly basis beginning July 1, 2007 through September 30, 2008 and compared those values to the ratios resulting from the merger consideration value of $8.20 per share. The results of the analysis are set forth in the following table.

	New England Bancshares/ Apple Valley Bank	3-QTR-07		4-QTR-07		1-QTR-08		2-QTR-08		3-QTR-08
Deal Multiples	Transaction	Banks	Thrifts	Banks	Thrifts	Banks	Thrifts	Banks	Thrifts	Banks	Thrifts
LTMs Earnings*	NM	29.8X	23.9	26.2X	None	21.1X	22.5X	26.2X	None	44.9X	None
Percent of Book Value	115%	230%	117%	236%	None	218%	156%	159%	None	106%	None
Franchise Premium	1.6%	17%	11%	17%	None	19%	11%	6%	8%	2%	None

*	Apple Valley Bank reported an operating loss for the last twelve months; therefore this multiple can not be calculated

O&Co also reviewed certain financial data for acquisitions of banks and thrifts headquartered in New England, announced between December 29, 2006 and December 29, 2008, with target total assets less than $255 million. O&Co calculated average multiples of deal price at announcement date to LTM EPS, book value per share and franchise premium on an annual basis. The average price to book for this group was 198%; price to LTM EPS was 23.2 times. This compares to the Apple Valley Bank multiples of 115% of book value. Apple Valley Bank reported an operating loss for the last twelve months; therefore LTM EPS multiple is not calculated.

No company or transaction used as a comparison in the above analysis is identical to Apple Valley Bank, New England Bancshares or the proposed merger. Accordingly, an analysis of these results is not solely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial, operating, and market characteristics of the companies.

Trading Market Comparison

O&Co compared the change in market price of Apple Valley Bank common stock with the performance of the Dow Jones Industrial Average and NASDAQ Banking Index for the twelve months ended December 29, 2008. Over the period Apple Valley Bank’s price declined 59.4% compared to a 30.3% decline in the NASDAQ Banking Index and 37.1% decline in the Dow Jones Industrial Average.

O&Co made similar comparison for New England Bancshares common stock, which during the same time period declined 25% compared to declines of 30.3% and 37.1% for the NASDAQ Banking Index and Dow Jones Industrial Average, respectively.

Selected Peer Group Analyses.

O&Co compared the financial performance and market valuations of Apple Valley Bank to those of a group of Over the Counter Bulletin Board listed banks, headquartered in New England, with assets less than $250 million at September 30, 2008, or AVBK Peer Group. Apple Valley Bank reported a return on average assets of -0.62%, return on average equity of -7.26%, net interest margin of 3.05% and an efficiency ratio of 122.27% based on the twelve months ended September 30, 2008 and equity to total assets ratio of 7.29% at September 30, 2008. Based upon reported earnings for the twelve months ended September 30, 2008, the respective AVBK Peer Group averages were: return on average assets of 0.12%; return on average equity of 2.24%; net interest margin of 4.97%; an efficiency ratio of 81.84%; and equity to total asset ratio of 11.50% at September 30, 2008.

O&Co also compared the trading market performance of Apple Valley Bank common stock with the trading market performance of the common stocks of the AVBK Peer Group. On December 31, 2008, the closing price of Apple Valley Bank was $3.15, or 44.1% of reported book value. The AVBK Peer Group average, at September 30, 2008, was 106.9% of reported book value.

O&Co compared the financial condition and operating performance of New England Bancshares with a peer group of exchange listed thrifts with total assets less than $1 billion, or NEB Peer Group. Based on September 30, 2008 financial data, New England Bancshares reported a return on average assets of -0.12%, return on average equity of -0.91%, core return on average assets of 0.17%, core return on average equity of 1.31%, net interest margin of 3.34%, an efficiency ratio of 80.1% and an equity to total assets ratio of 11.9%. Based upon reported results for the same period, the NEB Peer Group averages were: return on average assets of -0.05%; return on average equity of -0.87%; core return on average assets of 0.24%; core return on average equity of 2.47%; net interest margin of 2.95%; an efficiency ratio of 78.5%; and an equity to total assets ratio of 10.44%.

O&Co also compared the trading market performance of New England Bancshares common stock with the trading market performance of the common stocks of the NEB Peer Group. On December 31, 2008, the closing price of New England Bancshares common stock on the NASDAQ Global Market was $8.00, or 69.9% of reported book value. This compares to the NEB Peer Group average, as of September 30, 2008, of 96% of reported book value.

Discounted Cash Flow Analysis

O&Co performed an analysis which estimated the future cash flows to Apple Valley Bank’s shareholders over a five year period under various circumstances, assuming Apple Valley Bank performed in accordance with earnings forecasts. These earnings forecasts assumed that Apple Valley Bank would raise additional capital in the amount of $4.0 million at a price of $3.00 per share. To approximate the terminal value of Apple Valley Bank’s common stock on both a trading and/or acquisition basis at the end of the five-year-period, O&Co applied price to earnings multiples ranging from 10 times to 18 times, which resulted in values that equated to percentages of projected book value ranging from 58% to 104%. The terminal values were then discounted to present values using discount rates ranging from 7.5% to 15.0%, chosen to reflect assumptions regarding rates of return and risk premiums required by holders or prospective holders of Apple Valley Bank’s common stock. The analysis resulted in a range of present values per share of $1.59 to $4.00.

Compensation of Financial Advisor

Pursuant to the O&Co engagement letter, Apple Valley Bank agreed to pay O&Co an advisory fee for advice and assistance in connection with the merger, including rendering a written opinion as to the fairness of the proposed Merger Consideration, from a financial point of view, to Apple Valley Bank’s shareholders. The total advisory fee payable to O&Co is approximately $110,000. Apple Valley Bank has agreed to make interim payments to O&Co before the merger takes place which will be credited against the total advisory fee. Apple Valley Bank has made interim payments to O&Co totaling $100,000 as of the mailing of this proxy statement/prospectus. Pursuant to the O&Co engagement letter, Apple Valley Bank also agreed to reimburse O&Co for its reasonable out-of-pocket expenses, including legal fees, incurred in connection with O&Co’s engagement and to indemnify O&Co and its directors, officers, employees, agents and controlling persons against certain expenses and liabilities.

New England Bancshares’ Reasons for the Merger

New England Bancshares’ board of directors believes that the merger is in the best interests of New England Bancshares and its shareholders. In deciding to approve the merger, New England Bancshares’ board of directors considered a number of factors, including:

•

Due Diligence Review. Information concerning the businesses, earnings, operations, financial condition and prospects of Apple Valley Bank and New England Bancshares and its subsidiaries, both individually and as combined. The New England Bancshares board of directors took into account the results of New England Bancshares’ due diligence review of Apple Valley Bank.

•

FinPro, Inc. Opinion. The opinion rendered by FinPro, Inc., or FinPro, as financial advisor to New England Bancshares, that the merger consideration is fair, from a financial standpoint, to New England Bancshares shareholders.

•	Complementary Business Markets. The complementary nature of the businesses and market areas of New England Bancshares and Apple Valley Bank.

•	Commercial Lending. That Apple Valley Bank’s commercial loan portfolio would accelerate New England Bancshares’ strategy to increase commercial lending and result in higher yields.

•

Tax Consequences. The terms of the merger agreement and the structure of the merger, including the fact that the merger agreement provides a maximum number of shares of New England Bancshares common stock that New England Bancshares may be required to issue in the merger and that the merger is intended to qualify as a transaction of a type that is generally tax-free for U.S. federal income tax purposes and as a purchase for accounting purposes.

•

Continuity of Management. The fact that New England Bancshares’ management team immediately before the merger will remain intact following the merger, with the exception that one director of Apple Valley Bank will join New England Bancshares’ board of directors.

•	Stock Prices. The historical trading prices for New England Bancshares and Apple Valley Bank common stock.

•

Current Environment. The current and prospective economic, competitive and regulatory environment facing New England Bancshares and its subsidiaries, Apple Valley Bank and the financial services industry.

•	Termination Fee. The termination fee to which New England Bancshares would be entitled under certain circumstances.

•

More Competitive and Efficient. The board of directors’ assessment that New England Bancshares would be better able to serve the convenience and needs of its customers and communities by becoming a larger institution which would increase its efficiencies and better position it for competing against regional financial institutions in its market area.

•

Accretive to Earnings. That the merger is expected to be accretive to earnings in the first year after the merger and the belief that the business and financial advantages contemplated in connection with the merger will likely be achieved within a reasonable time frame.

•

Likelihood of Consummation. That Apple Valley Bank had thoroughly reviewed its strategic planning options and the likelihood that the proposed merger would receive the required approvals, and the anticipated impact of the foregoing on the successful consummation of the transaction.

While New England Bancshares’ board of directors considered these and other factors, the board of directors did not assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. New England Bancshares’ board of directors collectively made its determination with respect to the merger based on the conclusion reached by its members, based on the factors that each of them considered appropriate, that the merger is in the best interests of New England Bancshares’ shareholders. The terms of the merger were the result of arm’s-length negotiations between representatives of New England Bancshares and representatives of Apple Valley Bank.

Consideration to be Received in the Merger

Under the merger agreement, each share of Apple Valley Bank common stock you own will automatically be converted into the right to receive, at your election (but subject to proration and adjustment as provided in the merger agreement), (a) $8.50 in cash without interest, (b) one share of New England Bancshares common stock, or (c) a combination thereof. Regardless of your choice, however, your election will be limited by the requirements that the number of shares of Apple Valley Bank common stock to be converted into New England Bancshares common stock in the merger must be 60% of the total number of shares of Apple Valley Bank common stock outstanding on the date of the merger, and that the total value of the stock portion of the merger consideration must be equal to at least 45% of the merger consideration. Therefore, all allocations of cash and New England Bancshares common stock that you will receive will depend on the elections of other Apple Valley Bank shareholders.

If the average of the daily closing sales prices of a share of New England Bancshares common stock as reported on the The Nasdaq Stock Exchange for the five consecutive trading days immediately preceding the fifth business day prior to the closing date, (i) is less than $6.80, and (ii), relative to an assumed initial price of $8.50 per share of New England Bancshares common stock, has underperformed the Nasdaq Bank Index by more than 20% pursuant to a performance formula provided in the merger agreement, Apple Valley Bank may terminate the agreement unless New England Bancshares elects to increase the stock portion of the merger consideration with additional stock consideration. See “—Terminating the Merger.”

Apple Valley Bank’s shareholders will not receive fractional shares of New England Bancshares common stock. Instead, each shareholder will receive a cash payment for any fractional shares in an amount equal to the product of (1) the fraction of a share of New England Bancshares common stock to which each shareholder is entitled multiplied by (2) the average of the closing prices of New England Bancshares common stock for the five consecutive trading days immediately preceding the fifth business day prior to the closing of the merger.

Cash or Stock Election

Under the terms of the merger agreement, Apple Valley Bank shareholders may elect to convert their shares into cash, New England Bancshares common stock or a mixture of cash and New England Bancshares common stock. All elections of Apple Valley Bank shareholders are further subject to the allocation and proration procedures described in the merger agreement. These procedures provide that 60% of the total number of shares of Apple Valley Bank common stock outstanding on the date of the merger must be converted into New England Bancshares common stock, and the total value of the stock portion of the merger consideration must be equal to at least 45% of the merger consideration. Neither New England Bancshares nor Apple Valley Bank is making any recommendation as to whether Apple Valley Bank shareholders should elect to receive cash or New England Bancshares common stock in the merger. Each holder of Apple Valley Bank common stock must make his or her own decision with respect to such election.

It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if Apple Valley Bank shareholders in the aggregate elect to receive more or less of the New England Bancshares common stock than New England Bancshares has agreed to issue. These procedures are summarized below.

•

If Stock Is Oversubscribed: If Apple Valley Bank shareholders elect to receive more New England Bancshares common stock than New England Bancshares has agreed to issue in the merger, then all Apple Valley Bank shareholders who have elected to receive cash or who have made no election will receive cash for their Apple Valley Bank shares and all shareholders who elected to receive New England Bancshares common stock will receive a pro rata portion of the available New England Bancshares shares plus cash for those shares not converted into New England Bancshares common stock.

•

If Stock Is Undersubscribed: If Apple Valley Bank shareholders elect to receive fewer shares of New England Bancshares common stock than New England Bancshares has agreed to issue in the merger, then all Apple Valley Bank shareholders who have elected to receive New England Bancshares common stock will receive New England Bancshares common stock and all shareholders who elected to receive cash or who have made no election will be treated in the following manner:

•

If the number of shares held by Apple Valley Bank shareholders who have made no election is sufficient to make up the shortfall in the number of New England Bancshares shares that New England Bancshares is required to issue, then all Apple Valley Bank shareholders who elected cash will receive cash, and those shareholders who made no election will receive both cash and New England Bancshares common stock in whatever proportion is necessary to make up the shortfall.

•

If the number of shares held by Apple Valley Bank shareholders who have made no election is insufficient to make up the shortfall, then all Apple Valley Bank shareholders who made no election will receive New England Bancshares common stock and those Apple Valley Bank shareholders who elected to receive cash will receive cash and New England Bancshares common stock in whatever proportion is necessary to make up the shortfall.

Notwithstanding these rules, it may be necessary for New England Bancshares to reduce the number of shares of Apple Valley Bank common stock that will be converted into the right to receive cash and correspondingly increase the number of shares of Apple Valley Bank common stock that will be converted into New England Bancshares common stock. If this adjustment is necessary, shareholders who elect to receive cash or a mixture of cash and stock may be required on a pro rata basis to receive a greater amount of New England Bancshares common stock than they otherwise would have received.

No guarantee can be made that you will receive the amounts of cash and/or stock you elect. As a result of the allocation procedures and other limitations outlined in this document and in the merger agreement, you may receive New England Bancshares common stock or cash in amounts that vary from the amounts you elect to receive.

Election Procedures; Surrender of Stock Certificates

An election form is being mailed separately from this proxy statement/prospectus to holders of shares of Apple Valley Bank common stock on or about the date this proxy statement/prospectus is being mailed. Each election form entitles the holder of the Apple Valley Bank common stock to elect to receive cash, New England Bancshares common stock, or a combination of cash and stock, or make no election with respect to the merger consideration you wish to receive.

To make an effective election, you must submit a properly completed election form, along with your Apple Valley Bank stock certificates representing all shares of Apple Valley Bank common stock covered by the election form (or an appropriate guarantee of delivery), to                      on or before          p.m., Eastern Time, on                     , 2009. Registrar & Transfer Company will act as exchange agent in the merger and in that role will process the exchange of Apple Valley Bank stock certificates for cash and/or New England Bancshares common stock. Shortly after the merger, the exchange agent will allocate cash and stock among Apple Valley Bank shareholders, consistent with their elections and the allocation and proration procedures. If you do not submit an election form, you will receive instructions from the exchange agent on where to surrender your Apple Valley Bank stock certificates after the merger is completed. In any event, do not forward your Apple Valley Bank stock certificates with your proxy cards.

You may change your election at any time prior to the election deadline by written notice accompanied by a properly completed and signed later dated election form received by the exchange agent prior to the election deadline or by withdrawal of your stock certificates by written notice prior to the election deadline. All elections will be revoked automatically if the merger agreement is terminated. If you have a preference for receiving either New England Bancshares stock and/or cash for your Apple Valley Bank stock, you should complete and return the election form. If you do not make an election, you will be allocated New England Bancshares common stock and/or cash depending on the elections made by other shareholders.

Neither New England Bancshares nor Apple Valley Bank makes any recommendation as to whether you should elect to receive cash, stock or a combination of cash and stock in the merger. You must make your own decision with respect to your election. Generally, the merger will be a tax-free transaction for Apple Valley Bank shareholders to the extent they receive New England Bancshares common stock. See “—Tax Consequences of the Merger.”

If your certificates for Apple Valley Bank common stock are not immediately available or you are unable to send the election form and other required documents to the exchange agent prior to the election deadline, Apple Valley Bank shares may be properly exchanged, and an election will be effective, if:

•	such exchanges are made by or through a member firm of a registered national securities exchange or by a commercial bank or trust company having an office, branch or agency in the United States;

•

the exchange agent receives, prior to the election deadline, a properly completed and duly executed notice of guaranteed delivery substantially in the form provided with the election form (delivered by hand, mail, telegram, telex or facsimile transmission); and

•

the exchange agent receives, within three business days after the election deadline, the certificates for all exchanged Apple Valley Bank shares, or confirmation of the delivery of all such certificates into the exchange agent’s account with The Depository Trust Company in accordance with the proper procedures for such transfer, together with a properly completed and duly executed election form and any other documents required by the election form.

Apple Valley Bank shareholders who do not submit a properly completed election form or revoke their election form prior to the election deadline will have their shares of Apple Valley Bank common stock designated as non-election shares. Apple Valley Bank stock certificates represented by elections that have been revoked will be promptly returned without charge to the Apple Valley Bank stockholder revoking the election upon written request.

After the completion of the merger, the exchange agent will mail to Apple Valley Bank shareholders who do not submit election forms or who have revoked such forms a letter of transmittal, together with instructions for the exchange of their Apple Valley Bank common stock certificates for the merger consideration. Until you surrender your Apple Valley Bank stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any New England Bancshares common stock into which your Apple Valley Bank shares have been converted. When you surrender your Apple Valley Bank stock certificates, New England Bancshares will pay any unpaid dividends or other distributions, without interest.

After the completion of the merger, there will be no further transfers of Apple Valley Bank common stock. Apple Valley Bank stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

If your Apple Valley Bank stock certificates have been either lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. The election form includes instructions on how to provide evidence of ownership.

Accounting Treatment of the Merger

New England Bancshares will account for the merger under the “purchase” method of accounting in accordance with U.S. generally accepted accounting principles. Using the purchase method of accounting, the assets and liabilities of Apple Valley Bank will be recorded by New England Bancshares at their respective fair values at the time of the completion of the merger. The excess of New England Bancshares’ purchase price over the net fair value of the assets acquired and liabilities assumed will then be allocated to identified intangible assets, with any remaining unallocated cost recorded as goodwill.

U.S. Federal Income Tax Consequences of the Merger

General. The following summary discusses the material anticipated U.S. federal income tax consequences of the merger applicable to a holder of shares of Apple Valley Bank common stock who surrenders all of his or her common stock for shares of New England Bancshares common stock and/or cash in the merger. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service, or IRS, and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. residents and citizens who hold their shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No attempt has been made to comment on all U.S. federal income tax consequences of the merger and related transactions that may be relevant to holders of shares of Apple Valley Bank common stock. This discussion also does not address all of the tax consequences that may be relevant to a particular person or the tax consequences that may be relevant to persons subject to special treatment under U.S. federal income tax laws (including, among others, tax-exempt organizations, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons who hold their shares of Apple Valley Bank common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar, holders that exercise objecting stockholders’ rights of appraisal, persons that are, or hold their shares of Apple Valley Bank common stock through, partnerships or other pass-through entities, or persons who acquired their shares of Apple Valley Bank common stock through the exercise of an employee stock option or otherwise as compensation). In addition, this discussion does not address any aspects of state, local, non-U.S. taxation or U.S. federal taxation other than income taxation. No ruling has been requested from the IRS regarding the U.S. federal income tax consequences of the merger. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

Apple Valley Bank shareholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local, non-U.S. tax laws and U.S. tax laws other than income tax laws.

Opinion Conditions. It is a condition to the obligations of New England Bancshares and Apple Valley Bank that New England Bancshares receive an opinion by Luse Gorman Pomerenk & Schick, P.C., and that Apple Valley Bank receive an opinion by Robinson & Cole LLP, to the effect that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code. New England Bancshares and Apple Valley Bank both expect to be able to obtain the tax opinions if, as expected:

•	New England Bancshares and Apple Valley Bank are able to deliver customary representations to New England Bancshares’ and Apple Valley Bank’s respective tax counsel; and

•	there is no adverse change in U.S. federal income tax law.

Although the merger agreement allows both New England Bancshares and Apple Valley Bank to waive the condition that tax opinions be delivered by Luse Gorman Pomerenk & Schick, P.C. and Robinson & Cole LLP, neither party currently anticipates doing so. However, if this condition were waived, Apple Valley Bank would re-solicit the approval of its shareholders prior to completing the merger.

In addition, in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Luse Gorman Pomerenk & Schick, P.C. and Robinson & Cole, LLP have delivered their opinions to New England Bancshares and Apple Valley Bank, respectively, dated as of the date of this proxy statement/prospectus, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Copies of these opinions have been filed as exhibits to the registration statement. Such opinions have been rendered on the basis of facts, representations and assumptions set forth or referred to in such opinions and factual representations contained in certificates of officers of New England Bancshares and Apple Valley Bank, all of which must continue to be true and accurate in all material respects as of the effective time of the merger.

If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected. The determination by tax counsel as to whether the proposed merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code will depend upon the facts and law existing at the effective time of the proposed merger. The following discussion assumes that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code.

Exchange Solely for New England Bancshares Common Stock. No gain or loss will be recognized by an Apple Valley Bank shareholder who receives solely shares of New England Bancshares common stock (except for cash received in lieu of fractional shares, as discussed below) in exchange for all of his or her shares of Apple Valley Bank common stock. The tax basis of the shares of New England Bancshares common stock received by an Apple Valley Bank shareholder in such exchange will be equal (except for the basis attributable to any fractional shares of New England Bancshares common stock, as discussed below) to the basis of the Apple Valley Bank common stock surrendered in exchange for the New England Bancshares common stock. The holding period of the New England Bancshares common stock received will include the holding period of shares of Apple Valley Bank common stock surrendered in exchange for the New England Bancshares common stock, provided that such shares were held as capital assets of the Apple Valley Bank shareholder at the effective time of the merger.

Exchange Solely for Cash. An Apple Valley Bank shareholder who receives solely cash in exchange for all of his or her shares of Apple Valley Bank common stock (and is not treated as constructively owning New England Bancshares common stock after the merger under the circumstances referred to below under “—Possible Dividend Treatment”) will recognize gain or loss for federal income tax purposes equal to the difference between the cash received and such shareholder’s tax basis in the Apple Valley Bank common stock surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the Apple Valley Bank shareholder at the effective time of the merger. Such gain or loss will be long-term capital gain or loss if the Apple Valley Bank shareholder’s holding period is more than one year. The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

Exchange for New England Bancshares Common Stock and Cash. An Apple Valley Bank shareholder who receives a combination of New England Bancshares common stock and cash in exchange for his or her Apple Valley Bank common stock will not be permitted to recognize any loss for federal income tax purposes. The shareholder will recognize gain, if any, equal to the lesser of (1) the amount of cash received or (2) the amount of gain “realized” in the transaction. The amount of gain an Apple Valley Bank shareholder “realizes” will equal the amount by which (a) the cash plus the fair market value at the effective time of the merger of New England Bancshares common stock received exceeds (b) the shareholders’ basis in the Apple Valley Bank common stock exchanged for cash and New England Bancshares common stock. Any recognized gain could be taxed as a capital gain or a dividend, as described below. The tax basis of the shares of New England Bancshares common stock received by an Apple Valley Bank shareholder will be the same as the basis of the shares of Apple Valley Bank common stock exchanged for the shares of New England Bancshares common stock, adjusted as provided in Section 358(a) of the Internal Revenue Code for the cash received in the exchange. The holding period for shares of New England Bancshares common stock received by an Apple Valley Bank shareholder will include such shareholder’s holding period for the Apple Valley Bank common stock surrendered in exchange for the New England Bancshares common stock, provided that such shares were held as capital assets of the shareholder at the effective time of the merger.

An Apple Valley Bank shareholder’s federal income tax consequences will also depend on whether his or her shares of Apple Valley Bank common stock were purchased at different times at different prices. If they were, the Apple Valley Bank shareholder could realize gain with respect to some of the shares of Apple Valley Bank common stock and loss with respect to other shares. An Apple Valley Bank shareholder would have to recognize gain to the extent such shareholder receives cash and the shareholder’s adjusted tax basis in the shares is less than the amount of cash plus the fair market value at the effective time of the merger of the New England Bancshares common stock received. An Apple Valley Bank shareholder would not recognize loss with respect to those shares in which his or her adjusted tax basis is greater than the amount of cash plus the fair market value at the effective time of the merger of the New England Bancshares common stock received. Any disallowed loss would be included in the adjusted basis of the New England Bancshares common stock. Such an Apple Valley Bank shareholder is urged to consult his or her own tax advisor regarding the tax consequences of the merger to that shareholder.

Possible Dividend Treatment. In certain circumstances, an Apple Valley Bank shareholder who receives solely cash or a combination of cash and New England Bancshares common stock in the merger may receive ordinary income, rather than capital gain, treatment on all or a portion of the gain recognized by that shareholder if the receipt of cash “has the effect of the distribution of a dividend.” The determination of whether a cash payment has such effect is based on a comparison of the Apple Valley Bank shareholder’s proportionate interest in New England Bancshares after the merger with the proportionate interest the shareholder would have had if the shareholder had received solely New England Bancshares common stock in the merger. This could happen because of your purchase (or the purchase by a family member) of additional New England Bancshares stock or a repurchase of shares by New England Bancshares. For purposes of this comparison, the Apple Valley Bank shareholder may be deemed to constructively own shares of New England Bancshares common stock held by certain members of the shareholder’s family or certain entities in which the shareholder has an ownership or beneficial interest and certain stock options may be aggregated with the shareholder’s shares of New England Bancshares common stock. The amount of the cash payment that may be treated as a dividend is limited to the shareholder’s ratable share of the accumulated earnings and profits of Apple Valley Bank at the effective time of the merger. Any gain that is not treated as a dividend will be taxed as a capital gain, provided that the shareholder’s shares were held as capital assets at the effective time of the merger. Because the determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each Apple Valley Bank shareholder, shareholders are urged to consult their own tax advisors regarding the tax treatment of any cash received in the merger.

Cash in Lieu of Fractional Shares. An Apple Valley Bank shareholder who holds Apple Valley Bank common stock as a capital asset and who receives in the merger, in exchange for such stock, solely New England Bancshares common stock and cash in lieu of a fractional share interest in New England Bancshares common stock will be treated as having received the cash in full payment for the fractional share of stock and as capital gain or loss, notwithstanding the dividend rules discussed above.

Backup Withholding. Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent shall be required to withhold, and will withhold, 28% of any cash payments to which an Apple Valley Bank shareholder is entitled pursuant to the merger, unless the Apple Valley Bank shareholder signs the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the Apple Valley Bank shareholder’s taxpayer identification number, and certification necessary to avoid backup withholding.

Tax Treatment of the Entities. No gain or loss will be recognized by New England Bancshares or Apple Valley Bank as a result of the merger.

Regulatory Matters Relating to the Merger

Completion of the merger is subject to prior receipt of all approvals and consents required to be obtained from applicable governmental and regulatory authorities that are necessary to complete the merger. These include approval of the FDIC and the Connecticut Department of Banking. New England Bancshares and Apple Valley Bank have agreed to cooperate and use all reasonable best efforts to obtain all permits, consents, approvals and authorizations from any governmental or regulatory authority necessary to consummate the transactions contemplated by the merger agreement as promptly as practicable.

FDIC Approval. In granting approval under the Bank Merger Act, the FDIC must consider, among other things, the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. New England Bancshares filed an application with the FDIC on March 16, 2009.

Connecticut Department of Banking Approval. In granting its approval, the Commissioner of the Connecticut Department of Banking, or Commissioner, must consider whether the merger will promote public convenience, whether benefits to the public clearly outweigh possible adverse effects, including, but not limited to, an undue concentration of resources and decreased or unfair competition, and whether the terms of the merger are reasonable and in accordance with law and sound public policy. The Commissioner will also consider the constituent and resulting banks’ policies and procedures relating to anti-money-laundering activities, investment and lending policies and services offered, as well as whether:

•	the merger will benefit the economy of Connecticut;

•	the constituent banks have sufficient capital to ensure, and agree to ensure, that the resulting bank will comply with applicable minimum capital requirements;

•	the constituent banks have sufficient managerial resources to operate the resulting bank in a safe and sound manner; and

•	the proposed merger will not substantially lessen competition in the banking industry of Connecticut.

The Commissioner must also consider the applicants’ policies relating to the Community Reinvestment Act. New England Bancshares filed an application with the Commissioner on March 16, 2009.

The regulations of the Federal Reserve Board, or FRB, do not specifically require that New England Bancshares file an application or notice with the FRB in connection with the acquisition of Apple Valley Bank. However, the FRB may require that New England Bancshares file an application if the FRB determines that the merger would have a significant adverse effect on the financial condition of New England Bancshares.

There can be no assurance that regulatory approvals will be obtained, that such approvals will be received on a timely basis, or that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of New England Bancshares or Valley Bank following completion of the merger. If any such condition or requirement is imposed, New England Bancshares and Apple Valley Bank may, in certain circumstances, elect not to consummate the merger. If approval is denied, either New England Bancshares or Apple Valley Bank may elect not to consummate the merger. See “Description of the Merger—Conditions to Completing the Merger” and “—Termination.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the merger consideration. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Interests of Certain Persons in the Merger

Share Ownership. On the record date for the Special Meeting, Apple Valley Bank’s directors and executive officers beneficially owned, in the aggregate,              shares of Apple Valley Bank’s common stock, representing approximately       % of the outstanding shares of Apple Valley Bank common stock.

As described below, certain of Apple Valley Bank’s officers and directors have interests in the merger that are in addition to, or different from, the interests of Apple Valley Bank’s shareholders generally. Except for the identification of the proposed director to serve on New England Bancshares’ board of directors following the merger, Apple Valley Bank’s board of directors was aware of these interests and took them into account in approving the merger.

Consulting Agreement. The merger agreement provides that New England Bancshares or Valley Bank will offer to enter into a six-month consulting agreement with Maureen A. Frank, President and Chief Executive

Officer of Apple Valley Bank, under which Ms. Frank will be paid $70,000 over the six-month term of the agreement.

Severance Payments Under Change in Control Agreements. In connection with the merger, Ms. Frank, Jonathan P. Rappi, Executive Vice President and Chief Financial Officer, and Randall J. Gage, Executive Vice President and Credit Administration Officer, shall enter into a termination and release agreement, releasing their rights under their respective change in control agreements with Apple Valley Bank. Under their respective termination and release agreements, the value of the cash portion of the severance benefits that may be received by Ms. Frank, Mr. Rappi and Mr. Gage are expected to equal $249,200, $64,890 and $84,401, respectively. The termination and release agreements also provide severance benefits in the form of continued health insurance coverage for Ms. Frank, Mr. Rappi and Mr. Gage, which shall continue for a period of one year following the closing of the merger for Mr. Rappi and Mr. Gage, and which shall continue for Ms. Frank until she is entitled to receive benefits under Medicare.

Appointment of One Director to the New England Bancshares Board of Directors. New England Bancshares will appoint one of Apple Valley Bank’s directors, selected by New England Bancshares, to the board of directors of New England Bancshares. That person is expected to be Kathryn C. Reinhard, who has agreed to accept the appointment to the board of directors of New England Bancshares.

Continued Director and Officer Liability Coverage. For a period of six years following the effective time of the merger, New England Bancshares has agreed to indemnify and hold harmless the current and former officers and directors of Apple Valley Bank and its subsidiaries against any costs or expenses incurred in connection with any claim, action, suit, proceeding or investigation that is a result of matters that existed or occurred at or before the effective time of the merger to the same extent as Apple Valley Bank currently provides for indemnification of its officers and directors. For a period of three years following the effective time of the merger, New England Bancshares has also agreed to provide coverage to the officers and directors of Apple Valley Bank immediately before the effective time of the merger under the directors’ and officers’ liability insurance policy currently maintained by Apple Valley Bank or under a policy with comparable or better coverage.

Time of Completion

Unless the parties agree otherwise and unless the merger agreement has otherwise been terminated, the closing of the merger will take place on a date designated by New England Bancshares, in its sole discretion, within five days following the satisfaction or waiver of the conditions to closing set forth in the merger agreement. See “—Conditions to Completion of the Merger.” On the closing date, New England Bancshares will file a certificate of merger with the Connecticut Secretary of State merging Apple Valley Bank with and into Valley Bank. The merger will become effective at the time stated in the certificate of merger.

New England Bancshares and Apple Valley Bank are working hard to complete the merger quickly. It is currently expected that the merger will be completed in the second calendar quarter of 2009. However, because completion of the merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing.

Conditions to Completing the Merger

New England Bancshares’ and Apple Valley Bank’s obligations to consummate the merger are conditioned on the following:

•	approval of the merger agreement by Apple Valley Bank shareholders;

•

receipt of all regulatory approvals, provided that none contain any conditions that would so materially and adversely impact the economic or business benefits to New England Bancshares of the transactions contemplated by the merger agreement that had such condition been known, New England Bancshares would not, in its judgment, have entered into the merger agreement;

•

no party to the merger being subject to any legal order, decree or injunction that prohibits consummating any part of the transaction, no governmental entity having instituted any proceeding for the purpose of blocking the transaction, and the absence of any statute, rule or regulation that prohibits completion of any part of the transaction;

•

receipt by each party of all consents and approvals from third parties (other than those required from government agencies) required to complete the merger, unless failure to obtain those consents or approvals would not have a material adverse effect on New England Bancshares after completion of the merger;

•

the registration statement of which this proxy statement/prospectus forms a part being declared effective by the Securities and Exchange Commission, the absence of any pending or threatened proceeding by the Securities and Exchange Commission to suspend the effectiveness of the registration statement and the receipt of all required state “blue sky” approvals;

•

receipt by each party of opinions from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code (these have been received);

•

the performance by each party in all material respects of each party’s obligations under the merger agreement, the representations and warranties of each party being true and correct as of the date of the merger agreement and as of the closing date, and receipt of a certificate signed by each party’s chief executive officer and chief financial officer to that effect;

•	to the extent required, the shares of New England Bancshares common stock issuable pursuant to the merger being approved for listing on The Nasdaq Global Market;

•

all consents or approvals of any third party necessary to assign to New England Bancshares any real property lease to which Apple Valley Bank is a party shall have been obtained by Apple Valley Bank on terms that are, as reasonably determined by New England Bancshares in its sole discretion, at least as favorable as those under Apple Valley Bank’s lease;

•	the holders of no more than 10% of the outstanding Apple Valley Bank common stock shall have taken the actions required by applicable laws to exercise dissenters’ rights;

•	New England Bancshares shall have offered to enter into a consulting agreement with Maureen A. Frank, under the terms set forth in the merger agreement; and

•	no material adverse effects relating to the business of New England Bancshares or Apple Valley Bank shall have occurred.

New England Bancshares and Apple Valley Bank cannot guarantee whether all of the conditions to the merger will be satisfied or waived by the party permitted to do so.

Conduct of Business Before the Merger

Conduct of Apple Valley Bank’s Business Prior to the Completion of the Merger. Apple Valley Bank has agreed that, from the date of the merger agreement until the closing date, except as otherwise consented to or approved by New England Bancshares in writing or as contemplated or required by the merger agreement, Apple Valley Bank will not:

•	conduct its business or engage in transactions, including extensions of credit, other than in the ordinary course of business consistent with written policies and procedures and past practices;

•

fail to use its commercially reasonable efforts to: (i) preserve its business organization intact, (ii) maintain good relationships with employees, or (iii) preserve the goodwill of its customers and others with whom it conducts business;

•

amend any provision of its certificate of incorporation or bylaws, impose, or suffer the imposition on any share of Apple Valley Bank’s stock held by Apple Valley Bank of any material lien, charge or encumbrance or permit any such lien to exist, or waive or release any material right or cancel or compromise any material debt or claim;

•

change the number of shares of its authorized capital stock or issue or grant any right, option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to its authorized or issued capital stock, or any securities convertible into shares of such capital stock, or split, combine or reclassify any shares of its capital stock, redeem or otherwise acquire any shares of such capital stock, or sell or issue any shares of its capital stock, including, but not limited to, the sale or issuance of any of its shares of capital stock in connection with the Capital Purchase Program, any Regulatory Agreement (as defined in the merger agreement), or any Apple Valley Bank Regulatory Response (as defined in the merger agreement);

•	declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

•

hire any new employee, grant or agree to pay any bonus, severance or termination to, or enter into, extend or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any employee, officer or director, except in the ordinary course of business consistent with past practices;

•

enter into or, except as may be required by law to maintain the qualified status thereof or otherwise required by law, modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees, or former directors, officers or employees; or make any contributions to any defined contribution or defined benefit plan not in the ordinary course of business consistent with past practice;

•

merge or consolidate with any other corporation; sell or lease all or any substantial portion of its assets or business; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between Apple Valley Bank, and any other person; enter into a purchase and assumption transaction with respect to deposits and liabilities; permit the revocation or surrender of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

•

sell or otherwise dispose of any asset other than in the ordinary course of business consistent with past practice; subject any asset to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, the collections and/or processing of checks, drafts, notes, instruments or letters of credit, liens granted to the FHLB of Boston to secure advances to Apple Valley Bank from the FHLB of Boston, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; or incur any liability or indebtedness for borrowed money (or guarantee any indebtedness for borrowed money);

•

make any change in policies with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies in any material respect except as may be required by changes in applicable law or regulations, or GAAP;

•	acquire any new loan participation or loan servicing rights;

•

make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in excess of $300,000; or increase, compromise, extend, renew or modify any existing loan or commitment outstanding in excess of $300,000 or make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in any amount if thereafter the exposure to any one borrower or group of affiliated borrowers (including obligors under loan participations) in the aggregate would exceed $300,000;

•	renew or extend any lease, or by any act, or omission to act, allow any lease to renew or be extended;

•

make any capital expenditures in excess of $10,000 individually or $25,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof, or incur any expense greater than $5,000 that is not in the ordinary course of business of Apple Valley Bank;

•

take any action that would give rise to a right of payment to any individual under any employment agreement, or take any action that would give rise to a right of payment to any individual under any Compensation and Benefit Plan (as defined in the merger agreement);

•

purchase any security for its investment portfolio not rated “A” or higher by either Standard & Poor’s Corporation or Moody’s Investor Services, Inc., or with a remaining term to maturity of more than five years;

•	engage in any new loan transaction with an officer or director;

•	materially change the pricing strategies of Apple Valley Bank with respect to its deposit or loan accounts;

•	enter into any agreement, arrangement or commitment not made in the ordinary course of business;

•

incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (B) advances from the FHLB of Boston with maturities of not more than one year and in aggregate amounts of less than $250,000;

•	prepay any indebtedness or other similar arrangements so as to cause Apple Valley Bank to incur any prepayment penalty thereunder;

•

change its method of accounting in effect prior to the closing date, except as required by changes in laws or regulations, by Regulatory Authorities having jurisdiction over Apple Valley Bank, or by GAAP concurred in by Apple Valley Bank’s independent certified public accountants;

•

enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

•	invest in “high risk” mortgage derivative investments as defined by the Federal Financial Institutions Examination Council;

•	discharge or satisfy any lien or encumbrance or pay any material obligation or liability (absolute or contingent) other than at scheduled maturity or in the ordinary course of business;

•

enter or agree to enter into any agreement or arrangement granting any preferential right to purchase any of its assets or rights or requiring the consent of any party to the transfer and assignment of any such assets or rights;

•

take any action that would result in any of the representations or warranties of Apple Valley Bank contained in the merger agreement not to be true and correct in any material respect as of any date after the date of the merger agreement or, in any of the conditions set forth in the merger agreement not being satisfied except in each case as may be required by applicable law;

•

foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon indicating that there is no apparent material violation of or material liability under the Environmental Laws (as defined in the merger agreement), provided, however, that Apple Valley Bank shall not be required to obtain such a report with respect to one- to four-family, non-agricultural residential property of five acres or less to be foreclosed upon unless it has reason to believe that such property might be in material violation of or require material remediation under Environmental Laws;

•

except in the ordinary course of business consistent with past practice and involving an amount not in excess of $5,000, settle any claim, action or proceeding; provided that no settlement shall be made if it involves a precedent for other similar claims, which in the aggregate, could be material to Apple Valley Bank, taken as a whole; or

•	agree to do any of the foregoing.

Conduct of New England Bancshares’ Business Prior to the Completion of the Merger. New England Bancshares and Valley Bank have agreed that, from the date of the merger agreement until the closing date, New England Bancshares and Valley Bank will not:

•	fail to use commercially reasonable efforts to preserve their business organizations intact, maintain good relationships with employees, and preserve the goodwill of their customers;

•

amend their articles of incorporation or certificate of incorporation, as applicable, or bylaws in any manner inconsistent with the prompt and timely consummation of the transactions contemplated by the merger agreement;

•

take any action that would result in any of the representations and warranties of New England Bancshares and Valley Bank set forth in the merger agreement becoming untrue as of any date after the date of the merger agreement or in any of the conditions set forth in the merger agreement not being satisfied, except in each case as may be required by applicable law;

•	take any action which would or is reasonably likely to adversely effect or materially delay the receipt of the Regulatory Approvals or other necessary approvals;

•	take action that would or is reasonably likely to materially and adversely affect New England Bancshares and Valley Bank’s ability to perform their covenants and agreements under the merger agreement;

•	take any action that would result in any of the conditions to the merger not being satisfied; or

•	agree to do any of the foregoing.

Covenants of Apple Valley Bank and New England Bancshares in the Merger Agreement

Agreement Not to Solicit Other Proposals. Apple Valley Bank has agreed not to solicit, initiate, encourage or facilitate any acquisition proposal by a third party, to participate in discussions or negotiations regarding an acquisition proposal or to enter into any agreement requiring it to abandon or terminate the merger agreement with New England Bancshares. An acquisition proposal includes the following:

•	any merger, consolidation, share exchange, business combination, or other similar transaction involving Apple Valley Bank;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of Apple Valley Bank;

•	any tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of Apple Valley Bank; or

•	any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Despite the agreement of Apple Valley Bank not to solicit other acquisition proposals, the board of directors of Apple Valley Bank may generally negotiate or have discussions with, or provide information to, a third party who makes an unsolicited, written, bona fide acquisition proposal, provided that:

•

the board of directors of Apple Valley Bank receives a written opinion from its independent financial advisor that such proposal is superior to the merger from a financial point-of-view to Apple Valley Bank’s shareholders; and

•

the board of directors of Apple Valley Bank, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for the board of directors of Apple Valley Bank to comply with its fiduciary duties to shareholders under applicable law (such proposal satisfying the conditions of this and the preceding bullet point, a “superior proposal”).

If Apple Valley Bank receives a proposal or information request from a third party or enters into negotiations with a third party regarding a superior proposal, Apple Valley Bank must immediately notify New England Bancshares and provide New England Bancshares with information about the third party and its proposal.

Certain Other Covenants. The merger agreement also contains other agreements relating to the conduct of New England Bancshares and Apple Valley Bank before consummation of the merger, including the following:

•	each party will give the other party reasonable access during normal business hours to its property, books, records and personnel and furnish all information as may reasonably be requested;

•

New England Bancshares and Valley Bank will prepare all applications, make all filings, and pay all filing fees for all regulatory approvals, and will use their best efforts to obtain as promptly as practicable after the date of the merger agreement, to consummate the merger;

•

as promptly as reasonably practicable following the date of the merger agreement, New England Bancshares shall prepare and file with the SEC a registration statement, of which this proxy statement/prospectus forms a part, with respect to the New England Bancshares common stock to be issued in the merger;

•

from and after the date of the merger agreement until the closing date, New England Bancshares, Valley Bank and Apple Valley Bank shall each cooperate with the other in the preparation and filing, as soon as practicable, of the regulatory applications, the proxy statement/prospectus, all other documents necessary to obtain any other approvals, consents, waivers and authorizations required to effect the completion of the merger;

•

New England Bancshares, Valley Bank and Apple Valley Bank will promptly furnish each other with copies of all material written communications to, or received by them from, any regulatory authority, and notice of material oral communications with the regulatory authorities, in respect of the merger, except information that is filed by either party that is designated as confidential;

•

New England Bancshares and Valley Bank will furnish Apple Valley Bank with (i) copies of all applications prior to filing with any regulatory authority and provide Apple Valley Bank a reasonable opportunity to provide changes to and approve such Applications, (ii) copies of all applications filed by New England Bancshares and (iii) copies of all New England Bancshares regulatory reports after the date hereof;

•

Apple Valley Bank will take all actions necessary to convene a meeting of its shareholders to vote on the merger agreement. The Apple Valley board of directors will recommend at the shareholder meeting that the shareholders vote to approve the merger and will use its commercially reasonable efforts to obtain shareholder approval, unless it receives an additional offer and determines, based on the advice of counsel, that such recommendation would violate its fiduciary obligations to Apple Valley Bank’s shareholders;

•

prior to the closing date, New England Bancshares shall notify The Nasdaq Stock Market of the additional shares of New England Bancshares common stock to be issued by New England Bancshares in exchange for the shares of Apple Valley Bank common stock;

•

Apple Valley Bank shall permit a representative of New England Bancshares to attend any meeting of Apple Valley Bank’s Board of Directors or the Executive Committees thereof (provided that Apple Valley Bank shall not be required to permit the New England Bancshares representative to remain present during any confidential discussion);

•

from and after the date of the merger agreement until the closing date, New England Bancshares, Valley Bank and Apple Valley Bank shall each cooperate in the preparation and distribution of any press release related to the merger;

•	New England Bancshares shall honor the employment, change of control and severance contracts or plans as set forth in the merger agreement;

•

New England Bancshares intends to offer employment to all qualified Apple Valley Bank employees that, in the sole discretion of New England Bancshares, are appropriate and necessary for the operation of Apple Valley Bank and Valley Bank as a combined bank; and

•

New England Bancshares and Valley Bank agree to provide at least 8 weeks prior notice of termination of employment to any continuing Apple Valley Bank employee whose employment with New England Bancshares or Valley Bank is terminated during the first 6 months following the closing date.

Representations and Warranties Made by New England Bancshares and Apple Valley Bank in the Merger Agreement

New England Bancshares and Apple Valley Bank have made certain customary representations and warranties to each other in the merger agreement relating to their businesses. For information on these representations and warranties, please refer to the merger agreement attached as Annex A. The representations and warranties must be true in all material respects through the completion of the merger unless the change does not have a material negative impact on the parties’ business, financial condition or results of operations. See “— Conditions to Completing the Merger.”

The representations and warranties contained in the merger agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties. These representations and warranties may have been made for the purpose of allocating risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors as statements of factual information.

Terminating the Merger Agreement

The merger agreement may be terminated at any time before the completion of the merger, either before or after approval of the merger agreement by Apple Valley Bank shareholders, as follows:

•	by the written mutual consent of New England Bancshares and Apple Valley Bank;

•

by either party, if the shareholders of Apple Valley Bank fail to approve the merger agreement (provided that Apple Valley Bank will only be entitled to terminate for this reason if it has complied with its obligations under the merger agreement with respect to its shareholder meeting);

•

by either party, if a required regulatory approval, consent or waiver is denied or any governmental entity prohibits the consummation of the merger or the transactions contemplated by the merger agreement;

•

by either party, if the merger is not consummated by September 30, 2009, unless failure to complete the merger by that time is due to a misrepresentation, breach of a warranty or failure to fulfill a covenant by the party seeking to terminate the agreement;

•

by either party, if the other party makes a misrepresentation, breaches a warranty or fails to fulfill a covenant that results in a condition to closing not being satisfied, and such breach or failure has not been cured within 30 days following written notice to the party in default; or

•

by New England Bancshares, if Apple Valley Bank materially breaches its agreements regarding the solicitation of other acquisition proposals or the submission of the merger agreement to shareholders, or if the board of directors of Apple Valley Bank does not recommend approval of the merger in the proxy statement/prospectus or withdraws or revises its recommendation in a manner adverse to New England Bancshares.

Additionally, Apple Valley Bank may exercise its right to terminate the merger agreement if the conditions in both of the following bullet points are satisfied and Apple Valley Bank notifies New England Bancshares of its election to terminate the merger agreement during the two business day period commencing on the “determination date”, which is defined as the fifth business day prior to the closing date:

•

the average of the daily closing sales price of New England Bancshares common stock for the five consecutive trading days immediately preceding the determination date (the “New England Bancshares Market Value”) is less than $6.80; and

•

the sum of 0.2 and the quotient obtained by dividing (a) the New England Bancshares Market Value by (b) $8.50, is less than the quotient obtained by dividing (a) the closing price of the Nasdaq Bank Index on the determination date by (b) the closing price of the Nasdaq Bank Index on January 12, 2009 (the “index ratio”).

If Apple Valley Bank notifies New England Bancshares of its election to exercise its termination right described above, during the three business day period commencing with its receipt of such notice, New England Bancshares shall have the option to increase the stock portion of the merger consideration so that the stock portion of the merger consideration shall be valued at the lesser of: (i) $6.80 or (ii) the product obtained by multiplying (a) $8.50 by (b) the index ratio. If New England Bancshares so elects, it shall give, within such three business-day period, written notice to Apple Valley Bank of such election and the revised exchange ratio, whereupon no termination shall be deemed to have occurred and the merger agreement shall remain in full force and effect in accordance with its terms (except as the revised exchange ratio shall have been so modified). Because the formula depends on the future price of New England Bancshares and that of the Nasdaq Bank Index, it is not possible presently to determine the adjusted exchange ratio, but, in general, to the extent New England Bancshares elected to pay the additional merger consideration more shares of New England Bancshares common stock would be issued.

Termination Fee

The merger agreement requires Apple Valley Bank to pay New England Bancshares a fee of $350,000 if New England Bancshares terminates the merger agreement (1) as a result of a breach by Apple Valley Bank of its covenant regarding the solicitation of competing offers or its obligation to call a shareholder meeting or (2) if Apple Valley Bank’s board of directors fails to recommend approval of the merger or upon the withdrawal, qualification or revision of its recommendation to approve the merger.

In the event: (1) any of the parties terminates the merger agreement as a result of the failure of Apple Valley Bank’s shareholders to approve the merger; or (2) New England Bancshares terminates the merger agreement because of Apple Valley Bank’s willful breach of any representation, warranty, covenant or agreement; and in both cases an acquisition proposal from a third party has been publicly announced, disclosed or communicated before the date of the shareholders meeting in clause (1) above or before the termination date in clause (2) above, then Apple Valley Bank must pay 1/3 of the $350,000 termination fee. If within 18 months after such termination, Apple Valley Bank consummates or enters into any agreement with respect to an acquisition proposal, then it must pay the remainder of the fee.

Under no circumstances will Apple Valley Bank be required to pay more than $350,000 in the aggregate under the termination fee provisions.

Expenses

Each of New England Bancshares and Apple Valley Bank will pay its own costs and expenses incurred in connection with the merger.

Changing the Terms of the Merger Agreement

Before the completion of the merger, New England Bancshares and Apple Valley Bank may agree to waive, amend or modify any provision of the merger agreement. However, after the vote by Apple Valley Bank shareholders, New England Bancshares and Apple Valley Bank can make no amendment or modification that would reduce the amount or alter the form of consideration to be received by Apple Valley Bank’s shareholders under the terms of the merger agreement.

DESCRIPTION OF NEW ENGLAND BANCSHARES CAPITAL STOCK

General

New England Bancshares is authorized to issue 19,000,000 shares of common stock having a par value of $0.01 per share and 1,000,000 shares of preferred stock having a par value of $0.01 per share. Each share of New England Bancshares’ common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. At                         , 2009,                      shares of common stock were outstanding. At that date, no preferred shares were outstanding.

Common Stock

Dividends. New England Bancshares can pay dividends on its common stock if, after giving effect to the distribution, it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and its total assets exceed the sum of its liabilities and the amount needed, if New England Bancshares were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference in the event of dissolution. The holders of common stock of New England Bancshares are entitled to receive and share equally in dividends as may be declared by the Board of Directors of New England Bancshares out of funds legally available for dividends. If New England Bancshares issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of New England Bancshares possess exclusive voting rights in New England Bancshares. They elect New England Bancshares’ board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If New England Bancshares issues preferred stock, holders of New England Bancshares preferred stock may also possess voting rights.

Liquidation. If there is any liquidation, dissolution or winding up of a wholly owned subsidiary bank of New England Bancshares, New England Bancshares would be entitled to receive all of the subsidiary bank’s assets available for distribution after payment or provision for payment of all debts and liabilities of the subsidiary bank, including all deposit accounts and accrued interest and any liquidation account maintained by such subsidiary bank in connection with New England Bancshares’ second-step conversion. Upon liquidation, dissolution or winding up of New England Bancshares, the holders of its common stock would be entitled to receive all of the assets of New England Bancshares available for distribution after payment or provision for payment of all its debts and liabilities. If New England Bancshares issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.

Preemptive Rights; Redemption. Holders of the common stock of New England Bancshares are not entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.

Preferred Stock

Preferred stock may be issued with designations, powers, preferences and rights as the board of directors may from time to time determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Restrictions on Acquisition of New England Bancshares and Its Subsidiaries

Maryland law and the articles of incorporation of New England Bancshares contain certain provisions, described below, which could have an anti-takeover effect.

Business Combinations with Interested Shareholders. The articles of incorporation require the approval of the holders of at least 80% of New England Bancshares’ outstanding shares of voting stock entitled to vote to approve certain “business combinations” with an “interested shareholder.” This supermajority voting requirement will not apply in cases where the proposed transaction has been approved by a majority of those members of New England Bancshares’ Board of Directors who are unaffiliated with the interested shareholder and who were directors before the time when the interested shareholder became an interested shareholder or if the proposed transaction meets certain conditions that are designed to afford the shareholders a fair price in consideration for their shares. In each such case, where shareholder approval is required, the approval of only a majority of the outstanding shares of voting stock is sufficient.

The term “interested shareholder” includes any individual, group acting in concert, corporation, partnership, association or other entity (other than New England Bancshares or its subsidiary) who or which is the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of voting stock of New England Bancshares.

A “business combination” includes:

•

any merger or consolidation of New England Bancshares or any of its subsidiaries with any interested shareholder or affiliate of an interested shareholder or any corporation which is, or after such merger or consolidation would be, an affiliate of an interested shareholder;

•	any sale or other disposition to or with any interested shareholder of 25% or more of the assets of New England Bancshares or combined assets of New England Bancshares and its subsidiaries;

•

the issuance or transfer to any interested shareholder or its affiliate by New England Bancshares (or any subsidiary) of any securities of New England Bancshares (or any subsidiary) in exchange for cash, securities or other property the value of which equals or exceeds 25% of the fair market value of the common stock of New England Bancshares;

•	the adoption of any plan for the liquidation or dissolution of New England Bancshares proposed by or on behalf of any interested shareholder or its affiliate; and

•

any reclassification of securities, recapitalization, merger or consolidation of New England Bancshares with any of its subsidiaries which has the effect of increasing the proportionate share of common stock or any class of equity or convertible securities of New England Bancshares or subsidiary owned directly or indirectly, by an interested shareholder or its affiliate.

Control Share Acquisitions. The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by the corporation’s officers or directors who are employees of the corporation. Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	10% or more but less than 33 1/3%;

•	33 1/3% or more but less than a majority; or

•	a majority of all voting power.

Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition generally means the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

A person who has made or proposes to make a “control share acquisition,” under specified conditions, including an undertaking to pay expenses, may require the board of directors to call a special shareholders’ meeting to consider the voting rights of the shares. The meeting must be held within 50 days of the demand. If no request for a meeting is made, the corporation may itself present the question at any shareholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, the corporation generally may redeem any or all of the control shares, except those for which voting rights have previously been approved. This redemption of shares must be for fair value, determined without regard to the absence of voting rights as of the date of the last control share acquisition or of any shareholders’ meeting at which the voting rights of the shares are considered and not approved. If voting rights for “control shares” are approved at a shareholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the stock determined for purposes of appraisal rights may not be less than the highest price per share paid in the control share acquisition. The limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a “control share acquisition.”

The control share acquisition statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisition previously approved or exempted by a provision in the charter or bylaws of the corporation.

Transfer Agent and Registrar

The Transfer Agent and Registrar for New England Bancshares’ common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

COMPARISON OF RIGHTS OF SHAREHOLDERS

The rights of shareholders of New England Bancshares are currently governed by New England Bancshares’ articles of incorporation and bylaws and applicable provisions of the Maryland General Corporation Law. The rights of shareholders of Apple Valley Bank are currently governed by Apple Valley Bank’s certificate of incorporation, bylaws and applicable provisions of the Banking Law of Connecticut and the Connecticut Business Corporation Act. If the merger is completed, Apple Valley Bank shareholders who receive New England Bancshares common stock will become New England Bancshares shareholders and their rights will likewise be governed by New England Bancshares’ articles of incorporation and bylaws and the Maryland General Corporation Law.

The following is a summary of the material differences between the rights of an Apple Valley Bank shareholder and the rights of a New England Bancshares shareholder. This summary is not a complete statement of the differences between the rights of Apple Valley Bank shareholders and the rights of New England Bancshares shareholders and is qualified in its entirety by reference to the governing law of each entity and to the articles of incorporation of New England Bancshares, the certificate of incorporation of Apple Valley Bank and the bylaws of each corporation. Copies of New England Bancshares’ articles of incorporation and bylaws are on file with the Securities and Exchange Commission. Copies of Apple Valley Bank’s certificate of incorporation and bylaws are on file with the Federal Deposit Insurance Corporation.

Authorized Stock

New England Bancshares	Apple Valley Bank

•        The New England Bancshares articles of incorporation authorize 20,000,000 shares of capital stock, consisting of 19,000,000 shares of common stock, $0.01 par value, and 1,000,000 shares of preferred stock, $0.01 par value.

•        At December 31, 2008, there were 5,940,660 shares of New England Bancshares common stock issued and outstanding.

•        As of December 31, 2008, there were no shares of preferred stock issued or outstanding.

•        The Apple Valley Bank certificate of incorporation authorizes 3,000,000 shares of capital stock, of which 2,750,000 shares are common stock, par value $0.01 per share, and 250,000 shares are preferred stock, par value $1.00 per share.

•        As of December 31, 2008, there were 862,013 shares of Apple Valley Bank common stock issued and outstanding.

•        As of December 31, 2008, there were no shares of preferred stock issued or outstanding.

Voting Rights

New England Bancshares	Apple Valley Bank

•        The holders of the common stock exclusively possess all voting power, subject to the authority of the board of directors to offer voting rights to the holders of preferred stock.

•        Each share of common stock is entitled to one vote. Beneficial owners of 10% or more of the outstanding stock are subject to voting limitations.

•        Holders of common stock may not cumulate their votes for the election of directors.

•        The holders of the common stock exclusively possess all voting power, subject to the authority of the board of directors to offer voting rights to the holders of preferred stock.

•        Each share of common stock is entitled to one vote.

•        Holders of common stock may not cumulate their votes for the election of directors.

Required Vote for Authorization of Certain Actions

New England Bancshares	Apple Valley Bank

•        At least 80% of the outstanding shares of voting stock must approve certain “business combinations” involving an “interested shareholder.” However, if a majority of directors not affiliated with the interested shareholder approves the business combination or certain pricing criteria are satisfied, a majority vote of the outstanding shares is sufficient to approve a business combination.

•        At least 80% of the outstanding shares of voting stock and at least two-thirds of the outstanding shares of voting stock held by shareholders who are not “interested shareholders” must approve certain “business combinations” involving an “interested shareholder.” However, if the business combination is approved by the board of directors and a majority of the non-employee directors, then the business combination may be approved by the affirmative vote of at least two-thirds of the outstanding shares.

Dividends

New England Bancshares	Apple Valley Bank
• Holders of common stock are entitled, when declared by the New England Bancshares Board, to receive dividends, subject to the rights of holders of preferred stock.	• Holders of common stock are entitled, when declared by the Apple Valley Bank Board, to receive dividends, subject to the rights of holders of preferred stock.

Shareholders’ Meetings

New England Bancshares	Apple Valley Bank

•        New England Bancshares must deliver notice of the meeting and, in the case of a special meeting, a description of its purpose no fewer than ten days and no more than 90 days before the meeting to each shareholder entitled to vote.

•        Only the chairman of the board, the president or a majority of the board of directors may call a special meeting.

•        For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not more than 90 days before the meeting.

•        The board of directors or any shareholder entitled to vote may nominate directors for election or propose new business.

•        To nominate a director or propose new business, shareholders must give written notice to the Secretary of New England Bancshares not less than 60 days nor more than 90 days prior to the meeting. However, if New England Bancshares gives less than 100 days’ notice or prior public disclosure of the meeting, written notice of the shareholder proposal or nomination must be delivered to the Secretary not later than ten days following the date notice of the meeting was mailed to shareholders or public disclosure of the meeting was made. Each notice given by a shareholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the shareholder making the nomination or proposal.

•        Apple Valley Bank must deliver notice of the meeting and, in the case of a special meeting, a description of its purpose no fewer than ten days and no more than 60 days before the meeting to each shareholder entitled to vote.

•        Special meetings may be called only by the board of directors or a committee of the board of directors.

•        For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that shall not precede the date such record date is fixed and is not more than 70 days before the meeting.

•        The board of directors or any shareholder entitled to vote may nominate directors for election or propose new business.

•        To nominate a person for election as a director, shareholders must give written notice to Apple Valley Bank not less than 60 days prior to the meeting. However, if Apple Valley Bank gives less than 70 days’ notice or prior public disclosure of the meeting, written notice of the shareholder nomination must be delivered to Apple Valley Bank not later than ten days following the date notice of the meeting was mailed to shareholders or public disclosure of the meeting was made. Each notice given by a shareholder with respect to a nomination for election to the board of directors must include certain information regarding the nominee and the shareholder making the nomination or proposal.

Action by Shareholders Without a Meeting

New England Bancshares	Apple Valley Bank
• Under Maryland law, action that may be taken at a meeting of shareholders may be taken by the unanimous written consent of the shareholders.

•        Action that may be taken at a meeting of shareholders may be taken by the consent of shareholders having not less than the number of votes that would be necessary to take such action at a meeting; provided, however, that prior notice must be provided to shareholders and no such action by consent may be taken if the holders of not less than one-tenth of the outstanding shares entitled to vote demand that such action not be taken by consent without a meeting.

Board of Directors

New England Bancshares	Apple Valley Bank

•        The bylaws provide that the number of directors, to be fixed by resolution, shall be between 5 and 15.

•        The board of directors is divided into three classes as equal in number as possible and approximately one-third of the directors are elected at each annual meeting.

•        Vacancies on the board of directors will be filled by a vote of a majority of the remaining directors.

•        Directors may be removed only for cause by the vote of at least 80% of the outstanding shares entitled to vote for directors.

•        The certificate of incorporation provides that the number of directors, to be fixed by resolution, shall be between 3 and 18.

•        The board of directors is divided into three classes as equal in number as possible and approximately one-third of the directors are elected at each annual meeting.

•        Vacancies on the board of directors will be filled by a majority vote of the remaining directors.

•        Directors may be removed only for cause by the affirmative vote of at least two-thirds of directors then in office or by the holders of at least 80% of the outstanding shares entitled to vote for directors.

Amendment of the Bylaws

New England Bancshares	Apple Valley Bank
• The bylaws may be amended or repealed only by the board of directors.

•        The bylaws may be amended or repealed with the approval of at least a majority of the board of directors, subject to the right of the shareholders to amend any provision of the bylaws amended by the board of directors by the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote for directors.

Amendment of the Articles of Incorporation or Certificate of Incorporation

New England Bancshares	Apple Valley Bank
• The articles of incorporation may be amended or repealed upon approval of at least a majority of the shares entitled to vote on the matter, except for certain provisions that require 80% approval.

•        The certificate of incorporation may be amended or repealed upon approval of at least a majority of the shares entitled to vote on the matter, except for certain provisions that require 80% approval.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

Board of Directors

After the completion of the merger, the board of directors of New England Bancshares will consist of all of the current directors of New England Bancshares. In addition, the merger agreement provides that New England Bancshares will offer to appoint one current member of the board of directors of Apple Valley Bank, selected by New England Bancshares, to the board of directors of New England Bancshares upon completion of the merger. It is expected that Kathryn C. Reinhard will be appointed to the New England Bancshares board of directors to serve in the class of directors serving until the annual meeting of shareholders in 2009. Information regarding the directors of New England Bancshares and Ms. Reinhard is provided below. The age indicated for each individual is as of March 31, 2008. The indicated period of service as a director includes service as a director of Enfield Federal or Valley Bank for current directors of New England Bancshares.

The following directors of New England Bancshares have terms ending in 2009:

Lucien P. Bolduc is a certified public accountant with the accounting firm of Mercik, Kuczarski & Bolduc, LLC located in Enfield, Connecticut. Age 48. Director of New England Bancshares and Enfield Federal since 2002.

Edmund D. Donovan serves as Executive Vice President of Nickson Industries, Inc., a Plainville, Connecticut manufacturer of automotive exhaust hardware and has been in its employ since 1977. He is also involved in real estate development in Southington, Connecticut. Age 63. Director of New England Bancshares since 2007 and Valley Bank since 1998.

Myron J. Marek is a retired retail jeweler. Age 75. Director of New England Bancshares since 2002 and Enfield Federal since 1987.

The following directors of New England Bancshares have terms ending in 2010:

David J. O’Connor has been the President and Chief Executive Officer of Enfield Federal since 1999 and Chief Executive Officer of New England Bancshares since 2002. Mr. O’Connor has over 38 years of banking experience in New England. Before joining Enfield Federal, he was the Executive Vice President, Treasurer and Chief Financial Officer of The Berlin City Bank, a community bank in New Hampshire. Age 61. Director of New England Bancshares since 2002 and Enfield Federal since 1999.

Richard K. Stevens is owner and President of Leete-Stevens, Inc., a funeral home located in Enfield, Connecticut. Age 61. Director of New England Bancshares since 2002 and Enfield Federal since 1995.

Richard M. Tatoian is a self-employed attorney practicing in Enfield, Connecticut. Age 61. Director of New England Bancshares since 2002 and Enfield Federal since 1995.

David J. Preleski is a principal in the law firm of Vitrano, Preleski & Wynne, LLC where he has been employed since 1996. Attorney Preleski’s previous experience includes a twenty year career in banking with Bristol Savings Bank, First Federal Bank and Webster Financial Corporation. He is a former President and Corporator of Bristol Savings Bank and has experience as a legal liaison with bank regulatory agencies. He is a Director of the New England Carousel Museum and a Past President of the Board of Directors of the Family Center. Age 51. Director of New England Bancshares since 2008 and of Valley Bank since 1998.

The following directors of New England Bancshares have terms ending in 2011:

Peter T. Dow was the President of Dow Mechanical Corporation, a manufacturer of quality control inspection equipment, located in Enfield, Connecticut, until 2005. Mr. Dow has been a consultant with Dow Gage LLC, which provides consulting advice to manufacturing companies, since December 2005. Mr. Dow was appointed Chairman of the Board of Directors of New England Bancshares and Enfield Federal in April 2004. Age 68. Director of Enfield Federal since 1982.

William C. Leary is a retired judge for the Probate Court of Windsor Locks since 1971 and a retired partner with the firm of O’Malley, Deneen, Leary, Messina and Oswecki. Mr. Leary served as the Chairman of the Board of Windsor Locks Community Bank, FSL from March 2002 until its acquisition by Enfield Federal in December 2003. Age 69. Director of New England Bancshares and Enfield Federal since 2003.

Dorothy K. McCarty is a retired town clerk of Suffield, Connecticut. Age 77. Director of New England Bancshares since 2002 and Enfield Federal since 1990.

Thomas O. Barnes is the Chairman of the Board of Barnes Group, Inc. where he has been employed since 1993. Barnes Group, Inc. is a public company involved in various manufacturing and distribution enterprises. Mr. Barnes is currently Chairman of the Board of the Connecticut Children’s Medical Center and has served on many other boards of charitable organizations. Age 59. Director of New England Bancshares since 2007 and Valley Bank since 1998.

Proposed appointee to New England Bancshares’ Board of Directors for a term ending in 2009:

Kathryn C. Reinhard has been employed by the Southington Board of Education as a substitute teacher and tutor since 1997. She has served on the board of directors of Apple Valley Bank since 1999. Age 56. It is expected that Ms. Reinhard will be appointed to the New England Bancshares board of directors to serve in the class of directors serving until the annual meeting of shareholders in 2009.

Directors’ Compensation

The following table sets forth the compensation received by non-employee directors for their service on our boards of directors of New England Bancshares and its subsidiaries during its fiscal year ended March 31, 2008.

Director	Fees Earned or Paid In Cash	Stock Awards(1)	Option Awards(2)	All Other Compensation(3)	Total
Thomas O. Barnes	$2,667	$—	$—	$—	$2,667
Lucien P. Bolduc	10,880	15,134	11,157	61	37,232
Edmund D. Donovan	2,667	—	—	—	2,667
Peter T. Dow	14,225	15,134	11,157	3,935	44,451
William C. Leary	12,875	8,641	4,433	61	26,010
Myron J. Marek	10,400	15,134	11,157	2,333	39,024
Dorothy K. McCarty	10,550	15,134	11,157	2,333	39,174
James J. Pryor(4)	9,067	—	—	—	9,067
Richard K. Stevens	10,800	15,134	11,157	2,360	39,451
Richard M. Tatoian	11,000	15,134	11,157	2,360	39,651

(1)

Reflects the dollar amount recognized for financial statement reporting purposes in New England Bancshares’ fiscal 2008 in accordance with Statement of Financial Accounting Standard 123(R) (“SFAS 123(R)”). At March 31, 2008, the aggregate number of unvested restricted stock award shares held in trust was 2,692 for each of Ms. McCarty and Messrs. Bolduc, Dow, Marek, Stevens, Tatoian and Leary.

(2)

Reflects the dollar amount recognized for financial statement reporting purposes in fiscal 2008 in accordance with FAS 123(R). The aggregate outstanding stock options at March 31, 2008 was 19,852 for each of Ms. McCarty and Messrs. Bolduc, Marek, Stevens, Tatoian, and Dow, and 5,354 for Mr. Leary.

(3)

Reflects the dollar value of dividends paid on stock awards. Also includes $3,874, $2,333, $2,333, $2,360 and $2,360 for Messrs. Dow and Marek, Ms. McCarty and Messrs. Stevens and Tatoian, which represents the amount paid and/or accrued in connection with the Enfield Federal Savings and Loan Association Director Fee Continuation Plan. See “—Directors’ Retirement Plan.”

(4)	Mr. Pryor retired from the Board of Directors immediately following the 2008 Annual Meeting.

Cash Retainer and Meeting Fees for Non-Employee Directors. The following table sets forth the applicable retainers and fees that are paid to our non-employee directors for their service on our Boards of Directors of New England Bancshares, Enfield Federal and Valley Bank during fiscal 2009.

Annual Retainer for New England Bancshares Board Service	$4,000

Annual Retainer for Enfield Federal Board Service	$4,000

Annual Retainer for Valley Bank Board Service	$3,000

Fee for Attendance at Enfield Federal Board Meetings	$400 ($450 for Chairman)

Fee for Attendance at Valley Bank Board Meetings	$250 ($300 for Chairman)

Fee for Attendance at Enfield Federal Committee Meetings (except Executive Committee)	$400 ($450 for Committee Chairman)

Fee for Attendance at Valley Bank Committee Meetings	$150 ($200 for Committee Chairman)

Fee for Attendance at Enfield Federal Executive Committee Meeting	$225 ($275 for Committee Chairman)

Directors’ Retirement Plan. Enfield Federal established the Enfield Federal Savings and Loan Association Director Fee Continuation Plan to provide the directors serving on the board as of the date of the plan’s implementation with a retirement income supplement. The plan has five participants. Under the plan, participants are entitled to an annual benefit, as of their retirement date, of $1,000 for each full year of service as a director from June 1, 1995, plus $250 for each full year of service as a director before June 1, 1995. The maximum benefit under the plan is $6,000 per year, payable in ten annual installments. For purposes of the plan, “retirement date” is defined as the June 1st following a director’s 70th birthday. Upon an eligible retired director’s death, but before the ten payments have been made, Enfield Federal must pay the director’s beneficiary the remaining payments. If an active eligible non-employee director dies before his or her retirement date, Enfield Federal must pay the director’s designated beneficiary a benefit equal to the discounted value of the ten annual installments the director would have been entitled to had he or she lived to his or her retirement date. The benefit is payable, at Enfield Federal’s discretion, in a lump sum or in ten annual installments. Enfield Federal has acquired life insurance policies for each of the eligible non-employee directors as an informal source of funding for its obligations under the plan.

Executive Officers Who are not Directors

The executive officers of New England Bancshares will not change as a result of the merger. Information regarding the executive officers of New England Bancshares who are not also directors is provided below. The age indicated for each individual is as of March 31, 2008.

John F. Parda joined Enfield Federal in 1999 as Vice President and Senior Loan Officer. He was named Senior Vice President and Senior Loan Officer in 2001. Mr. Parda has over 30 years of diversified banking experience with Connecticut financial institutions. Before joining Enfield Federal, he was a Vice President and Commercial Loan Officer with the former First International Bank, now a subsidiary of UPS Capital, a lender specializing in government guaranteed loans. Age 59.

Scott D. Nogles joined New England Bancshares and Enfield Federal in 2004 as Senior Vice President and Chief Financial Officer. Before joining Enfield Federal, he was Vice President and Chief Financial Officer of Luzerne National Bank in Luzerne, Pennsylvania from 2003 to 2004. For the three years prior to 2003, Mr. Nogles worked in senior accounting positions for Asian Bank, Silicon Power Corporation and ThinAir Apps, a software development company. Mr. Nogles has an MBA from the University of Connecticut. Age 38.

Executive Compensation

Summary Compensation Table

The following table provides information concerning total compensation earned or paid to the chief executive officer and the two other most highly compensated executive officers of New England Bancshares who served in such capacities at March 31, 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(2)	Option Awards ($)(3)(4)	All Other Compensation ($)(5)	Total ($)
David J. O’Connor Chief Executive Officer	2008	$250,000	$60,000	$88,311	$79,867	$71,555	$549,733
	2007	231,000	55,000	72,728	68,608	85,878	512,393

John F. Parda Executive Vice President and Chief Loan Officer	2008	113,000	13,000	26,102	19,002	38,406	209,510
	2007	105,000	12,000	22,634	10,589	46,364	196,360

Scott D. Nogles Executive Vice President and Chief Financial Officer	2008	120,000	20,000	12,840	12,982	34,040	199,862
	2007	110,000	18,000	7,486	7,401	40,072	182,959

(1)

Reflects the dollar amount recognized for financial statement reporting purposes in accordance with SFAS 123(R). Amounts represent the vesting of 10,693, 3,368 and 1,000 shares of restricted stock in fiscal 2008 for Messrs. O’Connor, Parda and Nogles, respectively, multiplied by the closing stock price of each award on the date of grant. The weighted average stock price for each award is $8.76, $8.31 and $12.84 for Messrs. O’Connor, Parda and Nogles, respectively. When shares become vested and are distributed from the trust in which they are held, the recipient will also receive an amount equal to accumulated cash and stock dividends (if any) paid with respect thereon, plus earnings thereon.

(2)

Reflects the dollar amount recognized for financial statement reporting purposes in accordance with SFAS 123(R). Amounts represent the vesting of 9,057, 2,951 and 583 shares of restricted stock in fiscal 2007 for Messrs. O’Connor, Parda and Nogles, respectively, multiplied by the closing stock price of each award on the date of grant. The weighted average stock price for each award is $8.03, $7.67 and $12.84 for Messrs. O’Connor, Parda and Nogles, respectively. When shares become vested and are distributed from the trust in which they are held, the recipient will also receive an amount equal to accumulated cash and stock dividends (if any) paid with respect thereon, plus earnings thereon.

(3)

Reflects the dollar amount recognized for financial statement reporting purposes in accordance with SFAS 123(R). Amounts represent the vesting of 26,733, 4,642 and 3,221 stock options in fiscal 2008 for Messrs. O’Connor, Parda and Nogles, respectively, multiplied by the fair value of each option using the Black-Scholes option pricing model. The weighted average fair value of each stock option is $3.20, $4.09 and $4.03 for Messrs. O’Connor, Parda and Nogles, respectively.

(4)

Reflects the dollar amount recognized for financial statement reporting purposes in accordance with SFAS 123(R). Amounts represent the vesting of 22,643, 3,309 and 1,888 stock options in fiscal 2007 for Messrs. O’Connor, Parda and Nogles, respectively, multiplied by the fair value of each option using the Black-Scholes option pricing model. The weighted average fair value of each stock option is $3.03, $3.20 and $3.92 for Messrs. O’Connor, Parda and Nogles, respectively.

(5)	Details of the amounts reported in the “All Other Compensation” column for 2008 and 2007 are provided in the tables that follow:

Item: 2008 All Other Compensation	Mr. O’Connor	Mr. Parda	Mr. Nogles
Employer contribution to 401(k) plan	$6,758	$3,300	$3,600
Market value of allocations under the employee stock ownership plan	32,933	18,003	19,829
Value of insurance premiums under endorsement method split-dollar life insurance arrangement	5,956	—	—
Value of life insurance policy	869	551	574
Dividends paid on stock awards	358	91	91
Perquisites(a)	24,681	16,461	9,946
Total	$71,555	$38,406	$34,040

(a)	Perquisites include insurance premiums, club dues, personal use of company car and spousal travel expense for Mr. O’Connor; insurance premiums, car allowance and spousal travel expense for Mr. Parda; and insurance premiums for Mr. Nogles.

Employment Agreements. Enfield Federal and New England Bancshares each maintain an employment agreement with Mr. O’Connor. The employment agreements are intended to ensure that New England Bancshares and Enfield Federal will be able to retain Mr. O’Connor’s services. The continued success of New England Bancshares and Enfield Federal depends to a significant degree on the skills and competence of Mr. O’Connor.

The employment agreements each provide for a three-year term. The Enfield Federal employment agreement is renewable on an annual basis following a review of Mr. O’Connor’s performance by the Board of Directors. The New England Bancshares employment agreement renews daily. The employment agreements provide that Mr. O’Connor’s base salary will be reviewed at least annually. Mr. O’Connor’s current base salary is $300,000.

In addition to the base salary, Mr. O’Connor’s employment agreements provide for, among other things, participation in stock benefit plans and other fringe benefits applicable to executive personnel. Under the terms of both of the employment agreements, Mr. O’Connor will be entitled to receive a severance benefit if he is terminated by Enfield Federal or New England Bancshares without cause or he voluntarily terminates for reasons constituting “good reason” under the agreements. The severance benefit he would be entitled to is a single cash lump payment equal to the base salary payments due to him for the remaining term of the employment agreement and the contributions that would have been made on his behalf to any employee benefit plans of New England Bancshares and Enfield Federal during the remaining term of the employment agreements. In addition, New England Bancshares or Enfield Federal would be required to continue to provide Mr. O’Connor with continued life insurance and non-taxable medical and dental coverage for the remaining term of the employment agreements, provided, however if Mr. O’Connor is no longer eligible to receive such coverage, New England Bancshares or Enfield Federal will pay Mr. O’Connor the cash equivalent of such coverage within 10 days following his termination.

The employment agreements also provide for a severance benefit if Mr. O’Connor’s employment is voluntarily terminated for “good reason” or involuntarily terminated without cause within two years following a change in control of New England Bancshares or Enfield Federal. The severance payment would be a lump sum payment equal to three times the average of Mr. O’Connor’s five preceding taxable years’ annual compensation. In addition, Mr. O’Connor would be entitled to receive a lump sum payment equal to the contributions that would have been made on his behalf to any employee benefit plans of New England Bancshares and Enfield Federal for a 36-month period following his date of termination. Finally, New England Bancshares or Enfield Federal would be required to continue to provide Mr. O’Connor with continued life insurance and non-taxable medical and dental coverage for a 36-month period following his date of termination, provided, however if Mr. O’Connor is no longer eligible to receive such coverage, New England Bancshares or Enfield Federal will pay Mr. O’Connor the value of such coverage within 10 days following his termination.

Mr. O’Connor would also be entitled to receive an additional tax indemnification payment under the New England Bancshares employment agreement if payments under the agreements or any other payments triggered liability under the Internal Revenue Code as an excise tax constituting “excess parachute payments.” Under applicable law, the excise tax is triggered by change in control-related payments that equal or exceed three times the executive’s average annual compensation over the five years preceding the change in control. The excise tax equals 20% of the amount of the payment in excess of one times the executive’s average compensation over the preceding five-year period.

Payments to Mr. O’Connor under the Enfield Federal employment agreement are guaranteed by New England Bancshares if payments or benefits are not paid by Enfield Federal. Payment under the New England Bancshares employment agreement will be made by New England Bancshares. Even though both the Enfield Federal and the New England Bancshares employment agreements provide for a severance payment, Mr. O’Connor would only be entitled to receive a severance payment under one agreement. The employment agreements also provide that Enfield Federal and New England Bancshares will indemnify Mr. O’Connor to the fullest extent legally allowable.

The employment agreements restrict Mr. O’Connor from competing against New England Bancshares or Enfield Federal for a period of one year from the date of termination of the agreement if Mr. O’Connor is terminated without cause, except if such termination occurs after a change in control.

Change in Control Agreements. Enfield Federal currently maintains a two-year change in control agreement with each of Messrs. Parda and Nogles. Each year, the Board of Directors may extend the term of each agreement for an additional one-year period. Each agreement provides that if the executive’s employment is involuntarily terminated without cause or voluntarily terminated for Good Reason within two years following a change in control of the New England Bancshares or Enfield Federal, the executive would be entitled to receive a lump sum severance payment equal to 2.99 times his “base amount,” as defined under the Internal Revenue Code, which will be paid within 10 days following the executive’s date of termination. In addition, Enfield Federal would be required to continue to provide the executive with continued life insurance and non-taxable medical and dental coverage for a 24-month period following his date of termination, provided, however if the executive is no longer eligible to receive such coverage, Enfield Federal will pay the executive the value of such coverage within 10 days following his date of termination.

Payments to the executive under each agreement will be paid by New England Bancshares if payments (or other benefits) are not paid by Enfield Federal. In the event payments made to the executive include an “excess parachute payment” as defined in Section 280G of the Internal Revenue Code, such payments will be cutback by the minimum dollar amount necessary to avoid this result.

Supplemental Executive Retirement Plans. Enfield Federal maintains the Executive Supplemental Retirement Plan, as amended and restated, to provide Mr. O’Connor with, upon his attainment of age 65, an annual retirement benefit of $172,796 payable in equal monthly installments over a period equal to the later of: (1) 20 years following Mr. O’Connor’s retirement or termination of employment for reason other than cause; or (2) Mr. O’Connor’s lifetime (the “SERP Benefit”). If Mr. O’Connor voluntarily terminates his employment with Enfield Federal, Mr. O’Connor will be entitled to receive the balance of his accrued SERP Benefit as of the date of his termination, which will commence upon his attainment of age 65 and will be payable in equal monthly installments over a period equal to the later of: (1) 20 years; or (2) Mr. O’Connor’s lifetime. If Mr. O’Connor is discharged from Enfield Federal for reasons other than cause, he will be entitled to the full SERP Benefit. If Mr. O’Connor dies before the completion of benefit payments under the plan, his beneficiary will receive the remaining installments due from the plan. If a change in control occurs (as defined in the plan), followed by Mr. O’Connor’s voluntary or involuntary termination of employment with Enfield Federal, Mr. O’Connor will receive a lump sum payment equal to the actuarial equivalent of the full SERP Benefit. The lump sum payment will be made within 30 days following Mr. O’Connor’s termination of employment in connection with a change in control.

Enfield Federal has established a rabbi trust to hold the insurance policies purchased to satisfy the obligations of Enfield Federal with respect to the Executive Supplemental Retirement Plan. Until the plan benefits are paid to Mr. O’Connor, creditors may make claims against the trust’s assets if Enfield Federal becomes insolvent. As of March 31, 2008, Enfield Federal had accrued $1.0 million for its liabilities under this plan.

In addition to the Executive Supplemental Retirement Plan, Enfield Federal maintains the Enfield Federal Savings and Loan Association Supplemental Executive Retirement Plan. This plan provides restorative payments to designated executives who are prevented from receiving the full benefits under the ESOP or the full matching contribution under the 401(k) Plan due to the legal limitations imposed on tax-qualified plans. The Board of Directors of Enfield Federal has designated Mr. O’Connor to participate in the plan. In addition to providing for benefits lost under the ESOP and the 401(k) Plan, the supplemental executive retirement plan also provides supplemental benefits to participants upon a change in control (as defined in the plan) before the complete scheduled repayment of the ESOP loan. Generally, upon such an event, the supplemental executive retirement plan will provide the participant with a benefit equal to what the participant would have received under the ESOP had he or she remained employed throughout the term of the ESOP loan, less the benefits actually provided. The participants’ benefit under the plan will commence within 90 days following the first to occur: (i) the participants’ termination of employment; (ii) the participants’ disability; (iii) the participants’ death; or (iv) a change in control of Enfield Federal Savings or New England Bancshares.

Split-Dollar Life Insurance. Enfield Federal maintains a split-dollar life insurance arrangement to provide Mr. O’Connor with a death benefit. Under the terms of the arrangement, title and ownership of the life insurance policy resides with Enfield Federal, and Enfield Federal pays all of the insurance premiums. Upon Mr. O’Connor’s death, his beneficiaries will be entitled to 25% of the total proceeds, less the cash value of the policy. Enfield Federal will be entitled to the remaining life insurance proceeds. Enfield Federal will be entitled at all times to the cash surrender value of the life insurance policy.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning unexercised options and stock awards that have not vested as of March 31, 2008 for each named executive officer. The number of options reflect the exchange of an option to purchase one share of former New England Bancshares common stock for an option to purchase 2.3683 shares of current New England Bancshares common stock on December 28, 2005 in connection with New England Bancshares’s second-step conversion. A corresponding adjustment was also made to each option’s exercise price. In addition, restricted stock award numbers reflect the exchange of 2.3683 shares of restricted stock for each share of restricted stock granted prior to the second-step conversion.

			Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
David J. O’Connor	9,817		39,268	(2)	$12.84	9/11/16	15,707	(2)	$176,704
	84,581	(3)	—		6.40	2/11/13	—		—
John F. Parda	—		5,000	(4)	13.29	4/9/17	4,000	(2)	$45,000
	800	(2)	3,200	(2)	12.84	9/11/16	—		—
	3,789	(2)	948	(5)	8.17	5/10/14	—		—
	9,473	(3)	—		6.40	2/11/13	—		—
Scott D. Nogles	—		5,000	(4)	13.29	4/9/17	4,000	(2)	$45,000
	800	(2)	3,200	(2)	12.84	9/11/16	—		—
	5,683	(5)	1,421	(5)	8.17	5/10/14	—		—

(1)	The market value of unvested restricted stock is based upon the closing price of New England Bancshares’s common stock on March 31, 2008, of $11.25 per share.

(2)	Granted pursuant to the New England Bancshares, Inc. 2006 Equity Incentive Plan and vest in five equal annual installments commencing on September 11, 2007.

(3)	Granted pursuant to the New England Bancshares, Inc. 2003 Stock-Based Incentive Plan and vest in five equal annual installments commencing on February 11, 2004.

(4)	Granted pursuant to the New England Bancshares, Inc. 2006 Equity Incentive Plan and vest in five equal annual installments commencing on April 9, 2008.

(5)	Granted pursuant to the New England Bancshares, Inc. 2003 Stock-Based Incentive Plan and vest in five equal annual installments commencing on May 10, 2005.

Transactions with Management

The Sarbanes-Oxley Act of 2002 generally prohibits loans by New England Bancshares to its executive officers and directors. However, the Sarbanes-Oxley Act contains an exception from such prohibition for loans made by Enfield Federal to its executive officers and directors in compliance with the federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors must generally be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, unless the loan or extension of credit is made under a benefit program generally available to all other employees and does not give preference to any insider over any other employee, and must not involve more than the normal risk of repayment or present other unfavorable features. Enfield Federal currently makes new loans and extensions of credit to Enfield Federal’s executive officers, directors and employees at different rates than those to the general public; however, Enfield Federal does not give preference to any director or officer over any other employee, and such loans do not involve more than the normal risk of repayment or present other unfavorable features. In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, are in excess of the greater of $25,000 or 5% of Enfield Federal’s capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of the board of directors.

INFORMATION ABOUT NEW ENGLAND BANCSHARES AND VALLEY BANK

General

New England Bancshares, Inc. New England Bancshares is a Maryland corporation that was organized in 2005. In December 2005, New England Bancshares, Inc. became the holding company parent of Enfield Federal following the completion of the “second-step” mutual-to-stock conversion of Enfield Mutual Holding Company. Reference is made to “New England Bancshares” for periods both before and after the second-step conversion. The principal asset of New England Bancshares is its investments in Enfield Federal and Valley Bank. In the second-step conversion, New England Bancshares sold 3,075,855 shares resulting in net proceeds of $27.2 million, of which $12.2 million was retained as capital by New England Bancshares and $15.0 million was infused as capital into Enfield Federal. Shareholders of New England Bancshares immediately prior to the completion of the second-step conversion received 2.3683 shares for each share of common stock they held in New England Bancshares, resulting in an additional 1,311,863 shares being issued.

The second-step conversion was accounted for as a change in corporate form with no subsequent change in the historical carrying amounts of New England Bancshares’ assets and liabilities. Consolidated shareholders’ equity increased by the net cash proceeds from the offering. All references in the consolidated financial statements and notes thereto to share data (including the number of shares and per share amounts) have been adjusted to reflect the additional shares outstanding as a result of the offering and the share exchange.

On July 12, 2007 New England Bancshares acquired First Valley Bancorp, Inc., Bristol, Connecticut. First Valley Bancorp was the holding company for Valley Bank, Bristol, Connecticut. Under the terms of the transaction, shareholders of First Valley Bancorp received 0.8907 shares of New England Bancshares common stock and $9.00 in cash for each share of First Valley Bancorp common stock for a total of 1,068,625 shares and $10.8 million. In addition, New England Bancshares incurred cash payments for transaction expenses, payout of stock options and employee expenses totaling $1.6 million, creating $13.6 million of goodwill.

Enfield Federal Savings and Loan Association. Enfield Federal, incorporated in 1916, is a federally chartered savings association headquartered in Enfield, Connecticut. Enfield Federal’s deposits are insured by the FDIC. Enfield Federal is engaged principally in the business of attracting deposits from the general public and investing those deposits primarily in residential and commercial real estate loans, and to a lesser extent, in consumer, construction, commercial and small business loans. In June 2002, Enfield Federal reorganized from the mutual form of organization to the mutual holding company structure. In December 2003, Enfield Federal acquired Windsor Locks Community Bank, FSL. At March 31, 2008, Enfield Federal operated from eight locations in Connecticut and had total assets of $288.9 million and total deposits of $189.2 million.

Valley Bank. Valley Bank, incorporated in 1999, is a state chartered commercial bank headquartered in Bristol, Connecticut. Valley Bank’s deposits are insured by the FDIC. Valley Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits primarily in commercial real estate loans, and commercial and small business loans. At March 31, 2008, Valley Bank operated from four locations in Connecticut and had total assets of $231.6 million and total deposits of $181.1 million.

Merger of Valley Bank and Enfield Federal. Prior to the consummation of the merger of Apple Valley Bank with Valley Bank, New England Bancshares expects to merge Enfield Federal with and into Valley Bank, with Valley Bank, renamed “New England Bank,” as the surviving bank.

New England Bancshares’ Website and Availability of Securities and Exchange Commission Filings

New England Bancshares’ internet website is www.enfieldfederal.com. New England Bancshares makes available free of charge on or through its website its annual reports on Forms 10-K, quarterly reports on Forms 10-Q, current reports on Forms 8-K and any amendments to these reports filed or furnished pursuant to the Securities and Exchange act of 1934, as soon as reasonably practicable after New England Bancshares electronically files such material with, or furnishes it to, the Securities and Exchange Commission.

Market Area

Enfield Federal conducts its operations through its main office and one other branch office in Enfield and the branch offices in Broad Brook, East Windsor, Manchester, Ellington, Suffield and Windsor Locks, Connecticut. Deposits are gathered from, and lending activities are concentrated primarily in, the towns and the communities contiguous to its branch offices.

Valley Bank conducts its operations through its main office and one other branch office in Bristol and branch offices in Terryville and Southington, Connecticut. Deposits are gathered from, and lending activities are concentrated primarily in the towns of, and the communities contiguous to, its branch offices.

According to published statistics, Hartford County’s 2007 population was approximately 876,824 and consisted of approximately 363,706 housing units. The population increased approximately 2.3% from 2000. Median household income in 2007 for Hartford County was approximately $61,000, which was less than the Connecticut average of approximately $66,000.

Competition

New England Bancshares faces intense competition both in making loans and attracting deposits. As of June 30, 2008, the most recent date for which data is available from the FDIC, New England Bancshares held approximately 1.3% of the deposits in Hartford County, which was the 11th largest share of deposits out of 29 financial institutions in the county. North-central Connecticut has a high concentration of financial institutions and financial services providers, many of which are branches of large money centers, super-regional and regional banks which have resulted from the consolidation of the banking industry in New England. Many of these competitors have greater resources than New England Bancshares does and may offer products and services that it does not provide.

New England Bancshares’ competition for loans comes from commercial banks, savings institutions, mortgage banking firms, credit unions, finance companies, insurance companies and brokerage and investment banking firms. New England Bancshares’ most direct competition for deposits has historically come from commercial banks, savings banks, savings and loan associations, credit unions and mutual funds. New England Bancshares faces additional competition for deposits from short-term money market funds and other corporate and government securities funds and from brokerage firms and insurance companies.

New England Bancshares expects competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered the barriers to market entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit New England Bancshares’ future growth.

Lending Activities

General. The largest segments of New England Bancshares’ loan portfolio are residential real estate loans and commercial real estate loans. The other significant segments of New England Bancshares’ loan portfolio are construction loans, consumer loans and commercial loans. New England Bancshares originates loans for investment purposes.

Residential Loans. At March 31, 2008, residential loans, excluding home equity loans and lines of credit, totaled $126.4 million or 33.6% of total loans. At March 31, 2008, 84.2% of New England Bancshares’ residential loans were fixed-rate and 15.8% were adjustable-rate.

New England Bancshares originates fixed-rate fully amortizing loans with maturities ranging between 10 and 30 years. Management establishes the loan interest rates based on market conditions. New England Bancshares offers mortgage loans that conform to Fannie Mae and Freddie Mac guidelines, as well as jumbo loans, which presently are loans in amounts over $417,000.

New England Bancshares also currently offers adjustable-rate mortgage loans, with an interest rate based on the one-year Constant Maturity Treasury Bill index, which adjust annually from the outset of the loan or which adjust annually after a three-, five- or ten-year initial fixed period and with terms of up to 30 years, with the majority of adjustable rate loans adjusting after a five-year period. Interest rate adjustments on such loans are generally limited to no more than 2% during any adjustment period and 6% over the life of the loan.

New England Bancshares underwrites fixed-rate and variable-rate one- to four-family residential mortgage loans with loan-to-value ratios of up to 100% and 95%, respectively, provided that a borrower obtains private mortgage insurance on loans that exceed 80% of the appraised value or sales price, whichever is less, of the secured property. New England Bancshares also requires that fire, casualty, title, hazard insurance and, if appropriate, flood insurance be maintained on all properties securing real estate loans made by it. An independent licensed appraiser generally appraises all properties.

Enfield Federal offers its full-time employees who satisfy certain criteria and our general underwriting standards fixed- and adjustable-rate residential mortgage loans with reduced interest rates that are currently 50 basis points below the rates offered to its other customers. The employee mortgage rate normally ceases upon termination of employment. Upon termination of the employee mortgage rate, the interest rate reverts to the contract rate in effect at the time that the loan was extended. All other terms and conditions contained in the original mortgage and note continue to remain in effect. Currently Valley Bank does not offer this type of program. As of March 31, 2008, Enfield Federal had $3.5 million of employee mortgage rate loans, or 0.94% of net loans.

Home Equity Loans and Lines of Credit. New England Bancshares offers home equity loans and home equity lines of credit, both of which are secured by owner-occupied one- to four-family residences. At March 31, 2008, home equity loans and equity lines of credit totaled $31.9 million, or 8.5% of total loans. Additionally, at March 31, 2008, the unadvanced amounts of home equity lines of credit totaled $8.1 million. Home equity loans are offered with fixed rates of interest and with terms up to 15 years. Home equity lines of credit are offered with adjustable rates of interest that are indexed to the prime rate as reported in The Wall Street Journal. Interest rate adjustments on home equity lines of credit are limited to a maximum of 18% or 6% above the initial interest rate, whichever is lower.

The procedures for underwriting home equity loans and lines of credit include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loans. New England Bancshares will offer home equity loans with maximum combined loan-to-value ratios of 90%, provided that loans in excess of 80% will be charged a higher rate of interest. A home equity line of credit may be drawn down by the borrower for an initial period of 10 years from the date of the loan agreement. During this period, the borrower has the option of paying, on a monthly basis, either principal and interest or only interest. If not renewed, Enfield Federal requires the borrower to pay back the amount outstanding under the line of credit over a term not to exceed 10 years, beginning at the end of the 10-year period. After the initial 10-year period, Valley Bank requires the borrower to pay back the amount outstanding in full.

Commercial Real Estate Loans. New England Bancshares originates commercial real estate loans that are generally secured by properties used for business purposes such as small office buildings, industrial facilities or retail facilities primarily located in its primary market area. At March 31, 2008, commercial real estate loans totaled $138.5 million, or 36.8% of total loans. New England Bancshares’ commercial real estate loans are generally made with terms of up to 25 years. These loans are offered with interest rates that are fixed or adjust periodically and are generally indexed to the prime rate as reported in The Wall Street Journal plus a margin of 100 basis points or the five-year Federal Home Loan Bank (the “FHLB”) Classic Advance Rate plus a margin of 225 to 325 basis points. At March 31, 2008, the largest commercial real estate loan was a $3.8 million loan, which was secured by three car wash locations. This loan was performing according to its terms at March 31, 2008. New England Bancshares generally does not make these loans with loan-to-value ratios exceeding 80%.

Construction Loans. New England Bancshares originates construction loans to individuals for the construction and acquisition of personal residences. At March 31, 2008, residential construction loans amounted to $4.3 million, or 1.1% of total loans. At March 31, 2008, the unadvanced portion of these construction loans totaled $1.2 million. New England Bancshares’ residential mortgage construction loans generally provide for the payment of interest only during the construction phase, which is usually 12 months. At the end of the construction phase, the loan converts to a permanent mortgage loan. Loans generally can be made with a maximum loan-to-value ratio of 90% of the appraised value or cost of the project, whichever is less. At March 31, 2008, the largest residential construction loan commitment was for $1.1 million, all of which was disbursed. The loan was performing according to its terms at March 31, 2008.

New England Bancshares makes construction loans for commercial and residential development projects. The projects include subdivision, multi-family, apartment, small industrial, retail and office buildings. These loans generally have an interest-only phase during construction, which is usually 12 months, and then convert to permanent financing. Disbursements of funds are at the sole discretion of Enfield Federal and Valley Bank and are based on the progress of construction. At March 31, 2008, commercial construction loans totaled $16.8 million, or 4.5% of total loans. At March 31, 2008, the unadvanced portion of these construction loans totaled $8.0 million. Loans generally can be made with a maximum loan-to-value ratio of 75% of the appraised value or cost of the project, whichever is less. At March 31, 2008, the largest commercial loan commitment was for $3.0 million, $2.4 million of which was disbursed. The loan was performing according to its terms at March 31, 2008.

Commercial Loans. At March 31, 2008, New England Bancshares had $52.0 million in commercial loans, which amounted to 13.8% of total loans. In addition, at such date, New England Bancshares had $19.5 million of unadvanced commercial lines of credit. New England Bancshares makes commercial business loans primarily in its market area to a variety of professionals, sole proprietorships and small businesses. Commercial lending products include term loans, revolving lines of credit and Small Business Administration guaranteed loans. Commercial loans and lines of credit are made with either variable or fixed rates of interest. Variable rates are based on the prime rate as published in The Wall Street Journal, plus a margin. Fixed-rate business loans are generally indexed to the two-, five- or ten-year FHLB Amortizing Advance Rate, as corresponds to the term of the loan, plus a margin. New England Bancshares generally does not make unsecured commercial loans.

When making commercial loans, New England Bancshares considers the financial statements of the borrower, its lending history with the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the value of the collateral, primarily accounts receivable, inventory and equipment, and are supported by personal guarantees. Depending on the collateral used to secure the loans, commercial loans are made in amounts of up to 80% of the value of the collateral securing the loan. At March 31, 2008, our largest commercial loan was a $2.9 million loan secured by all business assets. This loan was performing according to its original terms at March 31, 2008.

Consumer Loans. New England Bancshares offers fixed rate loans secured by mobile homes. These loans have terms up to 25 years and loan to values up to 90% of the home’s value and require that the borrower obtain hazard insurance. At March 31, 2008, mobile home loans totaled $3.1 million or 0.8% of total loans and 50.0% of consumer loans. New England Bancshares also offers fixed-rate automobile loans for new or used vehicles with terms of up to 66 months and loan-to-value ratios of up to 90% of the lesser of the purchase price or the retail value shown in the NADA Car Guide. At March 31, 2008, automobile loans totaled $1.9 or 0.5% of total loans and 29.5% of consumer loans. For the fiscal year ended March 31, 2008, New England Bancshares originated $1.8 million of mobile home loans.

Other consumer loans at March 31, 2008 amounted to $1.3 million, or 0.3% of total loans and 20.5% of consumer loans. These loans include secured and unsecured personal loans. Personal loans generally have a fixed-rate, a maximum borrowing limitation of $10,000 and a maximum term of four years. Collateral loans are generally secured by a passbook account or a certificate of deposit.

Loan Underwriting Risks. While New England Bancshares anticipates that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make New England Bancshares’ asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Loans secured by multi-family and commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in multi-family and commercial real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, New England Bancshares requires borrowers and loan guarantors, if any, to provide annual financial statements on multi-family and commercial real estate loans. In reaching a decision on whether to make a multi-family and commercial real estate loan, New England Bancshares considers the net operating income of the property, the borrower’s expertise, credit history, and profitability and the value of the underlying property. In addition, with respect to commercial real estate rental properties, New England Bancshares will also consider the term of the lease and the quality of the tenants. New England Bancshares generally requires that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.20x. Independent appraisals and environmental surveys are generally required for commercial real estate loans of $250,000 or more.

Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, New England Bancshares may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, New England Bancshares may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment. If New England Bancshares is forced to foreclose on a building before or at completion due to a default, there can be no assurance that it will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections depend on the borrower’s continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Loan Originations, Purchases and Sales. New England Bancshares’ mortgage lending activities are conducted by its salaried loan representatives. New England Bancshares underwrites all loans that it originates under its loan policies and procedures, which model those of Fannie Mae and Freddie Mac. New England Bancshares originates both adjustable-rate and fixed-rate mortgage loans. New England Bancshares’ ability to originate fixed- or adjustable-rate loans is dependent upon the relative customer demand for such loans, which is affected by the current and expected future level of interest rates.

New England Bancshares generally retains all of the loans that it originates for its portfolio; however, New England Bancshares will sell participation interests to local financial institutions, primarily on the portion of loans that exceed its borrowing limits. The sales occur at time of origination; therefore no loans have been classified as held-for-sale. New England Bancshares sold $2.6 million of these loans in fiscal 2008 and $1.6 million in fiscal 2007. In fiscal 2007, New England Bancshares commenced selling long-term, fixed rate residential loans to the FHLB to assist with managing its interest rate risk and increasing its net interest margin. Loans are sold with servicing retained and the loans have recourse to New England Bancshares on a formula basis. New England Bancshares sold $538,000 of these loans in fiscal 2008.

New England Bancshares purchases participation interests from other community-based financial institutions, primarily commercial real estate loans, commercial construction loans, commercial loans and residential loans. Such loans totaled $34.5 and $22.1 million at March 31, 2008 and 2007, respectively. New England Bancshares performs its own underwriting analysis on each of its participation interests before purchasing such loans and therefore believes there is no greater risk of default on these obligations. However, in a purchased participation loan, New England Bancshares does not service the loan and thus is subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings. New England Bancshares is permitted to review all of the documentation relating to any loan in which it participates, including any annual financial statements provided by a borrower. Additionally, New England Bancshares receives periodic updates on the loan from the lead lender. New England Bancshares has not historically purchased any whole loans. However, New England Bancshares would entertain doing so if a loan was presented to it that met its underwriting criteria and fit within its interest rate strategy.

Loan Approval Procedures and Authority. New England Bancshares’ lending policies and loan approval limits are recommended by senior management, reviewed by the Executive Credit Committee of the board of directors and approved by the boards of Enfield Federal and Valley Bank. The Executive Credit Committee consists of 5 independent directors of Enfield Federal or Valley Bank’s board of directors and the Chief Executive Officer and President of New England Bancshares. One of the independent directors serves as the Chairman of the Committee. The Senior Loan Officer of Enfield Federal and Valley Bank also serve as non-voting members of the committee. Each individual’s lending authority limit is based on his or her experience and capability and reviewed annually by the board of directors of Enfield Federal and Valley Bank. Loan approvals consist of at least 2 management signatures with the higher lending authority determining the level of approval. Any extension of credit that exceeds management’s authority requires the approval of Enfield Federal or Valley Bank’s Credit Committee. Enfield Federal and Valley Bank’s Credit Committee can approve extensions of credit in amounts up to $1.5 million. Extensions of credit between $1.5 million and $4.5 million must be approved by the Executive Credit Committee. Any extensions of credit which would exceed $4.5 million for New England Bancshares also require the approval of each subsidiaries’ board of directors. Notwithstanding individual and joint lending authority, board approval is required for any request involving any compromise of indebtedness, such as the forgiveness of unpaid principal, accrued interest, accumulated fees, or acceptance of collateral or other assets in lieu of payment.

Loan Commitments. New England Bancshares issues commitments for fixed-rate and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to New England Bancshares’ customers.

Investment Activities

The Boards of Directors review and approve Enfield Federal’s and Valley Bank’s investment policy annually. The boards of directors are responsible for establishing policies for conducting investment activities, including the establishment of risk limits. The boards of directors review the investment portfolio and review investment transactions on a monthly basis and is responsible for ensuring that the day-to-day management of the investment portfolio is conducted by qualified individuals. The boards have directed the Presidents and Chief Executive Officers to implement the investment policy based on the boards’ established guidelines as reflected in the written investment policy, and other established guidelines, including those set periodically by the Asset/Liability Management Committees. The Presidents and Chief Executive Officers present the Asset/Liability Management Committees with potential investment strategies and investment portfolio performance reports, on a quarterly basis.

The investment portfolio is primarily viewed as a source of liquidity. New England Bancshares’ policy is to invest funds in assets with varying maturities that will result in the best possible yield while maintaining the safety of the principal invested and assists in managing interest rate risk. The investment portfolio management policy is designed to:

1.	enhance profitability by maintaining an acceptable spread over the cost of funds;

2.	absorb funds when loan demand is low and infuse funds into loans when loan demand is high;

3.	provide both the regulatory and the operational liquidity necessary to conduct New England Bancshares’ daily business activities;

4.	provide a degree of low-risk, quality assets to the balance sheet;

5.	provide a medium for the implementation of certain interest rate risk management measures intended to establish and maintain an appropriate balance between the sensitivity to changes in interest rates of: (i) interest income from loans and investments, and (ii) interest expense from deposits and borrowings;

6.	have collateral available for pledging requirements;

7.	generate a favorable return on investments without undue compromise of other objectives; and

8.	evaluate and take advantage of opportunities to generate tax-exempt income when appropriate.

In determining its investment strategies, New England Bancshares considers the interest rate sensitivity, yield, credit risk factors, maturity and amortization schedules, collateral value and other characteristics of the securities to be held. New England Bancshares also considers the secondary market for the sale of assets and the ratings of debt instruments in which it invests and the financial condition of the obligors issuing such instruments.

New England Bancshares has authority to invest in various types of assets, including U.S. Treasury obligations, securities of various federal agencies, mortgage-backed securities, certain certificates of deposit of insured financial institutions, overnight and short-term loans to other banks, corporate debt instruments, and auction market securities. New England Bancshares primarily invests in: U.S. agency obligations; collateralized mortgage obligations and mortgage-backed securities; municipal obligations; and equity investments. With respect to municipal obligations, New England Bancshares’ investment policy provides that all municipal issues must be rated investment grade or higher to qualify for its portfolio. If any such municipal issues in its investment portfolio are subsequently downgraded below the minimum requirements, it is New England Bancshares’ general policy to liquidate the investment.

Deposit Activities and Other Sources of Funds

General. Deposits and loan repayments are the major sources of New England Bancshares’ funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of New England Bancshares’ depositors are residents of the State of Connecticut. Deposits are attracted from within New England Bancshares’ market area through the offering of a broad selection of deposit instruments, including non interest-bearing demand accounts (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), passbook and savings accounts and certificates of deposit. At March 31, 2008, core deposits, which consist of savings, demand, NOW and money market accounts, comprised 45.8% of our deposits. New England Bancshares does not currently utilize brokered funds. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, New England Bancshares considers the rates offered by its competition, its liquidity needs, profitability to it, matching deposit and loan products and customer preferences and concerns. New England Bancshares generally reviews its deposit mix and pricing weekly. New England Bancshares’ current strategy is to offer competitive rates, but not to be the market leader.

In addition to accounts for individuals, New England Bancshares also offers deposit accounts designed for the businesses operating in its market area. New England Bancshares’ business banking deposit products and services include a non-interest-bearing commercial checking account, a NOW account for sole proprietors and a commercial cash management account for larger businesses. New England Bancshares has sought to increase its commercial deposits through the offering of these products, particularly to its commercial borrowers.

Borrowings. New England Bancshares utilizes advances from the FHLB of Boston and securities sold under agreements to repurchase to supplement its supply of investable funds and to meet deposit withdrawal requirements. The FHLB functions as a central reserve bank providing credit for member financial institutions. As members, Enfield Federal and Valley Bank are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of their mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the FHLB’s assessment of the institution’s creditworthiness. Under its current credit policies, the FHLB generally limits advances to 25% of a member’s assets, and short-term borrowings of less than one year may not exceed 10% of the institution’s assets. The FHLB determines specific lines of credit for each member institution.

Securities sold under agreements to repurchase are customer deposits that are invested overnight in U.S. government or U.S. government agency securities. The customers, predominantly commercial customers, set a predetermined balance and deposits in excess of that amount are transferred into the repurchase account from each customer’s checking account. The next banking day, the funds are recredited to their individual checking account along with interest earned at market rates. These types of accounts are often referred to as sweep accounts.

Financial Services

In 2006 Valley Bank started offering full-time access to advisory and investment services to consumers and businesses on retirement planning, individual investment portfolios, and strategic asset management. The services provided by Valley Bank through Riverside Investment Services include mutual funds, life insurance, tax and estate planning, and investment portfolio analysis. Valley Bank has a broker/dealer relationship with Linsco/Private Ledger. For the period ended March 31, 2008 Valley Bank recorded income of $127,000.

Enfield Federal has a partnership with a third-party registered broker-dealer, Infinex Investments, Inc. Infinex operates an office at Enfield Federal and offers customers a complete range of nondeposit investment products, including mutual funds, debt, equity and government securities, retirement accounts, insurance products and fixed and variable annuities. Enfield Federal receives a portion of the commissions generated by Infinex from sales to customers. For the years ended March 31, 2008 and 2007, Enfield Federal received fees of $17,000 and $41,000, respectively, through the relationship with Infinex.

Personnel

As of March 31, 2008, New England Bancshares had 101 full-time employees and 20 part-time employees, none of whom is represented by a collective bargaining unit. New England Bancshares believes its relationship with its employees is good.

Regulation and Supervision

General

As a bank holding company, New England Bancshares is required by federal law to file reports with and otherwise comply with, the rules and regulations, of the Federal Reserve. Enfield Federal, as a federal savings association, is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the FDIC, as its deposit insurer. Valley Bank, as a state commercial bank, is subject to extensive regulation, examination and supervision by the Connecticut Department of Banking, as its primary state regulator, and the FDIC, as its deposit insurer. Both Enfield Federal and Valley Bank are members of the Federal Home Loan Bank System. Enfield Federal must file reports with the Office of Thrift Supervision and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The Office of Thrift Supervision and/or the FDIC conduct periodic examinations to test Enfield Federal’s safety and soundness and compliance with various regulatory requirements. Valley Bank must file reports with the Connecticut Department of Banking and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The Connecticut Department of Banking and/or the FDIC conduct periodic examinations to test Valley Bank’s safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the Office of Thrift Supervision, Connecticut Department of Banking, the FDIC, the Federal Reserve Board, the Connecticut legislature or the Congress, could have a material adverse impact on New England Bancshares, Enfield Federal, Valley Bank and their operations.

Certain of the applicable regulatory requirements are referred to below. This description of statutory provisions and regulations applicable to savings institutions and their holding companies does not purport to be a complete description of such statutes and regulations and their effect on New England Bancshares, Enfield Federal and Valley Bank and is qualified in its entirety by reference to the actual statutes and regulations involved.

Prior to the consummation of the merger of Apple Valley Bank with and into Valley Bank, New England Bancshares expects to merge Enfield Federal with and into Valley Bank, with Valley Bank, renamed “New England Bank,” as the surviving bank. New England Bank will continue as a Connecticut state chartered commercial bank and wholly owned subsidiary of New England Bancshares. New England Bank will be regulated by the Connecticut Department of Banking and the FDIC, and New England Bancshares will remain a bank holding company regulated by the Federal Reserve Board as described below. Accordingly, nether New England Bancshares nor New England Bank will be regulated by the Office of Thrift Supervision, and the discussion of the regulation of Enfield Federal by the Office of Thrift Supervision provided below will no longer apply.

Federal Banking Regulation

Business Activities. The activities of Enfield Federal, a federal savings association, are governed by federal law and regulations. These laws and regulations delineate the nature and extent of the activities in which federal associations may engage. In particular, certain lending authority for federal associations, e.g., commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution’s capital or assets. The activities of Valley Bank, a state commercial bank, are governed by the State of Connecticut Department of Banking and the FDIC, which regulate, among other things, the scope of the business of a bank, the investments a bank must maintain, the nature and amount of collateral for certain loans a bank makes, the establishment of branches and the activities of a bank with respect to mergers and acquisitions.

Loans-to-One-Borrower Limitations. Enfield Federal and Valley Bank are generally subject to the same limits on loans to one borrower as a national bank. With specified exceptions, Enfield Federal’s and Valley Bank’s total loans or extensions of credit to a single borrower cannot exceed 15% of its unimpaired capital and surplus. They may lend additional amounts up to 10% of its unimpaired capital and surplus, if the loans or extensions of credit are fully-secured by readily-marketable collateral. At March 31, 2008, Enfield Federal’s and Valley Bank’s loans-to-one borrower limitation were $4.1 million and $3.9 million, respectively. At March 31, 2008, Enfield Federal’s and Valley Bank’s largest aggregate outstanding balance of loans to one borrower was $5.6 million and $3.7 million, respectively.

QTL Test. Under federal law, Enfield Federal must comply with the qualified thrift lender, or “QTL” test. Under the QTL test, Enfield Federal is required to maintain at least 65% of its “portfolio assets” in certain “qualified thrift investments” in at least nine months of the most recent 12-month period. “Portfolio assets” means, in general, Enfield Federal’s total assets less the sum of:

(1)	specified liquid assets up to 20% of total assets;

(2)	goodwill and other intangible assets; and

(3)	the value of property used to conduct Enfield Federal’s business.

“Qualified thrift investments” includes various types of loans made for residential and housing purposes, investments related to such purposes, including certain mortgage-backed and related securities, and loans for personal, family, household and certain other purposes up to a limit of 20% of Enfield Federal’s portfolio assets. Recent legislation broadened the scope of “qualified thrift investments” to include 100% of an institution’s credit card loans, education loans and small business loans. Enfield Federal may also satisfy the QTL test by qualifying as a “domestic building and loan association” as defined in the Internal Revenue Code of 1986 (the “Code”).

If Enfield Federal fails the QTL test it must either operate under certain restrictions on its activities or convert to a bank charter. Enfield Federal met the QTL test at March 31, 2008, and in each of the prior 12 months, and, therefore, qualifies as a thrift lender.

Capital Requirements. The Office of Thrift Supervision’s capital regulations require federal savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard requires federal savings institutions to maintain Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is generally defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary (Tier 2) capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution’s capital level is or may become inadequate in light of the particular risks or circumstances. At December 31, 2007, Enfield Federal met each of its capital requirements.

Valley Bank is subject to capital adequacy rules and guidelines issued by the FDIC. For an institution determined by the FDIC to not be anticipating or experiencing significant growth and to be in general a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier 1 capital to total average assets (as defined) of 3%. For all other institutions, the minimum leverage capital ratio is not less than 4%. Tier 1 capital is the sum of common stockholders’ equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other items. Valley Bank must also comply with the FDIC risk-based capital guidelines. The FDIC guidelines require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk.

State non-member banks must maintain a minimum ratio of total capital to risk-weighted assets of at least 8%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock, a portion of the net unrealized gain on equity securities and other capital instruments. The includable amount of Tier 2 capital cannot exceed the amount of the institution’s Tier 1 capital.

Standards For Safety and Soundness. The Office of Thrift Supervision and Connecticut Department of Banking have adopted a set of guidelines prescribing safety and soundness standards. These guidelines establish the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision or Connecticut Department of Banking determines that an institution fails to meet any standard prescribed by the guidelines, it may require the institution to submit and implement an acceptable plan to achieve compliance with the standard.

Limitation on Capital Distributions. Office of Thrift Supervision and Connecticut Department of Banking regulations impose limitations on capital distributions, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the appropriate regulatory agency is required prior to any capital distribution if the institution does not meet the criteria for “expedited treatment” of applications under the regulations (i.e., generally, examination ratings, including safety and soundness, compliance and Community Reinvestment Act, in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the regulatory agency. If an application is not required, the institution must still provide prior notice to the regulatory agency of the capital distribution if the institution is a subsidiary of a holding company. If Enfield Federal’s or Valley Bank’s capital fell below its regulatory requirements or a regulatory agency notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, a regulatory agency could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the regulatory agency determines that such distribution would constitute an unsafe or unsound practice.

Assessments. Savings institutions are required to pay assessments to the Office of Thrift Supervision to fund the agency’s operations. The general assessments, paid on a semi-annual basis, are computed upon the savings institution’s total assets, including consolidated subsidiaries, as reported in the institution’s latest quarterly thrift financial report. The assessments paid by Enfield Federal for the year ended March 31, 2008 totaled $77,000.

Valley Bank’s operations are subject to examination by the FDIC and the State of Connecticut Department of Banking. The assessments paid by Valley Bank for the year ended March 31, 2008 totaled $9,000.

Prompt Corrective Regulatory Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution’s degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be “undercapitalized.” A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized” and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.” Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is “critically undercapitalized.” The regulation also provides that a capital restoration plan must be filed with the Office of Thrift Supervision within 45 days of the date a savings institution receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Valley Bank is subject to capital adequacy rules and guidelines issued by the FDIC. The rules require Valley Bank to maintain certain minimum ratios of capital to adjusted total assets and/or risk-weighted assets. Under the provision of the Federal Deposit Insurance Corp. Improvement Act of 1991, the Federal regulatory agencies are required to implement and enforce these rules in a stringent manner.

Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over savings institutions and has the authority to bring action against the institution and all “institution-affiliated parties,” including shareholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers or directors, receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or $1.0 million per day in especially egregious cases. The FDIC has the authority to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal and state law also establishes criminal penalties for certain violations. Valley Bank is subject to the federal regulations promulgated pursuant to the Financial Institutions Supervisory Act to prevent banks from engaging in unsafe and unsound practices, as well as various other federal and state laws and consumer protection laws.

Insurance of Deposit Accounts. Deposit accounts in Enfield Federal and Valley Bank are insured by the FDIC, generally up to a maximum of $100,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts. However, the Emergency Economic Stabilization Act of 2008 increased the deposit insurance available on all deposit accounts to $250,000, effective until December 31, 2009. In addition, certain noninterest-bearing transaction accounts maintained with financial institutions participating in the FDIC’s

Temporary Liquidity Guarantee Program are fully insured regardless of the dollar amount until December 31, 2009. Enfield Federal and Valley Bank have opted to participate in this portion of the FDIC’s Temporary Liquidity Guarantee Program. See “–FDIC Temporary Liquidity Guarantee Program” below.

The FDIC imposes an assessment on all depository institutions for deposit insurance. This assessment is based on the risk category of the institution and, prior to 2009, ranged from five to 43 basis points of the institution’s deposits. On December 22, 2008, the FDIC published a final rule that raises the current deposit insurance assessment rates uniformly for all institutions by 7 basis points (to a range from 12 to 50 basis points) effective for the first quarter of 2009. On February 27, 2009, the FDIC issued a final rule that revises the way the FDIC calculates federal deposit insurance assessment rates beginning in the second quarter of 2009 and thereafter. Under the new rule, the FDIC will first establish an institution’s initial base assessment rate. This initial base assessment rate will range, depending on the risk category of the institution, from 12 to 45 basis points. The FDIC will then adjust the initial base assessment (higher or lower) to obtain the total base assessment rate. The adjustments to the initial base assessment rate will be based upon an institution’s levels of unsecured debt, secured liabilities, and brokered deposits. The total base assessment rate will range from 7 to 77.5 basis points of the institution’s deposits. Additionally, the FDIC issued an interim rule that will impose a special 20 basis points assessment on June 30, 2009, which would be collected on September 30, 2009. However, the FDIC has indicated a willingness to decrease the special assessment under certain circumstances concerning the overall financial health of the insurance fund. Under the interim rule, additional special assessments could be imposed.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. New England Bancshares does not know of any practice, condition or violation that might lead to termination of deposit insurance.

In addition to the FDIC assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the FDIC, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended December 31, 2008, the annualized FICO assessment was equal to 1.10 basis points on domestic deposits maintained at an institution.

FDIC–Temporary Liquidity Guarantee Program. On October 14, 2008, the FDIC announced a new program – the Temporary Liquidity Guarantee Program (“TLGP”). This program has two components. One guarantees newly issued senior unsecured debt of the participating organizations, up to certain limits established for each institution, issued between October 14, 2008 and October 31, 2009. The FDIC will pay the unpaid principal and interest on an FDIC-guaranteed debt instrument upon the uncured failure of the participating entity to make a timely payment of principal or interest in accordance with the terms of the instrument. The guarantee will remain in effect until June 30, 2012. On February 27, 2009, the FDIC issued an interim rule allowing participants to apply to have the FDIC guarantee newly issued senior unsecured debt that mandatorily converts into common shares on a specified date that is on or before June 30, 2012. In return for the FDIC’s guarantee, participating institutions will pay the FDIC a fee based on the amount and maturity of the debt. New England Bancshares has opted to participate in this component of the TLGP.

The other component of the TLGP provides full FDIC insurance coverage for non-interest bearing transaction deposit accounts, regardless of dollar amount, until December 31, 2009. An annualized 10 basis point assessment on balances in noninterest-bearing transaction accounts that exceed the existing deposit insurance limit of $250,000 will be assessed on a quarterly basis to insured depository institutions that have not opted out of this component of the TLGP. New England Bancshares chose to participate in this component of the program, and therefore is providing the full FDIC insurance coverage on the related transaction deposit accounts until year-end 2009.

Transactions with Related Parties. Enfield Federal’s authority to engage in transactions with its “affiliates” (e.g., any company that controls or is under common control with an institution, including New England Bancshares) is limited by federal law. In general, these transactions must be on terms which are as favorable to Enfield Federal as comparable transactions with non-affiliates. In addition, certain types of these transactions are restricted to an aggregate percentage of Enfield Federal’s capital. Collateral in specified amounts must usually be provided by affiliates to receive loans from Enfield Federal. The purchase of low quality assets from affiliates is generally prohibited. In addition, the Office of Thrift Supervision regulations prohibit a savings association from lending to any of its affiliates that is engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary.

Valley Bank’s authority to engage in transactions with its affiliates is governed by the Federal Reserve Act and implementing regulations. The Federal Reserve Act limits the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such bank’s capital stock and retained earnings, and limits all such transactions with all affiliates to an amount equal to 20% of such capital stock and retained earnings. Any covered transaction with an affiliate, such as the making of loans, purchase of assets, issuance of guarantees and other similar types of transactions, must be on terms that are substantially the same, or at least as favorable to Valley Bank, as those that would be provided to a non-affiliate.

The Sarbanes-Oxley Act generally prohibits loans by New England Bancshares to its executive officers and directors. However, that act contains a specific exception for loans by Enfield Federal and Valley Bank to its executive officers and directors in compliance with federal banking laws. Under such laws, Enfield Federal’s and Valley Bank’s authority to extend credit to executive officers, directors and 10% shareholders (“insiders”), as well as entities such persons control, is limited. Among other things, these provisions require that extensions of credit to insiders be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders. There are also certain limitations on the amount of credit extended to insiders, individually and in the aggregate, which limits are based, in part, on the amount of Enfield Federal’s and Valley Bank’s capital. In addition, extensions of credit in excess of certain limits must be approved by Enfield Federal’s and Valley Bank’s board of directors.

Community Reinvestment Act. Under the Community Reinvestment Act (“CRA”), as implemented by Office of Thrift Supervision and FDIC regulations, Enfield Federal and Valley Bank have a continuing and affirmative obligation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for Enfield Federal or Valley Bank, nor does it limit their discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the Office of Thrift Supervision and the FDIC, in connection with their examinations of Enfield Federal and Valley Bank, respectively, to assess Enfield Federal’s and Valley Bank’s record of meeting the credit needs of its community and to take the record into account in its evaluation of certain applications by Enfield Federal and Valley Bank. The CRA also requires all institutions to make public disclosure of their CRA ratings. Both Enfield Federal and Valley Bank received a “Satisfactory” CRA rating in their most recent examination.

Federal Home Loan Bank System. Enfield Federal and Valley Bank are members of the FHLB of Boston, which is one of the 12 regional Federal Home Loan Banks making up the Federal Home Loan Bank System. Each FHLB provides a central credit facility primarily for its member institutions. Enfield Federal is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. As of March 31, 2008, Enfield Federal and Valley Bank were in compliance with this requirement with investments in the capital stock of the FHLB of Boston of $3.0 million and $602,000, respectively.

The Federal Home Loan Banks have been required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of earnings that the Federal Home Loan Banks can pay as dividends to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. Due to losses reported in the fourth quarter of 2008, the Federal Home Loan Bank of Boston has notified its members that it has suspended its dividend beginning in the first quarter of 2009.

Federal Reserve System

Under Federal Reserve Board regulations, Enfield Federal and Valley Bank are each required to maintain noninterest-earning reserves against its transaction accounts. The Federal Reserve Board regulations generally require that reserves of 3% must be maintained against aggregate transaction accounts of $44.4 million or less, subject to adjustment by the Federal Reserve Board, and reserves of 10%, subject to adjustment by the Federal Reserve Board, against that portion of total transaction accounts in excess of $44.4 million. The first $10.3 million of otherwise reservable balances, subject to adjustment by the Federal Reserve Board, are exempted from the reserve requirements. Enfield Federal and Valley Bank are in compliance with these requirements.

Holding Company Regulation

After the completion of the merger with First Valley Bancorp, New England Bancshares became subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956, as amended, as administered by the Federal Reserve Board. New England Bancshares is required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval would be required for New England Bancshares to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of the bank or bank holding company. In addition to the approval of the Federal Reserve Board, before any bank acquisition can be completed, prior approval may also be required to be obtained from other agencies having supervisory jurisdiction over the bank to be acquired.

A bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including being “well capitalized” and “well managed,” to opt to become a “financial holding company” and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking.

New England Bancshares is subject to the Federal Reserve Board’s capital adequacy guidelines for bank holding companies (on a consolidated basis), which are substantially similar to those of the Office of Thrift Supervision for Enfield Federal.

A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. The Federal Reserve Board has adopted an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Board’s policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. The Federal Reserve

Board’s policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies can affect the ability of New England Bancshares to pay dividends or otherwise engage in capital distributions.

Under the Federal Deposit Insurance Act, depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default.

New England Bancshares, Enfield Federal and Valley Bank are affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and in the money markets, it is impossible for management to accurately predict future changes in monetary policy or the effect of such changes on the business or financial condition of New England Bancshares, Enfield Federal or Valley Bank.

The status of New England Bancshares as a registered bank holding company under the Bank Holding Company Act will not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

Troubled Assets Relief Program—Capital Purchase Program. On October 14, 2008, Treasury announced a Capital Purchase Program, or CPP, pursuant to which it would acquire equity investments, usually preferred stock, in banks and thrifts and their holding companies. Participating financial institutions also were required to adopt Treasury’s standards for executive compensation and corporate governance for the period during which the department holds equity issued under the CPP. New England Bancshares has chosen not to participate in this program.

On February 10, 2009, Treasury announced its Capital Assistance Program, or CAP, under which Treasury will make capital available to financial institutions through Treasury’s purchase of cumulative mandatorily convertible preferred stock. The preferred shares will mandatorily convert to common stock after seven years. Prior to that time, the preferred shares are convertible in whole or in part at the option of the institution, subject to the approval of the institution’s primary federal regulator. The deadline for applying to participate in the CAP is May 25, 2009.

On February 17, 2009, the American Recovery and Reinvestment Act of 2009, or ARRA, was enacted. ARRA is intended to provide a stimulus to the U.S. economy in the wake of the current economic downturn. The new law includes additional corporate governance requirements and limitations on executive compensation that are applicable to financial institutions that have received investments from Treasury.

Properties

New England Bancshares currently conducts its business through twelve full-service banking offices and one administrative office. The net book value of New England Bancshares’s properties or leasehold improvements was $5.2 million at March 31, 2008. Information in the table below is as of March 31, 2008.

Location	Leased or Owned	Original Year Leased or Acquired	Date of Lease Expiration
Executive/Branch Office:
855 Enfield Street, Enfield, Connecticut	Leased	2006	2031
Enfield Federal Branch Offices:
268 Hazard Avenue, Enfield, Connecticut	Owned	1962	—
112 Mountain Road, Suffield, Connecticut	Leased	1988	2010
23 Main Street, Manchester, Connecticut	Owned	2002	—
124 Main Street, Broad Brook, Connecticut	Owned	2003	—
20 Main Street, Windsor Locks, Connecticut	Leased	2002	2012	(1)
One Shoham Road, East Windsor, Connecticut	Leased	2005	2015	(2)
287 Somers Road, Ellington, Connecticut	Owned	2005	—
Valley Bank Branch Offices:
Four Riverside Avenue, Bristol, Connecticut	Leased	1999	2014	(3)
Eight South Main Street, Terryville, Connecticut	Leased	2002	2012	(4)
98 Main Street, Southington, Connecticut	Leased	2006	2028	(5)
888 Farmington Avenue, Bristol, Connecticut	Owned	2004	—
Valley Bank Operations Center:
45 North Main Street, Bristol, Connecticut	Leased	2006	2017	(6)

(1)	We have an option to renew this lease for one additional five-year term.

(2)	We have an option to renew this lease for two additional seven-year terms.

(3)	We have an option to renew this lease for three additional five-year terms.

(4)	We have an option to renew this lease for one additional ten-year term.

(5)	We have an option to terminate this lease in 2018.

(6)	We have an option to renew this lease for two additional five-year terms.

Legal Proceedings

Periodically, there have been various claims and lawsuits involving Enfield Federal and Valley Bank, such as claims to enforce liens, condemnation proceedings on properties in which Enfield Federal and Valley Bank hold security interests, claims involving the making and servicing of real property loans and other issues incident to Enfield Federal and Valley Bank’s business. In the opinion of management, after consultation with New England Bancshares’ legal counsel, no such pending claims or lawsuits are expected to have a material adverse effect on the financial condition or operations of New England Bancshares, taken as a whole. New England Bancshares is not a party to any material pending legal proceedings.

Management’s Discussion and Analysis of Results of Operations

The objective of this section is to help understand New England Bancshares’ views on its results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and notes to the consolidated financial statements included herein.

Overview

Income. New England Bancshares’ primary source of pre-tax income is net interest and dividend income. Net interest and dividend income is the difference between interest and dividend income, which is the income that New England Bancshares earns on its loans and investments, and interest expense, which is the interest that New England Bancshares pays on its deposits and borrowings. To a much lesser extent, New England Bancshares also recognizes pre-tax income from service charge income – mostly from service charges on deposit accounts, from the increase in cash surrender value of its bank-owned life insurance and from the sale of securities.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. New England Bancshares recognizes the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The expenses New England Bancshares incurs in operating its business consist of salaries and employee benefits expenses, occupancy and equipment expenses, advertising and promotion expenses, professional fees, data processing expense, stationery and supplies expense, amortization of identifiable intangible assets and other miscellaneous expenses.

Salaries and employee benefits expenses consist primarily of the salaries and wages paid to New England Bancshares’ employees, payroll taxes and expenses for health insurance, retirement plans and other employee benefits. It also includes expenses related to New England Bancshares’ employee stock ownership plan and restricted stock awards granted under its stock-based incentive plan. Expense for the employee stock ownership plan is based on the average market value of the shares committed to be released. An equal number of shares are released each year over terms of the two loans from New England Bancshares that were used to fund the employee stock ownership plan’s purchase of shares in the stock offering in both the mutual holding company reorganization and the second-step conversion. Expense for shares of restricted stock awards is based on the fair market value of the shares on the date of grant. Compensation and related expenses is recognized on a straight-line basis over the vesting period. New England Bancshares began expensing stock options in fiscal 2007 and are included in salaries and employee benefits expenses and the consolidated statements of income.

Occupancy and equipment expenses, which are the fixed and variable costs of land, building and equipment, consist primarily of lease payments, real estate taxes, depreciation charges, furniture and equipment expenses, maintenance and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from ten to 50 years for buildings and premises and three to 20 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the useful life of the asset or term of the lease.

Advertising and promotion expenses include expenses for print advertisements, promotions and premium items. Professional fees primarily include fees paid to New England Bancshares’ independent auditors, its attorneys, its internal auditor and any consultants New England Bancshares employs, such as to review its loan or investment portfolios. Data processing expenses include fees paid to New England Bancshares’ third-party data processing service and ATM expense. Stationery and supplies expense consists of expenses for office supplies.

Amortization of identifiable intangible assets consists of the amortization, on a straight-line basis over a ten-year period, of the $886,000 core deposit intangible that was incurred in connection with Enfield Federal’s acquisition of Windsor Locks Community Bank, FSL in December 2003 and on a sum-of-years digits basis over a ten year period, of the $2.5 million core deposit intangible that was incurred in conjunction with New England Bancshares’s acquisition of First Valley Bancorp.

Other expenses include federal insurance deposit premiums, charitable contributions, regulatory assessments, telephone, insurance and other miscellaneous operating expenses.

Critical Accounting Policies. New England Bancshares considers accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or income to be critical accounting policies. New England Bancshares considers accounting policies relating to the allowance for loan losses and goodwill and other intangibles to be critical accounting policies.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; the value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change.

Management reviews the level of the allowance on a monthly basis and establishes the provision for loan losses based on an evaluation of the portfolio, past loss experience, economic conditions and business conditions affecting New England Bancshares’ primary market area, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, the duration of the current business cycle, bank regulatory examination results and other factors related to the collectability of the loan portfolio. Although New England Bancshares believes that it uses the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary if certain future events occur that cause actual results to differ from the assumptions used in making the evaluation. For example, a downturn in the local economy could cause increases in non-performing loans. Additionally, a decline in real estate values could cause some of New England Bancshares’ loans to become inadequately collateralized. In either case, this may require New England Bancshares to increase its provisions for loan losses, which would negatively impact earnings. Further, the Office of Thrift Supervision, FDIC and State of Connecticut Department of Banking, as an integral part of their examination processes, review Enfield Federal’s and Valley Bank’s allowances for loan losses. Such agencies may require New England Bancshares to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. An increase to the allowance required to be made by an agency would negatively impact earnings. Additionally, a large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

Goodwill and Other Intangibles. New England Bancshares records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required by Statement of Financial Accounting Standards No. 141. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded, and subsequent impairment analysis, requires New England Bancshares to make subjective judgments concerning estimates of how the acquired assets will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue grown trends, specific industry conditions and changes in competition.

Recent Developments

During the quarter ended March 31, 2009, the Company downgraded one loan relationship to a substandard classification and placed the loans within the loan relationship on nonaccrual status. The loan relationship is comprised of five loans with a total credit exposure of approximately $5.3 million. The collateral securing each of these loans consists of either commercial real estate or all business assets, including machinery, equipment and receivables of the borrower. The loans were classified as a result of one of the loans being 30 days delinquent and indications that the borrower may not be able to make future loan payments. The Company is currently assessing the value of the underlying collateral to determine if a collateral deficiency exists. The Company anticipates recording a loan losses provision related to this loan relationship in a range of $500,000 to $1.5 million, $305,250 to $915,750 after tax, during the quarter ended March 31, 2009. At December 31, 2008, this loan relationship was on accrual status, was not classified substandard, and no specific reserve allocation was assigned to this relationship within the Company’s total allowance for loan losses.

Operating Strategy

Prior to the proposed merger of Valley Bank with Apple Valley Bank, New England Bancshares expects to merge Enfield Federal with and into Valley Bank, with Valley Bank as the surviving bank, and rename the combined bank “New England Bank.” New England Bank will retain the brand of each bank at their respective branches and operate the branches as a division of New England Bank. The subsidiary merger is designed to improve efficiencies by eliminating the additional regulatory and administrative costs of maintaining two separately chartered banking subsidiaries with similar products, services and operations. The consolidation will allow New England Bancshares to reduce its operating expenses while maintaining the financial products and services offered by both banks. The combined structure will also assist the combined bank in offering a higher level of customer service. The merger of the banking subsidiaries is subject to regulatory approval and is expected to be completed in the second quarter of 2009.

New England Bancshares’ mission is to operate and further expand a profitable community-oriented financial institution. New England Bancshares plans to achieve this by executing its strategy of:

•	pursuing opportunities to increase multi-family and commercial real estate and commercial business lending in New England Bancshares’ market area;

•	continuing to emphasize the origination of one- to four-family residential real estate loans;

•	expanding New England Bancshares’ delivery system through a combination of increased uses of technology and additional branch facilities;

•	aggressively attracting core deposits;

•	managing net interest margin and net interest spread by having a greater percentage of assets in loans, especially higher-yielding loans, which generally have a higher yield than securities; and

•	managing interest rate risk by emphasizing the origination of adjustable-rate or shorter duration loans.

Pursue opportunities to increase commercial real estate and commercial business lending in New England Bancshares’ market area

Commercial real estate and commercial business loans provide New England Bancshares with the opportunity to earn more income because they tend to have higher interest rates than residential mortgage loans. In addition, these loans are beneficial for interest rate risk management because they typically have shorter terms and adjustable interest rates. Commercial real estate and commercial business loans combined increased $33.0 million, $84.4 million and $37.2 million for the nine months ended December 31, 2008 and the years ended March 31, 2008 and 2007, respectively. At December 31, 2008, commercial real estate and commercial business loans comprised approximately 54.2% of total loans. There are many multi-family and commercial properties and businesses located in New England Bancshares’ market area, and it may pursue the larger lending relationships associated with these opportunities while continuing to originate any such loans in accordance with what New England Bancshares believes are its conservative underwriting guidelines. New England Bancshares has added expertise in its commercial loan department in recent years. Additionally, New England Bancshares may employ additional commercial lenders in the future to help increase its multi-family and commercial lending.

However, these types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Commercial business loans expose New England Bancshares to additional risks since they typically are made on the basis of the borrower’s ability to make repayments from the cash flow of the borrower’s business and are secured by non-real estate collateral that may depreciate over time. In addition, since such loans generally entail greater risk than one- to four-family residential mortgage loans, New England Bancshares may need to increase its allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, many of New England Bancshares’ commercial borrowers have more than one loan outstanding with New England Bancshares. Consequently, an adverse development with respect to one loan or one credit relationship can expose New England Bancshares to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Expand New England Bancshares’ delivery system through a combination of increased uses of technology and additional branch facilities

New England Bancshares intends to expand the ways in which it reaches and serves its customers. New England Bancshares implemented internet banking in fiscal 2003, which allows its customers to access their accounts and pay bills online. In fiscal 2006, New England Bancshares introduced an enhancement to its website to enable customers to obtain loan information to apply for a residential or commercial loan online. In fiscal 2008, New England Bancshares introduced remote deposit capture, a product which allows commercial customers to deposit checks from their office with the use of a scanner; thereby eliminating the need to physically visit an office to make a deposit. Also, Enfield Federal opened new branches in East Windsor, Connecticut in October 2005 and Ellington, Connecticut in April 2006, and Valley Bank opened a new branch in Southington, Connecticut in January 2007, and an additional branch in Bristol, Connecticut in March 2007. New England Bancshares intends to pursue expansion in its market area in the future, whether through de novo branching or acquisitions. However, other than the proposed merger with Apple Valley Bank, New England Bancshares has not entered into any binding commitments regarding its expansion plans.

Aggressively attract core deposits

Core deposits (accounts other than certificates of deposit) comprised 42.5% of New England Bancshares’ total deposits at December 31, 2008. New England Bancshares values core deposits because they represent longer-term customer relationships and a lower cost of funding compared to certificates of deposit. New England Bancshares aggressively seeks core deposits through competitive pricing and targeted advertising. In addition, New England Bancshares offers business checking accounts for its commercial customers. New England Bancshares also hopes to increase core deposits by pursuing expansion inside and outside of its market area through de novo branching.

Manage net interest margin and net interest spread by having a greater percentage of New England Bancshares’ assets in loans, especially higher-yielding loans, which generally have a higher yield than securities

New England Bancshares intends to continue to manage its net interest margin and net interest spread by seeking to increase lending levels and by originating higher-yielding loans. Loans secured by multi-family and commercial real estate and commercial business loans are generally larger and involve a greater degree of risk than one-to four-family residential mortgage loans. Consequently, multi-family and commercial real estate and commercial business loans typically have higher yields, which increase net interest margin and net interest spread. In addition, New England Bancshares has started, and expects to continue, to sell one- to four-family mortgage loans in an effort to increase yields on the overall loan portfolio.

Manage interest rate risk by emphasizing the origination of adjustable-rate or shorter duration loans

New England Bancshares manages its interest rate sensitivity to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than longer-term loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect New England Bancshares’ earnings while decreases in interest rates may beneficially affect its earnings. To reduce the potential volatility of its earnings, New England Bancshares has sought to: (1) improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread; and (2) decrease the maturities of assets, in part by the origination of adjustable-rate and shorter-term loans. To this end, since fiscal 2007 New England Bancshares has been selling some of its long term fixed rate residential mortgage loans.

Balance Sheet Analysis

Comparison of Financial Condition at December 31, 2008 and March 31, 2008

Assets

Total assets were $552.1 million at December 31, 2008, an increase of $33.9 million compared to $518.2 million at March 31, 2008. The increase in total assets was primarily due to a $15.0 million increase in available-for-sale investments and a $35.6 million increase in net loans, partially offset by a $14.8 million decrease in cash and cash equivalents and a $3.0 million decrease in other assets. At December 31, 2008, commercial real estate and commercial loans accounted for 54.9% of the total loan portfolio.

Allowance for Loan Losses

Management determines the adequacy of the allowance for loan losses on a regular basis. The determination is based upon management’s assessment of the credit quality and composition of the loan portfolio, previous loss experience, current economic conditions and their effect on borrowers and the market area in general, and the performance of individual credits in relation to the contract terms.

New England Bancshares’s methodology for assessing the appropriateness of the allowance for loan losses consists of specific allowances for identified problem loans and a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered by management as adequate to provide for estimated loan losses based on management’s evaluation of the collectibility of the loan portfolio. While management believes that, based on information currently available, New England Bancshares’s allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurances can be given that New England Bancshares’s level of allowance for loan losses will be sufficient to cover actual loan losses incurred by New England Bancshares or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses. In addition, regulators as an integral part of its examination process, periodically review New England Bancshares’s allowance for loan losses and may require New England Bancshares to provide additions to the allowance based upon judgments different from management.

The following table indicates our nonperforming assets and the relationship between the allowance for loan losses, total loans outstanding and nonperforming loans at the dates indicated.

	December 31, 2008	March 31, 2008
	(Dollars in thousands)
Allowance for loan losses	$4,641	$4,046
Gross loans outstanding	412,093	376,038
Nonaccrual loans:
Residential mortgage loans	$1,683	$737
Commercial mortgage loans	2,199	—
Construction mortgage loans	440	398
Commercial business loans	2,218	10
Consumer loans	22	22

Total nonaccrual loans	6,562	1,167
Repossessed assets	39	—

Total nonperforming assets	$6,601	$1,167

Allowance/Loans outstanding	1.13%	1.08%
Allowance/Nonperforming loans	70.73%	346.70%
Allowance/Nonperforming assets	70.31%	346.70%

The $6.6 million balance of nonaccrual loans at December 31, 2008 was comprised of twenty seven loans – twelve residential real estate loans, ten commercial loans, five commercial real estate loans, two construction loans and two consumer loans. The nine nonaccrual loans at March 31, 2008 were comprised of six residential real estate loans, one construction loan, one consumer loan and one commercial loan. Repossessed assets at December 31, 2008 consists of one mobile home loan; there were no repossessed assets at March 31, 2008.

During the quarter ended March 31, 2009, the Company downgraded one loan relationship to a substandard classification and placed the loans within the loan relationship on nonaccrual status. The loan relationship is comprised of five loans with a total credit exposure of approximately $5.3 million. The collateral securing each of these loans consists of either commercial real estate or all business assets, including machinery, equipment and receivables of the borrower. The loans were classified as a result of one of the loans being 30 days delinquent and indications that the borrower may not be able to make future loan payments. The Company is currently assessing the value of the underlying collateral to determine if a collateral deficiency exists. The Company anticipates recording a loan losses provision related to this loan relationship in a range of $500,000 to $1.5 million, $305,250 to $915,750 after tax, during the quarter ended March 31, 2009. At December 31, 2008, this loan relationship was on accrual status, was not classified substandard, and no specific reserve allocation was assigned to this relationship within the Company’s total allowance for loan losses.

Liabilities

Total liabilities were $486.7 million at December 31, 2008, an increase of $37.3 million compared to $449.4 million at March 31, 2008. The increase in total liabilities was caused primarily by a $27.9 million increase in total deposits, a $2.7 million increase in securities sold under agreements to repurchase and a $5.7 million increase in FHLB advances. At December 31, 2008, deposits are comprised of savings accounts totaling $56.0 million, money market deposit accounts totaling $54.8 million, demand and NOW accounts totaling $58.3 million, and certificates of deposits totaling $229.1 million. Since March 31, 2005, New England Bancshares has experienced a shift in deposits as customers with generally lower-yielding savings accounts invest those funds in generally higher-yielding money market accounts and certificates of deposit.

Stockholders’ Equity

Total stockholders’ equity decreased $3.3 million to $65.4 million at December 31, 2008 from $68.7 million at March 31, 2008. The decrease was primarily caused by a net loss of $795,000, $1.6 million of treasury stock purchases, a $752,000 increase in the accumulated other comprehensive loss, dividends declared of $647,000, partially offset by $202,000 of stock options exercised.

Comparison of Financial Condition at March 31, 2008 and March 31, 2007

Loans. New England Bancshares originates real estate loans secured by residential real estate, commercial real estate and construction loans, which are secured by residential and commercial real estate. At March 31, 2008, real estate loans totaled $317.8 million, or 84.5% of total loans, compared to $183.0 million, or 91.3%, of total loans at March 31, 2007.

The largest segment of New England Bancshares’ real estate loans is residential real estate loans. At March 31, 2008, residential real estate loans totaled $158.3 million, which represented 49.8% of real estate loans and 42.1% of total loans compared to $120.2 million at March 31, 2007, which represented 65.7% of real estate loans and 60.0% of total loans. Residential real estate loans increased $38.1 million, or 31.7%, for the year ended March 31, 2008 primarily due to the acquisition of Valley Bank’s residential loans and new originations caused by the prevailing low interest rate environment.

Commercial real estate loans totaled $138.5 million at March 31, 2008, which represented 43.6% of real estate loans and 36.8% of total loans, compared to $54.1 million at March 31, 2007, which represented 29.5% of real estate loans and 27.0% of total loans. Commercial real estate loans increased $84.4 million, or 156.2%, for the year ended March 31, 2008 primarily due to the acquisition of Valley Bank’s commercial real estate loans and the continued emphasis of this type of lending.

New England Bancshares originates construction loans secured by residential and commercial real estate. This portfolio totaled $21.0 million at March 31, 2008, which represented 5.6% of total loans, compared to $8.8 million at March 31, 2007, which represented 4.4% of total loans. Construction loans increased $12.3 million, or 139.8%, for the year ended March 31, 2008 primarily due to the acquisition of Valley Bank’s construction loans and New England Bancshares funding additional construction projects, partially offset by the loans on such projects converting to permanent financing.

New England Bancshares also originates commercial business loans secured by business assets other than real estate, such as business equipment, inventory and accounts receivable and letters of credit. Commercial business loans totaled $52.0 million at March 31, 2008, which represented 13.8% of total loans, compared to $14.7 million at March 31, 2007, which represented 7.4% of total loans. Commercial business loans increased $37.2 million, or 252.4% for the year ended March 31, 2008 primarily due to the acquisition of Valley Bank’s commercial business loans and the continued emphasis of this type of lending.

New England Bancshares originates a variety of consumer loans, including loans secured by mobile homes, automobiles and passbook or certificate accounts. Consumer loans totaled $6.3 million and represented 1.7% of total loans at March 31, 2008 and $2.7 million at March 31, 2007 which represented 1.3% of total loans.

The following table sets forth the composition of New England Bancshares’ loan portfolio at the dates indicated.

	At March 31,
	2008		2007		2006		2005		2004
	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total	Amount	Percent Of Total
	(Dollars in thousands)
Mortgage loans:
Residential(1)	$158,268	42.09%	$120,199	59.96%	$94,682	63.07%	$89,223	66.42%	$82,571	67.10%
Commercial real estate	138,477	36.82	54,057	26.97	40,596	27.04	27,588	20.54	22,827	18.55
Construction loans	21,043	5.60	8,774	4.38	8,459	5.63	10,949	8.15	9,947	8.08

Total mortgage loans	317,788	84.51	183,030	91.31	143,737	95.74	127,760	95.11	115,345	93.73
Consumer loans	6,292	1.67	2,692	1.34	1,005	0.67	1,097	0.81	1,406	1.14
Commercial loans	51,958	13.82	14,733	7.35	5,384	3.59	5,477	4.08	6,307	5.13

Total loans	376,038	100.00%	200,455	100.00%	150,126	100.00%	134,334	100.00%	123,058	100.00%

Deferred loan origination fees, net	(223)		(133)		(377)		(340)		(353)
Allowance for loan losses	(4,046)		(1,875)		(1,636)		(1,437)		(1,301)

Total loans, net	$371,769		$198,447		$148,113		$132,557		$121,404

(1)	Includes $31.9 million, $17.6 million, $13.9 million, $9.6 million and $8.4 million of home equity loans and lines of credit at March 31, 2008, 2007, 2006, 2005 and 2004, respectively.

The following table sets forth certain information at March 31, 2008 regarding the dollar amount of principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments that significantly shorten the average life of New England Bancshares’ loans and may cause its actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	Residential	Commercial Real Estate	Construction	Consumer	Commercial	Total Loans
	(In thousands)
Amounts due in:
One year or less	$898	$5,067	$19,735	$427	$15,929	$42,056
More than one year to three years	1,789	4,086	208	1,250	12,743	20,076
More than three years to five years	2,861	948	1,100	1,428	10,924	17,261
More than five years to ten years	26,297	23,915	—	40	10,610	60,862
More than ten years to fifteen years	23,299	18,038	—	1,101	160	42,598
More than fifteen years	103,124	86,423	—	2,046	1,592	193,185

Total amount due	$158,268	$138,477	$21,043	$6,292	$51,958	$376,038

The following table sets forth the dollar amount of all loans at March 31, 2008 that are due after March 31, 2009 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude applicable loans in process, unearned interest on consumer loans and deferred loan fees.

	Due After March 31, 2008
	Fixed Rates	Floating or Adjustable Rates	Total
	(In thousands)
Mortgage loans:
Residential loans	$132,472	$24,898	$157,370
Commercial real estate	30,235	103,175	133,410
Construction loans	1,308	—	1,308

Total mortgage loans	164,015	128,073	292,088
Consumer loans	5,863	2	5,865
Commercial loans	29,775	6,254	36,029

Total loans	$199,653	$134,329	$333,982

The following table shows loan activity during the periods indicated.

	For the Fiscal Year Ended March 31,
	2008	2007	2006
	(In thousands)
Beginning balance, loans, net	$198,447	$148,113	$132,557

Originations:
Mortgage loans:
Residential loans	27,978	29,478	20,106
Commercial real estate	29,735	19,161	10,921
Construction loans	6,691	12,505	8,984

Total mortgage loans	64,404	61,144	40,011
Consumer loans	3,262	2,290	553
Commercial loans	14,201	11,170	1,297

Total loan originations	81,867	74,604	41,861
Loans sold	(6,958)	(3,816)	—
Loan participations purchased	5,860	18,268	4,127
Loans acquired in merger	141,041	—	—
Deduct:
Principal loan repayments and other, net	(48,371)	(38,719)	(30,421)
Loan charge-offs, net of recoveries	(117)	(3)	(11)

Ending balance, loans, net	$371,769	$198,447	$148,113

Securities. New England Bancshares’ securities portfolio consists primarily of U.S. government and agency securities, mortgage-backed securities, marketable equity securities, municipal securities and, to a lesser extent, corporate debt securities. Although corporate debt securities and municipal securities generally have greater credit risk than U.S. Treasury and government securities, they generally have higher yields than government securities of similar duration. Securities increased $14.1 million, or 28.5%, in year ended March 31, 2008 due to the acquisition of $22.6 million of securities in the First Valley Bancorp merger, partially offset by calls of U.S. agency securities and the sale of the majority of the marketable equity securities. The majority of New England Bancshares’ mortgage-backed securities were issued by Ginnie Mae, Fannie Mae or Freddie Mac.

The following table sets forth the carrying values and fair values of New England Bancshares’ securities portfolio at the dates indicated.

	At March 31,
	2008		2007		2006
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Investments in available-for-sale securities:
U.S. government and federal agencies	$11,426	$11,501	$23,774	$23,575	$25,666	$25,125
Municipal securities	12,719	12,504	7,493	7,405	8,199	8,099
Corporate debt securities	65	66	100	101	101	102
Mortgage-backed securities	38,982	39,473	12,030	11,941	12,689	12,530
Marketable equity securities	5,373	5,373	7,224	7,034	9,403	9,207

Total	68,565	68,917	50,621	50,056	56,058	55,063
Money market mutual funds included in cash and cash equivalents	(5,373)	(5,373)	(587)	(587)	(2,766)	(2,766)

Total	$63,192	$63,544	$50,034	$49,469	$53,292	$52,297

The following table sets forth New England Bancshares’ available-for-sale securities:

	At and For the Fiscal Year Ended March 31,
	2008	2007	2006
	(In thousands)
Mortgage-related securities:
Mortgage-related securities, beginning of period (1)	$11,941	$12,530	$12,893
Acquired in merger	11,589	—	—
Purchases	22,533	2,609	6,160
Sales	(2,438)	—	(368)
Repayments and prepayments	(4,705)	(3,224)	(5,963)
Decrease in net premium	(27)	(44)	(101)
Increase (decrease) in net unrealized gain	580	70	(91)

Net increase (decrease) in mortgage-related securities	27,532	(589)	(363)

Mortgage-related securities, end of period (1)	$39,473	$11,941	$12,530

Investment securities:
Investment securities, beginning of period (1)	$37,528	$39,767	$33,692
Acquired in merger	11,059	—	—
Purchases	19,575	15,218	11,161
Sales	(19,215)	(14,842)	(4,199)
Maturities	(21,785)	(2,996)	(630)
Increase (decrease) in net premium	96	21	(35)
Reclass from securities to other assets	(3,524)	—	—
Increase (decrease) in net unrealized gain	337	360	(222)

Net (decrease) increase in investment securities	(13,457)	(2,239)	6,075

Investment securities, end of period (1)	$24,071	$37,528	$39,767

(1)	At fair value

The following table sets forth the maturities and weighted average yields of securities at March 31, 2008. Weighted average yields are presented on a tax-equivalent basis.

	Within One Year		One To Five Years		Five To Ten Years		After Ten Years		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
	(Dollars in thousands)
Available-for-sale securities:
U.S. Government and Federal agencies	$501	3.69%	$100	3.00%	$4,247	5.10%	$6,653	5.74%	$11,501	5.39%
Municipal securities	131	6.02	373	5.13	3,442	5.79	8,558	6.57	12,504	6.30
Corporate debt securities	—	—	—	—	66	7.03	—	—	66	7.03
Mortgage-backed securities	2,977	4.63	7,000	4.68	4,638	5.02	24,858	5.37	39,473	5.15

Total	$3,609	4.55%	$7,473	4.68%	$12,393	5.27%	$40,069	5.69%	$63,544	5.42%

Deposits. New England Bancshares’ primary source of funds is its deposit accounts, which are comprised of demand deposits, savings accounts and time deposits. These deposits are provided primarily by individuals and, to a lesser extent, commercial customers, within New England Bancshares’ market area. New England Bancshares does not currently use brokered deposits as a source of funding. Deposits increased $188.6 million for the year ended March 31, 2008 due primarily to the merger with Valley Bank during the 2008 fiscal year. New England Bancshares has continued to experience disintermediation, as rates on other types of investments (CDs and money market accounts) have increased substantially over the past several years resulting in customers moving funds from the generally lower rates of savings accounts.

The following table sets forth the balances of New England Bancshares’ deposit products at the dates indicated.

	At March 31,
	2008	2007
	(In thousands)
Non-interest bearing accounts	$40,347	$16,075
NOW and money market accounts	74,017	35,305
Savings accounts	55,211	40,184
Certificates of deposit	200,737	90,111

Total	$370,312	$181,675

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of March 31, 2008. Jumbo certificates of deposit require minimum deposits of $100,000.

Maturity Period	Amount	Weighted Average Rate
	(Dollars in thousands)
Three months or less	$17,326	4.48%
Over three through six months	20,732	4.64
Over six through twelve months	17,473	4.14
Over twelve months	13,344	4.46

Total	$68,875	4.44%

The following table sets forth the time deposits classified by rates at the dates indicated.

	At March 31,
	2008	2007	2006
	(In thousands)
Certificate accounts:
0.00 to 2.00%	$111	$756	$5,858
2.01 to 3.00%	19,291	6,332	25,820
3.01 to 4.00%	63,448	29,176	29,634
4.01 to 5.00%	88,801	51,130	21,797
5.01 to 6.00%	29,086	2,717	372
Fair value adjustment	—	—	73

Total	$200,737	$90,111	$83,554

The following table sets forth the amount and maturities of time deposits classified by rates at March 31, 2008.

	Amount Due
	Less than One Year	One to Two Years	Two to Three Years	Over Three Years	Total	Percent of Total Certificate Accounts
	(In thousands)
Certificate accounts:
0 to 2.00%	$111	$—	$—	$—	$111	0.1%
2.01 to 3.00%	15,937	2,765	589	—	19,291	9.6
3.01 to 4.00%	54,214	5,138	2,098	1,998	63,448	31.6
4.01 to 5.00%	60,450	15,111	7,911	5,329	88,801	44.2
5.01 to 6.00%	26,384	261	149	2,292	29,086	14.5

Total	$157,096	$23,275	$10,747	$9,619	$200,737	100.0%

The following table sets forth the deposit activity for the periods indicated.

	For the Fiscal Year Ended March 31,
	2008	2007	2006
	(In thousands)
Net deposits (withdrawals)	$10,696	$8,427	$3,203
Deposits acquired through merger	168,369	—	—
Interest credited on deposit accounts (1)	9,572	4,204	2,850

Total increase in deposit accounts	$188,637	$12,631	$6,053

(1)	Includes amortization of fair value adjustment.

Borrowings. New England Bancshares uses advances from the FHLB to supplement its supply of funds for loans and investments and to meet deposit withdrawal requirements.

The following table sets forth certain information regarding New England Bancshares’ borrowed funds:

	At or For the Years Ended March 31,
	2008	2007	2006
	(Dollars in thousands)
Federal Home Loan Bank advances:
Average balance outstanding	$47,400	$27,465	$20,129
Maximum amount outstanding at any month-end during the period	62,221	33,587	21,642
Balance outstanding at end of period	61,928	33,587	21,642
Weighted average interest rate during the period	4.70%	4.34%	3.98%
Weighted average interest rate at end of period	4.33%	4.50%	4.00%

Subordinated Debentures. On July 28, 2005, FVB Capital Trust I (“Trust I”), a Delaware statutory trust formed by the First Valley Bancorp, completed the sale of $4.1 million of 6.42%, 5 Year Fixed-Floating Capital Securities (“Capital Securities”). Trust I also issued common securities to First Valley Bancorp and used the net proceeds from the offering to purchase a like amount of 6.42% Junior Subordinated Debentures (“Debentures”) of Firs Valley Bancorp. Debentures are the sole assets of Trust I.

Capital Securities accrue and pay distributions quarterly at an annual rate of 6.42% for the first 5 years of the stated liquidation amount of $10 per Capital Security. First Valley Bancorp fully and unconditionally guaranteed all of the obligations of the Trust. The guaranty covers the quarterly distributions and payments on liquidation or redemption of Capital Securities, but only to the extent that Trust I has funds necessary to make these payments.

Capital Securities are mandatorily redeemable upon the maturing of Debentures on August 23, 2035 or upon earlier redemption as provided in the Indenture. The debentures may be redeemed, in whole or in part on or after August 23, 2010 at the liquidation amount plus any accrued but unpaid interest to the redemption date.

The trust and guaranty provide for the binding of any successors in the event of a merger, as is the case in the merger of First Valley Bancorp and New England Bancshares. New England Bancshares has assumed the obligations of First Valley Bancorp in regards to the subordinated debentures due to the acquisition of First Valley Bancorp by New England Bancshares.

Comparison of Operating Results for the Nine Months Ended December 31, 2008 and 2007

General

New England Bancshares’s results of operations depend primarily on net interest and dividend income, which is the difference between the interest and dividend income earned on its interest-earning assets, such as loans and securities, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. New England Bancshares also generates noninterest income, primarily from fees and service charges. Gains on sales of securities and increases in cash surrender value of life insurance policies are additional sources of noninterest income. New England Bancshares’s noninterest expense primarily consists of employee compensation and benefits, occupancy and equipment expense, advertising and promotion, data processing, professional fees and other operating expense.

Net Income

For the three months ended December 31, 2008, New England Bancshares reported net income of $747,000, compared to $395,000 for the year ago period. Basic and diluted earnings per share for the quarter ended December 31, 2008 were $0.13 each compared to $0.07 each for the quarter ended December 31, 2007. During the three months ended December 31, 2008, New England Bancshares recorded a $639,000 tax benefit related to the $2.5 million charge for an other-than-temporary impairment on investments recorded in the three months ended September 30, 2008 at which time New England Bancshares did not record any tax benefit. In addition, New England Bancshares recorded a $105,000 pre-tax other-than-temporary impairment charge which is described below under “Noninterest Income.”

Net Interest and Dividend Income

Net interest and dividend income for the three months ended December 31, 2008 totaled $4.0 million compared to $3.8 million for the same period in 2007. This represented an increase of $176,000 or 4.6%. The increase for the quarter was primarily due to an increase in average interest earning assets of $39.2 million and a 76 basis point decrease in the rate paid on average interest bearing liabilities, partially offset by a $48.0 million increase in average interest bearing liabilities and a 58 basis point decrease in the yield on average interest earning assets. The changes of the yield on average interest earning assets and the rate paid on average interest bearing liabilities caused New England Bancshares’s interest rate spread to increase from 2.81% for the quarter ended December 31, 2007 to 3.00% for the quarter ended December 31, 2008. New England Bancshares’s net interest margin for the quarter ended December 31, 2008 was 3.38% compared to 3.40% in the year earlier period.

Interest and dividend income amounted to $7.4 million and $7.5 million for the three months ended December 31, 2008 and 2007, respectively. Average interest-earning assets were $495.7 million for the quarter ended December 31, 2008, an increase of $39.2 million, or 8.9%, compared to $456.5 million for the quarter ended December 31, 2007. The increase in average interest-earning assets was caused primarily by a $33.5 million increase in average net loans. The yield earned on average interest-earning assets decreased to 5.99% for the three months ended December 31, 2008 from 6.57% for the three months ended December 31, 2007, due primarily to the lower yields on loans, federal funds sold and FHLB stock. The largest yield declines were comprised of fed funds sold and other interest income, which decreased to 0.44% for the quarter ended December 31, 2008 compared to 4.50% in the year ago period, and dividends on FHLB stock, which decreased to 2.41% for the quarter ended December 31, 2008 compared to 5.43% in the year ago period. On December 8, 2008, the FHLB of Boston announced a moratorium on the repurchase of excess stock held by its members. The moratorium will remain in effect indefinitely.

Interest expense for the quarter was $3.3 million, a decrease of $311,000, or 8.5%, from the amount reported in the same quarter last year. Average interest-bearing liabilities grew $48.0 million during the quarter ended December 31, 2008 from $385.0 million to $433.0 million primarily due to a $28.8 million increase in certificates of deposit, a $9.7 million increase in FHLB borrowings, a $5.1 million increase in money market deposit accounts and a $3.7 million increase in repurchase agreements. The average rate paid on interest-bearing liabilities decreased to 3.00% for the quarter ended December 31, 2008 from 3.76% for the year ago period, due primarily to the decrease in rates paid on certificates of deposit, money market deposit accounts and securities sold under agreements to repurchase. The average rate paid on certificates of deposit decreased from 4.52% for the quarter ended December 31, 2007 to 3.64% for the current year quarter as rates have decreased for this type of deposit.

Provision for Loan Losses

The provision for loan losses for the quarters ended December 31, 2008 and 2007 were $565,000 and $38,000, respectively. The additions to the allowance for loan losses reflected continued growth in the loan portfolio and the increase in nonaccrual loans.

Noninterest Income

For the quarters ended December 31, 2008 and 2007, noninterest income was $438,000 and $434,000, respectively. Affecting noninterest income for the three months ended December 31, 2008 was an other-than-temporary impairment charge of $105,000. New England Bancshares had a $105,000 charge on auction rate preferred securities issued by trusts with assets consisting solely of Fannie Mae and Freddie Mac preferred stock. Excluding the $105,000 charge, noninterest income increased $109,000, or 25.1%. The adjusted increase was caused by a $48,000 increase in cash surrender value of life insurance policies, a $49,000 increase in other income and a $22,000 increase in gains on sale of securities and loans.

Noninterest Expense

Noninterest expense for the quarter ended December 31, 2008 was $3.9 million, an increase of $239,000, or 6.6%, from $3.6 million in the quarter ended December 31, 2007. Salaries and employee benefits increased $124,000, other expenses increased $78,000 and professional fees increased $39,000.

Provision for Income Taxes

New England Bancshares recorded an income tax benefit of $715,000 in the quarter ended December 31, 2008 compared to income tax expense of $223,000 in the year ago quarter. During the current quarter New England Bancshares recorded a tax benefit of $639,000 on the $1.7 million impairment charge recognized in the prior fiscal quarter.

Comparison of Operating Results for the Nine Months Ended December 31, 2008 and 2007

Net (Loss) Income

For the nine months ended December 31, 2008, New England Bancshares reported a net loss of $795,000, compared to net income of $691,000 for the year ago period. Basic and diluted earnings per share for the nine months ended December 31, 2008 were each $(0.14), compared to $0.12 for the nine months ended December 31, 2007. During the nine months ended December 31, 2008 New England Bancshares recorded a $2.6 million charge for an other-than-temporary impairment on investments described below. During the nine months ended December 31, 2007, New England Bancshares sold $6.4 million of securities, recording a loss of $222,000 ($199,000 on an after-tax basis), as it restructured its balance sheet to provide a better yield on investments.

Net Interest and Dividend Income

Net interest and dividend income for the nine months ended December 31, 2008 totaled $11.9 million compared to $9.9 million for the same period in 2007. This represented an increase of $2.0 million or 19.8%. The increase for the period was primarily due to an increase in average interest earning assets of $105.7 million and a 60 basis point decrease in the rate paid on average interest bearing liabilities, partially offset by a $107.6 million increase in average interest bearing liabilities and a 50 basis point decrease in the yield on average interest earning assets. The spread increased to 3.00% for the nine months ended December 31, 2008 compared to 2.81% for the year ago period. New England Bancshares’s net interest margin for the nine months ended December 31, 2008 was 3.38% compared to 3.40% in the year earlier period.

Interest and dividend income amounted to $21.8 million and $18.6 million for the nine months ended December 31, 2008 and 2007, respectively. Average interest-earning assets were $484.3 million for the nine months ended December 31, 2008, an increase of $105.7 million, or 27.9%, compared to $378.6 million for the nine months ended December 31, 2007. The increase in average interest-earning assets was caused primarily by the merger with First Valley Bancorp and its subsidiary Valley Bank. The operations of Valley Bank were included for the full nine months ended December 31, 2008 compared to only five and a half months for the nine months ended December 31, 2007. The yield earned on average interest-earning assets decreased to 6.07% for the nine months ended December 31, 2008 from 6.57% for the nine months ended December 31, 2007, due primarily to the lower yields on loans, federal funds sold and FHLB stock.

Interest expense for the nine months ended December 31, 2008 was $10.0 million, an increase of $1.3 million, or 14.8%, from the amount reported in the same quarter last year. Average interest-bearing liabilities grew $107.6 million during the nine months ended December 31, 2008 from $313.4 million to $421.0 million primarily due to the merger with First Valley Bancorp and its subsidiary Valley Bank. The operations of Valley Bank were included for the full nine months ended December 31, 2008, compared to only five and a half months for the nine months ended December 31, 2007. The average rate paid on interest-bearing liabilities decreased to 3.08% for the nine months ended December 31, 2008 from 3.68% for the year ago period, due primarily to the decrease in rates paid on certificates of deposit, money market deposit accounts and securities sold under agreements to repurchase. The average rate paid on certificates of deposit decreased from 4.50% for the nine months ended December 31, 2007 to 3.77% for the current year period as rates have decreased for this type of deposit.

Provision for Loan Losses

The provision for loan losses for the nine months ended December 31, 2008 and 2007 was $872,000 and $208,000, respectively. The additions to the allowance for loan losses reflected continued growth in the loan portfolio and the increase in nonaccrual loans.

Noninterest (Charge) Income

For the nine months ended December 31, 2008, noninterest charge was $1.1 million, compared to noninterest income of $836,000 in the same period a year ago. Affecting noninterest charge for the nine months ended December 31, 2008 was an other-than-temporary impairment charge of $2.6 million. New England Bancshares had a $1.8 million charge on auction rate preferred securities issued by trusts with assets consisting solely of Fannie Mae and Freddie Mac preferred stock, which had a book value of $1.8 million at June 30, 2008. In addition, New England Bancshares recorded an $810,000 charge related to three pass-through auction rate securities issued by trusts with assets consisting solely of corporate preferred stock, which had a book value at June 30, 2008 of $1.6 million. Affecting noninterest income for the nine months ended December 31, 2007 was a $225,000 loss on sale of investments, of which $222,000 was related to the sale of two mutual funds totaling $6.4 million. New England Bancshares recognized a $157,000 increase in service charges on deposit accounts, a $150,000 increase in cash surrender values of life insurance policies and a $99,000 increase in other income.

Noninterest Expense

Noninterest expense for the nine months ended December 31, 2008 was $11.0 million, an increase of $1.7 million, or 18.9%, from $9.3 million in the nine months ended December 31, 2007. Salaries and employee benefits increased $857,000 and amortization of identifiable intangible assets increased $130,000. The increase is primarily due to the merger with First Valley Bancorp and its subsidiary Valley Bank. The operations of Valley Bank were included for the full nine months ended December 31, 2008, compared to only five and a half months for the nine months ended December 31, 2007.

Provision for Income Taxes

New England Bancshares recognized an income tax benefit of $337,000 for the nine months ended December 31, 2008 compared to income tax expense of $555,000 for the nine months ended December 31, 2007.

Liquidity and Capital Resources

The term liquidity refers to the ability of New England Bancshares to meet current and future short-term financial obligations. New England Bancshares further defines liquidity as the ability to generate adequate amounts of cash to fund loan originations, deposit withdrawals and operating expenses. Liquidity management is both a daily and long-term function of business management. Enfield Federal’s and Valley Bank’s primary sources of liquidity are deposits, scheduled amortization and prepayments of loan principal and mortgage-related securities, funds provided by operations and borrowings. Enfield Federal and Valley Bank can borrow funds from the FHLB based on eligible collateral of loans and securities. Enfield Federal and Valley Bank had FHLB borrowings as of December 31, 2008 of $67.6 million, with unused borrowing capacity of $16.4 million.

New England Bancshares’s primary investing activities are the origination of loans and the purchase of mortgage and investment securities. During the nine months ended December 31, 2008 and 2007, New England Bancshares originated loans, net of principal paydowns, of approximately $35.3 million and $33.3 million, respectively. Purchases of investment securities totaled $30.9 million and $32.8 million for the nine months ended December 31, 2008 and 2007, respectively.

Loan repayment and maturing investment securities are a relatively predictable source of funds. However, deposit flows, calls of investment securities and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. These factors reduce the predictability of the timing of these sources of funds. Total deposits were $398.2 million at December 31, 2008, a $27.9 million increase from the $370.3 million balance at March 31, 2008.

At December 31, 2008, New England Bancshares had outstanding commitments to originate $11.4 million of loans, and available home equity and unadvanced lines of credit and construction loans of approximately $46.4 million. In addition, New England Bancshares had $2.0 million of commercial letters of credit. Management of Enfield Federal and Valley Bank anticipate that they will have sufficient funds to meet their current loan commitments. Retail certificates of deposit scheduled to mature in one year or less totaled $146.6 million, or 36.8% of total deposits at December 31, 2008. New England Bancshares relies on competitive rates, customer service and long-standing relationships with customers to retain deposits. Based on New England Bancshares’s experience with deposit retention and current retention strategies, management believes that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with New England Bancshares.

Enfield Federal was “well capitalized” under regulatory guidelines at December 31, 2008 and exceeded each of the applicable regulatory capital requirements at such date. The table below presents the capital required as a percentage of total and risk weighted assets and the percentage and the total amount of capital maintained at December 31, 2008.

(dollars in thousands)	Required	Enfield Federal
Tier 1 Capital	4%	$24,192	7.86%
Total Risk-Based Capital	8%	$26,361	12.08%
Tier 1 Risk-Based Capital	4%	$24,192	11.09%

Valley Bank was “well capitalized” under regulatory guidelines at December 31, 2008 and exceeded each of the applicable regulatory capital requirements at such date. The table below presents the capital required as a percentage of total and risk weighted assets and the percentage and the total amount of capital maintained at December 31, 2008.

(dollars in thousands)	Required	Valley Bank
Tier 1 Capital	4%	$21,186	9.42%
Total Risk-Based Capital	8%	$23,657	12.01%
Tier 1 Risk-Based Capital	4%	$21,186	10.75%

Management is not aware of any known trends, events or uncertainties that will have or are reasonably likely to have a material effect on New England Bancshares’s, Enfield Federal or Valley Bank’s liquidity, capital or operations, nor is management aware of any current recommendations by regulatory authorities which, if implemented, would have a material effect on New England Bancshares’s, Enfield Federal or Valley Bank’s liquidity, capital or operations.

Off-Balance Sheet Arrangements

In addition to the normal course of operations, Enfield Federal and Valley Bank engage in a variety of financial transactions that, in accordance with generally accepted accounting principals, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments, lines of credit and letters of credit.

For the nine months ended December 31, 2008, neither Enfield Federal nor Valley Bank engaged in off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Comparison of Operating Results for the Years Ended March 31, 2008 and 2007

Overview.

	2008	2007	% Change
	(Dollars in thousands)
Net income	$1,215	$970	25.3%
Return on average assets	0.27%	0.36%	(25.0)
Return on average equity	1.83%	1.70%	7.6
Average equity to average assets	15.04%	21.22%	(29.1)

Net income increased due primarily to increases in net interest and dividend income and noninterest income, partially offset by increases in noninterest expense, the provision for loan losses and income tax expense. Net interest income increased primarily as a result of a higher volume of and yield on interest-earning assets, partially offset by an increase in the cost of funds.

Net Interest and Dividend Income. Net interest and dividend income totaled $13.9 million for the year ended March 31, 2008, an increase of $4.5 million or 47.9%. This resulted mainly from a $147.0 million increase in average interest-earning assets during the year, partially offset by a $139.4 million increase in average interest-bearing liabilities. New England Bancshares’ interest rate spread decreased 19 basis points to 2.92% for the year ended March 31, 2008 and net interest margin decreased 26 basis points to 3.53% for the same time period.

Interest and dividend income increased $10.8 million, or 71.5%, from $15.2 million for fiscal 2007 to $26.0 million for fiscal 2008. Average interest-earning assets were $399.5 million for fiscal 2008, an increase of $147.0 million, or 58.2%, compared to $252.5 million for fiscal 2007. The increase in average interest-earning assets resulted primarily from the merger of First Valley Bancorp and the growth in the loan portfolio. The yield on interest-earning assets increased from 6.09% to 6.55% as a greater percentage of New England Bancshares’s balance sheet was invested in the loan portfolio, which generally carries a higher interest rate than securities.

Interest expense increased $6.4 million, or 109.7%, from $5.8 million for fiscal 2007 to $12.1 million for fiscal 2008. Average interest-bearing liabilities grew $139.4 million, or 71.7%, from $194.5 million for fiscal 2007 to $333.9 million for fiscal 2008 due primarily to the merger with First Valley Bancorp. The average rate paid on interest-bearing liabilities increased to 3.63% for fiscal 2008 from 2.98% for fiscal 2007 due primarily to increased rates paid on certificates of deposit, and to a lesser extent, money market accounts.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of month-end balances and non-accrual loans are included in average balances; however, accrued interest income has been excluded from these loans.

	For the Fiscal Years Ended March 31,
	2008			2007			2006
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in thousands)
Assets:
Federal funds sold, interest-bearing deposits and marketable equity securities	$20,796	$874	4.19%	$18,710	$966	5.16%	$21,948	$871	3.97%
Investments in available for sale securities, other than mortgage-backed and mortgage-related securities (1)	38,451	2,254	5.85	44,283	2,179	4.92	35,420	1,597	4.51
Mortgage-backed and mortgage-related securities	24,087	1,278	5.29	12,549	643	5.13	12,774	555	4.35
Federal Home Loan Bank stock	2,859	168	5.84	1,735	95	5.50	1,383	64	4.63
Loans, net (2)	313,334	21,674	6.90	175,238	11,483	6.55	141,802	9,001	6.35

Total interest-earning assets	399,527	26,248	6.55	252,515	15,366	6.09	213,327	12,088	5.67

Noninterest-earning assets	36,520			11,813			12,028
Cash surrender value of life insurance	4,338			4,138			3,979

Total assets	$440,385			$268,466			$229,334

Liabilities and Shareholders’ Equity:
Deposits:
Savings accounts	$50,820	$361	0.71%	$43,810	$266	0.61%	$51,371	$319	0.62%
NOW accounts	10,470	91	0.87	7,564	32	0.42	7,413	19	0.26
Money market accounts	47,081	1,660	3.52	19,021	651	3.42	9,413	180	1.91
Certificate accounts	166,563	7,434	4.45	86,174	3,255	3.78	82,414	2,332	2.83

Total deposits	274,934	9,546	3.46	156,569	4,204	2.68	150,611	2,850	1.89
Federal Home Loan Bank advances and subordinated debentures	47,400	2,234	4.70	27,721	1,204	4.34	20,129	801	3.98
Advanced payments by borrowers for taxes and insurance	890	12	1.35	846	10	1.22	876	11	1.26
Securities sold under agreements to repurchase	10,678	356	3.33	9,335	376	4.03	5,802	175	3.02

Total interest-bearing liabilities	333,902	12,148	3.63	194,471	5,794	2.98	177,418	3,837	2.16

Demand deposits	31,177			15,294			14,440
Other liabilities	9,083			1,741			1,425

Total liabilities	374,162			211,506			193,283
Shareholders’ Equity	66,223			56,960			36,051

Total liabilities and shareholders’ equity	$440,385			$268,466			$229,334

Net interest income/net interest rate spread (3)		$14,100	2.92%		$9,572	3.11%		$8,251	3.51%

Net interest margin (4)			3.53%			3.79%			3.87%

Ratio of interest-earning assets to interest-bearing liabilities	119.65%			129.85%			120.24%

(1)	Reported on a tax equivalent basis, using a 34% tax rate.

(2)

Amount is net of deferred loan origination costs, undisbursed proceeds of construction loans in process, allowance for loan losses and includes non-accruing loans. New England Bancshares records interest income on non-accruing loans on a cash basis. Loan fees are included in interest income.

(3)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on New England Bancshares’ net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007			Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Rate	Volume	Net	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
Federal funds sold, interest-bearing deposits and marketable equity securities	$(230)	$138	$(92)	$186	$(91)	$95
Investments in available-for-sale securities, other than mortgage-backed and mortgage-related securities	241	(166)	75	156	426	582
Mortgage-backed and mortgage-related securities	23	612	635	97	(9)	88
Federal Home Loan Bank stock	7	66	73	13	18	31
Loans, net (1)	672	9,519	10,191	300	2,182	2,482

Total interest-earning assets	713	10,169	10,882	752	2,526	3,278

Interest-bearing liabilities:
Savings accounts	48	47	95	(7)	(46)	(53)
NOW accounts	43	16	59	13	—	13
Money market accounts	21	988	1,009	206	265	471
Certificate accounts	681	3,498	4,179	812	111	923
Federal Home Loan Bank advances and subordinated debentures	110	920	1,030	79	324	403
Advanced payments by borrowers for taxes and insurance	1	1	2	—	(1)	(1)
Securities sold under agreements to repurchase	(122)	102	(20)	71	130	201

Total interest-bearing liabilities	782	5,572	6,354	1,174	783	1,957

Increase in net interest income	$(69)	$4,597	$4,528	$(422)	$1,743	$1,321

(1)

Amount is net of deferred loan origination costs, undisbursed proceeds of construction loans in process, allowance for loan losses and includes non-accruing loans. New England Bancshares records interest income on non-accruing loans. New England Bancshares records interest income on non-accruing loans on a cash basis. Loan fees are included in interest income.

Provision for Loan Losses. The provision for loan losses are charges to earnings to bring the total allowance for losses to a level considered by management as adequate to provide for estimated losses inherent in the loan portfolio. The size of the provision for each year is dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management’s assessment of loan portfolio quality, the value of collateral and general economic factors.

New England Bancshares recorded a $307,000 and $242,000 provision for loan losses in the years ended March 31, 2008 and 2007, respectively. The increase in the provision was caused primarily by increased loan growth, primarily in the generally higher risk commercial real estate loan and commercial loan categories, and a slight increase in non-accrual loans and classified assets, partially offset by low net loan charge-offs for fiscal year 2007.

Although management utilizes its best judgment in providing for losses, there can be no assurance that New England Bancshares will not have to change its provisions for loan losses in subsequent periods. Management will continue to monitor the allowance for loan losses and make additional provisions to the allowance as appropriate.

An analysis of the changes in the allowance for loan losses, non-performing loans and classified loans is presented under “—Risk Management—Analysis of Non-Performing and Classified Assets” and “—Risk Management—Analysis and Determination of the Allowance for Loan Losses.”

Non-interest Income. The following table shows the components of non-interest income and the percentage changes from 2008 to 2007.

	2008	2007	% Change
	(In thousands)
Service charges on deposit accounts	$886	$519	70.7%
(Loss) gain on securities, net	(93)	32	(390.6)
Gain on sale of loans	53	28	89.3
Increase in cash surrender value of life insurance policies	154	154	—
Other income	338	258	31.0

Total	$1,338	$991	35.0

The increase in noninterest income was due primarily to an increase in service charge income on deposit accounts from the additional income from the acquisition of Valley Bank.

Non-interest Expense. The following table shows the components of non-interest expense and the percentage changes from fiscal 2008 to fiscal 2007.

	2008	2007	% Change
	(In thousands)
Salaries and employee benefits	$6,966	$4,930	41.3%
Occupancy and equipment expenses	2,653	1,670	58.9
Advertising and promotion	229	152	50.7
Professional fees	534	373	43.2
Data processing expense	450	345	30.4
Stationery and supplies	165	96	71.9
Amortization of identifiable intangible assets	387	88	339.8
Other expense	1,565	989	58.2

Total	$12,949	$8,643	49.8

Efficiency ratio (1)	85.2%	83.4%

(1)	Computed as non-interest expense divided by the sum of net interest and dividend income and other income.

During fiscal 2008, New England Bancshares acquired First Valley Bancorp, which caused increases in each of the non-interest expense categories.

Income Taxes. Income tax expense for the year ended March 31, 2008 increased to $728,000 from $505,000 in the previous year. The increase was primarily due to the increase in income before taxes. The effective tax rate increased from 34.2% for the year ended March 31, 2007 to 37.5% for the year ended March 31, 2008 as a result of a net $155,000 capital loss. The $155,000 is allowed to be carried forward for five years to offset future capital gains. A valuation allowance has been established for the full $155,000 as New England Bancshares does not expect to utilize the capital loss carry forward.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. New England Bancshares’ most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that New England Bancshares encounters are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in New England Bancshares’ customer base or revenue.

Credit Risk Management. New England Bancshares’ strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, New England Bancshares takes a number of steps to have the borrower cure the delinquency and restore the loan to current status. New England Bancshares makes initial contact with the borrower when the loan becomes 15 days past due. If payment is not received by the 30th day of delinquency, additional letters and phone calls generally are made. Typically, when the loan becomes 60 days past due, New England Bancshares sends a letter notifying the borrower that it will commence legal proceedings if the loan is not paid in full within 30 days. Generally, loan workout arrangements are made with the borrower at this time; however, if an arrangement cannot be structured before the loan becomes 90 days past due, New England Bancshares will send a formal demand letter and, once the time period specified in that letter expires, commence legal proceedings against any real property that secures the loan or attempt to repossess any personal property that secures a consumer loan. If a foreclosure action is instituted and the loan is not brought current, paid in full or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure.

Management informs the Boards of Directors monthly of the amount of loans delinquent more than 90 days, all loans in foreclosure and all foreclosed and repossessed property that New England Bancshares owns.

Analysis of Non-performing and Classified Assets. New England Bancshares considers repossessed assets and loans that are 90 days or more past due to be non-performing assets. When a loan becomes 90 days delinquent, the loan is placed on non-accrual status at which time the accrual of interest ceases and an allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a non-accrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that New England Bancshares acquires as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed real estate until it is sold. When property is acquired, it is recorded at the lower of the recorded investment in the loan or at fair value. Thereafter, New England Bancshares carries foreclosed real estate at fair value, net of estimated selling costs. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Non-performing assets totaled $1.2 million, or 0.23% of total assets, at March 31, 2008, which was an increase of $343,000, or 41.6%, from March 31, 2008. However, nonperforming loans as a percentage of loans declined from 0.41% at March 31, 2007 to 0.31% at March 31, 2008 due to the increase in loans. Non-accrual loans accounted for all of non-performing assets at March 31, 2008 and March 31, 2007. At March 31, 2008, non-accrual loans consisted of six residential real estate loans, one construction loan, one consumer loan and one commercial loan compared to six residential real estate loans on non-accrual status at March 31, 2007.

The following table provides information with respect to New England Bancshares’ non-performing assets at the dates indicated. New England Bancshares did not have any troubled debt restructurings at the dates presented.

	At March 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Non-accruing loans:
Mortgage loans:
Residential loans	$737	$824	$331	$464	$254
Commercial real estate	—	—	—	—	155
Construction loans	398

Total mortgage loans	1,135	824	331	464	409
Consumer loans	22	—	—	—	—
Commercial loans	10	—	269	—	528

Total nonaccrual loans	1,167	824	600	464	937
Other real estate owned	—	—	—	—	—

Total nonperforming assets	$1,167	$824	$600	$464	$937

Impaired loans	$398	$—	$—	$—	$755
Accruing loans 90 days or more past due	9	—	—		411
Allowance for loan losses as a percent of loans (1)	1.08%	0.94%	1.09%	1.07%	1.06%
Allowance for loan losses as a percent of nonperforming loans (2)	346.70%	227.55%	272.67%	309.70%	138.85%
Nonperforming loans as a percent of loans (1)(2)	0.31%	0.41%	0.40%	0.35%	0.76%
Nonperforming assets as a percent of total assets	0.23%	0.29%	0.23%	0.22%	0.46%

(1)	Loans are presented before allowance for loan losses.

(2)

Non-performing loans consist of all loans 90 days or more past due and other loans which have been identified by Enfield Federal as presenting uncertainty with respect to the collectibility of interest or principal.

Other than disclosed in the above table, there were no other loans at March 31, 2008 that management has serious doubts about the ability of the borrowers to comply with the present repayment terms.

Interest income that would have been recorded for the year ended March 31, 2008 had non-accruing loans been current according to their original terms amounted to $25,000, none of which was recognized in interest income.

Federal regulations require New England Bancshares to review and classify its assets on a regular basis. In addition, the Office of Thrift Supervision and FDIC have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that New England Bancshares will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets that do not currently expose New England Bancshares to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When New England Bancshares classifies an asset as substandard or doubtful, it establishes a specific allowance for loan losses. If New England Bancshares classifies an asset as loss, it charges off an amount equal to 100% of the portion of the asset classified as loss.

The following table shows the aggregate amounts of classified assets at the dates indicated.

	At March 31,
	2008	2007
	(In thousands)
Special mention assets	$23,598	$3,993
Substandard assets	7,890	1,378
Doubtful assets	—	—
Loss assets	—	—

Total classified assets	$31,488	$5,371

Classified assets at March 31, 2008 included nine loans totaling $1.2 million that were considered non-performing. Classified assets at March 31, 2007 included six loans totaling $824,000 that were considered non-performing.

Classified assets increased $26.1 million to $31.5 million at March 31, 2008 and total 8.4% and 2.7% at March 31, 2008 and 2007, respectively. The increase was caused primarily by the inclusion of classified loans due to the merger of First Valley Bancorp in the March 31, 2008 amount.

Delinquencies. The following table provides information about delinquencies in New England Bancshares’ loan portfolio at the dates indicated.

	At March 31, 2008				At March 31, 2007				At March 31, 2006
	30-89 Days		90 Days or More		30-89 Days		90 Days or More		30-89 Days		90 Days or More
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in Thousands)
Mortgage loans:
Residential loans	7	$784	1	$57	30	$3,403	—	$—	24	$2,086	1	$284
Commercial real estate	3	315	—	—	—	—	—	—	1	430	—	—
Construction loans	1	183	1	398	—	—	—	—	—	—	—	—

Total mortgage loans	11	1,282	2	455	30	3,403	—	—	25	2,516	1	284
Consumer loans	1	—	—	—	3	12	—	—	3	37	—	—
Commercial loans	8	204	—	—	—	—	—	—	—	—	3	269

Total	20	$1,486	2	$455	33	$3,415	—	$—	28	$2,553	4	$553

Delinquent loans to loans (1)		0.40%		0.12%		1.70%		—%		1.70%		0.37%

(1)	Loans are presented before the allowance for loan losses and net of deferred loan origination fees.

Analysis and Determination of the Allowance for Loan Losses. New England Bancshares maintains an allowance for loan losses to absorb probable losses inherent in the existing portfolio. When a loan, or portion thereof, is considered uncollectible, it is charged against the allowance. Recoveries of amounts previously charged-off are added to the allowance when collected. The adequacy of the allowance for loan losses is evaluated on a regular basis by management. Based on management’s judgment, the allowance for loan losses covers all known losses and inherent losses in the loan portfolio.

New England Bancshares’ methodology for assessing the appropriateness of the allowance for loan losses consists of specific allowances for identified problem loans and a general valuation allowance on the remainder of the loan portfolio. Although New England Bancshares determines the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

Specific Allowances for Identified Problem Loans. New England Bancshares establishes an allowance on identified problem loans based on factors including, but not limited to: (1) the borrower’s ability to repay the loan; (2) the type and value of the collateral; (3) the strength of New England Bancshares’ collateral position; and (4) the borrower’s repayment history.

General Valuation Allowance on the Remainder of the Portfolio. New England Bancshares also establishes a general allowance by applying loss factors to the remainder of the loan portfolio to capture the inherent losses associated with the lending activity. This general valuation allowance is determined by segregating the loans by loan category and assigning loss factors to each category. The loss factors are determined based on New England Bancshares’ historical loss experience, delinquency trends and management’s evaluation of the collectibility of the loan portfolio. Based on management’s judgment, New England Bancshares may adjust the loss factors due to: (1) changes in lending policies and procedures; (2) changes in existing general economic and business conditions affecting New England Bancshares’ primary market area; (3) credit quality trends; (4) collateral value; (5) loan volumes and concentrations; (6) seasoning of the loan portfolio; (7) recent loss experience in particular segments of the portfolio; (8) duration of the current business cycle; and (9) bank regulatory examination results. Loss factors are reevaluated quarterly to ensure their relevance in the current real estate environment.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews New England Bancshares’ loan and foreclosed real estate portfolios and the related allowance for loan losses and valuation allowance for foreclosed real estate. The Office of Thrift Supervision may require Enfield Federal to increase the allowance for loan losses or the valuation allowance for foreclosed real estate based on their judgments of information available to them at the time of their examination, thereby adversely affecting New England Bancshares’ results of operations. Similarly, the Connecticut Department of Banking and/or FDIC periodically reviews Valley Bank’s loan and foreclosed loan portfolio and related allowance for loan losses and valuation allowance for foreclosed real estate, and may require an increase to Valley Bank’s allowance for loan losses or the valuation allowance for foreclosed real estate.

At March 31, 2008, New England Bancshares’ allowance for loan losses represented 1.08% of total loans and 344.05% of non-performing loans. The allowance for loan losses increased $2.2 million from March 31, 2007 to March 31, 2008 due to $2.0 million acquired through the merger with First Valley Bancorp, a provision for loan losses of $307,000, offset by net charge-offs of $117,000. The provision for loan losses for the year ended March 31, 2008 reflected continued growth of the loan portfolio, particularly the increase in commercial real estate and commercial loans, which carry a higher risk of default than one-to four-family residential real estate loans and a slight increase in non-accrual loans and classified assets.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At March 31,
	2008		2007		2006		2005		2004
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
Mortgage loans:
Residential loans	$819	42.09	$508	59.96	$483	63.07	$428	66.42	$523	67.10
Commercial real estate	1,944	36.82	1,033	26.97	1,002	27.04	637	20.54	368	18.55
Construction loans	258	5.60	156	4.38	84	5.63	235	8.15	180	8.08
Consumer loans	53	1.67	6	1.34	12	0.67	20	0.81	15	1.14
Commercial loans	972	13.82	172	7.35	55	3.59	117	4.08	215	5.13

Total allowance for loan losses	$4,046	100.00%	$1,875	100.00%	$1,636	100.00%	$1,437	100.00%	$1,301	100.00%

Although New England Bancshares believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while New England Bancshares believes it has established its allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing its loan portfolio, will not request New England Bancshares to increase its allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loan deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect New England Bancshares’ financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to current income.

	At or For the Fiscal Year Ended March 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Balance at beginning of period	$1,875	$1,636	$1,437	$1,301	$1,008
Provision for loan losses	307	242	210	131	240
Charge-offs:
Residential loans	24	—	—	83	42
Construction loans	58	—	—	—	—
Consumer loans	34	5	17	16	—
Commercial loans	15	—	—	—	65

Total charge-offs	131	5	17	99	107

Recoveries:
Residential loans	—	—	—	80	—
Consumer loans	3	2	6	2	—
Commercial loans	11	—	—	22	—

Total Recoveries	14	2	6	104	—

Net charge-offs (recoveries)	117	3	11	(5)	107

Allowance obtained through merger	1,981	—	—	—	160

Balance at end of period	$4,046	$1,875	$1,636	$1,437	$1,301

Ratio of net charge-offs during the period to average loans outstanding during the period	0.04%	—%	0.01%	—%	0.10%
Allowance for loan losses as a percent of loans (1)	1.08%	0.94%	1.09%	1.07%	1.06%
Allowance for loan losses as a percent of nonperforming loans (2)	346.70%	227.55%	272.67%	309.70%	138.85%

(1)	Loans are presented before allowance for loan losses.

(2)

Non-performing loans consist of all loans 90 days or more past due and other loans which have been identified by New England Bancshares as presenting uncertainty with respect to the collectibility of interest or principal.

During the fiscal year ended March 31, 2008, New England Bancshares acquired $2.0 million of allowance for loan losses in connection with the acquisition of First Valley Bancorp. The loans acquired in the merger were primarily commercial real estate loans, residential loans and commercial loans, which had a face value of $141.1 million and a fair value of $141.0 million. In determining the fair value of the loans, New England Bancshares used a discounted cash flow method utilizing the current loan rate as of the date of the consummation of the merger. The amount of the allowance for loan losses that was attributable to these loans was calculated based on the collectibility of the loans, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.

During the fiscal year ended March 31, 2004, New England Bancshares acquired $160,000 of allowance for loan losses in connection with the acquisition of Windsor Locks Community Bank. The loans acquired in the merger were primarily one- to four-family loans, which had a face value of $16.7 million and a fair value of $16.6 million. In determining the fair value of the loans, New England Bancshares used a discounted cash flow method utilizing the current loan rate as of the date of the consummation of the merger. The amount of the allowance for loan losses that was attributable to these loans was calculated based on the collectibility of the loans, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. New England Bancshares’ primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities, borrowings from the FHLB of Boston and securities sold under agreements to repurchase. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

New England Bancshares regularly adjusts its investments in liquid assets based upon its assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of its asset/liability management program. Excess liquid assets are invested generally in money market mutual funds, federal funds sold and short- and intermediate-term agency and municipal securities.

New England Bancshares’ most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets are dependent on its operating, financing, lending and investing activities during any given period. At March 31, 2008, cash and cash equivalents totaled $36.2 million. Securities classified as available for sale, which provide additional sources of liquidity, totaled $63.5 million at March 31, 2008. In addition, at March 31, 2008, New England Bancshares had the ability to borrow approximately $77.6 million from the FHLB of Boston. On that date, New England Bancshares had $61.9 million outstanding.

At March 31, 2008, New England Bancshares had $47.1 million in loan commitments outstanding, which included $9.2 million in undisbursed construction loans and $27.6 in unused lines of credit. Certificates of deposit due within one year of March 31, 2008 totaled $157.1 million, or 78.3% of total deposits. If these maturing deposits do not remain with New England Bancshares, it will be required to seek other sources of funds, including other certificates of deposit and lines of credit. Depending on market conditions, New England Bancshares may be required to pay higher rates on such deposits or other borrowings than it currently pays on the certificates of deposit due on or before March 31, 2009. New England Bancshares believes, however, based on past experience, that a significant portion of its certificates of deposit will remain with it. New England Bancshares has the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents New England Bancshares’ contractual obligations at March 31, 2008.

	Payments Due by Period
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(In thousands)
Long-Term Debt Obligations (1)	$61,965	$6,106	$36,971	$8,615	$10,273
Operating Lease Obligations	13,872	796	1,645	1,691	9,740

Total	$75,837	$6,902	$38,616	$10,306	$20,013

(1)	Consists of FHLB advances.

New England Bancshares’ primary investing activities are the origination and purchase of loans and the purchase of securities. New England Bancshares’ primary financing activities consist of activity in deposit accounts, FHLB advances and securities sold under agreements to repurchase. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by New England Bancshares and its local competitors and other factors. New England Bancshares generally manages the pricing of its deposits to be competitive and to increase core deposits and commercial banking relationships. Occasionally, New England Bancshares offers promotional rates on certain deposit products to attract certain deposit products.

The following table presents New England Bancshares’ primary investing and financing activities during the periods indicated.

	Years Ended March 31,
	2008	2007	2006
	(In thousands)
Investing activities:
Loan originations	$77,994	$74,604	$41,861
Loan participations purchased	5,860	18,268	4,127
Securities purchased	40,285	17,827	17,321
Financing activities:
Increase in deposits	$188,637	$12,631	$6,053
Increase in FHLB advances	28,341	11,945	6,022
Increase in securities sold under agreements to repurchase	(622)	1,852	3,081

Capital Management. Enfield Federal and Valley Bank have managed their capital to maintain strong protection for depositors and creditors. They are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, and FDIC and State of Connecticut Department of Banking including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At March 31, 2008, Enfield Federal and Valley Bank exceeded all of their regulatory capital requirements. They are considered “well capitalized” under regulatory guidelines.

Off-Balance Sheet Arrangements. In the normal course of operations, New England Bancshares engages in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in its financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. A presentation of New England Bancshares’ outstanding loan commitments and unused lines of credit at March 31, 2008 and their effect on its liquidity is presented in the notes to the consolidated financial statements included herein.

For the year ended March 31, 2008, New England Bancshares did not engage in any off-balance-sheet transactions reasonably likely to have a material effect on its financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS No. 133. The statement is effective as of April 1, 2007. The adoption of SFAS 155 did not have a material impact on New England Bancshares’s financial condition and results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140” (SFAS No. 156). SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the “amortization method” or “fair value method” for subsequent balance sheet reporting periods. SFAS No. 156 is effective as of an entity’s first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. New England Bancshares does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. SFAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for New England Bancshares’s consolidated financial statements for the year beginning on April 1, 2008, with earlier adoption permitted. New England Bancshares does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective at the beginning of New England Bancshares’s fiscal year beginning March 31, 2008, and early adoption may be elected in certain circumstances. New England Bancshares is currently evaluating and has not yet determined the impact the new standard is expected to have on its financial position, results of operations or cash flow.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on New England Bancshares’ operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

STOCK OWNERSHIP

The following table provides information as of March 16, 2009, with respect to persons known by New England Bancshares to be the beneficial owners of more than 5% of New England Bancshares’ outstanding common stock. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power. Percentages are based on 5,863,779 shares outstanding as of March 16, 2009.

Name and Address	Number of Shares Owned		Percent of Common Stock Outstanding
Enfield Federal Savings and Loan Association Employee Stock Ownership Plan 855 Enfield Street Enfield, Connecticut 06082	390,457	(1)	6.7%
Investors of America, Limited Partnership James F. Dierberg Dierberg Operating Foundation, Inc. 135 North Meramec Clayton, Missouri 63105	333,136	(2)	5.6%

(1)	Includes 249,291 shares that have not been allocated to participants’ accounts. Under the terms of the ESOP, the ESOP trustee will vote shares allocated to participants’ accounts in the manner directed by the participants. The ESOP trustee, subject to its fiduciary responsibilities, will vote unallocated shares and allocated shares for which no timely voting instructions are received in the same proportion as shares for which the trustee has received proper voting instructions from participants.

(2)	Pursuant to a Schedule 13G filed on February 9, 2009.

The following table provides information about the shares of our common stock that may be considered to be owned by each of New England Bancshares’ directors, by the executive officers named in the Summary Compensation Table and by all of its directors and executive officers as a group as of March 16, 2009. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown. Percentages are based on 5,863,779 shares outstanding as of March 16, 2009.

Name	Number of Shares Owned (excluding options) (1)(2)		Number of Shares That May Be Acquired Within 60 Days by Exercising Options	Percent of Common Stock Outstanding (3)
Thomas O. Barnes	20,874		—	*
Lucien P. Bolduc	13,299		16,640	*
Edmund D. Donovan	18,687		—	*
Peter T. Dow	24,782	(4)	16,640	*
William C. Leary	20,259		2,142	*
Myron J. Marek	19,021		2,142	*
Dorothy K. McCarty	13,714		16,640	*
Scott D. Nogles	27,724		10,686	*
David J. O’Connor	76,253	(5)	104,215	3.0
John F. Parda	26,703	(6)	17,809	*
David J. Preleski	3,576		—	*
Richard K. Stevens	31,223		16,640	*
Richard M. Tatoian	13,530		16,640	*
All executive officers, directors, and director nominees as a group (13 persons)	309,645		220,194	8.7%

*	Less than 1% of shares outstanding

(1)

Includes unvested shares of restricted stock held in trust under the New England Bancshares, Inc. 2003 Stock-Based Incentive Plan and the New England Bancshares, Inc. 2006 Equity Incentive Plan, with respect to which the beneficial owner has voting but not investment power as follows: Messrs. Bolduc, Dow, Leary, Marek, Stevens and Tatoian and Ms. McCarty—2,019 shares; Mr. Nogles—3,000 shares; Mr. O’Connor—19,634 shares; and Mr. Parda—3,000 shares.

(2)

Includes shares allocated under the Enfield Federal Savings and Loan Association Employee Stock Ownership Plan, with respect to the individual has voting but not investment power as follows: Mr. Nogles—4,657 shares; Mr. O’Connor—15,303 shares; and Mr. Parda—8,064 shares.

(3)	Based on 5,863,779 shares of our common stock outstanding as of March 16, 2009, plus the number of shares that each person may acquire within 60 days by exercising stock options.

(4)	Includes 15,620 shares held in a trust in which Mr. Dow shares voting and investment power.

(5)	Includes 703 shares held in trust in which Mr. O’Connor shares voting and investment power.

(6)	Includes 464 shares held in trust in which Mr. Parda shares voting and investment power.

INFORMATION ABOUT APPLE VALLEY BANK

General

On December 7, 1998, the State of Connecticut Department of Banking, or CDB, approved a Temporary Certificate of Authority for The Apple Valley Bank & Trust Company, and on January 8, 1999, Apple Valley Bank was incorporated as a banking corporation under the laws of the State of Connecticut for the purpose of conducting a commercial banking business. The CDB issued a Final Certificate of Authority on March 2, 2001. Apple Valley Bank commenced commercial operations on March 2, 2001.

Apple Valley Bank operates as an independent, locally owned and managed commercial banking institution in the Towns of Cheshire, Wallingford and Southington Connecticut. Apple Valley Bank focuses primarily on the small business and consumer market segments by offering, except for trust services, a full line of competitively priced commercial bank products and services. Apple Valley Bank’s deposits are insured by the FDIC up to the applicable legal limits.

Apple Valley Bank is headquartered in Cheshire, with branch offices in Wallingford and Southington.

As of December 31, 2008, Apple Valley Bank had approximately 865 holders of record of its common stock. As of December 31, 2008, the total assets of Apple Valley Bank were $81,393,929.

Services and Markets

Apple Valley Bank services a market area comprised of the towns of Cheshire, Southington and Wallingford, Connecticut and contiguous communities. Apple Valley Bank emphasizes retail banking and offers such customary banking services as consumer and commercial checking accounts, NOW accounts, money market accounts, savings accounts, certificates of deposits, individual retirement accounts, safe deposit facilities, and money transfers. Apple Valley Bank also finances commercial and consumer transactions, makes secured and unsecured loans, offers lines of credit, and provides a variety of other banking services.

Employees

As of December 31, 2008, Apple Valley Bank had a total of 25 full-time employees and 2 part-time employees. Apple Valley Bank is not a party to any collective bargaining agreement, and Apple Valley Bank’s management believes that its employee relations are good.

Competition

Apple Valley Banking business is highly competitive. Apple Valley Bank competes with fourteen other banking institutions with a total of thirty-seven branches in the Towns of Cheshire, Southington and Wallingford, excluding mortgage brokers. Apple Valley Bank also competes with other financial service organizations, including savings and loan associations, finance companies, credit unions, and certain governmental agencies. Apple Valley Bank may also compete with Internet banks and other financial institutions located throughout the United States. To the extent that banks must maintain non-interest-earning reserves against deposits, they may be at a competitive disadvantage when compared with other financial service organizations that are not required to maintain the same level of reserves against substantially equivalent sources of funds.

Supervision and Regulation

The following descriptions of certain statutory provisions that affect Apple Valley Bank’s business are summaries and do not purport to be complete descriptions of the applicable laws and their effect on Apple Valley Bank and its business, and are qualified in their entirety by reference to the actual statutes and regulations involved.

Connecticut Regulations

Apple Valley Bank is incorporated in the State of Connecticut and is subject to the Connecticut Business Corporation Act and the Connecticut statutes. As a state-chartered bank and member of the FDIC, Apple Valley Bank is subject to regulation both by the Commissioner of the Connecticut Department of Bank, or Commissioner, and by the FDIC. Applicable laws and regulations impose restrictions and requirements in many areas, including capital requirements, maintenance of reserves, establishment of new branch offices, mergers, making of loans and investments, consumer protection, employment practices and other matters. Any new regulations or amendments to existing regulations may materially affect the services offered, expenses incurred and income generated by Apple Valley Bank.

The Commissioner regulates Apple Valley Bank’s internal organization as well as its deposits, lending and investment activities. The approval of the Commissioner is required to, among other things, open branch offices and consummate merger transactions and other business combinations. The Commissioner conducts periodic examinations of Apple Valley Bank. The Connecticut banking statutes also restrict the ability of Apple Valley Bank to declare cash dividends to its shareholders.

Subject to certain limited exceptions, loans made to any one obligor may not exceed fifteen percent (15%) of Apple Valley Bank’s capital, surplus, undivided profits and loan reserves.

Federal Deposit Insurance Corporation Regulations

Apple Valley Bank’s deposit accounts are insured by the FDIC in an amount up to $100,000 for each insured depositor; however, the dollar amount of deposits insured by the FDIC has temporarily been increased to $250,000 until December 2009. This FDIC insurance may be terminated, after notice and a hearing, if the FDIC determines that Apple Valley Bank has engaged in unsafe or unsound practices or is in an unsafe or unsound condition, including failure to meet the required capital ratios mentioned below. The FDIC regulates Apple Valley Bank in many of the areas also regulated by the Commissioner, also conducts periodic examinations of Apple Valley Bank and requires periodic reporting by Apple Valley Bank of its financial condition. The FDIC and the Commissioner have extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets, adequacy of capital, and the establishment of adequate loan loss reserves for regulatory purposes. If either regulatory authority determines that an institution fails to meet any of its standards, or is engaging in any activity that is considered to be unsafe or unsound, it may require an institution to address and implement an acceptable plan to achieve compliance with the standards, and to implement corrective action to resolve identified concerns. The FDIC and the Commissioner may also initiate formal enforcement or corrective action, which may range from the issuance of a capital directive or a cease and desist order, the removal of officers or directors, receivership, conservatorship or, as indicated above, the termination of deposit insurance. The FDIC and the Commissioner may also impose conditions in connection with the approval of the merger of Apple Valley Bank and Valley Bank that would restrict the future operations of the combined bank.

In February 2006, the Federal Deposit Insurance Reform Act of 2005, or FDIR Act, was signed into law. As a result of the passage of the FDIR Act, among other things: (i) the Bank Insurance Fund, or BIF, was merged with the FDIC’s Savings Association Insurance Fund creating the Deposit Insurance Fund, or DIF; (ii) the $100,000 per account insurance level is indexed to reflect inflation; (iii) deposit insurance coverage for certain retirement accounts was increased to $250,000; and (iv) a cap was placed on the level of the DIF and dividends that are paid to banks once the level of the DIF exceeds the specified threshold. Apple Valley Bank has established policies and procedures to ensure compliance with the FDIR Act.

Assessment rates set by the FDIC effective January 1, 2009, range from 12 to 50 basis points for the first quarter of 2009. The first quarter of 2009 assessment rates reflect a 7 basis point increase across all assessment rates from 2008. On February 27, 2009, the FDIC issued new rules to take effect April 1, 2009 to change the way the FDIC differentiates risk and appropriates assessment rates. Base assessment rates set to take effect on April 1, 2009 will range from 12 to 45 basis points, but giving effect to certain risk adjustments in the rule issued by the FDIC on February 27, 2009, assessments may range from 7 to 77.5 basis points. In addition, the FDIC also issued an interim rule on February 27, 2009 that will impose an emergency special assessment of 20 basis points in addition to its risk-based assessment, although the FDIC has indicated a willingness to decrease the special assessment under certain circumstances concerning the overall financial health of the insurance fund. This special assessment will be imposed on June 30, 2009 and collected on September 30, 2009.

Apple Valley Bank’s management does not expect that compliance with the FDIR Act and current FDIC assessment rates will have a material impact on Apple Valley Bank’s business and operations.

Emergency Economic Stabilization Act of 2008

Among the numerous steps the U.S. government has taken in response to the financial crises affecting the overall banking system and financial markets, was the enactment of the Emergency Economic Stabilization Act of 2008, or EESA, on October 3, 2008. The EESA included a provision for an increase in the amount of deposits insured by the FDIC to $250,000 until December 2009 to strengthen confidence in Apple Valley Banking system. On October 14, 2008, the FDIC announced a new program, the Temporary Liquidity Guarantee Program that provides unlimited deposit insurance on funds in noninterest-bearing transaction deposit accounts not otherwise covered by the existing deposit insurance limit of $250,000.

Troubled Asset Relief Program and Capital Purchase Program

The Troubled Asset Relief Program, or TARP, was established as part of the EESA in October 2008. The TARP gave the U.S. Department of Treasury, or Treasury, authority to deploy up to $700 billion into the financial system with the objective of improving liquidity in the capital markets. On October 14, 2008, the Treasury announced plans to direct $250 billion of the $700 billion authorized into preferred stock investments in banks, or CPP. Financial institutions that participate in the CPP and issue preferred stock to the Treasury will be subject to certain requirements and restrictions established by the Treasury. Apple Valley Bank submitted an application for TARP funds on November 14, 2008, but withdrew that application on January 15, 2009 in light of the pending merger with New England Bancshares.

Community Reinvestment Act

The Community Reinvestment Act, or CRA, was enacted to encourage every financial institution to help meet the credit needs of its entire community, including low and moderate income neighborhoods, consistent with its safe and sound operation. Apple Valley Bank is subject to meeting the CRA requirements of both the FDIC and the State of Connecticut. Under the CRA, state and federal regulators are required, in examining financial institutions and when considering applications for approval of certain merger, acquisition and other transactions, to take into account the institution’s record in helping to meet the credit needs of its entire community including low and moderate income neighborhoods.

USA Patriot Act of 2001

On October 26, 2001, the United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or Patriot Act, became law. The Patriot Act, passed in response to the events of September 11, 2001, includes several money laundering and banking provisions that significantly impact financial institutions, the most significant of which is the requirement for all financial institutions to develop anti-money laundering programs. On March 9, 2006, President Bush signed the USA Patriot Act Improvement and Reauthorization Act, which extended and modified the Patriot Act. Apple Valley Bank has established policies and procedures to ensure compliance with the Patriot Act. While Apple Valley Bank’s management does believe that the Patriot Act may, to some degree, affect Apple Valley Bank’s record keeping and reporting expenses, Apple Valley Bank’s management does not expect that compliance with the Patriot Act will have a material impact on Apple Valley Bank’s business and operations.

Sarbanes-Oxley Act of 2002

On July 30, 2002, the Sarbanes-Oxley Act of 2002, or SOX, was signed into law to address corporate and accounting fraud. SOX establishes a new accounting oversight board that enforces auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, SOX also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the SEC; (ii) imposes disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and (iv) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one “audit committee financial expert.”

As a public reporting company, Apple Valley Bank is subject to the requirements of SOX and related rules and regulations issued by the Securities and Exchange Commission and applied to Apple Valley Bank by the FDIC. Apple Valley Bank has and will this year, incur additional operating expense as a result of certain of the requirements of SOX, but Apple Valley Bank’s management does not expect that this anticipated operating expense will have a material impact on Apple Valley Bank’s business and operations.

Other Laws and Regulations

Matters such as reserves against deposits, branching, mergers, fiduciary activities, non-banking business activities and other matters are subject to regulation, as are procedures for extending credit, credit practices and disclosure of credit terms.

Apple Valley Bank is prohibited by Connecticut banking law from paying cash dividends except from its net profits, which is defined as the remainder of all earnings from current operations. The total of all dividends declared by a bank in any calendar year may not, unless specifically approved by the Commissioner, exceed the total of its net profits of that year combined with its retained net profits of the preceding two years. The Commissioner also prohibits the payment of dividends prior to recapture of all organizational, pre-opening and offering expenses from operating profits. In some instances, the FDIC may impose further restrictions on dividends.

The potential exists for additional federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Actions taken to date, as well as potential actions, may not be effective, particularly with respect to the extreme levels of volatility and limited credit availability currently being experienced. In addition, new laws, regulations, and other regulatory changes will increase Apple Valley Bank’s FDIC insurance premiums and may also increase its costs of regulatory compliance and of doing business, and otherwise affect its operations. New laws, regulations, and other regulatory changes, along with negative developments in the financial industry and the domestic and international credit markets, may significantly affect the markets in which Apple Valley Bank does business, the markets for and value of Apple Valley Bank’s loans and investments, and its ongoing operations, costs and profitability. Further, continued declines in the stock market in general, or for stock of financial institutions, could affect Apple Valley Bank’s stock performance.

Management’s Discussion and Analysis of Financial Condition and Results of Operation.

General

From the time of Apple Valley Bank’s organization on December 7, 1998 until December 31, 2001, its principal activities had been related to its organization, completing its initial public offering, and the pursuit of the requisite approvals of its application to charter Apple Valley Bank.

On August 16, 2000, Apple Valley Bank concluded its initial public offering of the units, each consisting of one share of Common Stock and one Warrant to purchase two-tenths of one share of Common Stock. During its initial public offering, Apple Valley Bank sold 862,013 units at $10 per share, which provided Apple Valley Bank with $8,272,764 in capital after deducting offering expenses of $347,366. After receiving all applicable regulatory approvals and satisfying pre-opening examination procedures, Apple Valley Bank opened for business to the public on March 2, 2001 in banking facilities located in Cheshire, Connecticut. The warrants expired on March 2, 2005.

Summary

Apple Valley Bank’s total assets at December 31, 2008 were $81,393,929, principally composed of $64,234,331 in net loans, $4,185,563 in available-for-sale securities (at fair value) and $7,973,668 in cash and cash equivalents. In addition to capital of $5,961,391, these assets were funded by $70,695,662 in deposits and $4,502,921 in Federal Home Loan Bank, or FHLB, advances. Deposit composition at December 31, 2008 included $6,303,008 of demand deposits, $25,441,988 in interest-bearing demand and savings deposits, and $38,950,666 in time deposits.

Summary

The following is summary financial data at or for the years ended December 31, 2008 and December 31, 2007.

	2008	2007
Operating Data
Interest and dividend income	$4,476,688	$4,129,859
Interest expense	2,191,607	2,130,370
Net interest and dividend income	2,285,081	1,999,489
Provision for loan losses	498,680	96,000
Noninterest income	176,385	86,843
Noninterest expense	2,916,660	2,696,146
(Benefit) expense for income taxes	(368,053)	(305,882)
Net (loss) income	(585,821)	(399,932)
Net (loss) income per share	(0.68)	(0.46)

	At December 31, 2008	At December 31, 2007
Balance Sheet Data
Cash and due from banks	$7,966,728	$1,488,723
Federal funds sold	0	100,000
Interest-bearing demand deposits with other banks	6,940	145,999
Investments in available-for-sale securities, at fair value	4,185,563	5,897,193
Loans, net	64,234,331	58,364,441
Total assets	81,393,929	70,182,856
Total deposits	70,695,662	56,503,724
Borrowed funds	4,502,921	6,882,977
Total stockholders’ equity	5,961,391	6,539,435

Apple Valley Bank had a loss before income taxes of $953,874 compared to a loss of $705,814 in 2007, an increase of $248,060. The increase was due to an increase in provision for loan losses of $402,680 and an increase in total noninterest expense of $220,514 that was partly offset by an increase in net interest and dividend income of $285,592 and an increase in total noninterest income of $89,542. Apple Valley Bank had a net loss after income tax of $585,821 or $(.68) loss per share compared to a 2007 net loss of $399,932 or $(.46) loss per share. The net interest margin was 3.11% in 2008 and 3.25% in 2007.

Total assets increased approximately $11.2 million from total assets of approximately $70.2 million at December 31, 2007 to approximately $81.4 million at December 31, 2008. The increase in Apple Valley Bank’s assets was funded principally by the increase in deposits of approximately $14.2 million and partly offset by the decrease in FHLB advances of approximately $2.4 million. Deposits increased approximately $14.2 million from approximately $56.5 million at December 31, 2007 to approximately $70.7 million at December 31, 2008. Apple Valley Bank’s successful marketing campaigns designed to attract customers as well as the introduction of Apple Valley Bank’s new premium Apple One savings product and the acquisition of State of Connecticut funds of approximately $0.5 million have contributed to the increase in deposits. The net loan portfolio increased approximately $5.8 million from approximately $58.4 million at December 31, 2007 to approximately $64.2 million at December 31, 2008. Marketing efforts by Apple Valley Bank and professional contacts contributed to the growth of Apple Valley Bank’s loan portfolio. Loan growth was funded through general deposit growth. During 2008, Apple Valley Bank recorded $498,680 in provision for loan losses and there was $468,344 in charged-off loans during the period. Equity decreased approximately $578,000 from approximately $6,539,000 at December 31, 2007, to approximately $5,961,000 at December 31, 2008. The decrease was due to net loss of $585,821 and was partly offset by a net change in unrealized holding loss on available-for-sale securities, net of tax effect of $7,777.

Financial Condition at December 31, 2008 and 2007

Assets

Total assets increased approximately $11.2 million from approximately $70.2 million at December 31, 2007 to approximately $81.4 million at December 31, 2008. The growth in total assets was funded by deposit growth of approximately $14.2 million. Cash and due from banks increased approximately $6.5 million from approximately $1.5 million at December 31, 2007 to approximately $8.0 million at December 31, 2008. The increase in 2008 was primarily due to the increase of approximately $6.8 million on deposit with the Federal Reserve Bank of Boston. Federal funds sold decreased $100,000 from $100,000 at December 31, 2007 to $0 at December 31, 2008. Available-for-sale securities decreased approximately $1.7 million from approximately $5.9 million at December 31, 2007 to approximately $4.2 million at December 31, 2008. The decrease in the investment portfolio was due to maturing investments that were not reinvested but used to help fund the growth in the loan portfolio. Apple Valley Bank did not sell any investments in 2008.

Investments

The following table is a summary of Apple Valley Bank’s available-for-sale investment portfolio at December 31, 2008 and December 31, 2007 (at fair value):

	2008	2007
Debt securities issued by U.S government corporations and agencies	$1,552,439	$3,538,720
Mortgage-backed securities	2,633,124	2,358,473

Total Investments available-for-sale	$4,185,563	$5,897,193

During 2008, Apple Valley Bank purchased securities of approximately $1.6 million. In 2008, Apple Valley Bank had maturities and calls of U. S. Agency notes of approximately $2.5 million and pay downs of mortgage-backed securities of approximately $0.8 million.

At December 31, 2008 interest-bearing time deposits with other banks totaled $0.

Apple Valley Bank became a member of the Federal Home Loan Bank in 2001 to strengthen lending capabilities and expand services at a future date. At December 31, 2008 the Federal Home Loan Bank stock totaled $465,000.

The following table presents the maturity distribution of available-for-sale investment securities at December 31, 2008 (at fair value):

	One Year Or Less	One Through Five Years	Ten Years And Over
U.S. government agency	$500,470	$1,051,969	$0
Mortgage-backed securities	103,115	433,487	2,096,522

Total Investments	$603,585	$1,485,456	$2,096,522

The following table presents the amortized cost and fair value of available-for-sale investment securities at December 31, 2008:

	Amortized Cost	Fair Value
Debt securities issued by U.S government corporations and agencies	$1,528,952	$1,552,439
Mortgage-backed securities	2,654,095	2,633,124

Total Investments	$4,183,047	$4,185,563

Loans

The following table is a summary of Apple Valley Bank’s loan portfolio at December 31, 2008 and December 31, 2007:

	2008	2007
Real Estate:
Commercial	$21,782,008	$17,491,124
Construction and land development	5,429,566	4,406,784
Residential	29,548,331	21,721,141
Commercial and industrial	7,477,544	14,844,513
Consumer	561,388	463,063

Gross loans	64,798,837	58,926,625
Allowance for loan losses	(701,656)	(671,320)
Net deferred costs	137,150	109,136

Net loan portfolio	$64,234,331	$58,364,441

Apple Valley Bank’s net loan portfolio increased approximately $5.8 million from approximately $58.4 million at December 31, 2007 to approximately $64.2 million at December 31, 2008. Loan growth was funded by general deposit growth. The increase in the loan portfolio was primarily due to the use of cable television to advertise Apple Valley Bank and the opening of Apple Valley Bank’s branch in Southington in June 2007. In 2008, Apple Valley Bank sold $6,239,338 in loans in an effort to improve its liquidity and capital ratios. At December 31, 2008, the net loan to deposit ratio was 90.86% compared to 103.29% in 2007 and the net loan to total asset ratio was 78.92% compared to 83.16% at December 31, 2007.

During 2008, the Federal Reserve Bank decreased the Federal Funds Rate and Discount Rate seven times. Subsequently, most banks, including Apple Valley Bank, decreased their prime-lending rate.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table presents the maturities of loans in Apple Valley Bank’s portfolio at December 31, 2008, by type of loan:

(Dollars in thousands)	Due in one year or less	Due after one year through five years	Due after five years	Total
Commercial & construction real estate	$6,970	$16,728	$3,514	$27,212
Residential real estate	9,472	4,699	15,377	29,548
Other loans	3,788	2,931	1,320	8,039

Total	$20,230	$24,358	$20,211	$64,799

(Dollars in thousands)	Due in one year or less	Due after one year through five years	Due after five years	Total
Fixed rate loans	$4,967	$4,370	$17,773	$27,110
Variable rate loans	15,263	19,988	2,438	37,689

Total	$20,230	$24,358	$20,211	$64,799

The majority of Apple Valley Bank’s loan portfolio is comprised of loans collateralized by real estate located in the state of Connecticut.

Allowance for Loan Losses

The provision for loan losses is a charge against income and an addition to the allowance for loan losses. Management’s judgment in determining the adequacy of the allowance is based on an evaluation of individual loans, the risk characteristics and size of Apple Valley Bank’s loan portfolio, an assessment of current economic and real estate market conditions, estimates of the current value of underlying collateral, past loan loss experience, review of regulatory authority examination reports and evaluations of loans and other relevant factors.

Based upon this evaluation, management believes the allowance for loan losses of $701,656 at December 31, 2008, which represents 1.08% of gross loans outstanding, is adequate under prevailing economic conditions to absorb losses inherent in the loan portfolio. At December 31, 2007, the allowance for loan losses was $671,320, which represented 1.14% of gross loans outstanding.

The accrual of interest income on loans is discontinued whenever reasonable doubt exists as to its collectability. Generally it is discontinued when loans are past due 90 days as to either principal or interest. When the accrual of interest income is discontinued, all previously accrued and uncollected interest is reserved against interest income. The accrual of interest on loans past due 90 days or more may be continued if the loan is well secured, if it is believed all principal and accrued interest income due on the loan will be realized, and if the loan is in the process of collection. A non-accrual loan is restored to an accrual status when it is no longer delinquent and the collection of interest and principal is no longer in doubt. Interest income on impaired loans is only recorded subsequent to the recovery of the principal balance.

In most cases, loan payments that are past due less than 90 days are considered minor collection delays, and the related loans are not considered to be impaired. Apple Valley Bank considers consumer installment loans to be pools of smaller balance homogeneous loans, which are collectively evaluated for impairment.

Analysis of Allowance for Loan Losses, Years Ended December 31, 2008 and 2007

	2008	2007
Balance at beginning of period	$671,320	$577,000
Provision for loan losses	498,680	96,000
Charge offs	(468,344)	(1,680)

Balance at end of period	$701,656	$671,320

Allocation of the Allowance for Loan Losses

	As of December 31,
	Amounts		Percent of loans in each category to total loans
	2008	2007	2008	2007
Real Estate:
Commercial	$236,000	$200,000	33.61%	29.68%
Construction and land development	59,000	50,000	8.38%	7.48%
Residential	320,000	247,000	45.60%	36.86%
Commercial and industrial	81,000	169,000	11.54%	25.19%
Consumer	5,656	5,320	0.87%	0.79%

	$701,656	$671,320	100.00%	100.00%

Nonaccrual, Past Due and Restructured Loans

Apple Valley Bank had no loans delinquent over 90 days and still accruing interest and ten non-accruing loans for $1,630,770 as of December 31, 2008. Apple Valley Bank had no delinquent loans over 90 days and still accruing interest and two non-accruing loan for $663,441 as of December 31, 2007.

There were no loans on the above dates considered as “troubled debt restructurings.” The accounting standards for troubled debt restructurings are set forth in FASB Statement No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring,” as amended by FASB Statement No. 114 “Accounting by Creditors for Impairment of a Loan.”

Potential Problem Loans

At December 31, 2008, Apple Valley Bank had ten loans totaling $1,630,770 which management has significant doubts as to the ability of the borrower to comply with the present repayment terms.

Deposits

The following table is a summary of Apple Valley Bank’s deposits at December 31, 2008 and December 31, 2007:

	2008	2007
Noninterest-bearing	$6,303,008	$6,413,633
Interest-bearing (NOW) accounts and money market	15,197,084	10,173,960
Savings	10,244,904	3,800,594
Certificates of Deposits, $100,000 or more	14,526,155	13,568,000
Certificates of Deposits, less than $100,000	24,424,511	22,547,537

Total Deposits	$70,695,662	$56,503,724

Total deposits increased approximately $14.2 million from approximately $56.5 million at December 31, 2007 to approximately $70.7 million at December 31, 2008. The increase in 2008 was primarily due to the increase in NOW and money market accounts of approximately $5.0 million and the increase in savings account of approximately $6.4 million. Interest-bearing deposits (primarily time deposits) increased approximately $14.3 million from approximately $50.1 million at December 31, 2007 to approximately $64.4 million at December 31, 2008. Apple Valley Bank’s successful marketing campaigns designed to attract customers as well as the introduction of Apple Valley Bank’s new premium Apple One savings product and acquiring State of Connecticut funds of approximately $0.5 million has contributed to the increase in interest bearing deposits. Non-interest bearing deposits decreased approximately $0.1 million from approximately $6.4 million at December 31, 2007 to approximately $6.3 million at December 31, 2008.

As of December 31, 2008, Apple Valley Bank’s maturities of time deposits were:

	$100,000 or more	Less than $100,000	Totals
Three months or less	$5,525,931	$3,851,235	$9,377,166
Three to six months	975,384	2,427,685	3,403,069
Six months to one year	3,491,821	8,346,829	11,838,650
Over one year	4,533,019	9,798,762	14,331,781

	$14,526,155	$24,424,511	$38,950,666

Federal Home Loan Bank borrowings decreased approximately $2.4 million from $6.9 million at December 31, 2007 to approximately $4.5 million at December 31, 2008. The decrease in such borrowings in 2008 was primarily due to the increase in total loans being less than the increase in total deposits. Accrued expenses decreased $11,611 from $102,231 at December 31, 2007 to $90,620 at December 31, 2008. The decrease in such expenses was primarily due to an decrease in accrued audit expenses. Accrued rent payable decreased $6,571 from $45,164 at December 31, 2007 to $38,593 at December 31, 2008.

Results of Operations for the Years Ended December 31, 2008 and 2007

Apple Valley Bank had a loss before income taxes of $953,874 compared to a loss of $705,814 in 2007, an increase of $248,060. The increase was due to an increase in provision for loan losses of $402,680 and an increase in total noninterest expense of $220,514 that was partly offset by an increase in net interest and dividend income of $285,592 and an increase in total noninterest income of $89,542. Apple Valley Bank had a net loss after income tax of $585,821 or $.68 loss per share compared to a 2007 net loss of $399,932 or $.46 loss per share. Interest and dividend income was $4,476,688; noninterest income was $176,385; interest expense was $2,191,607 and noninterest expense was $2,916,660 for the year ended December 31, 2008 as compared to interest and dividend income of $4,129,859; noninterest income of $86,843; interest expense of $2,130,370 and noninterest expense of $2,696,146 for the year ended December 31, 2007. Provision for loan losses was $498,680 for the period ended December 31, 2008 compared to $96,000 for the year ended December 31, 2007. The higher provision in 2008 was driven by the greater increase in charged offs loans. Income tax benefit was $368,053 for the period ended December 31, 2008 compared with $305,882 for the year ended December 31, 2007. The change in tax benefit was due to the increase in net loss before taxes of $248,060.

The following are measurements of Apple Valley Bank’s returns in relation to average assets, average equity and earnings per share for 2008 and 2007:

	2008	2007
(Loss) return on average assets	(0.75)%	(0.61)%
(Loss) return on average equity	(9.23)%	(5.96)%
Average equity to average assets	8.11%	10.23%
(Loss) earnings per share	$(0.68)	$(0.46)

Interest and dividend income and interest expense

Apple Valley Bank’s interest and dividend income increased $346,829 from $4,129,859 for the year ended December 31, 2007 to $4,476,688 for the year ended December 31, 2007. The increase in 2008 was primarily due to the increase in the size of the loan portfolio. Interest and fees on loans increased $485,489 from $3,745,391 for the year ended December 31, 2007 to $4,230,880 for the year ended December 31, 2008. The increase in interest and fees on loans in 2008 was driven by increase in the size of the loan portfolio. Interest and dividends on securities decreased $81,995 from $276,968 for the year ended December 31, 2007 to $194,973 for the year ended December 31, 2008. The decrease in interest and dividends on securities in 2008 was primarily due to the decrease in the size of the investment portfolio. Interest on federal funds sold decreased $43,844 from $76,574 for the year ended December 31, 2007 to $32,730 for the year ended December 31, 2008. The decrease in interest on federal funds sold in 2008 was primarily due to a decrease in the federal fund rate.

Apple Valley Bank’s interest expense increased $61,237 from $2,130,370 for the year ended December 31, 2007 to $2,191,607 for the year ended December 31, 2008. The increase in interest expense in 2008 was driven by the increase in total deposits. Interest on deposits increased $26,690 from $1,959,794 for the year ended December 31, 2007 to $1,986,484 for the year ended December 31, 2008. The increase in interest on deposits in 2008 was due to the increase in total deposits and partly offset by the decrease in rates paid on deposits. Interest on Federal Home Loan Bank advances increased $34,547 from $170,576 for the year ended December 31, 2007 to $205,123 for the year ended December 31, 2008. The increase in interest on Federal Home Loan Bank advances in 2008 was due to the increase in the year to date average balance in Federal Home Loan Bank advances.

The following table presents Apple Valley Bank’s average balance sheet, net interest income, and interest rates for the years ended December 31, 2008 and 2007:

	Year Ended December 31, 2008			Year Ended December 31, 2007
	Interest Average Balance	Earned/ Paid	Yield/ Rate	Interest Average Balance	Earned/ Paid	Yield/ Rate
ASSETS:
Interest-earning assets:
Federal funds sold	$2,239,672	$32,730	1.46%	$1,475,739	76,574	5.19%
Investment securities	5,192,161	213,078	4.10%	7,112,314	307,894	4.33%
Loans, net	65,967,192	4,230,880	6.41%	52,899,123	3,745,391	7.08%

Total interest-earning assets	73,399,025	4,476,688	6.10%	61,487,176	4,129,859	6.72%

Non-interest earning assets	4,881,501			4,081,982

Total assets	$78,280,526			$65,569,158

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Interest-bearing liabilities:
Deposits:
NOW	$3,108,765	31,513	1.01%	$2,278,203	29,176	1.28%
Money market accounts	10,046,226	253,667	2.52%	9,622,100	305,631	3.18%
Regular savings accounts	8,099,409	155,640	1.92%	3,544,638	17,357	0.49%
Time deposits	38,576,957	1,545,664	4.01%	33,491,910	1,607,630	4.80%

Total interest-bearing deposits	59,831,357	1,986,484	3.32%	48,936,851	1,959,794	4.00%
Federal Home Loan Bank advances	5,951,080	205,123	3.45%	4,693,308	170,576	3.63%

Total interest-bearing liabilities	65,782,437	2,191,607	3.33%	53,630,159	2,130,370	3.97%

Demand deposits	5,883,538			4,979,851
Other liabilities	268,117			254,318
Stockholders’ equity	6,346,434			6,704,830

Total liabilities and stockholders’ equity	$78,280,526			$65,569,158

Net interest income		$2,285,081			$1,999,489

Interest rate spread			2.77%			2.75%

Net interest margin			3.11%			3.25%

Rate/Volume Analysis

The following table reflects the changes for the year ended December 31, 2008 when compared to the period ended December 31, 2007 in net interest income arising from changes in interest rates and from asset and liability volume, including mix. The change in interest attributable to both rate and volume has been allocated to the changes in the rate and the volume on a pro rata basis.

2008 Compared to 2007

Increase (Decrease) Due to:

	Volume	Rate	Total
Interest earned on:
Federal funds sold	$113,084	$(156,928)	$(43,844)
Investment securities	(79,235)	(15,581)	(94,816)
Loans, net	784,485	(298,996)	485,489

Total interest-earning assets	818,334	(471,505)	346,829

Interest paid on:
Deposits:
NOW	5,458	(3,121)	2,337
Money market accounts	14,228	(66,192)	(51,964)
Regular savings accounts	42,214	96,069	138,283
Time deposits	699,479	(761,445)	(61,966)
Federal Home Loan Bank advances	42,790	(8,243)	34,547

Total interest-bearing liabilities	804,169	(742,932)	61,237

Increase in net interest income	$14,165	$271,427	$285,592

The information shown in the above table has been calculated from the changes presented in the average balance sheet.

Management regularly reviews loan and deposit rates and attempts to price Apple Valley Bank’s products competitively. With the assistance of its investment advisors, Apple Valley Bank tracks its mix of asset/liability maturities and strives to maintain a reasonable match. Performance ratios are reviewed quarterly by management and the Board and are used to set strategies.

Noninterest income

Apple Valley Bank’s noninterest income increased $89,542 from $86,843 for the year ended December 31, 2007 to $176,385 for the year ended December 31, 2008. The increase in noninterest income in 2008 was primarily due to increased service charges on deposits. Service charges on deposits increased $67,742 from $61,496 for the year ended December 31, 2007 to $129,238 for the year ended December 31, 2008. The increase in 2008 was due to the increase in service charges on non-sufficient funds of $57,441 in 2008. Other income increased $21,800 from $25,347 for the year ended December 31, 2007 to $47,147 for the year ended December 31, 2008. The increase was primarily due to an increase in merchant’s service income and ATM Network income.

Noninterest expense

Apple Valley Bank’s noninterest expense increased $220,514 from $2,696,146 for the year ended December 31, 2007 to $2,916,660 for the year ended December 31, 2008. The increase in noninterest expense in 2008 was primarily due to expenses incurred in having the Southington branch open for a full year and the increases in FDIC insurance premiums and foreclosure expense. Salaries and benefits increased $318 from $1,479,306 for the year ended December 31, 2007 to $1,479,624 for the year ended December 31, 2008. The increase was due to having the Southington branch open for a full year and was partly offset by the decrease in employee insurance due to Apple Valley Bank paying 10% less of total cost. Occupancy expense increased $27,095 from $315,773 for the year ended December 31, 2007 to $342,868 for the year ended December 31, 2008. The increase in 2008 was due to the increase in building maintenance, utility costs and building depreciation associated with the opening of Apple Valley Bank’s Southington branch. Equipment expense increased $25,479 from $121,390 for the year ended December 31, 2007 to $146,869 for the year ended December 31, 2008. The increase in 2008 was due to the increase in equipment and computer hardware depreciation and maintenance associated with opening the Southington branch. Insurance expense increased $1,278 from $52,753 for the year ended December 31, 2007 to $54,031 for the year ended December 31, 2008. The increase in insurance expense in 2008 was primarily due to the increase in property liability insurance and was partly offset by the decreases in blanket bond insurance and directors and officers insurance. Professional services expenses increased $41,460 from $169,416 for the year ended December 31, 2007 to $210,876 for the year ended December 31, 2008. The increase in 2008 was due to the increase in legal expense, auditing expense and other services. Advertising and promotional expenses decreased $18,742 from $92,653 for the year ended December 31, 2007 to $73,911 for the year ended December 31, 2008. The decrease in advertising and promotional items was mainly due to Apple Valley Bank not having to market the opening of two new branches as in 2007. Supplies expense decreased $19,159 from $60,768 for the year ended December 31, 2007 to $41,609 for the year ended December 31, 2008. The decrease in supplies expenses in 2008 was primarily having the startup cost in 2007 for supplies needed at Apple Valley Bank’s Southington branch. Data processing and other outside services expenses increased $43,878 from $166,484 for the year ended December 31, 2007 to $210,362 for the year ended December 31, 2008. The increase in data processing and other outside services expenses was due to the increased costs of computer software maintenance and depreciation. Other expenses increased $118,907 from $237,603 for the year ended December 31, 2007 to $356,510 for the year ended December 31, 2008. The increase in other expenses in 2007 was primarily due to the increase in FDIC insurance premiums of $34,716, the increase in foreclosure expense of $46,557 and the increase in ATM network expense of $11,754.

Liquidity

Apple Valley Bank must maintain a certain portion of its assets in funds that are readily available to pay deposit withdrawals and to meet expected loan demands. Cash and cash equivalents totaled $7,973,668 at December 31, 2008. For 2008, cash used in operating activities totaled $353,493. Cash used in investing activities totaled $5,219,443, which was primarily used to fund loan growth. Cash provided by financing activities totaled $11,811,882 and resulted from increases in deposits and a decrease in proceeds from advances from the Federal Home Loan Bank.

Capital Resources

Apple Valley Bank is required to maintain minimum amounts of capital to total “risk weighted” assets, as defined by banking regulators. At December 31, 2008, Apple Valley Bank was required to have Tier 1 and Total Capital to “risk weighted” assets ratios of 4% and 8%, respectively. Apple Valley Bank’s ratios as of December 31, 2008 were in excess of these requirements. Additionally, Apple Valley Bank is required to maintain a Tier 1 leverage ratio of at least 4%. At December 31, 2008, the leverage ratio was approximately 5.48%. Apple Valley Bank was “adequately capitalized” under regulatory guidelines at December 31, 2008. While the current level of capital meets the regulatory requirements and Apple Valley Bank’s current and foreseeable needs, management will continue to evaluate the capital needs of Apple Valley Bank as it experiences growth.

The following table illustrates Apple Valley Bank’s regulatory capital ratios:

	December 31, 2008	December 31, 2007
Leverage Capital	5.48%	8.17%
Tier 1 Risk-Based Capital	7.28%	9.36%
Total Risk-Based Capital	8.47%	10.53%

The decrease in leverage capital ratio in 2008 was due to the net loss and to the increase in total assets.

Impact of Inflation and Changing Prices

Apple Valley Bank’s financial statements have been prepared in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Virtually all of the assets and liabilities of a financial institution like Apple Valley Bank are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effect of levels of inflation on companies in many other industrial groups. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Notwithstanding this, inflation can directly affect the value of loan collateral such as real estate. Inflation, or disinflation, could significantly affect Apple Valley Bank’s earnings in future periods.

Recent Developments

Given the current economic downturn and the operating environment for financial institutions, management of Apple Valley Bank continues to address issues related to its decreased earnings and asset quality, particularly as they have impacted capital levels. A continuing deterioration in the economy and sustained uncertainty in the financial markets is expected to have a continuing adverse effect on Apple Valley Bank and its operating results. If the merger is not approved by the shareholders of Apple Valley Bank, management of Apple Valley Bank is expected to continue to address issues related to the foregoing.

Security Ownership of Certain Beneficial Owners and Management of Apple Valley Bank

The following table sets forth certain information regarding the beneficial ownership of Apple Valley Bank’s common stock, as of December 31, 2008 by (i) each of the current directors, (ii) each of the current named executive officers and (iii) all of the Bank’s current directors and executive officers as a group. Except as indicated in the footnotes to this table, each beneficial owner named in this table has sole voting and investment power with respect to the shares set forth opposite the beneficial owner’s name.

Name and Address*	Shares Beneficially Owned (1)		Percent of Class
Director or Executive Officer
Michael J. Alfieri	2,000.23%
Maureen A. Frank	—		—
Randall J. Gage	—		—
G. Donald Jacobson	6,000.70%
Raymond E. Koontz	2,000	(2)	.23%
J. Allen Lamb	11,600	(3)	1.35%
Richard J. Moore	5,170.60%
Jonathan P. Rappi	100	(4)	.01%
Kathryn C. Reinhard	10,000	(5)	1.16%
Donald A. Sirois	10,200	(6)	1.18%
Robert S. Stanek	16,500	(7)	1.92%
Thomas Stanton, Jr.	2,000	(8)	.23%
John L. Wolfe	100	(9)	.01%
All directors and executive officers as a group, (13)	65,670		7.62%

*	The address of each person is c/o The Apple Valley Bank & Trust Company, 286 Maple Avenue, Cheshire, Connecticut 06410.
(1)	A “beneficial owner” of a security for the purpose of Rule 13d-3 under the Exchange Act includes any person who, directly or indirectly, has or shares voting power and/or investment power, although not necessarily the economic benefit, with respect to that security. In addition, a person is deemed to be the beneficial owner of a security which such person has the right to acquire within 60 days upon the exercise of an option or warrant.
(2)	Consists of 2,000 shares held in joint tenancy with Mr. Koontz’s wife.
(3)	Includes 10,000 shares held by Ameriprise Financial as custodian for Mr. Lamb; and 100 shares held by Mr. Lamb as custodian for Mr. Lamb’s godchild.
(4)	Consists of 100 shares held in joint tenancy with Mr. Rappi’s wife.

(5)	Includes 4,000 shares held in joint tenancy with Mrs. Reinhard’s husband; 2,000 shares held as custodian for Mrs. Reinhard’s son; and 2,000 shares held as custodian for Mrs. Reinhard’s daughter.
(6)	Includes 2,865 shares held in joint tenancy with Mr. Sirois’ wife; 3,635 held by RBC Dain Rauscher as custodian for Mr. Sirois; 2,000 shares held by Mr. Sirois’ wife as custodian for Mr. Sirois’ daughter; and 200 shares held by Mr. Sirois as custodian for Mr. Sirois’ daughter.
(7)	Includes 400 shares held by Mr. Stanek on behalf of Mr. Stanek’s daughter; 300 shares held by Mr. Stanek on behalf of Mr. Stanek’s son; 12,300 shares held by RBC Dain Rauscher as custodian for Mr. Stanek; and 2,000 shares held by A.G Edwards & Sons as custodian for Mr. Stanek. Mr. Stanek disclaims beneficial ownership of all shares held by him on behalf of his children.
(8)	Consists of 2,000 shares held in joint tenancy with Mr. Stanton’s wife.
(9)	Consists of 100 Shares held in joint tenancy with Mr. Wolfe’s wife.

To Apple Valley Bank’s knowledge, no stockholders own beneficially more than 5% of the 862,013 shares of common stock outstanding as of December 31, 2008.

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or to approve the merger agreement at the time of the Special Meeting, the merger agreement cannot be approved unless the annual meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. To allow proxies that have been received by Apple Valley Bank at the time of the Special Meeting to be voted for an adjournment, if deemed necessary, Apple Valley Bank has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of Apple Valley Bank unanimously recommends that shareholders vote “FOR” the adjournment proposal. If it is deemed necessary to adjourn the Special Meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the meeting of the place, date and time to which the meeting is adjourned.

LEGAL MATTERS

The validity of the New England Bancshares common stock to be issued in the proposed merger has been passed upon for New England Bancshares by Luse Gorman Pomerenk & Schick, P.C. Certain federal income tax matters will also be provided by Luse Gorman Pomerenk & Schick, P.C. on behalf of New England Bancshares and by Robinson & Cole LLP on behalf of Apple Valley Bank.

EXPERTS

The consolidated financial statements of New England Bancshares as of March 31, 2008 and 2007 and for the years then ended have been included in this proxy statement/prospectus in reliance upon the report of Shatswell, MacLeod & Company, P.C., independent registered public accounting firm, as stated in their report appearing herein, and upon the authority of said firm as experts in accounting and auditing. The financial statements of The Apple Valley Bank & Trust Company as of December 31, 2008 and 2007, and for the years then ended have been included in this proxy statement/prospectus in reliance upon the report of Shatswell, MacLeod & Company, P.C., independent registered public accounting firm, as stated in their report appearing herein, and upon the authority of said firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

Apple Valley Bank will hold an annual meeting for the year ended December 31, 2009 only if the merger is not completed. Apple Valley Bank’s bylaws provide that in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver written notice of such nominations and/or proposals to the Secretary of Apple Valley Bank not less than 60 days prior to the date of the annual meeting, along with certain required information as more specifically set forth in Apple Valley Bank’s bylaws.

WHERE YOU CAN FIND MORE INFORMATION

New England Bancshares files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document New England Bancshares files with the SEC at its public reference room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, N.E., Room 1580, Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities.

Apple Valley Bank files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Schedules 13D and 13G, proxy solicitation statements and other information with the FDIC under the Securities Exchange Act of 1934. Paper copies of these filings may be obtained by emailing the filing desk at publicbankreports@fdic.gov or by FAX at 202-898-8505 or by calling 202-898-8908 or 202-898-8913. Written requests should be sent to: Federal Deposit Insurance Corporation, Accounting and Securities Disclosure Section, 550 17th Street, N.W. – Rm. F6043, Washington, D.C. 20429. The desired reports should be identified as to the name of the reporting bank (and the name of a person or other entity when requesting Schedules 13D or 13G) and the title and approximate date of the report desired.

New England Bancshares filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of New England Bancshares common stock to be issued to Apple Valley Bank shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of New England Bancshares in addition to being a proxy statement of Apple Valley Bank for its Special Meeting. As permitted by the SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

All information concerning New England Bancshares and its subsidiaries has been furnished by New England Bancshares and all information concerning Apple Valley Bank has been furnished by Apple Valley Bank.

You should rely only on the information contained in this proxy statement/prospectus when evaluating the merger agreement and the proposed merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated _____________, 2009. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders of Apple Valley Bank nor the issuance of shares of New England Bancshares common stock as contemplated by the merger agreement shall create any implication to the contrary.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

NEW ENGLAND BANCSHARES, INC.

Consolidated Financial Statements of New England Bancshares, Inc.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

Condensed Consolidated Balance Sheets

(Dollars in thousands)

	December 31, 2008	March 31, 2008
	(Unaudited)
ASSETS
Cash and due from banks	$21,127	$9,115
Interest-bearing demand deposits with other banks	168	160
Federal funds sold	—	21,591
Money market mutual funds	96	5,373

Total cash and cash equivalents	21,391	36,239
Interest-bearing time deposits with other banks	99	693
Investments in available-for-sale securities, at fair value	78,589	63,544
Federal Home Loan Bank stock, at cost	3,895	3,571
Loans, net of allowance for loan losses of $4,641 as of December 31, 2008 and $4,046 as of March 31, 2008	407,332	371,769
Premises and equipment, net	6,197	6,678
Accrued interest receivable	2,409	2,165
Deferred income taxes, net	2,913	1,140
Cash surrender value of life insurance	9,116	8,847
Identifiable intangible assets	2,288	2,671
Goodwill	14,701	14,701
Other assets	3,155	6,161

Total assets	$552,085	$518,179

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$46,952	$40,347
Interest-bearing	351,247	329,965

Total deposits	398,199	370,312
Advanced payments by borrowers for taxes and insurance	1,661	909
Federal Home Loan Bank advances	67,623	61,928
Subordinated debentures	3,899	3,893
Securities sold under agreements to repurchase	11,213	8,555
Other liabilities	4,129	3,845

Total liabilities	486,724	449,442

Stockholders’ Equity:
Preferred stock, par value $.01 per share: 1,000,000 shares authorized; none issued	—	—
Common stock, par value $.01 per share: 19,000,000 shares authorized; 6,441,072 shares issued at December 31, 2008 and 6,420,891 shares issued at March 31, 2008	64	64
Paid-in capital	56,502	56,412
Retained earnings	17,613	19,055
Unearned ESOP shares, 249,279 shares at December 31, 2008 and 283,183 at March 31, 2008	(2,190)	(2,428)
Treasury stock, 500,412 shares at December 31, 2008 and 322,399 shares at March 31, 2008	(5,385)	(3,772)
Unearned shares, stock-based plans, 31,912 shares at December 31, 2008 and 67,898 shares at March 31, 2008	(693)	(796)
Accumulated other comprehensive (loss) income	(550)	202

Total stockholders’ equity	65,361	68,737

Total liabilities and stockholders’ equity	$552,085	$518,179

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2008	2007	2008	2007
Interest and dividend income:
Interest on loans	$6,267	$6,333	$18,499	$15,333
Interest and dividends on securities:
Taxable	845	821	2,407	2,081
Tax-exempt	209	123	579	326
Interest on federal funds sold, interest-bearing deposits and dividends on money market mutual funds and FHLB stock	40	219	339	841

Total interest and dividend income	7,361	7,496	21,824	18,581

Interest expense:
Interest on deposits	2,532	2,917	7,599	6,843
Interest on advanced payments by borrowers for taxes and insurance	4	4	11	9
Interest on borrowed funds	695	573	2,043	1,369
Interest on subordinated debentures	69	86	205	156
Interest on securities sold under agreements to repurchase	39	70	112	310

Total interest expense	3,339	3,650	9,970	8,687

Net interest and dividend income	4,022	3,846	11,854	9,894
Provision for loan losses	565	38	872	208

Net interest and dividend income after provision for loan losses	3,457	3,808	10,982	9,686

Noninterest income (charge):
Service charges on deposit accounts	254	264	799	642
Gain (loss) on sales and calls of investments, net	29	17	41	(201)
Gain on sale of loans	22	12	52	47
Increase in cash surrender value of life insurance policies	89	41	264	114
Write down – investment securities (See Note 6)	(105)	—	(2,578)	—
Other income	149	100	333	234

Total noninterest income (charge)	438	434	(1,089)	836

Noninterest expense:
Salaries and employee benefits	2,072	1,948	5,912	5,055
Occupancy and equipment expense	752	750	2,206	1,890
Advertising and promotion	70	67	244	143
Professional fees	168	129	415	366
Data processing expense	127	117	364	319
Stationery and supplies	44	50	124	116
Amortization of identifiable intangible assets	123	134	383	253
Other expense	507	429	1,377	1,134

Total noninterest expense	3,863	3,624	11,025	9,276

Income (loss) before income taxes	32	618	(1,132)	1,246
Income tax (benefit) expense	(715)	223	(337)	555

Net income (loss)	$747	$395	$(795)	$691

Earnings (loss) per share:
Basic	$0.13	$0.07	$(0.14)	$0.12
Diluted	0.13	0.07	(0.14)	0.12
Dividends per share	0.04	0.03	0.11	0.09

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Nine Months Ended December 31,
	2008	2007
Cash flows from operating activities:
Net (loss) income	$(795)	$691
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Net amortization of fair value adjustments	6	(59)
Amortization (accretion) of securities, net	5	(33)
(Gain) loss on sales and calls of investments, net	(41)	201
Writedown – investment securities	2,578	—
Provision for loan losses	872	208
Gain on sale of loans, net	(52)	(47)
Change in deferred loan origination costs, net	(132)	(139)
Depreciation and amortization	764	562
Increase in accrued interest receivable	(241)	(167)
Deferred income tax benefit	(1,294)	(240)
Increase in cash surrender value of life insurance policies	(264)	(114)
(Increase) decrease in prepaid expenses and other assets	(316)	475
Amortization of identifiable intangible assets	383	253
Increase in accrued expenses and other liabilities	937	8
ESOP shares released	328	417
Compensation cost for stock option plan	95	164
Compensation cost for stock-based incentive plan	102	179

Net cash provided by operating activities	2,935	2,359

Cash flows from investing activities:
Purchases of available-for-sale securities	(30,202)	(32,819)
Proceeds from sales of available-for-sale securities	3,167	14,226
Proceeds from maturities of available-for-sale securities	10,853	16,068
Cash acquired from First Valley Bancorp, net of cash paid of $12,417	—	6,590
Purchases of Federal Home Loan Bank stock	(324)	(775)
Loan originations and principal collections, net	(35,306)	(33,325)
Purchases of loans	(7,840)	(2,610)
Loans sold	6,904	2,809
Proceeds from maturities of interest bearing time deposits with other banks	594	987
Investments in life insurance policies	(5)	(5)
Receipt of cash surrender value of life insurance policy	—	30
Capital expenditures - premises and equipment	(253)	(229)

Net cash used in investing activities	(52,412)	(29,053)

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARY

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

(continued)

	Nine Months Ended December 31,
	2008	2007
Cash flows from financing activities:
Net (decrease) increase in demand, NOW, MMDA and savings accounts	(510)	3,170
Net increase in time deposits	28,397	6,778
Net increase in advanced payments by borrowers for taxes and insurance	752	516
Proceeds from Federal Home Loan Bank long-term advances	10,252	22,824
Principal payments on Federal Home Loan Bank long-term advances	(4,566)	(5,849)
Net increase in securities sold under agreement to repurchase	2,658	1,254
Purchase of treasury stock	(1,847)	(2,989)
Exercise of stock options	140	40
Payments of cash dividends on common stock	(647)	(506)

Net cash provided by financing activities	34,629	25,238

Net decrease in cash and cash equivalents	(14,848)	(1,456)
Cash and cash equivalents at beginning of period	36,239	18,640

Cash and cash equivalents at end of period	$21,391	$17,184

Supplemental disclosures:
Interest paid	$9,968	$8,549
Income taxes paid	1,204	730
Decrease in due to broker	651	—
Decrease in due from broker	709	—
Acquisition of First Valley Bancorp:
Assets acquired
Cash and cash equivalents	$—	$19,013
Investments in available-for-sale securities	—	22,648
Federal Home Loan Bank stock, at cost	—	602
Loans, net of allowance for loan losses	—	141,041
Premises and equipment, net	—	2,946
Accrued interest receivable	—	836
Deferred income taxes, net	—	105
Other assets	—	928
Identifiable intangible assets	—	2,459

Total assets acquired	—	190,578
Liabilities assumed
Deposits	—	168,370
Advanced payments by borrowers for taxes and insurance	—	192
Borrowed funds	—	8,513
Other liabilities	—	1,369

Total liabilities assumed	—	178,444

Net assets acquired	—	12,134
Acquisition costs	—	25,666

Goodwill	$—	$13,532

The accompanying notes are an integral part of these condensed consolidated financial statements.

NEW ENGLAND BANCSHARES, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NOTE 1 – Organization

New England Bancshares, Inc. New England Bancshares, Inc. (the “Company”) is a Maryland corporation which was organized in December 2005 to be the holding company parent of Enfield Federal Savings and Loan Association (the “Association” or “Enfield Federal”), following the completion of the “second-step” mutual-to-stock conversion of Enfield Mutual Holding Company. The principal assets of the Company are its investments in Enfield Federal and Valley Bank. As a part of the second-step conversion, the Company sold 3,075,855 shares resulting in net proceeds of $27.2 million, of which $12.2 million was retained as capital by the Company and $15.0 million was infused as capital into the Association. Shareholders of the Company immediately prior to the completion of the second-step conversion received 2.3683 shares for each share of common stock they held in the Company, resulting in an additional 1,311,863 shares being issued.

The second-step conversion was accounted for as a change in corporate form with no subsequent change in the historical carrying amounts of the Company’s assets and liabilities. Consolidated stockholders’ equity increased by the net cash proceeds from the offering. All references in the consolidated financial statements and notes thereto to share data (including the number of shares and per share amounts) have been adjusted to reflect the additional shares outstanding as a result of the offering and the share exchange.

On July 12, 2007 the Company acquired First Valley Bancorp, Inc., Bristol, Connecticut. First Valley Bancorp was the holding company for Valley Bank, Bristol, Connecticut. Under the terms of the transaction, shareholders of First Valley Bancorp received 0.8907 shares of Company common stock and $9.00 in cash for each share of First Valley Bancorp common stock for a total of 1,068,625 shares and $10.8 million. In addition, the Company incurred cash payments for deal expenses, payout of stock options and employee expenses totaling $2.4 million, creating $13.6 million of goodwill, none of which is deductible for tax purposes.

Enfield Federal Savings and Loan Association. The Association, incorporated in 1916, is a federally chartered savings association headquartered in Enfield, Connecticut. The Association is engaged principally in the business of attracting deposits from the general public and investing those deposits primarily in residential and commercial real estate loans, and to a lesser extent, in consumer, construction, commercial and small business loans. At December 31, 2008, the Association operated from eight locations in Connecticut.

Valley Bank. Valley Bank is a state chartered commercial bank that commenced operations on November 15, 1999. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in small business, commercial real estate, residential real estate and consumer loans. At December 31, 2008, the Bank operated from four locations in Connecticut.

Merger of Enfield Federal and Valley Bank. On January 5, 2009, the Company announced its intention to merge its wholly-owned federal savings bank subsidiary, Enfield Federal, with and into its wholly-owned Connecticut commercial banking subsidiary, Valley Bank (“Valley”), and rename the combined bank “New England Bank.” The Company will retain the name of each bank at their respective branches and operate the branches as a division of New England Bank. The subsidiary merger is designed to improve the efficiencies of the Company by eliminating the additional regulatory and administrative costs of maintaining two separately chartered banking subsidiaries with similar products, services and operations. The consolidation will allow the Company to reduce its operating expenses while maintaining the financial products and services offered by both banks. The combined structure will also assist the combined bank in offering a higher level of customer service. It is anticipated that the subsidiary merger will allow the Company to reduce annual expenses in excess of $750,000. The merger of the banking subsidiaries is subject to regulatory approval and is expected to be completed in the second quarter of 2009.

Acquisition. On January 14, 2009 the Company announced its intention to acquire Apple Valley Bank & Trust Company (“Apple Valley”) of Cheshire, Connecticut. As part of the acquisition, Apple Valley Bank will be merged into New England Bancshares’ wholly-owned banking subsidiary, Valley Bank. The transaction will increase New England Bancshares’ assets from $541 million at September 30, 2008 to approximately $624 million and increase its banking offices from 12 to 15. Under the terms of the transaction, shareholders of Apple Valley Bank will be entitled to elect to receive either one share of New England Bancshares common stock or $8.50 in cash for each share of Apple Valley Bank common stock, subject to an aggregate allocation of 60% stock and 40% cash. Based upon the $8.50 per share price at January 14, 2009, the consideration was approximately 119% of Apple Valley Bank’s tangible book value and represents a 2% franchise premium to core deposits. New England Bancshares expects the transaction to be accretive to earnings per share in the first full year of combined operations. It is expected that the transaction will close in the second quarter of 2009.

NOTE 2 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements and the instructions to Form 10-Q, and accordingly do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, the accompanying unaudited consolidated financial statements reflect all adjustments necessary, consisting of only normal recurring accruals, to present fairly the financial position, results of operations and cash flows of the Company for the periods presented. In preparing the interim financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. The interim results of operations are not necessarily indicative of the operating results to be expected for the year ending March 31, 2009 or any interim period.

While management believes that the disclosures presented are adequate so as not to make the information misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes included in New England Bancshares’ Form 10-K for the year ended March 31, 2008.

The condensed consolidated balance sheet as of March 31, 2008 was derived from the audited financial statements of New England Bancshares, Inc., but does not include all the disclosures required by accounting principles generally accepted in the United States of America.

NOTE 3 – Earnings Per Share (EPS)

Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. No dilutive shares are included for the nine months ended December 31, 2008 as the Company recorded a net loss for the period. The Company had 125,563 anti-dilutive shares for the three months ended December 31, 2008 and 123,563 anti-dilutive shares for the three and nine months ended December 31, 2007. Anti-dilutive shares are stock options with weighted-average exercise prices in excess of the weighted-average market value for the same period. Unallocated common shares held by the Association’s employee stock ownership plan are not included in the weighted-average number of common shares outstanding for purposes of calculating both basic and diluted EPS.

	Quarter Ended December 31,		Nine Months Ended December 31,
(In thousands, except per share data)	2008	2007	2008	2007
Net income (loss)	$747	$395	$(795)	$691
Weighted average common shares outstanding for computation of basic EPS	5,620	5,888	5,657	5,567
Effect of dilutive stock options and stock awards	95	166	—	167

Weighted average common shares for computation of diluted EPS	5,715	6,054	5,657	5,734

(Loss) earnings per share:
Basic	$0.13	$0.07	$(0.14)	$0.12
Diluted	$0.13	$0.07	$(0.14)	$0.12

NOTE 4 – Recent Accounting Pronouncements

“Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109” (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2007. The Company’s adoption of FIN 48 did not have a material impact on its financial statements.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) on Issue No. 06-4 “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,” (EITF Issue 06-4). EITF 06-4 requires companies with an endorsement split-dollar life insurance arrangement to recognize a liability for future postretirement benefits. The effective date is for fiscal years beginning after December 15, 2007, with earlier application permitted. The Company should recognize the effects of applying this issue through either (a) a change in accounting principle through a cumulative effect adjustment to retained earnings or (b) a change in accounting principle through retrospective application to all periods. The adoption of the new issue did not have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. The FASB’s FSP FAS 157-2, “Effective Date of FASB Statement No. 157”, defers until April 1, 2009, the application of SFAS 157 to nonfinancial assets and nonfinancial liabilities not recognized or disclosed at least annually at fair value. This includes nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods. The Company adopted this statement on April 1, 2008. See Note 7 - Fair Value Measurements for additional information.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 permits entities, at specified election dates, to choose to measure certain financial instruments at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date and upfront fees and costs related to those items will be recognized in earnings as incurred and not deferred. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. The adoption of the new standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements and Amendment of ARB No. 51 (“SFAS No. 160”). The new pronouncement requires all entities to report noncontrolling (minority) interests in subsidiaries as a component of stockholders’ equity. SFAS No. 160 will be effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Management does not anticipate that this statement will have a material impact on the Company’s financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS 141(R)). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non controlling minority interests and includes a substantial number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after April 1, 2009. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In February 2008, the FASB issued FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” This FSP provides guidance on how the transferor and transferee should separately account for a transfer of a financial asset and a related repurchase financing if certain criteria are met. This guidance will be effective January 1, 2009. The adoption of this new FSP is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The guidance in SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP provides guidance as to factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets.” This guidance will be effective April 1, 2009. The adoption is not expected to have a material effect on the Company’s results of operations or financial position.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This standard formalizes minor changes in prioritizing accounting principles used in the preparation of financial statements that are presented in conformity with GAAP. This standard became effective November 18, 2008.

NOTE 5 – Stock-Based Incentive Plan

At December 31, 2008, the Company maintained a stock-based incentive plan and an equity incentive plan. The Company currently accounts for the plans under the recognition and measurement principles of Statement of Financial Accounting Standards (SFAS) No. 123, (amended 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R required the Company to recognize the cost resulting from all share-based payment transactions in the consolidated financial statements as of the beginning of the first annual reporting period that began after December 15, 2005. For the nine months ended December 31, 2008 and 2007, compensation cost for the Company’s stock plans was measured at the grant date based on the value of the award and was recognized over the service period, which was the vesting period. The compensation cost that has been charged against income in the nine months ended December 31, 2008 and 2007 for the granting of stock options under the plans was $95,000 and $110,000, respectively. During the nine months ended December 31, 2008, the Company granted 4,000 options.

The compensation cost that has been charged against income for the granting of restricted stock awards under the plan for the nine months ended December 31, 2008 and 2007 was $102,000 and $119,000, respectively.

NOTE 6 – Other-Than-Temporary Impairment of Investments, Included in Other Assets

During the three and nine months ended December 31, 2008 the Company recorded other-than-temporary charges of $105,000 and $2.5 million, respectively. The charge for the three months ended December 31, 2008 and a portion of the charge related to the nine months ended December 31, 2008 is related to auction rate preferred securities issued by trusts with assets consisting solely of Fannie Mae and Freddie Mac preferred securities. In addition, during the nine months ended December 31, 2008 the Company recorded an other-than-temporary charge related to auction rate preferred securities issued by trusts with assets consisting of securities issued by three different corporations. The Company recorded a $1.8 million charge related to the Fannie Mae and Freddie Mac auction rate securities, which had a book value of $1.8 million at June 30, 2008, and an $810,000 charge related to the other three corporate auction rate securities, which had a book value of $1.6 million at June 30, 2008. At December 31, 2008, the remaining book value of all the auction rate securities is $822,000. During the three months ended December 31, 2008 the Company recognized a tax benefit on the charges related to the Fannie Mae and Freddie Mac auction rate securities, due to the charges being considered ordinary losses, due to changes in tax legislation, as of October 29, 2008, instead of a capital loss. The charge related to the three other corporate auction rate securities will continue to be classified as a capital loss for which the Company will be able to offset future capital gains, if any.

The following table summarizes gross unrealized losses and fair value, aggregated by investment category and length of time the investments have been in a continuous unrealized loss position, at December 31, 2008:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
Debt securities issued by states of the United States and political subdivisions of the states	$11,867	$1,057	$760	$135	$12,627	$1,192
Mortgage-backed securities	4,335	505	4,589	217	8,924	722

Total temporarily impaired securities	$16,202	$1,562	$5,349	$352	$21,551	$1,914

Management has assessed the securities which are classified as available-for-sale and in an unrealized loss position at December 31, 2008 and determined the decline in fair value below amortized cost to be temporary. In making this determination management considered the period of time the securities were in a loss position, the percentage decline in comparison to the securities’ amortized cost, the financial condition of the issuer and the Company’s ability and intent to hold these securities until their fair value recovers to their amortized cost. Management believes the decline in fair value is primarily related to the current interest rate environment and not to the credit deterioration of the individual issuer.

NOTE 7 – Fair Value Measurement Disclosures

The following table presents the fair value disclosures of assets and liabilities in accordance with SFAS 157, “Fair Value Measurements” (SFAS 157) which became effective for the Company’s consolidated financial statements on April 1, 2008. The fair value hierarchy established by SFAS No. 157 is based on observable and unobservable inputs participants use to price an asset or liability. SFAS No. 157 has prioritized these inputs into the following fair value hierarchy:

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that are available at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs – Unobservable inputs for determining the fair value of the asset or liability and are based on the entity’s own assumptions about the assumptions that market participants would use to price the asset or liability.

Assets measured at fair value on a recurring and non-recurring basis at December 31, 2008 are summarized below. There are no liabilities measured at fair value.

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2008	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)
Recurring:
Available-for-sale securities	$78,589	$424	$78,165	$—
Impaired loans	1,928	—	1,928	—
Impaired securities included in other assets	822	—	822	—

Total assets	$81,339	$424	$80,915	$—

The Board of Directors

New England Bancshares, Inc.

Enfield, Connecticut

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the consolidated balance sheets of New England Bancshares, Inc. and Subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of New England Bancshares, Inc. and Subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts

June 25, 2008

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2008 and 2007

(Dollars In Thousands, Except Per Share Amounts)

	2008	2007
ASSETS
Cash and due from banks	$9,115	$4,400
Interest-bearing demand deposits with other banks	160	43
Federal funds sold	21,591	13,610
Money market mutual funds	5,373	587

Total cash and cash equivalents	36,239	18,640
Interest-bearing time deposits with other banks	693	1,877
Investments in available-for-sale securities (at fair value)	63,544	49,469
Federal Home Loan Bank stock, at cost	3,571	1,979
Loans, net of the allowance for loan losses of $4,046 as of March 31, 2008 and $1,875 as of March 31, 2007	371,769	198,447
Premises and equipment, net	6,678	4,244
Accrued interest receivable	2,165	1,323
Deferred income taxes, net	1,140	1,132
Cash surrender value of life insurance	8,847	4,218
Identifiable intangible assets	2,671	599
Goodwill	14,701	1,090
Other assets	6,161	1,140

Total assets	$518,179	$284,158

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$40,347	$16,075
Interest-bearing	329,965	165,600

Total deposits	370,312	181,675
Advanced payments by borrowers for taxes and insurance	909	796
Federal Home Loan Bank advances	61,928	33,587
Subordinated debentures	3,893	—
Securities sold under agreements to repurchase	8,555	9,177
Other liabilities	3,845	1,657

Total liabilities	449,442	226,892

Stockholders’ equity:
Common stock, par value $.01 per share; 19,000,000 shares authorized; 6,420,891 shares issued as of March 31, 2008 and 5,346,583 shares issued as of March 31, 2007	64	53
Paid-in capital	56,412	42,742
Retained earnings	19,055	18,521
Unearned ESOP shares, 283,183 shares as of March 31, 2008 and 317,063 shares as of March 31, 2007	(2,428)	(2,666)
Treasury stock, 322,399 shares	(3,772)	—
Unearned shares, stock-based incentive plans, 67,898 shares as of March 31, 2008 and 95,786 as of March 31, 2007	(796)	(1,026)
Accumulated other comprehensive income (loss)	202	(358)

Total stockholders’ equity	68,737	57,266

Total liabilities and stockholders’ equity	$518,179	$284,158

The accompanying notes are an integral part of these consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended March 31, 2008 and 2007

(Dollars In Thousands, Except Per Share Amounts)

	2008	2007
Interest and dividend income:
Interest and fees on loans	$21,674	$11,483
Interest on debt securities:
Taxable	2,830	2,223
Tax-exempt	463	396
Dividends on Federal Home Loan Bank stock	168	95
Interest on federal funds sold, interest-bearing deposits and dividends on marketable equity securities	874	966

Total interest and dividend income	26,009	15,163

Interest expense:
Interest on deposits	9,546	4,204
Interest on advanced payments by borrowers for taxes and insurance	12	10
Interest on Federal Home Loan Bank advances	2,039	1,204
Interest on subordinated debentures	195	—
Interest on securities sold under agreements to repurchase	356	376

Total interest expense	12,148	5,794

Net interest and dividend income	13,861	9,369
Provision for loan losses	307	242

Net interest and dividend income after provision for loan losses	13,554	9,127

Noninterest income:
Service charges on deposit accounts	886	519
(Loss) gain on securities, net	(93)	32
Gain on sale of loans	53	28
Increase in cash surrender value of life insurance policies	154	154
Other income	338	258

Total noninterest income	1,338	991

Noninterest expense:
Salaries and employee benefits	6,966	4,930
Occupancy and equipment expense	2,653	1,670
Advertising and promotion	229	152
Professional fees	534	373
Data processing expense	450	345
Stationery and supplies	165	96
Amortization of identifiable intangible assets	387	88
Other expense	1,565	989

Total noninterest expense	12,949	8,643

Income before income taxes	1,943	1,475
Income taxes	728	505

Net income	$1,215	$970

Earnings per share:
Basic	$0.22	$0.20
Diluted	$0.21	$0.19

The accompanying notes are an integral part of these consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended March 31, 2008 and 2007

(Dollars In Thousands, Except Per Share Amounts)

	Common Stock	Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Unearned Shares Stock- Based Incentive Plans	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, March 31, 2006	$53	$42,339	$18,151	$(2,903)	$(211)	$—	$(608)	$56,821
ESOP shares released	—	162	—	237	—	—	—	399
Tax benefit relating to stock-based incentive plans	—	45	—	—	—	—	—	45
Compensation cost for stock-based incentive plans	—	203	—	—	197	—	—	400
Dividends paid ($0.12 per share)	—	—	(600)	—	—	—	—	(600)
Purchase of stock for equity incentive plan	—	(7)	—	—	(1,012)	—	—	(1,019)
Comprehensive income:
Net income	—	—	970	—	—	—	—	—
Net change in unrealized holding loss on available-for-sale securities, net of tax effect	—	—	—	—	—	—	263	—
Comprehensive income	—	—	—	—	—	—	—	1,233
Adjustment to initially apply FASB Statement No. 158	—	—	—	—	—	—	(13)	(13)

Balance, March 31, 2007	53	42,742	18,521	(2,666)	(1,026)	—	(358)	57,266
Issuance of stock for merger	11	13,230	—	—	—	—	—	13,241
Issuance of stock for option exercise	—	40	—	—	—	—	—	40
ESOP shares released	—	179	—	238	—	—	—	417
Compensation cost for stock-based incentive plans	—	221	—	—	230	—	—	451
Dividends paid ($0.12 per share)	—	—	(681)	—	—	—	—	(681)
Treasury stock purchases	—	—	—	—	—	(3,772)	—	(3,772)
Comprehensive income:
Net income	—	—	1,215	—	—	—	—	—
Other comprehensive income, net of tax effect	—	—	—	—	—	—	560	—
Comprehensive income	—	—	—	—	—	—	—	1,775

Balance, March 31, 2008	$64	$56,412	$19,055	$(2,428)	$(796)	$(3,772)	$202	$68,737

The accompanying notes are an integral part of these consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended March 31, 2008 and 2007

(In Thousands)

	2008	2007
Cash flows from operating activities:
Net income	$1,215	$970
Adjustments to reconcile net income to net cash provided by operating activities:
Net accretion of fair value adjustments	(44)	(63)
(Accretion) amortization of securities, net	(68)	23
Loss (gain) on securities, net	93	(32)
Provision for loan losses	307	242
Change in deferred loan origination fees	(146)	(244)
Gain on sale of loans, net	(53)	(28)
Depreciation and amortization	788	474
Disposal of property and equipment	2	2
Increase in accrued interest receivable	(8)	(345)
Deferred income tax benefit	(149)	(139)
Increase in cash surrender value life insurance policies	(154)	(154)
Increase in prepaid expenses and other assets	(135)	(430)
Amortization of identifiable intangible assets	387	88
Increase in accrued expenses and other liabilities	166	264
Compensation cost for stock-based incentive plan	451	400
ESOP shares released	417	399

Net cash provided by operating activities	3,069	1,427

Cash flows from investing activities:
Purchases of available-for-sale securities	(41,457)	(18,453)
Proceeds from sales of available-for-sale securities	20,851	14,874
Proceeds from maturities of available-for-sale securities	26,489	6,220
Proceeds from maturities of interest-bearing time deposits with other banks	1,184	2,345
Cash and cash equivalents acquired from First Valley Bancorp, net of expenses and cash paid to shareholders	6,589	—
Loan originations and principal collections, net	(33,748)	(35,892)
Purchases of loans	(5,860)	(18,268)
Loans sold	7,011	3,844
Recoveries of loans previously charged off	14	2
Proceeds from other real estate owned	198	—
Capital expenditures	(300)	(258)
Proceeds from sales/disposals of fixed assets	7	—
Purchases of Federal Home Loan Bank stock	(990)	(562)
Investment in life insurance policies	(4,505)	(4)
Redemption of life insurance policies	130	—

Net cash used in investing activities	(24,387)	(46,152)

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended March 31, 2008 and 2007

(In Thousands)

(continued)

	2008	2007
Cash flows from financing activities:
Net increase in demand deposits, NOW and savings accounts	11,031	6,074
Net increase in time deposits	9,297	6,630
Net decrease in advanced payments by borrowers for taxes and insurance	(79)	(173)
Proceeds from Federal Home Loan Bank long-term advances	30,500	16,000
Principal payments on Federal Home Loan Bank long-term advances	(6,797)	(4,055)
Net (decrease) increase in securities sold under agreements to repurchase	(622)	1,852
Purchase of stock for stock incentive plan	—	(1,019)
Purchase of treasury stock	(3,772)	—
Proceeds from exercise of stock options	40	—
Payments of cash dividends on common stock	(681)	(600)

Net cash provided by financing activities	38,917	24,709

Net increase (decrease) in cash and cash equivalents	17,599	(20,016)
Cash and cash equivalents at beginning of year	18,640	38,656

Cash and cash equivalents at end of year	$36,239	$18,640

Supplemental disclosures:
Interest paid	$12,115	$5,721
Income taxes paid	1,555	533
Reclass from securities to other assets	3,524	—
Increase (decrease) in due to broker	653	(626)
Increase in due from broker	714	—
Loans transferred to other real estate owned	198	—
Acquisition of First Valley Bancorp:
Assets acquired:
Cash and cash equivalents	$19,013	$—
Investments in available-for-sale securities	22,648	—
Federal Home Loan Bank stock, at cost	602	—
Loans, net of allowance for loan losses	141,041	—
Premises and equipment, net	2,946	—
Accrued interest receivable	837	—
Deferred income taxes, net	216	—
Other assets	733	—
Identifiable intangible assets	2,459	—

Total assets acquired	190,495	—

Liabilities assumed:
Deposits	168,369	—
Advanced payments by borrowers for taxes and insurance	192	—
Federal Home Loan Bank advances	4,623	—
Subordinated debentures	3,888	—
Other liabilities	1,369	—

Total liabilities assumed	178,441	—

Net assets acquired	12,054	—
Acquisition costs	25,665	—

Goodwill	$13,611	$—

The accompanying notes are an integral part of these consolidated financial statements.

NEW ENGLAND BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended March 31, 2008 and 2007

NOTE 1 - NATURE OF OPERATIONS

On September 7, 2005, NEBS Bancshares, Inc. (the “Company”) was incorporated under Maryland law to facilitate the conversion of Enfield Federal Savings and Loan Association (the “Association”) from the mutual holding company form of organization to the stock form of organization (the “second-step conversion”). As a result of the second-step conversion, NEBS Bancshares, Inc. became the holding company for the Association and was immediately renamed New England Bancshares, Inc. A total of 3,075,855 shares of common stock were sold in the stock offering at the price of $10.00 per share. In addition, a total of 2,270,728 shares were issued to the minority shareholders of the former New England Bancshares at an exchange ratio of 2.3683. Total shares outstanding after the stock offering and the exchange totaled 5,346,583 shares. The second-step conversion was accounted for as a change in corporate form with no resulting change in the historical basis of the former New England Bancshares’ assets, liabilities and equity. Direct offering costs totaling $1.1 million were deducted from the proceeds of the shares sold in the offering. Net proceeds of $27.2 million were raised in the stock offering, excluding $2.5 million which was loaned by the Company to a trust for the Employee Stock Ownership Plan (ESOP) enabling it to purchase 246,068 shares of common stock in the stock offering. In addition, as part of the second-step conversion and dissolution of Enfield Federal Mutual Holding Company, the former mutual holding company parent of the Company, and the former New England Bancshares, the Association received $901,000 of cash previously held by these entities.

As a result of the second-step conversion, all share and per share amounts have been restated giving retroactive recognition to the second-step exchange ratio of 2.3683. Options granted under the Company’s 2003 Stock-Based Incentive Plan and common shares held by the Association’s ESOP and shares of restricted stock before the second-step conversion were also exchanged using the conversion ratio of 2.3683.

On July 12, 2007 the Company acquired First Valley Bancorp, Inc., Bristol, Connecticut. First Valley Bancorp was the holding company for Valley Bank (the “Bank”), Bristol, Connecticut. Under the terms of the transaction, shareholders of First Valley Bancorp received 0.8907 shares of Company common stock and $9.00 in cash for each share of First Valley Bancorp common stock for a total of 1,068,625 shares and $10.8 million. In addition, the Company incurred cash payments for deal expenses, payout of stock options and employee expenses totaling $2.4 million, creating $13.6 million of goodwill, none of which is deductible for tax purposes.

The Association is a federally chartered stock savings and loan association which was incorporated in 1916 and is headquartered in Enfield, Connecticut. The Association operates its business from eight banking offices located in Connecticut. The Association is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in consumer, construction, commercial and small business loans. Valley Bank is a state chartered commercial bank that commenced operations on November 15, 1999. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in small business, commercial real estate, residential real estate and consumer loans. The Bank operates from four locations in Connecticut.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements of the Company were prepared using the accrual basis of accounting. The significant accounting policies of the Company are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION:

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposits with other banks, federal funds sold and money market mutual funds. Cash and due from banks as of March 31, 2008 and 2007 includes $434,000 and $361,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank for Enfield Federal Savings and Loan Association.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts computed so as to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities with readily determinable fair values into one of two categories: available for sale or held to maturity. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. All other securities must be classified as available for sale.

•

Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings but are reported as a net amount (less expected tax) in a separate component of stockholders’ equity until realized.

•

Held-to-maturity securities are measured at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff, are reported at their outstanding principal balances adjusted for amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination, commitment fees and certain direct origination costs are deferred and the net amount amortized as an adjustment of the related loan’s yield by the interest method. Deferred amounts are recognized for fixed rate loans over the contractual life of the related loans. If the loan’s stated interest rate varies with changes in an index or rate, the effective yield used by the Association for amortization is the index or rate that is in effect at the inception of the loan. Home equity line deferred fees are recognized using the straight-line method over the period the home equity line is active, assuming that borrowings are outstanding for the maximum term provided in the contract.

Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 or 180 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan if the total of such credits reduces the carrying amount of the loan to an amount less than the collateral value. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the composition and size of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets. Estimated lives are 10 to 50 years for buildings and premises and 3 to 20 years for furniture, fixtures and equipment. Expenditures for replacements or major improvements are capitalized; expenditures for normal maintenance and repairs are charged to expense as incurred.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring.” These properties are carried at the lower of cost or estimated fair value less estimated costs to sell. Any writedown from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets, subsequent writedowns and gains or losses recognized upon sale, are included in other expense.

In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor’s assets regardless of whether formal foreclosure proceedings take place.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company’s assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

EXECUTIVE SUPPLEMENTAL RETIREMENT PLAN:

In connection with its Executive Supplemental Retirement Plan, the Company established a Rabbi Trust to assist in the administration of the plan. The accounts of the Rabbi Trust are consolidated in the Company’s financial statements. Any available-for-sale securities held by the Rabbi Trust are accounted for in accordance with SFAS No. 115. Until the plan benefits are paid, creditors may make claims against the trust’s assets if the Company becomes insolvent.

EARNINGS PER SHARE (“EPS”):

Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The Company had 121,963 and 108,563 anti-dilutive shares at March 31, 2008 and 2007, respectively. Anti-dilutive shares are stock options with weighted-average exercise prices in excess of the weighted-average market value for the same period. Unallocated common shares held by the Association’s employee stock ownership plan are not included in the weighted-average number of common shares outstanding for purposes of calculating both basic and diluted EPS.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires that the Company disclose the estimated fair value for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets’ fair values.

Interest-bearing time deposits with other banks: Fair values of interest-bearing time deposits with other banks are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Advanced payments by borrowers for taxes and insurance: The carrying amounts of advance payments by borrowers for taxes and insurance approximate their fair values.

Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances was determined by discounting the anticipated future cash payments by using the rates currently available to the Company for debt with similar terms and remaining maturities.

Securities sold under agreements to repurchase: The carrying amount reported on the consolidated balance sheet for securities sold under agreements to repurchase maturing within ninety days approximate its fair value. Fair values of other securities sold under agreements to repurchase are estimated using discounted cash flow analyses based on the current rates for similar types of borrowing arrangements.

Subordinated debentures: Fair values of subordinated debentures are estimated using discounted cash flow analyses, using interest rates currently being offered for debentures with similar terms.

Due to or from broker: The carrying amount of due to or from broker approximates its fair value.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

STOCK-BASED COMPENSATION:

At March 31, 2008, the Company has two stock-based incentive plans which are described more fully in Note 13. The Company accounts for the plans under SFAS No. 123(R) “Share-Based Payment.” During the year ended March 31, 2008 and 2007, $221,000 and $203,000, respectively in stock-based employee compensation was recognized.

RECENT ACCOUNTING PRONOUNCEMENTS:

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, “Accounting for Certain Hybrid Instruments” (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS No. 133. The statement is effective as of April 1, 2007. The adoption of SFAS 155 did not have a material impact on the Company’s financial condition and results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140” (SFAS No. 156). SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the “amortization method” or “fair value method” for subsequent balance sheet reporting periods. SFAS No. 156 is effective as of an entity’s first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The adoption of this statement did not have a material impact on its financial condition, results of operations or cash flows.

In June 2006 the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on the Company’s financial statements.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) on Issue No. 06-4 “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,” (“EITF 06-4”). EITF 06-4 requires companies with an endorsement split-dollar life insurance arrangement to recognize a liability for future postretirement benefits. The effective date is for fiscal years beginning after December 15, 2007, with earlier application permitted. Companies should recognize the effects of applying this issue through either (a) a change in accounting principle through a cumulative effect adjustment to retained earnings or (b) a change in accounting principle through retrospective application to all periods. The Company’s adoption of this issue is not expected to have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. SFAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Company’s consolidated financial statements for the year beginning on April 1, 2008, with earlier adoption permitted. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective at the beginning of the Company’s fiscal year beginning April 1, 2009, and early adoption may be elected in certain circumstances. The adoption of this statement is not expected to have a significant impact on the Company’s financial position, results of operations or cash flow.

In December 2007, the FASB issued SFAS No. 141 (Revised 2008), “Business Combinations” (SFAS 141(R)). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non controlling minority interests and includes a substantial number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The guidance in SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

ADVERTISING COSTS:

It is the Company’s policy to expense advertising costs as incurred. Advertising and promotion expense is shown as a separate line item in the consolidated Statements of Income.

NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Debt securities have been classified in the consolidated balance sheets according to management’s intent. The amortized cost of securities and their approximate fair values are as follows as of March 31:

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
March 31, 2008:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$11,426	$76	$1	$11,501
Debt securities issued by states of the United States and political subdivisions of the states	12,719	122	337	12,504
Corporate debt securities	65	1	—	66
Mortgage-backed securities	38,982	654	163	39,473
Marketable equity securities	5,373	—	—	5,373

	68,565	853	501	68,917
Money market mutual funds included in cash and cash equivalents	(5,373)	—	—	(5,373)

	$63,192	$853	$501	$63,544

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)
March 31, 2007:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$23,774	$36	$235	$23,575
Debt securities issued by states of the United States and political subdivisions of the states	7,493	9	97	7,405
Corporate debt securities	100	1	—	101
Mortgage-backed securities	12,030	46	135	11,941
Marketable equity securities	7,224	—	190	7,034

	50,621	92	657	50,056
Money market mutual funds included in cash and cash equivalents	(587)	—	—	(587)

	$50,034	$92	$657	$49,469

Mortgage-backed securities are insured or issued by Ginnie Mae, Freddie Mac and Fannie Mae or private issuers, substantially all of which are backed by fixed-rate mortgages.

The scheduled maturities of available-for-sale debt securities were as follows as of March 31, 2008:

Fair Value
(In Thousands)
Due within one year	$632
Due after one year through five years	473
Due after five years through ten years	7,755
Due after ten years	15,211
Mortgage-backed securities	39,473

$63,544

Proceeds from sales of available-for-sale securities for the year ended March 31, 2008 were $20.9 million. Gross realized gains on those sales amounted to $138,000 and $242,000 of gross realized losses were recognized. Proceeds from sales from sales of available-for-sale securities for the year ended March 31, 2007 were $14.9 million. Gross realized gains on those sales amounted to $49,000 and $22,000 of gross realized losses were recognized. The tax (benefit) expense applicable to these net realized (losses) gains in the years ended March 31, 2008 and 2007 amounted to $(21,000) and $11,000, respectively.

As of March 31, 2008 and 2007, securities with carrying amounts of $8.9 million and $12.1 million, respectively, were pledged to secure securities sold under agreements to repurchase. As of March 31, 2008 securities with a carrying value of $1.9 million were pledged as collateral to secure municipal deposits.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized-loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
March 31, 2008:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$949	$1	$—	$—	$949	$1
Debt securities issued by states of the United States and political subdivisions of the states	5,907	217	649	120	6,556	337
Mortgage-backed securities	2,844	77	3,163	86	6,007	163

Total temporarily impaired securities	$9,700	$295	$3,812	$206	$13,512	$501

March 31, 2007:
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$3,072	$11	$16,349	$224	$19,421	$235
Debt securities issued by states of the United States and political subdivisions of the states	1,873	34	3,806	63	5,679	97
Mortgage-backed securities	839	3	7,063	132	7,902	135
Marketable equity securities	—	—	6,447	190	6,447	190

Total temporarily impaired securities	$5,784	$48	$33,665	$609	$39,449	$657

Management has assessed the securities which are classified as available-for-sale and in an unrealized loss position at March 31, 2008 and determined the decline in fair value below amortized cost to be temporary. In making this determination management considered the period of time the securities were in a loss position, the percentage decline in comparison to the securities’ amortized cost, the financial condition of the issuer and the Company’s ability and intent to hold these securities until their fair value recovers to their amortized cost. Management believes the decline in fair value is primarily related to the current interest rate environment and not to the credit deterioration of the individual issuer.

NOTE 4 - LOANS

Loans consisted of the following as of March 31:

	2008	2007
	(In Thousands)
Mortgage loans:
Residential	$158,268	$120,199
Commercial	138,477	54,057
Construction	21,043	8,774

Total mortgage loans	317,788	183,030
Consumer loans	6,292	2,692
Commercial loans	51,958	14,733

	376,038	200,455
Deferred loan origination fees, net	(223)	(133)
Allowance for loan losses	(4,046)	(1,875)

Loans, net	$371,769	$198,447

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Association and the Bank during the year ended March 31, 2008. Total loans to such persons and their companies amounted to $5.0 million as of March 31, 2008. During the year ended March 31, 2008, principal payments totaled $268,000 and principal advances amounted to $960,000.

Changes in the allowance for loan losses were as follows for the years ended March 31:

	2008	2007
	(In Thousands)
Balance at beginning of period	$1,875	$1,636
Acquired in merger	1,981	—
Provision for loan losses	307	242
Recoveries of loans previously charged off	14	2
Loans charged off	(131)	(5)

Balance at end of period	$4,046	$1,875

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of March 31:

	2008	2007
	(In Thousands)
Total nonaccrual loans	$1,167	$824

Accruing loans which are 90 days or more overdue	$8	$—

Information about loans that met the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 was as follows as of March 31:

	2008		2007
	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses
		(In Thousands)
Loans for which there is a related allowance for credit losses	$—	$—	$—	$—
Loans for which there is no related allowance for credit losses	398	—	—	—

Totals	$398	$—	$—	$—

Average recorded investment in impaired loans during the year ended March 31	$80		$—

Related amount of interest income recognized during the time, in the year ended March 31 that the loans were impaired
Total recognized	$—		$—

Amount recognized using a cash-basis method of accounting	$—		$—

NOTE 5 - PREMISES AND EQUIPMENT, NET

The following is a summary of premises and equipment as of March 31:

	2008	2007
	(In Thousands)
Land	$834	$364
Buildings and building improvements	2,650	2,045
Furniture, fixtures and equipment	2,854	2,013
Leasehold improvements	2,453	1,226

	8,791	5,648
Accumulated depreciation and amortization	(2,113)	(1,404)

	$6,678	$4,244

NOTE 6 - GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amounts of goodwill and other intangibles for the years ended March 31, 2008 and 2007 were as follows:

	Goodwill	Core Deposit Intangibles
	(In Thousands)
Balance, March 31, 2006	$1,090	$687
Amortization expense	—	(88)

Balance, March 31, 2007	1,090	599
Additional due to merger	13,611	2,459
Amortization expense	—	(387)

Balance, March 31, 2008	$14,701	$2,671

Estimated annual amortization expense of identifiable intangible assets is as follows:

(In Thousands)
Years Ended March 31,
2009	$506
2010	461
2011	417
2012	372
2013	326
Thereafter	589

Total	$2,671

A summary of acquired identifiable intangible assets is as follows as of March 31, 2008:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In Thousands)
Core deposit intangibles	$3,345	$(674)	$2,671

There was no impairment recorded in fiscal years 2008 and 2007 based on valuations at March 31, 2008 and 2007.

NOTE 7 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more was $68.9 million and $21.1 million as of March 31, 2008 and 2007, respectively. With the exception of self-directed retirement accounts which are insured up to $250,000, deposits in excess of $100,000 are not federally insured.

For time deposits as of March 31, 2008, the scheduled maturities for each of the following five years ended March 31, are:

(In Thousands)
2009	$157,096
2010	23,275
2011	10,747
2012	2,400
2013	7,219

Total	$200,737

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (the “FHLB”).

Maturities of advances from the FHLB for the years ending after March 31, 2008 are summarized as follows:

(In Thousands)
2009	$6,106
2010	9,978
2011	26,993
2012	6,143
2013	2,472
Thereafter	10,273
Fair value adjustment	(37)

$61,928

Amortizing advances are being repaid in equal monthly payments and are being amortized from the date of the advance to the maturity date on a direct reduction basis. As of March 31, 2008, the Company has two advances which the FHLB has the option of calling as of the put date, and quarterly thereafter:

Amount	Maturity Date	Put Date	Interest Rate
(In Thousands)
$5,000	August 1, 2016	August 3, 2009	4.89%
2,000	September 2, 2014	May 30, 2008	3.89

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one-to four-family properties and other qualified assets.

At March 31, 2008, the interest rates on FHLB advances ranged from 2.95% to 5.21%. At March 31, 2008, the weighted average interest rate on FHLB advances was 4.33%.

NOTE 9 - SUBORDINATED DEBENTURES

On July 28, 2005, FVB Capital Trust I (“Trust I”), a Delaware statutory trust formed by First Valley Bancorp, completed the sale of $4.1 million of 6.42%, 5 Year Fixed-Floating Capital Securities (“Capital Securities”). Trust I also issued common securities to First Valley Bancorp and used the net proceeds from the offering to purchase a like amount of 6.42% Junior Subordinated Debentures (“Debentures”) of First Valley Bancorp. Debentures are the sole assets of Trust I.

Capital Securities accrue and pay distributions quarterly at an annual rate of 6.42% for the first 5 years of the stated liquidation amount of $10 per Capital Security. First Valley Bancorp fully and unconditionally guaranteed all of the obligations of the Trust, which are now guaranteed by the Company. The guaranty covers the quarterly distributions and payments on liquidation or redemption of Capital Securities, but only to the extent that Trust I has funds necessary to make these payments.

Capital Securities are mandatorily redeemable upon the maturing of Debentures on August 23, 2035 or upon earlier redemption as provided in the Indenture. The Company has the right to redeem Debentures, in whole or in part on or after August 23, 2010 at the liquidation amount plus any accrued but unpaid interest to the redemption date.

The trust and guaranty provide for the binding of any successors in the event of a merger, as is the case in the merger of First Valley Bancorp and the Company. The Company has assumed the obligations of First Valley Bancorp in regards to the subordinated debentures due to the acquisition of First Valley Bancorp by the Company.

NOTE 10 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The securities sold under agreements to repurchase as of March 31, 2008 are securities sold, primarily on a short-term basis, by the Company that have been accounted for not as sales but as borrowings. The securities consisted of U.S. Agencies and mortgage-backed securities. The securities were held in the Company’s safekeeping account under the control of the Company and pledged to the purchasers of the securities. The purchasers have agreed to sell to the Company substantially identical securities at the maturity of the agreements.

NOTE 11 - INCOME TAXES

The components of income tax expense are as follows for the years ended March 31:

	2008	2007
	(In Thousands)
Current:
Federal	$763	$511
State	214	133
Benefit of operating loss carryforward	(100)	—

	877	644

Deferred:
Federal	(217)	(113)
State	7	(26)
Change in valuation allowance	61	—

	(149)	(139)

Total income tax expense	$728	$505

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended March 31:

	2008	2007
Federal income tax at statutory rate	34.0%	34.0%
Increase (decrease) in tax resulting from:
Nontaxable interest income	(8.0)	(8.0)
Nontaxable life insurance income	(2.7)	(5.5)
Excess book basis of Employee Stock Ownership Plan	3.9	5.9
Other adjustments	2.9	3.1
Change in valuation allowance	3.2	—
State tax, net of federal tax benefit	4.1	4.8

Effective tax rates	37.4%	34.3%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of March 31:

	2008	2007
	(In Thousands)
Deferred tax assets:
Excess of allowance for loan losses over tax bad debt reserve	$1,552	$730
Deferred loan origination fees	87	52
Net unrealized holding loss on available-for-sale securities	—	220
Deferred compensation	664	434
FASB Statement No. 158 adjustment	8	8
Capital loss carryforward	61
Other	66	43

Gross deferred tax assets	2,438	1,487
Valuation allowance	(61)	—

Gross deferred tax assets, net of valuation allowance	2,377	1,487

Deferred tax liabilities:
Premises and equipment, principally due to differences in depreciation	(60)	(92)
Net mark-to-market adjustments	(1,035)	(258)
Net unrealized holding gain on available-for-sale securities	(137)	—
Other	(5)	(5)

Gross deferred tax liabilities	(1,237)	(355)

Net deferred tax asset	$1,140	$1,132

Based on the Company’s historical and current pretax earnings and anticipated results of future operations, management believes the existing net deductible temporary differences will reverse during periods in which the Company will generate sufficient net taxable income, and that it is more likely than not that the Company will realize the net deferred tax assets existing as of March 31, 2008.

Legislation was enacted in 1996 to repeal most of Section 593 of the Internal Revenue Code pertaining to how a qualified savings institution calculates its bad debt deduction for federal income tax purposes. This repeal eliminated the percentage-of-taxable-income method to compute the tax bad debt deduction. Under the legislation, the recapture of the pre-1988 tax bad debt reserves has been suspended and would occur only under very limited circumstances. Therefore, a deferred tax liability has not been provided for this temporary difference. The Company’s pre-1988 tax bad debt reserves, which are not expected to be recaptured, amount to $3.3 million. The potential tax liability on the pre-1988 reserves for which no deferred income taxes have been provided is approximately $1.3 million as of March 31, 2008.

NOTE 12 - BENEFIT PLANS

The Association has a non-contributory defined benefit trusteed pension plan through the Financial Institutions Retirement Fund covering all eligible employees. The Association contributed $70,000 and $383,000 to the plan during the years ended March 31, 2008 and 2007, respectively. The Association’s plan is part of a multi-employer plan for which detail as to the Association’s relative position is not readily determinable. Effective January 1, 2006, the Association excluded from membership in the plan those employees hired on or after January 1, 2006. Effective February 1, 2007, the Association ceased benefit accruals under the plan.

The Association established the Enfield Federal Savings and Loan Association Director Fee Continuation Plan (the “Plan”) to provide the directors serving on the board as of the date of the plan’s implementation with a retirement income supplement. The plan has six directors. Participant-directors are entitled to an annual benefit, as of their Retirement Date, equal to $1,000 for each full year of service as a director from June 1, 1995, plus $250 for each full year of service as a director prior to June 1, 1995, with a maximum benefit of $6,000 per year payable in ten annual installments.

The following table sets forth information about the Plan as of March 31:

	2008	2007
	(In Thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$190	$159
Service cost	4	14
Interest cost	9	11
Benefits paid	(47)	(18)
Prior service cost	—	14
Actuarial loss	—	10

Benefit obligation at end of year	156	190
Plan assets	—	—

Funded status/accrued pension cost included in other liabilities	$(156)	$(190)

Amounts recognized in accumulated other comprehensive loss, before tax effect, consist of the following as of March 31, 2008:

	2008	2007
	(In Thousands)
Unrecognized net loss	$10	$10
Unrecognized prior service cost	11	11

	$21	$21

The accumulated benefit obligation for the Plan was $156,000 and $190,000 at March 31, 2008 and 2007, respectively.

	2008	2007
	(In Thousands)
Components of net periodic cost:
Service cost	$4	$14
Interest cost	9	11
Loss recognized	—	—
Unrecognized prior service cost recognized	—	3

Net periodic pension cost	13	28

Other changes in benefit obligations recognized in other comprehensive loss:
Unrecognized net loss	—	—
Prior service cost	—	—

Total recognized in other comprehensive loss	—	—

Total recognized in net periodic pension cost and other comprehensive loss	$13	$28

The estimated unrecognized loss and prior service cost that will be accreted into accumulated other comprehensive loss from net periodic benefit cost over the year ended March 31, 2009 is $0 and $1,000, respectively.

The discount rate used in determining the projected benefit obligation and net periodic benefit cost was 6.0% for the year ended March 31, 2008 and 2007.

Estimated future benefit payments are as follows for the years ended March 31:

(In Thousands)
2009	$12
2010	18
2011	18
2012	18
2013	18
2014-2018	90

The Association sponsors a 401(k) Plan whereby the Association matches 50% of the first 6% of employee contributions. During the years ended March 31, 2008 and 2007, the Association contributed $105,000 and $61,000, respectively under this plan.

The Association has an Executive Supplemental Retirement Plan Agreement and a Life Insurance Endorsement Method Split Dollar Plan Agreement for the benefit of the President of the Association. The plan provides the President with an annual retirement benefit equal to approximately $173,000 over a period of 240 months. Following the initial 240 month period, certain additional amounts may be payable to the President until his death based on the performance of the life insurance policies that the Association has acquired as an informal funding source for its obligation to the President. The income recorded on the life insurance policies amounted to $154,000 for the years ended March 31, 2008 and 2007. A periodic amount is being expensed and accrued to a liability reserve account during the President’s active employment so that the full present value of the promised benefit will be expensed at his retirement. The expense of this plan to the Association for the years ended March 31, 2008 and 2007 was $269,000 and $245,000, respectively. The cumulative liability for this plan is reflected in other liabilities on the consolidated balance sheets as of March 31, 2008 and 2007 in the amounts of $1.0 million and $764,000, respectively.

The Association formed a Rabbi Trust for the Executive Supplemental Retirement Plan. The Trust’s assets consist of split dollar life insurance policies. The cash surrender values of the policies are reflected as an asset on the consolidated balance sheets. As of March 31, 2008 and 2007, total assets in the Rabbi Trust were $4.2 million and $4.0 million, respectively.

The Association adopted the Enfield Federal Savings and Loan Association Supplemental Executive Retirement Plan (SERP), effective June 4, 2002. The SERP provides restorative payments to executives designated by the Board of Directors who are prevented by certain provisions of the Internal Revenue Code from receiving the full benefits contemplated by other benefit plans. The Board of Directors has designated the President to participate in the Plan. The expense of this plan to the Association for the year ending March 31, 2008 is $10,000.

The Company and the Association each entered into an employment agreement with its President. The employment agreements provide for the continued payment of specified compensation and benefits for specified periods. The agreements also provide for termination of the executive for cause (as defined in the agreements) at any time. The employment agreements provide for the payment, under certain circumstances, of amounts upon termination following a “change in control” as defined in the agreements. The agreements also provide for certain payments in the event of the officer’s termination for other than cause and in the case of voluntary termination.

The Association maintains change in control agreements with several employees. The agreements are renewable annually. The agreements provide that if involuntary termination or, under certain circumstances, voluntary termination follows a change in control of the Association, the employee would be entitled to receive a severance payment equal to a multiple of his “base amount,” as defined under the Internal Revenue Code. The Association would also continue and/or pay for life, health and disability coverage for a period of time following termination.

NOTE 13 - STOCK COMPENSATION PLANS

In 2003, the Company adopted the New England Bancshares, Inc. 2003 Stock-Based Incentive Plan (the “2003 Plan”) which includes grants of options to purchase Company stock and awards of Company stock. The number of shares of common stock reserved for grants and awards under the 2003 Plan is 473,660, consisting of 338,327 shares for stock options and 135,333 shares for stock awards. All employees and outside directors of the Company are eligible to participate in the 2003 Plan.

In 2006, the Company adopted the New England Bancshares, Inc. 2006 Equity Incentive Plan (the “2006 Plan”) which includes grants of options to purchase Company stock and awards of Company stock. The number of shares of common stock reserved for grants and awards under the 2006 Plan is 274,878, consisting of 196,342 shares for stock options and 78,536 shares for stock awards.

The 2003 and 2006 Plans define the stock option exercise price as the fair market value of the Company stock at the date of the grant. The Company determines the term during which a participant may exercise a stock option, but in no event may a participant exercise a stock option more than ten years from the date of grant. The stock options vest in installments over five years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock option grants in the year ended March 31, 2008 and 2007.

	2008	2007
Dividend yield	0.89%	0.93%
Expected life	10 years	10 years
Expected volatility	13.0%	14.0%
Risk-free interest rate	4.65%	4.80%

A summary of the status of the Plans as of March 31, 2008 and 2007 and changes during the years then ended is presented below:

	2008		2007
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	356,778	$8.55	252,004	$6.68
Granted	15,000	13.29	108,563	12.84
Exercised	(5,683)	6.99	—	—
Forfeited	(16,098)	7.04	(3,789)	7.73

Outstanding at end of year	349,997	$8.84	356,778	$8.55

Options exercisable at year-end	236,233		186,195
Weighted-average fair value of options granted during the year	$4.20		$4.14

The following table summarizes information about stock options outstanding as of March 31, 2008:

Options Outstanding			Options Exercisable
Number Outstanding as of 3/31/08	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable as of 3/31/08	Weighted-Average Exercise Price
195,250	4.9 years	$6.40	195,250	$6.40
30,784	6.1 years	8.17	18,470	8.17
2,000	7.9 years	10.81	800	10.81
106,963	8.4 years	12.84	21,713	12.84
15,000	9.1 years	13.29	—	—

349,997	6.3 years	8.84	236,233	7.15

Under the 2003 and 2006 Plans, common stock of the Company may be granted at no cost to employees and outside directors of the Company. Plan participants are entitled to cash dividends and to vote such shares. Such shares vest in five equal annual installments. Upon issuance of shares of restricted stock under the Plans, unearned compensation equivalent to the market value at the date of grant is charged to the capital accounts and subsequently amortized to expense over the five-year vesting period. In February 2003, 86,251 shares were awarded under the 2003 Plan and in September 2006, 53,189 shares were awarded under the 2006 Plan. The awards vest in installments over five years. The compensation cost that has been charged against income for the granting of stock awards under the plan was $230,000 and $197,000 for the years ended March 31, 2008 and 2007, respectively.

Upon a change in control as defined in the 2003 and 2006 Plans, options held by participants will become immediately exercisable and shall remain exercisable until the expiration of the term of the option, regardless of whether the participant is employed or in service with the Company; and all stock awards held by a participant will immediately vest and further restrictions lapse.

As of March 31, 2008, there was $393,000 of unrecognized compensation cost related to unvested stock options granted under the Plans. That cost is expected to be recognized over a weighted-average period of 3.4 years.

NOTE 14 - EMPLOYEE STOCK OWNERSHIP PLAN

On June 4, 2002, the date the mutual holding company reorganization was consummated, the Association implemented the Enfield Federal Savings and Loan Association Employee Stock Ownership Plan (the “ESOP”) effective as of January 1, 2002. On June 4, 2002, the ESOP purchased 73,795 shares of the common stock of the Company (174,768 as adjusted for the 2.3683 share exchange). To fund the purchases, the ESOP borrowed $738,000 from the Company. The borrowing is currently at an interest rate of 4.75% and is to be repaid in equal annual installments through December 31, 2011. In fiscal 2006, the ESOP purchased 246,068 shares of common stock in the second-step conversion with a $2.5 million loan from the Company, which has a 15 year term at an interest rate of 7.25%. Dividends paid on unreleased shares are used to reduce the principal balance of the loan. The collateral for the borrowing is the common stock of the Company purchased by the ESOP. Contributions by the Association to the ESOP are discretionary; however, the Association intends to make annual contributions to the ESOP in an aggregate amount at least equal to the principal and interest requirements on the debt. The shares of stock of the Company are held in a suspense account until released for allocation among participants. The shares will be released annually from the suspense account and the released shares will be allocated among the participants on the basis of the participant’s compensation for the year of allocation compared to all other participants. As any shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares and the shares will be outstanding for earnings-per-share purposes. The shares not released are reported as unearned ESOP shares in the capital accounts section of the balance sheet. ESOP expense for the years ended March 31, 2008 and 2007 was $399,000 and $421,000, respectively.

The ESOP shares as of March 31 were as follows:

	2008	2007
Allocated shares	117,936	95,038
Unreleased shares	283,183	317,063

Total ESOP shares	401,119	412,101

Fair value of unreleased shares	$3,185,809	$4,277,180

NOTE 15 - REGULATORY MATTERS

The Company, as a Federal Reserve multi-bank holding company, is not subject to capital requirements. The Association and Bank (collectively “Subsidiaries”) are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Subsidiaries’ financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Subsidiaries must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of Core capital (as defined) to adjusted tangible assets (as defined) and Tangible capital (as defined) to Tangible assets (as defined). Management believes, as of March 31, 2008 and 2007, that the Subsidiaries meet all capital adequacy requirements to which they are subject.

As of March 31, 2008, the most recent notification from the Office of Thrift Supervision categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Association must maintain minimum total risk-based, Tier 1 risk-based, Core and Tangible capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Association’s category.

The Association’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar Amounts in Thousands)
As of March 31, 2008:
Total Capital (to Risk Weighted Assets)	$27,376	14.13%	$15,504	> 8.0%	$19,381	> 10.0%
Tangible Capital (to Tangible Assets)	25,300	8.80	4,313	> 1.5	N/A	N/A
Core Capital (to Adjusted Tangible Assets)	25,300	8.80	11,502	> 4.0	14,378	> 5.0
Tier 1 Capital (to Risk Weighted Assets)	25,300	13.05	N/A	N/A	11,628	> 6.0
As of March 31, 2007:
Total Capital (to Risk Weighted Assets)	$43,350	25.26%	$13,730	> 8.0%	$17,162	> 10.0%
Tangible Capital (to Tangible Assets)	41,476	14.66	4,243	> 1.5	N/A	N/A
Core Capital (to Adjusted Tangible Assets)	41,476	14.66	11,315	> 4.0	14,143	> 5.0
Tier 1 Capital (to Risk Weighted Assets)	41,476	24.17	N/A	N/A	10,297	> 6.0

The Association will not be able to declare or pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause the regulatory capital of the Association to be reduced below the amount required under OTS rules and regulations.

As of March 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		(Dollar amounts in thousands)
As of March 31, 2008:
Total Capital (to Risk Weighted Assets)	$26,256	14.33%	$14,658	>8.0%	$18,322	>10.0%
Tier 1 Capital (to Risk Weighted Assets)	24,286	13.25	7,329	>4.0	10,993	>6.0
Tier 1 Capital (to Average Assets)	24,286	11.56	8,402	>4.0	10,502	>5.0

NOTE 16 - EARNINGS PER SHARE (EPS)

Reconciliation of the numerators and denominators of the basic and diluted per share computations for net income are as follows:

	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	(In Thousands)
Year ended March 31, 2008
Basic EPS
Net income and income available to common stockholders	$1,215	5,620,196	$0.22
Effect of dilutive securities options	—	160,153

Diluted EPS
Income available to common stockholders and assumed conversions	$1,215	5,780,349	$0.21

Year ended March 31, 2007
Basic EPS
Net income and income available to common stockholders	$970	4,945,603	$0.20
Effect of dilutive securities options	—	179,964

Diluted EPS
Income available to common stockholders and assumed conversions	$970	5,125,567	$0.19

NOTE 17 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under non-cancelable operating leases for banking premises and equipment expiring between fiscal year 2009 and 2031. The total minimum rental due in future periods under these existing agreements is as follows as of March 31, 2008:

Year Ended March 31	(In Thousands)
2009	$796
2010	815
2011	830
2012	863
2013	828
Thereafter	9,740

Total minimum lease payments	$13,872

Certain leases contain provisions for escalation of minimum lease payments contingent upon increases in real estate taxes and percentage increases in the consumer price index. Certain leases contain options to extend for periods from one to five years. The total rental expense amounted to $788,000 and $540,000 for the years ended March 31, 2008 and 2007, respectively.

NOTE 18 - OTHER COMPREHENSIVE INCOME

Other comprehensive income for the years ended March 31, 2008 and 2007 are as follows:

	March 31, 2008
	Before Tax Amount	Tax Effects	Net of Tax Amount
	(Dollars in Thousands)
Net unrealized holding gains on available-for-sale securities	$824	$(321)	$503
Reclassification adjustment for realized losses in net income	93	(36)	57

Total	$917	$(357)	$560

	March 31, 2007
	Before Tax Amount	Tax Effects	Net of Tax Amount
	(Dollars in Thousands)
Net unrealized holding gains on available-for-sale securities	$462	$(180)	$282
Reclassification adjustment for realized gains in net income	(32)	13	(19)

Total	$430	$(167)	$263

NOTE 19 - FINANCIAL INSTRUMENTS

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income-producing properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of March 31, 2008 and 2007, the maximum potential amount of the Company’s obligation was $2,012,000 and $10,000 for financial and standby letters of credit, respectively. The Company’s outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Company may seek recourse through the customer’s underlying line of credit. If the customer’s line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

The following are carrying amounts and estimated fair values of the Company’s financial assets and liabilities as of March 31:

	2008		2007
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)
Financial assets:
Cash and cash equivalents	$36,239	$36,239	$18,640	$18,640
Interest-bearing time deposits with other banks	693	693	1,877	1,903
Available-for-sale securities	63,544	63,544	49,469	49,469
Federal Home Loan Bank stock	3,571	3,571	1,979	1,979
Loans, net	371,769	375,982	198,447	197,812
Other investment securities	3,400	3,400	—	—
Accrued interest receivable	2,165	2,165	1,323	1,323
Due from broker	714	714	—	—
Financial liabilities:
Deposits	370,312	372,478	181,675	182,330
Advanced payments by borrowers for taxes and insurance	909	909	796	796
FHLB advances	61,928	63,953	33,587	33,432
Securities sold under agreements to repurchase	8,555	8,558	9,177	9,182
Subordinated debentures	3,893	3,094	—	—
Due to broker	653	653	—	—

The carrying amounts of financial instruments shown in the above tables are included in the consolidated balance sheets under the indicated captions except for other investments, due from broker and due to broker which are included in other assets and other liabilities. Accounting policies related to financial instruments are described in Note 2.

The notional amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of March 31:

	2008	2007
	(In Thousands)
Commitments to originate loans	$8,305	$2,947
Standby letters of credit	2,012	10
Unadvanced portions of loans:
Construction	9,233	6,281
Home equity	8,088	1,726
Commercial lines of credit	19,473	4,300

	$47,111	$15,264

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 20 - ACQUISITION

The results of operations of Valley Bank have been included in the Company’s consolidated financial statements since the acquisition date of July 12, 2007. The following information assumes that the acquisition of First Valley Bancorp had occurred on April 1, 2006, the beginning of fiscal year 2007.

	For the Years Ended March 31,
	2008	2007
	(unaudited)
Total revenue	$30,893	$28,230
Net income	$1,044	$1,510
Earnings per share:
Basic	$0.18	$0.25
Diluted	$0.17	$0.24

Fair values of assets acquired and liabilities assumed at the date of acquisition is presented in the Consolidated Statements of Cash Flows.

NOTE 21 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company’s business activity is with customers located within Connecticut. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Company’s loan portfolio is comprised of loans collateralized by real estate located in the state of Connecticut.

NOTE 22 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year’s statement presentation.

NOTE 23 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following financial statements are for the Company (Parent Company Only) and should be read in conjunction with the consolidated financial statements of the Company.

NEW ENGLAND BANCSHARES, INC.

(Parent Company Only)

Balance Sheets

(In Thousands)

	March 31,
	2008	2007
ASSETS
Cash on deposit with Enfield Federal Savings and Loan Association	$1,762	$11,376
Investment in subsidiaries	67,197	42,852
Loans to ESOP	2,593	2,770
Accrued interest receivable	46	48
Other assets	1,100	359
Due from subsidiary	109	139

Total assets	$72,807	$57,544

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$70	$259
Subordinated debentures	3,893	—
Deferred tax liability	107	19
Stockholders’ equity	68,737	57,266

Total liabilities and stockholders’ equity	$72,807	$57,544

NEW ENGLAND BANCSHARES, INC.

(Parent Company Only)

Statements of Income

(In Thousands)

	For the Years Ended March 31,
	2008	2007
Interest income	$432	$762
Interest expense	195	—

Net interest income	237	762
Other expense	263	235

(Loss) income before income tax (benefit) expense and equity in undistributed net income of subsidiaries	(26)	527
Income tax (benefit) expense	(9)	211

(Loss) Income before equity in undistributed net income of subsidiaries	(17)	316
Equity in undistributed net income of subsidiaries	1,232	654

Net income	$1,215	$970

Statements of Cash Flows

(In Thousands)

	For the Years Ended March 31,
	2008	2007
Cash flows from operating activities:
Net income	$1,215	$970
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of fair value adjustments	5	—
Decrease in accrued interest receivable	2	47
Decrease in due from subsidiaries	898	525
Increase in other assets	(741)	(327)
(Decrease) increase in other liabilities	(101)	245
Undistributed net income of subsidiaries	(1,232)	(654)

Net cash provided by operating activities	46	806

Cash flows from investing activities:
Dividends from subsidiaries	19,000	—
Investment in subsidiaries	(12,000)	—
Cash issued in acquisition	(12,424)	—
Principal payments received on loans to ESOP	177	164

Net cash (used in) provided by investing activities	(5,247)	164

Cash flows from financing activities:
Purchase of treasury stock	(3,772)	—
Purchase of stock for equity incentive plan	—	(1,019)
Exercise of stock options	40	—
Payment of cash dividends on common stock	(681)	(600)

Net cash used in financing activities	(4,413)	(1,619)

Net decrease in cash and cash equivalents	(9,614)	(649)
Cash and cash equivalents at beginning of year	11,376	12,025

Cash and cash equivalents at end of year	$1,762	$11,376

[SHATSWELL, MacLEOD & COMPANY, P.C. LETTERHEAD]

The Board of Directors and Stockholders

The Apple Valley Bank & Trust Company

Cheshire, Connecticut

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheets of The Apple Valley Bank & Trust Company as of December 31, 2008 and 2007 and the related statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Apple Valley Bank & Trust Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ SHATSWELL, MacLEOD & COMPANY, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts

February 6, 2009

THE APPLE VALLEY BANK & TRUST COMPANY

BALANCE SHEETS

December 31, 2008 and 2007

ASSETS	2008	2007
Cash and due from banks	$7,966,728	$1,488,723
Federal funds sold	–	100,000
Interest-bearing demand deposits with other banks	6,940	145,999

Cash and cash equivalents	7,973,668	1,734,722
Investments in available-for-sale securities (at fair value)	4,185,563	5,897,193
Federal Home Loan Bank stock, at cost	465,000	465,000
Loans, net of allowance for loan losses of $701,656 as of December 31, 2008 and $671,320 as of December 31, 2007	64,234,331	58,364,441
Premises and equipment	1,943,715	2,067,614
Other real estate owned	505,000	–
Accrued interest receivable	323,507	281,231
Deferred tax asset, net	1,597,639	1,234,298
Other assets	165,506	138,357

Total assets	$81,393,929	$70,182,856

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$6,303,008	$6,413,633
Interest-bearing	64,392,654	50,090,091

Total deposits	70,695,662	56,503,724
Federal Home Loan Bank advances	4,502,921	6,882,977
Other liabilities	233,955	256,720

Total liabilities	75,432,538	63,643,421

Stockholders’ equity:
Preferred stock, $1.00 par value per share; 250,000 shares authorized; issued and outstanding, none	–	–
Common stock, $.01 par value; authorized 2,750,000 shares; issued and outstanding, 862,013 shares in 2008 and 2007	8,620	8,620
Paid-in capital	8,264,144	8,264,144
Accumulated deficit	(2,312,909)	(1,727,088)
Accumulated other comprehensive income (loss)	1,536	(6,241)

Total stockholders’ equity	5,961,391	6,539,435

Total liabilities and stockholders’ equity	$81,393,929	$70,182,856

The accompanying notes are an integral part of these financial statements.

THE APPLE VALLEY BANK & TRUST COMPANY

STATEMENTS OF INCOME

Years Ended December 31, 2008 and 2007

	2008	2007
Interest and dividend income:
Interest and fees on loans	$4,230,880	$3,745,391
Interest on debt securities - taxable	194,973	276,968
Dividends on equity securities	18,105	30,926
Interest on federal funds sold	32,730	76,574

Total interest and dividend income	4,476,688	4,129,859

Interest expense:
Interest on deposits	1,986,484	1,959,794
Interest on Federal Home Loan Bank advances	205,123	170,576

Total interest expense	2,191,607	2,130,370

Net interest and dividend income	2,285,081	1,999,489
Provision for loan losses	498,680	96,000

Net interest and dividend income after provision for loan losses	1,786,401	1,903,489

Noninterest income:
Service charges on deposits	129,238	61,496
Other income	47,147	25,347

Total noninterest income	176,385	86,843

Noninterest expense:
Salaries and employee benefits	1,479,624	1,479,306
Occupancy expense	342,868	315,773
Equipment expense	146,869	121,390
Insurance expense	54,031	52,753
Professional fees	210,876	169,416
Advertising and promotions	73,911	92,653
Supplies	41,609	60,768
Data processing and outside service fees	210,362	166,484
Other expense	356,510	237,603

Total noninterest expense	2,916,660	2,696,146

Loss before income tax benefit	(953,874)	(705,814)
Income tax benefit	(368,053)	(305,882)

Net loss	$(585,821)	$(399,932)

Net loss per share	$(.68)	$(.46)

Weighted-average shares outstanding	862,013	862,013

The accompanying notes are an integral part of these financial statements.

THE APPLE VALLEY BANK & TRUST COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2008 and 2007

	Common Stock	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2006	$8,620	$8,264,144	$(1,327,156)	$(79,401)	$6,866,207
Comprehensive loss:
Net loss	–	–	(399,932)	–	–
Net change in unrealized holding loss on available-for-sale securities, net of tax effect	–	–	–	73,160	–
Comprehensive loss	–	–	–	–	(326,772)

Balance, December 31, 2007	8,620	8,264,144	(1,727,088)	(6,241)	6,539,435
Comprehensive loss:
Net loss	–	–	(585,821)	–	–
Net change in unrealized holding loss on available-for-sale securities, net of tax effect	–	–	–	7,777	–
Comprehensive loss	–	–	–	–	(578,044)

Balance, December 31, 2008	$8,620	$8,264,144	$(2,312,909)	$1,536	$5,961,391

Reclassification disclosure for the years ended December 31:

				2008	2007
Net unrealized holding gains on available-for-sale securities				$12,739	$119,837

Other comprehensive gain before income tax effect				12,739	119,837
Income tax expense				(4,962)	(46,677)

Other comprehensive income, net of tax				$7,777	$73,160

Accumulated other comprehensive income (loss) as of December 31, 2008 and 2007 consists of net unrealized holding gains (losses) on available-for-sale securities, net of taxes.

The accompanying notes are an integral part of these financial statements.

THE APPLE VALLEY BANK & TRUST COMPANY

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:
Net loss	$(585,821)	$(399,932)
Adjustments to reconcile net loss to net cash used in operating activities:
Net amortization of securities	2,463	4,431
Provision for loan losses	498,680	96,000
Increase in deferred loan origination costs, net	(28,014)	(14,843)
Depreciation and amortization	181,199	131,810
Increase in accrued interest receivable	(42,276)	(16,933)
Decrease (increase) in prepaid expenses	28,591	(67,764)
Increase in other assets	(17,247)	(6,358)
(Decrease) increase in accrued interest payable	(5,225)	14,629
(Decrease) increase in accrued expenses	(18,183)	12,751
Increase (decrease) in other liabilities	643	(7,491)
Deferred income tax benefit	(368,303)	(306,132)

Net cash used in operating activities	(353,493)	(559,832)

Cash flows from investing activities:
Purchases of available-for-sale securities	(1,568,168)	–
Proceeds from maturities of available-for-sale securities	3,290,074	1,988,074
Redemption of Federal Home Loan Bank stock	–	5,100
Loan originations and principal collections, net	(13,084,894)	(13,612,982)
Proceeds from loan sales	6,239,338	–
Capital expenditures	(95,793)	(1,298,399)

Net cash used in investing activities	(5,219,443)	(12,918,207)

Cash flows from financing activities:
Net increase (decrease) in demand deposits, NOW, money market and savings accounts	11,356,809	(1,459,095)
Net increase in time deposits	2,835,129	10,039,090
Proceeds from long-term advances from Federal Home Loan Bank	2,000,000	800,000
Net change in short-term advances	(2,950,000)	2,950,000
Principal payments made on long-term advances from Federal Home Loan Bank	(1,430,056)	(1,486,193)

Net cash provided by financing activities	11,811,882	10,843,802

Net increase (decrease) in cash and cash equivalents	6,238,946	(2,634,237)
Cash and cash equivalents at beginning of year	1,734,722	4,368,959

Cash and cash equivalents at end of year	$7,973,668	$1,734,722

Supplemental disclosures:
Interest paid	$2,196,832	$2,115,741
Taxes paid	250	250
Loans transferred to other real estate owned	505,000	–

The accompanying notes are an integral part of these financial statements.

THE APPLE VALLEY BANK & TRUST COMPANY

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

NOTE 1 - NATURE OF OPERATIONS

The Apple Valley Bank & Trust Company (Bank) is a state chartered bank which was incorporated in Connecticut and is headquartered in Cheshire, Connecticut. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in consumer and small business loans.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The financial statements of the Bank were prepared using the accrual basis of accounting. The significant accounting policies of the Bank are summarized below to assist the reader in better understanding the financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, federal funds sold and interest-bearing demand deposits with other banks.

Cash and due from banks as of December 31, 2008 and 2007 includes $100,000, which is subject to withdrawals and usage restrictions to satisfy the requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts computed so as to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Bank classifies debt and equity securities into categories of held-to-maturity or available-for-sale. These security classifications may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Bank has the positive intent and ability to hold them to maturity. All other securities must be classified as available-for-sale.

—	Held-to-maturity securities are measured at amortized cost in the balance sheets. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the financial statements.

—	Available-for-sale securities are carried at fair value on the balance sheets. Unrealized holding gains and losses are not included in earnings but are reported as a net amount (less expected tax) in a separate component of capital until realized.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

On December 8, 2008, the Federal Home Loan Bank of Boston announced a moratorium on the repurchase of excess stock held by its members. The moratorium will remain in effect indefinitely.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff, are reported at their outstanding principal balances adjusted by amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination, commitment fees and certain direct origination costs are deferred and the net amount amortized as an adjustment of the related loan’s yield. Deferred amounts are recognized for fixed rate loans over the contractual life of the related loans. For adjustable rate loans, deferred amounts are recognized over the period of time required to adjust the contractual interest rate to a yield approximating a market rate at origination date. Home equity line deferred fees are recognized over the membership period.

Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 90 days past due and collectibility is in doubt. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets. Estimated lives are 2 to 7 years for furniture and equipment. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated life of the improvements.

ADVERTISING:

The Bank directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Bank recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Bank’s assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards (SFAS) No. 107, “Disclosures about Fair Value of Financial Instruments,” requires that the Bank disclose estimated fair value for its financial instruments. Fair value methods and assumptions used by the Bank in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets’ fair values.

Interest-bearing time deposits with other banks: Fair values of interest-bearing time deposits with other banks are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank advances: Fair values for Federal Home Loan Bank advances are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated expected monthly maturities on Federal Home Loan Bank advances.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

LOSS PER SHARE:

Basic loss per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share (EPS) reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The Bank has not presented diluted EPS for 2008 and 2007 because its capital structure is not complex.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109” (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2007. The Bank’s adoption of FIN 48 did not have a material impact on its financial statements.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) on Issue No. 06-4 “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,” (EITF Issue 06-4). EITF 06-4 requires companies with an endorsement split-dollar life insurance arrangement to recognize a liability for future postretirement benefits. The effective date is for fiscal years beginning after December 15, 2007, with earlier application permitted. The Bank should recognize the effects of applying this issue through either (a) a change in accounting principle through a cumulative effect adjustment to retained earnings or (b) a change in accounting principle through retrospective application to all periods. The adoption of the new EITF issue did not have a material impact on the Bank’s financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. The FASB’s FSP FAS 157-2, “Effective Date of FASB Statement No. 157”, defers until January 1, 2009, the application of SFAS 157 to nonfinancial assets and nonfinancial liabilities not recognized or disclosed at least annually at fair value. This includes nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods. The Bank adopted this statement on January 1, 2008. See Note 10—Fair Value Measurements for additional information.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 permits entities, at specified election dates, to choose to measure certain financial instruments at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date and upfront fees and costs related to those items will be recognized in earnings as incurred and not deferred. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. The adoption of the new standard did not have a material impact on the Bank’s financial position, results of operations or cash flows. See Note 10—Fair Value Measurements for additional information.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements and Amendment of ARB No. 51 (“SFAS No. 160”). The new pronouncement requires all entities to report noncontrolling (minority) interests in subsidiaries as a component of stockholders’ equity. SFAS No. 160 will be effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Management does not anticipate that this statement will have a material impact on the Bank’s financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS 141(R)). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non controlling minority interests and includes a substantial number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Bank does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In February 2008, the FASB issued FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” This FSP provides guidance on how the transferor and transferee should separately account for a transfer of a financial asset and a related repurchase financing if certain criteria are met. This guidance will be effective January 1, 2009. The adoption of this new FSP is not expected to have a material effect on the Bank’s results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The guidance in SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Bank does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP provides guidance as to factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets.” This guidance will be effective January 1, 2009. The adoption is not expected to have a material effect on the Bank’s results of operations or financial position.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This standard formalizes minor changes in prioritizing accounting principles used in the preparation of financial statements that are presented in conformity with GAAP. This standard became effective November 18, 2008.

NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Investments in available-for-sale securities have been classified in the balance sheets according to management’s intent. The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008:
Debt securities issued by U.S. government corporations and agencies	$1,528,952	$23,830	$343	$1,552,439
Mortgage-backed securities	2,654,095	5,102	26,073	2,633,124

	$4,183,047	$28,932	$26,416	$4,185,563

December 31, 2007:
Debt securities issued by U.S. government corporations and agencies	$3,533,641	$9,667	$4,588	$3,538,720
Mortgage-backed securities	2,373,775	14,386	29,688	2,358,473

	$5,907,416	$24,053	$34,276	$5,897,193

The scheduled maturities of debt securities were as follows as of December 31, 2008:
			Fair Value
Due within one year			$500,470
Due after one year through five years			1,051,969
Mortgage-backed securities			2,633,124

			$4,185,563

At December 31, 2008, investment securities with a carrying value of $4,185,159 were pledged to secure public deposits. At December 31, 2007, a U.S. government agency security with a carrying value of $499,513 was pledged to secure public deposits. In addition, at December 31, 2008 and 2007, investments in available-for-sale securities were held in safekeeping at the Federal Home Loan Bank of Boston (FHLB) and are available, if not pledged for other purposes, under a blanket lien, to secure existing and future FHLB advances (see Note 7).

There were no sales of available-for-sale securities during 2008 and 2007.

There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders’ equity as of December 31, 2008.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized-loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2008:
Debt securities issued by U.S. government corporations and agencies	$–	$–	$27,599	$343	$27,599	$343
Mortgage-backed securities	1,277,764	19,211	446,162	6,862	1,723,926	26,073

Total temporarily impaired securities	$1,277,764	$19,211	$473,761	$7,205	$1,751,525	$26,416

December 31, 2007:
Debt securities issued by U.S. government corporations and agencies	$–	$–	$2,529,248	$4,588	$2,529,248	$4,588
Mortgage-backed securities	56,134	390	1,162,031	29,298	1,218,165	29,688

Total temporarily impaired securities	$56,134	$390	$3,691,279	$33,886	$3,747,413	$34,276

The above securities are issued by U.S. government agencies and government sponsored enterprises with strong credit ratings. Unrealized losses at December 31, 2008 are attributable to changes in market interest rates since the Bank acquired the securities. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other than temporary.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2008	2007
Commercial and industrial loans	$7,477,544	$14,844,513
Real estate - construction and land development	5,429,566	4,406,784
Real estate - residential	29,548,331	21,721,141
Real estate - commercial	21,782,008	17,491,124
Consumer	561,388	463,063

	64,798,837	58,926,625
Allowance for loan losses	(701,656)	(671,320)
Deferred loan origination costs, net	137,150	109,136

Net loans	$64,234,331	$58,364,441

Certain directors and executive officers of the Bank and companies in which they have significant ownership interest were customers of the Bank during 2008. Total loans to such persons and their companies amounted to $569,903 as of December 31, 2008. During 2008, principal payments totaled $183,220 and advances amounted to $389,829.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2008	2007
Balance at beginning of period	$671,320	$577,000
Provision for loan losses	498,680	96,000
Charge offs	(468,344)	(1,680)

Balance at end of period	$701,656	$671,320

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:
	2008	2007
Total nonaccrual loans	$1,630,770	$663,441

Accruing loans which are 90 days or more overdue	$–	$–

Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows as of December 31:

	2008		2007
	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses
Loans for which there is a related allowance for credit losses	$72,555	$22,555	$663,441	$9,170
Loans for which there is no related allowance for credit losses	950,612	–	–	–

Totals	$1,023,167	$22,555	$663,441	$9,170

Average recorded investment in impaired loans during the year ended December 31	$909,960		$132,688

Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired
Total recognized	$–		$–

Amount recognized using a cash-basis method of accounting	$–		$–

Loans serviced for others are not included in the accompanying balance sheets. As of December 31, 2008 and 2007, the unpaid principal balances of loans serviced for others were $10,815,067 and $3,829,839, respectively. The Bank has not recorded a mortgage servicing asset or liability related to loans sold with servicing retained since management deemed the amount to be immaterial.

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2008	2007
Land	$400,000	$400,000
Buildings	1,218,781	1,183,857
Leasehold improvements	441,229	441,229
Furniture and equipment	939,222	931,417

	2,999,232	2,956,503
Accumulated depreciation and amortization	(1,055,517)	(888,889)

	$1,943,715	$2,067,614

Depreciation and amortization expense for the years ended December 31, 2008 and 2007 amounted to $166,628 and $130,154, respectively.

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2008 and 2007 was $14,526,155 and $13,568,000, respectively.

For time deposits as of December 31, 2008, the scheduled maturities for the years ended December 31, are as follows:

2009	$24,618,885
2010	6,890,450
2011	4,339,639
2012	1,128,258
2013	1,973,434

Total	$38,950,666

Deposits from related parties held by the Bank as of December 31, 2008 and 2007 amounted to $1,724,137 and $2,120,045, respectively.

The Bank has one depositor with deposits at the Bank amounting to $4,099,661 as of December 31, 2008.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (FHLB).

Maturities of advances from the FHLB for the five years ending after December 31, 2008, and thereafter, are summarized as follows:

2009	$2,438,583
2010	1,529,342
2011	185,167
2012	141,228
2013	208,601

$4,502,921

Amortizing advances are being repaid in equal monthly payments and are being amortized from the date of the advance to the maturity date on a direct reduction basis.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities and other qualified assets.

At December 31, 2008, the interest rates on FHLB advances ranged from 2.36% to 4.93%. At December 31, 2008, the weighted average interest rate on FHLB advances was 3.41%.

NOTE 8 - INCOME TAX BENEFIT

The components of income tax benefit are as follows for the years ended December 31:

	2008	2007
Current:
Federal	$–	$–
State	250	250
	250	250
Deferred:
Federal	(298,440)	(218,442)
State	(66,287)	(57,648)
	(364,727)	(276,090)

Change in valuation allowance	(3,576)	(30,042)

Total income tax benefit	$(368,053)	$(305,882)

The following reconciles the income tax benefit from the statutory rate to the amounts reported in the statements of income for the years ended December 31:

	2008		2007
	Amount	% of Income	Amount	% of Income
Federal income tax at statutory rate	$(324,317)	(34.0)%	$(239,977)	(34.0)%
Increase (decrease) in tax resulting from:
Unallowable expenses and other	3,424.4		2,020	.4
State tax benefit, net of federal tax expense	(43,584)	(4.6)	(37,883)	(5.4)
Change in valuation allowance	(3,576)	(.4)	(30,042)	(4.3)

	$(368,053)	(38.6)%	$(305,882)	(43.3)%

The Bank had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

			2008	2007
Deferred tax assets:
Allowance for loan losses			$239,455	$239,689
Depreciation			71,809	70,648
Interest on non-performing loans			21,086	–
Operating loss carryover			1,351,272	987,075
State tax credits			28,341	31,917
Other			19,139	23,126
Net unrealized holding loss on available-for-sale securities			–	3,982

Gross deferred tax assets			1,731,102	1,356,437
Valuation allowance			(28,341)	(31,917)

Gross deferred tax assets net of valuation allowance			1,702,761	1,324,520

Deferred tax liabilities:
Deferred loan costs			(104,142)	(90,222)

Net unrealized holding gain on available-for-sale securities			(980)	–

Gross deferred tax liabilities			(105,122)	(90,222)

Net deferred tax asset			$1,597,639	$1,234,298

The Bank has available unused net operating loss carryforwards for federal income tax purposes that may be applied against future taxable income as follows as of December 31, 2008:

Amount	Expiration Date
$503,285	2021
629,429	2022
392,909	2023
258,387	2024
36,864	2025
654,720	2027
933,505	2028

For state income tax purposes, operating loss carryforwards are as follows as of December 31, 2008:

Amount	Expiration Date
$919,592	2021
630,830	2022
397,842	2023
264,251	2024
48,835	2025
675,469	2027
945,548	2028

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2008, the Bank was obligated under non-cancelable operating leases for bank premises and equipment expiring between November 8, 2009 and August 31, 2016. The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2008:

2009	$120,696
2010	116,455
2011	50,151
2012	51,907
2013	53,724
Thereafter	152,406

Total	$545,339

The leases for bank premises contain options to extend for periods from five to ten years. The cost of such rentals is not included above. Total lease expense amounted to $161,453 and $159,712 for the years ended December 31, 2008 and 2007, respectively.

NOTE 10 - FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Bank adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements, which provides a framework for measuring fair value under generally accepted accounting principles.

The Bank also adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. SFAS No. 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The Bank did not elect fair value treatment for any financial assets or liabilities upon adoption.

In accordance with SFAS 157, the Bank groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury, other U.S. Government and agency mortgage-backed securities that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other methodologies, including option pricing models, discounted cash flow models and similar techniques, are not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets and liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value for December 31, 2008.

The Bank’s cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

The Bank’s investment in agency and mortgage-backed securities available-for-sale are generally classified within level 2 of the fair value hierarchy. For these securities, we obtain fair value measurements from independent pricing services. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instrument’s terms and conditions.

Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. Subsequent to inception, management only changes level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalization and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows.

The Bank’s impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using level 2 inputs based upon appraisals of similar properties obtained from a third party.

The following summarizes assets measured at fair value for the period ending December 31, 2008.

ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

	Fair Value Measurements at Reporting Date Using:
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Securities available-for-sale	$4,185,563	$–	$4,185,563	$–
Impaired loans	50,000	–	50,000	–

Totals	$4,235,563	$–	$4,235,563	$–

The following are carrying amounts and estimated fair values of the Bank’s financial assets and liabilities as of December 31:

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$7,973,668	$7,973,668	$1,734,722	$1,734,722
Available-for-sale securities	4,185,563	4,185,563	5,897,193	5,897,193
Federal Home Loan Bank stock	465,000	465,000	465,000	465,000
Loans, net	64,234,331	64,693,000	58,364,441	58,710,000
Accrued interest receivable	323,507	323,507	281,231	281,231

Financial liabilities:
Deposits	70,695,662	71,130,000	56,503,724	56,926,000
Federal Home Loan Bank advances	4,502,921	4,598,673	6,882,977	6,796,000

The carrying amounts of financial instruments shown in the above table are included in the balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

NOTE 11 - FINANCIAL INSTRUMENTS

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, unadvanced funds on loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income-producing properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2008 and 2007, the maximum potential amount of the Bank’s obligation was $472,372 and $521,000, respectively, for financial and standby letters of credit. The Bank’s outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Bank may seek recourse through the customer’s underlying line of credit. If the customer’s line of credit is also in default, the Bank may take possession of the collateral, if any, securing the line of credit.

The notional amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of December 31:

	2008	2007
Commitments to originate loans	$–	$625,000
Unadvanced portions of construction loans	1,534,981	926,988
Unadvanced portions of home equity lines of credit	5,126,167	4,809,415
Unadvanced portions of other lines of credit	3,021,462	2,221,120
Standby letters of credit	472,372	521,000

	$10,154,982	$9,103,523

There is no material difference between the notional amount and the estimated fair value of the above off-balance sheet liabilities.

NOTE 12 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank’s business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Bank’s loan portfolio is comprised of loans collateralized by real estate located in the state of Connecticut.

NOTE 13 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category.

The Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)
As of December 31, 2008:
Total Capital (to Risk Weighted Assets)	$5,208	8.47%	$4,920	>8.0%	$6,151	>10.0%
Tier 1 Capital (to Risk Weighted Assets)	4,480	7.28	2,460	>4.0	3,690	>6.0
Tier 1 Capital (to Average Assets)	4,480	5.48	3,268	>4.0	4,085	>5.0

As of December 31, 2007:
Total Capital (to Risk Weighted Assets)	6,251	10.53	4,751	>8.0	5,939	>10.0
Tier 1 Capital (to Risk Weighted Assets)	5,558	9.36	2,376	>4.0	3,563	>6.0
Tier 1 Capital (to Average Assets)	5,558	8.17	2,720	>4.0	3,400	>5.0

Under Connecticut law the Bank may pay dividends only out of net profits, if any. The Connecticut Banking Commissioner’s approval is required for dividend payments which exceed the current year’s net profits and retained net profits from the preceding two years. In addition, the Connecticut Banking Commissioner prohibits payment of any dividends prior to recapture of organizational, pre-opening and offering expenses from operating profits. Additional restrictions on dividends may be imposed by the FDIC.

NOTE 14 - DEFINED CONTRIBUTION PLAN

The Bank has a 401(k) Plan (“Plan”) whereby employees who are 21 years old are eligible to participate and can contribute up to 25% of their compensation subject to certain limits based on federal tax laws. The Bank may make discretionary contributions to the Plan, but is not required to do so. The Bank has made no contributions to the Plan to date.

NOTE 15 - CHANGE IN CONTROL

The Bank’s President has a change in control agreement (agreement) with the Bank. Under the agreement if the President’s employment is terminated without cause or for cause materially related to a change in control within one year prior to the change in control then the President is entitled to a lump sum payment equal to the adjusted compensation (annual salary plus incentive compensation and car allowance) multiplied by three and medical benefits to be paid by the Bank and the President in the same proportion as the cost of such benefits shared between the Bank and an active participant in the Bank’s group health plan, until the President is eligible for Medicare.

Two of the Bank’s executive officers have change in control agreements (agreements) with the Bank. Under the agreements if the executive officer’s employment is terminated without cause or for cause materially related to a change in control within one year prior to the change in control then the executive is entitled to a lump sum payment equal to the adjusted compensation (annual salary plus incentive compensation) and medical benefits to be paid by the Bank and the executive in the same proportion as the cost of such benefits shared between the Bank and an active participant in the Bank’s group health plan, for the lesser of one year or until the executive becomes eligible for Medicare.

NOTE 16 - MERGER AGREEMENT

On January 14, 2009, New England Bancshares, Inc. (“New England Bancshares”), Valley Bank and the Bank entered into an Agreement and Plan of Merger (the “Merger Agreement”), under which New England Bancshares has agreed to acquire the Bank.

Under the terms of the Merger Agreement, which has been approved by the Boards of Directors of New England Bancshares, Valley Bank and the Bank, the Bank will merge with and into Valley Bank (the “Merger”), with Valley Bank surviving the Merger. The Merger Agreement provides for a combination cash and stock transaction, payable 60% in New England Bancshares stock and 40% in cash. Upon completion of the Merger, Apple Valley shareholders will be entitled to receive either one share of New England Bancshares common stock or $8.50 in cash for each share of Apple Valley stock, subject to proration.

Consummation of the Merger is subject to customary closing conditions including, but not limited to, the approval of the Bank’s shareholders and the receipt of requisite regulatory approvals.

NOTE 17 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year’s statement presentation.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

NEW ENGLAND BANCSHARES, INC.,

VALLEY BANK

and

THE APPLE VALLEY BANK & TRUST COMPANY

Dated as of January 14, 2009

AGREEMENT AND PLAN OF MERGER

i

ii

Exhibits:

Exhibit A	Form of Apple Valley Voting Agreement

Exhibit B	Principal and Other Offices of Surviving Corporation

Exhibit C	Form of Consulting Agreement

Exhibit D	Certificate of Incorporation

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 14, 2009, is by and among New England Bancshares, Inc., a Maryland corporation and bank holding company with its principal office in Enfield, Connecticut (“New England Bancshares”), Valley Bank, a Connecticut-chartered stock bank and wholly owned subsidiary of New England Bancshares with its principal office in Bristol, Connecticut (“Valley Bank”), and The Apple Valley Bank & Trust Company (“Apple Valley”), a Connecticut-chartered stock bank with its principal office located in Cheshire, Connecticut. Each of New England Bancshares, Valley Bank and Apple Valley is sometimes individually referred to herein as a “party,” and all of them are sometimes collectively referred to herein as the “parties.”

RECITALS

WHEREAS, the Board of Directors of Apple Valley deems it advisable and in the best interests of the stockholders of Apple Valley, and the Boards of Directors of New England Bancshares and Valley Bank deem it advisable and in the best interests of the respective stockholders of New England Bancshares and Valley Bank, to consummate the business combination transactions contemplated herein whereby Apple Valley, subject to the terms and conditions set forth herein, will merge with and into Valley Bank, with Valley Bank as the surviving entity (the “Merger”);

WHEREAS, the parties hereto desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the Merger, and the other transactions contemplated by this Agreement; and

WHEREAS, simultaneously with the execution of this Agreement by the parties hereto, each director and executive officer of Apple Valley is entering into the letter agreement included as Exhibit A to this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual representations, warranties and covenants herein contained and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Definitions. Except as otherwise provided herein, as used in this Agreement, the following terms shall have the indicated meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Acquisition Proposal” has the meaning given to that term in Section 5.06 of this Agreement.

“Affiliate” means, with respect to any Person, any Person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director. For the purposes of this definition, the term “control” shall mean: (1) ownership of 25 percent of any class of the voting securities of a party; (2) controlling the election of a majority of the board of directors of a party; or (3) the power to exercise a controlling influence over a party’s management or policies.

“Agreement” means this agreement, and any amendment or supplement hereto, which constitutes a “plan of merger” between New England Bancshares, Valley Bank and Apple Valley.

“Apple Valley Common Stock” shall have the meaning given to such term in Section 3.02(a).

“APPLE VALLEY DISCLOSURE SCHEDULES” means the Disclosure Schedules delivered by Apple Valley to New England Bancshares pursuant to Article III of this Agreement.

“Apple Valley Financials” means (i) the audited financial statements of Apple Valley as of December 31, 2007 and 2006 and for the three years ended December 31, 2007, including the notes thereto and (ii) the unaudited interim financial statements of Apple Valley as of each calendar quarter thereafter.

“Apple Valley Regulatory Reports” means the financial reports of Apple Valley and accompanying schedules, as filed with the Commissioner, the FDIC or any other Regulatory Authority for each appropriate calendar quarter beginning with the quarter ended December 31, 2006, through the Closing Date, and all annual, quarterly and current reports filed with the Commissioner by Apple Valley from December 31, 2006, through the Closing Date.

“Apple Valley Regulatory Response” means any response by Apple Valley to a Regulatory Agreement or any plan of action, business plan, commitment, agreement, policy or other arrangement included in such response by Apple Valley to a Regulatory Agreement.

“Applications” means the applications for all Regulatory Approvals that are required by the transactions contemplated hereby.

“Benefits Schedule” has the meaning given to that term in Section 3.18 of this Agreement.

“BHCA” means the Bank Holding Company Act of 1956, as amended

“BLC” means Connecticut General Statutes Sections 36a-1 et seq. and the regulations promulgated thereunder (the “Banking Laws of Connecticut”).

“Budget” has the meaning given to that term in Section 5.10(c).

“Business Day” means any day other than a Saturday, Sunday or Federal holiday.

“Capital Purchase Program” has the meaning given to that term in Section 3.26 of this Agreement.

“Cash Consideration” has the meaning given to that term in Section 2.02(a) of this Agreement.

“Cash Election” has the meaning given to that term in Section 2.03(b) of this Agreement.

“Cash Election Shares” has the meaning given to that term in Section 2.03(b) of this Agreement.

“CBCA” means the Connecticut Business Corporation Act.

“Certificate(s)” has the meaning given to that term in Section 2.03(c) of this Agreement.

“Change in Recommendation” has the meaning given to that term in Section 5.04(b) of this Agreement.

“Closing Date” means the Business Day on which the Merger closes, as determined by New England Bancshares, in its sole discretion, within five (5) days following the satisfaction or waiver of the conditions to closing set forth in Article VI of this Agreement, but in no event later than September 30, 2009.

“Closing Expense Statement” has the meaning given to that term in Section 5.10(c) of this Agreement.

“Commissioner” means the Connecticut Banking Commissioner.

“Compensation and Benefit Plans” means any bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock warrant, stock appreciation, phantom stock, severance, welfare and fringe benefit plans, employment, severance and change in control agreements and all other benefit practices, policies and arrangements maintained by Apple Valley in which any employee or former employee, consultant or former consultant or director or former director of Apple Valley currently participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits other than plans and programs involving immaterial obligations.

“Consulting Agreement” has the meaning given to that term in Section 5.11(f) of this Agreement.

“Continuing Employees” has the meaning given to that term in Section 5.11(a) of this Agreement.

“CRA” means the Community Reinvestment Act.

“Determination Date” has the meaning given to that term in Section 7.01(g) of this Agreement.

“DIF” means the Deposit Insurance Fund of the FDIC.

“Disclosure Schedule” means any of the NEW ENGLAND BANCSHARES DISCLOSURE SCHEDULES or the APPLE VALLEY DISCLOSURE SCHEDULES.

“Dissenters’ Shares” has the meaning given to that term in Section 2.06 of this Agreement.

“DOL” means the U.S. Department of Labor.

“Election Deadline” has the meaning given to that term in Section 2.03(c) of this Agreement.

“Election Form” has the meaning given to that term in Section 2.03(a) of this Agreement.

“Enfield Federal” shall mean Enfield Federal Savings and Loan Association, a federally chartered stock savings bank and wholly owned subsidiary of New England Bancshares.

“Environmental Law” means any applicable federal or state law, statute, rule, regulation, code, final order, final judgment, final decree, injunction, common law or written agreement with any federal or state Regulatory Authority relating to (i) the protection, preservation or restoration of the natural environment (including air, soil vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), (ii) the presence of Hazardous Material, or (iii) exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Material, in each case as amended and in effect as of the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

“Exchange Agent” means Registrar and Transfer Company, the transfer agent for New England Bancshares or such other entity selected by New England Bancshares and agreed to by Apple Valley.

“Excluded Shares” shall consist of (i) Dissenters’ Shares and (ii) shares of Apple Valley held directly or indirectly by New England Bancshares (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted).

“FDIA” means the Federal Deposit Insurance Act, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“FHLB” means a Federal Home Loan Bank.

“Final Index Price” has the meaning given to that term in Section 7.01(g) of this Agreement.

“FRB” means the Federal Reserve Board.

“GAAP” means accounting principles generally accepted in the United States of America as in effect at the relevant date and consistently applied.

“Hazardous Material” means any substance (whether solid, liquid or gas), which substance is listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“HOLA” means the Home Owners’ Loan Act, as amended.

“Initial New England Bancshares Market Value” has the meaning given to that term in Section 7.01(g) of this Agreement.

“Initial Index Price” has the meaning given to that term in Section 7.01(g) of this Agreement.

“Index Ratio” has the meaning given to that term in Section 7.01(g) of this Agreement.

“IRC” means the Internal Revenue Code of 1986, as amended.

“IRS” means the Internal Revenue Service.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known, or reasonably should have been known, by the senior executive officers and directors of such Person, and includes any facts, matters or circumstances set forth in any written notice from any Regulatory Authority or any other material written notice received by that Person.

“Letter of Transmittal” has the meaning given to that term in Section 2.04(a) of this Agreement.

“Loan Property” shall have the meaning given to such term in Section 3.14(b) of this Agreement.

“Mailing Date” has the meaning given to that term in Section 2.03(a) of this Agreement.

“Material Adverse Effect” shall mean, with respect to a Person, any adverse effect on its assets, financial condition or results of operations which is material to its assets, financial condition or results of operations on a consolidated basis, except for any such effect caused by changes in economic conditions affecting financial institutions generally, including, but not limited to (i) any change in the value of such Person’s assets resulting from a change in interest rates generally, (ii) any change or combination of changes occurring after the date hereof in any federal or state law, rule or regulation or in GAAP, which change(s) affect(s) financial institutions generally, (iii) compliance with this Agreement, (iv) any facts or circumstances existing on the date hereof and identified in a Disclosure Schedule attached to this Agreement on the date hereof, or (v) expenses incurred in connection with this Agreement and the transactions contemplated hereby. Apple Valley’s receipt of a regulatory order, directive, notification or comparable action from the FDIC or the Commissioner (for purposes of this sentence, an “Order”) in connection with the most recent regulatory examination conducted by the FDIC shall not, in and of itself, be deemed to be a Material Adverse Effect with respect to Apple Valley; provided, however, that the effect of any Order shall nonetheless be considered in connection with the determination of whether there has been a Material Adverse Effect with respect to Apple Valley.

“Material Contract” has the meaning given to that term in Section 3.08(a) of this Agreement.

“Merger” has the meaning given to that term in the Recitals of this Agreement.

“Merger Consideration” has the meaning given to that term in Section 2.02(a) of this Agreement.

“Merger Effective Date” means that date and time upon which the Certificate of Merger as to the Merger is accepted for filing by the Connecticut Secretary of State or such other date as otherwise stated in such filed Certificate of Merger, all in accordance with applicable law. The Merger Effective Date shall be the same date as the Closing Date.

“Mixed Election” has the meaning given to that term in Section 2.03(b) of this Agreement.

“New England Bancshares” has the meaning given to that term in the Preamble of this Agreement.

“New England Bancshares Financials” means (i) the audited consolidated financial statements of New England Bancshares, Inc. as of March 31, 2008 and 2007 and for the three years ended March 31, 2008, including the notes thereto and (ii) the unaudited interim consolidated financial statements of New England Bancshares, Inc. as of each calendar quarter thereafter.

“New England Bancshares Market Value on the Determination Date” has the meaning given to that term in Section 7.01(g) of this Agreement.

“New England Bancshares Ratio” has the meaning given to that term in Section 7.01(g) of this Agreement.

“NEW ENGLAND BANCSHARES DISCLOSURE SCHEDULES” means the Disclosure Schedules delivered by New England Bancshares to Apple Valley pursuant to Article IV of this Agreement.

“New England Bancshares Regulatory Reports” means the Call Reports of Valley Bank and the Thrift Financial Reports of Enfield Federal, and the accompanying schedules for each, as filed with the FDIC and the OTS for each calendar quarter beginning with the quarter ended March 31, 2008, through the Closing Date, and all Annual and Quarterly Reports filed on Form FR Y-6 and FR Y-9C filed with the FRB by New England Bancshares from March 31, 2008 through the Closing Date.

“Non-Election” has the meaning given to that term in Section 2.03(b) of this Agreement.

“Non-Election Shares” has the meaning given to that term in Section 2.03(b) of this Agreement.

“Nonperforming Assets” has the meaning given to that term in Section 5.10(a)(v) of this agreement.

“OTS” means the Office of Thrift Supervision.

“Participation Facility” shall have the meaning given to such term in Section 3.14(b) of this Agreement.

“Pension Plan” has the meaning given to that term in Section 3.12(a) of this Agreement.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, trust or “group” (as that term is defined in Section 13(d)(3) of the Exchange Act).

“Proxy Statement-Prospectus” has the meaning given to that term in Section 5.04(c) of this Agreement.

“Registration Statement” has the meaning given to that term in Section 5.04(c) of this Agreement.

“Regulatory Agreement” has the meaning given to that term in Section 3.11(c) of this Agreement.

“Regulatory Approvals” means all consents, waivers, approvals, nonobjections and clearances required to be obtained from or issued by the OTS, the FDIC, the FRB, the Commissioner, or the respective staffs thereof, in order to complete the transactions contemplated hereby.

“Regulatory Authority” means any agency or department of any federal, state or local government, including without limitation the OTS, the FDIC, the FRB or the Commissioner, or the respective staffs thereof.

“Representative” has the meaning given to that term in Section 2.03(b) of this Agreement.

“Rights” means warrants, options, rights, convertible securities and other capital stock equivalents that obligate an entity to issue its securities or to make payments of cash in lieu of issuing such securities or in respect to such securities.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

“Securities Documents” means all registration statements, schedules, statements, forms, reports, proxy material, and other documents required to be filed with the FDIC or the SEC under the Securities Laws.

“Securities Laws” means the Securities Act and the Exchange Act.

“Shortfall Number” has the meaning given to that term in Section 2.03(e)(ii) of this Agreement.

“Stock Consideration” has the meaning given to that term in Section 2.02(a) of this Agreement.

“Stock Conversion Number” has the meaning given to that term in Section 2.03(d) of this Agreement.

“Stock Election” has the meaning given to that term in Section 2.03(b) of this Agreement.

“Stock Election Number” has the meaning given to that term in Section 2.03(b) of this Agreement.

“Stock Election Shares” has the meaning given to that term in Section 2.03(b) of this Agreement.

“Stockholder Meeting” has the meaning given to that term in Section 5.04(b) of this Agreement.

“Subsidiary” means any corporation, limited liability company, limited liability partnership or partnership, whether general or limited), 50% or more of the capital stock or other equity ownership interest of which is owned, either directly or indirectly, by another entity, except any corporation the stock or other equity ownership interest of which is held as security by New England Bancshares or Apple Valley, as the case may be, in the ordinary course of its lending activities.

“Superior Proposal” has the meaning given to that term in Section 5.06 of this Agreement.

“Surviving Corporation” has the meaning given to that term in Section 2.01(a)(i) of this Agreement.

ARTICLE II

THE MERGER AND RELATED MATTERS

Section 2.01 Effects of Merger; Surviving Corporation.

(a) As of the Merger Effective Date, the following shall occur:

(i) Apple Valley shall merge with and into Valley Bank; the separate existence of Apple Valley shall cease; Valley Bank shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall remain a Connecticut-chartered stock bank; Valley Bank shall remain a wholly owned subsidiary of New England Bancshares with authorized capital stock consisting of 2,000,000 shares of common stock, no par value per share; and all of the property (real, personal and mixed), rights, powers and duties, liabilities and obligations of Apple Valley shall be taken and deemed to be transferred to and vested in Valley Bank, as the Surviving Corporation in the Merger, without further act or deed; all in accordance with the CBCA and the BLC. Subsequent to the Merger, the location of the main office and other offices of the Surviving Corporation will be as listed in Exhibit B attached hereto.

(ii) the Certificate of Incorporation of Valley Bank as in effect immediately prior to the Merger Effective Date, a copy of which is attached as Exhibit D hereto, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law; and the Bylaws of Valley Bank as in effect immediately prior to the Merger Effective Date, shall be the Bylaws of the Surviving Corporation until thereafter altered, amended or repealed in accordance with applicable law.

(iii) the directors of Valley Bank duly elected and holding office immediately prior to the Merger Effective Date shall be the directors of the Surviving Corporation, each to hold office until his or her successor is elected and qualified or otherwise in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, subject to Section 5.11(e);

and the minimum and maximum number of directors of the Surviving Corporation shall be as set forth in the Bylaws of the Surviving Corporation.

(iv) the officers of Valley Bank duly elected and holding office immediately prior to the Merger Effective Date shall be the officers of the Surviving Corporation, each to hold office until his or her successor is elected and qualified or otherwise in accordance with the Certificate of Incorporation and the Bylaws of the Surviving Corporation.

(b) Notwithstanding any provision of this Agreement to the contrary, New England Bancshares may elect, subject to the filing of all Applications and the receipt of all Regulatory Approvals, to modify the structure of the transactions contemplated hereby, including, but not limited to, changes in the entity into which Apple Valley will merge and/or the structure and sequence of any merger of any subsidiary or subsidiaries of New England Bancshares, and the parties shall enter into such alternative transactions, so long as (i) there are no adverse tax consequences to any of the stockholders of Apple Valley as a result of such modification, (ii) the Merger Consideration is not thereby changed in kind or reduced in amount or delayed in payment following the Merger Effective Date because of such modification, (iii) such modification will not materially increase the obligations, liabilities or duties of Apple Valley prior to the Merger Effective Date, (iv) such modification will not be likely to jeopardize receipt of any Regulatory Approvals, and (v) such modification will not materially reduce the benefits and other arrangements to be provided to the directors, officers or other employees of Apple Valley.

Section 2.02 Effect on Outstanding Shares of Apple Valley Common Stock.

(a) Subject to the provisions of Section 2.03 hereof, by virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of Apple Valley Common Stock issued and outstanding at the Merger Effective Date, other than Excluded Shares, shall become and be converted into, at the election of the holder as provided in and subject to the limitations set forth in this Agreement and to the adjustments, if applicable, set forth in Sections 2.02(b), 2.02(c) and 7.01(g) of this Agreement, either the right to receive (i) $8.50 in cash, without interest (the “Cash Consideration”) or (ii) one share of New England Bancshares Common Stock for each share of Apple Valley Common Stock (the “Stock Consideration”). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

(b) Notwithstanding any other provision of this Agreement, no fraction of a share of New England Bancshares Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, New England Bancshares shall pay to each holder of Apple Valley Common Stock who would otherwise be entitled to a fraction of a share of New England Bancshares Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the New England Bancshares Market Value on the Determination Date.

(c) If, between the date of this Agreement and the Merger Effective Date, the outstanding shares of New England Bancshares Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Stock Consideration shall be adjusted appropriately to provide the holders of Apple Valley Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d) As of the Merger Effective Date, each Excluded Share, other than Dissenters’ Shares, shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of New England Bancshares Common Stock that are held by Apple Valley, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares. In addition, no Dissenters’ Shares shall be converted into shares of New England Bancshares Common Stock pursuant to this Section 2.02 but instead shall be treated in accordance with the provisions set forth in Section 2.06 of this Agreement.

Section 2.03 Election and Proration Procedures.

(a) An election form in such form as determined by New England Bancshares (an “Election Form”) shall be mailed on the Mailing Date (as defined below) to each holder of record of shares of Apple Valley Common Stock as of a record date which shall be the same date as the record date for eligibility to vote on the Merger. The “Mailing Date” shall be the date on which proxy materials relating to the Merger are mailed to holders of shares of Apple Valley Common Stock. New England Bancshares and Apple Valley shall make available Election Forms as may be reasonably requested by all persons who become holders of Apple Valley Common Stock after the record date for eligibility to vote on the Merger and prior to the Election Deadline (as defined herein), and Apple Valley shall provide to the Exchange Agent all information reasonably necessary for the Exchange Agent to perform its obligations as specified herein.

(b) Each Election Form shall entitle the holder of shares of Apple Valley Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to (i) elect to receive the Cash Consideration for all of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for all of such holder’s shares (a “Stock Election”), (iii) elect to receive the Cash Consideration with respect to some of such holder’s shares and the Stock Consideration with respect to such holder’s remaining shares (a “Mixed Election”) or (iv) make no election, or to indicate that such holder has no preference as to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”). Holders of record of shares of Apple Valley Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of Apple Valley Common Stock held by that Representative for a particular beneficial owner. Shares of Apple Valley Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of Apple Valley Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of Apple Valley Common Stock as to which no election has been made are referred to herein as “Non-Election Shares.” The aggregate number of shares of Apple Valley Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.”

(c) To be effective, a properly completed Election Form must be received by the Exchange Agent on or before 5:00 p.m., New York City time, on the fifth business day subsequent to Apple Valley’s Stockholder Meeting (or such other time and date as Apple Valley and New England Bancshares may mutually agree) (the “Election Deadline”). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates theretofore representing Apple Valley Common Stock (“Certificate(s)”) (or customary affidavits and, if required by New England Bancshares pursuant to Section 2.04(i), indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Apple Valley Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. Any Apple Valley stockholder may at any time prior to the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any Apple Valley stockholder may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All elections shall be revoked automatically if the Exchange Agent is notified in writing by New England Bancshares and Apple Valley that this Agreement has been terminated. If a stockholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes its Election Form prior to the Election Deadline and does not submit a new properly executed Election Form prior to the Election Deadline, the shares of Apple Valley Common Stock held by such stockholder shall be designated Non-Election Shares. New England Bancshares shall cause the Certificates representing Apple Valley Common Stock described in clause (ii) to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the person who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(d) Notwithstanding any other provision contained in this Agreement, 60% of the total number of shares of Apple Valley Common Stock outstanding at the Merger Effective Date (the “Stock Conversion Number”) shall be converted into the Stock Consideration and the remaining outstanding shares of Apple Valley Common Stock (excluding shares of Apple Valley Common Stock to be canceled as provided in Section 2.02(d) and Dissenters’ Shares) shall be converted into the Cash Consideration; provided, however, that for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the IRC and, notwithstanding anything to the contrary contained herein, in order that the Merger will not fail to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the IRC, New England Bancshares shall increase the number of shares of Apple Valley Common Stock that will be converted into the Stock Consideration and reduce the number of shares of Apple Valley Common Stock that will be converted into the right to receive the Cash Consideration to ensure that the Stock Consideration will represent at least 45% of the value of the aggregate Merger

Consideration, increased by the value of any Excluded Shares, each as measured as of the Merger Effective Date.

(e) Within five business days after the later to occur of the Election Deadline or the Merger Effective Date, New England Bancshares shall cause the Exchange Agent to effect the allocation among holders of Apple Valley Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares will be entitled to receive (A) the Stock Consideration in respect of the number of Stock Election Shares held by such holder multiplied by a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number and (B) the Cash Consideration in respect of the remaining number of such holder’s Stock Election Shares;

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and each holder of Non-Election Shares shall receive (1) the Stock Consideration in respect of the number of Non-Election Shares held by such holder multiplied by a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares and (2) the Cash Consideration in respect of the remaining number of such holder’s Non-Election Shares; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each holder of Cash Election Shares shall receive (1) the Stock Consideration in respect of the number of Cash Election Shares held by such holder multiplied by a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares and (2) the Cash Consideration in respect of the remaining number of such holder’s Cash Election Shares.

For purposes of the foregoing calculations, Excluded Shares shall be deemed Cash Election Shares. For purposes of this Section 2.03(e), if New England Bancshares is obligated to increase the number of shares of Apple Valley Common Stock to be converted into shares of New England Bancshares Common Stock as a result of the application of the last clause of Section 2.03(d) above, then the higher number shall be substituted for the Stock Conversion Number in the calculations set forth in this Section 2.03(d).

Section 2.04 Exchange Procedures.

(a) Appropriate transmittal materials (“Letter of Transmittal”) in a form satisfactory to New England Bancshares and Apple Valley shall be mailed as soon as practicable after the Merger Effective Date to each holder of record of Apple Valley Common Stock as of the Merger Effective Date who did not previously submit a completed Election Form. A Letter of Transmittal will be deemed properly completed only if accompanied by certificates representing all shares of Apple Valley Common Stock to be converted thereby.

(b) At and after the Merger Effective Date, each Certificate (except as specifically set forth in Section 2.02) shall represent only the right to receive the Merger Consideration.

(c) Prior to the Merger Effective Date, New England Bancshares shall (i) reserve for issuance with its transfer agent and registrar a sufficient number of shares of New England Bancshares Common Stock to provide for payment of the aggregate Stock Consideration and (ii) deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Apple Valley Common Stock, for exchange in accordance with this Section 2.04, an amount of cash sufficient to pay the aggregate Cash Consideration and cash in lieu of fractional shares pursuant to Section 2.02(b), in each case subject to increase pursuant to Section 7.01(g), if applicable.

(d) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as New England Bancshares and Apple Valley may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of New England Bancshares Common Stock that such holder has the right to receive pursuant to Section 2.02, if any, and a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 2.02, if any (including any cash in lieu of fractional shares, if any, that such holder has the right to receive pursuant to Section 2.02, and any dividends or other distributions to which such holder is entitled pursuant to Section 2.02). Certificates so surrendered shall forthwith be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute New England Bancshares Common Stock and cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of New England Bancshares Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. If there is a transfer of ownership of any shares of Apple Valley Common Stock not registered in the transfer records of Apple Valley, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such Apple Valley Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of New England Bancshares and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e) No dividends or other distributions declared or made after the Merger Effective Date with respect to New England Bancshares Common Stock issued pursuant to this Agreement shall be remitted to any person entitled to receive shares of New England Bancshares Common Stock hereunder until such person surrenders his or her Certificates in accordance with this Section 2.04. Upon the surrender of such person’s Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which subsequent to the Merger Effective Date had become payable but not paid with respect to shares of New England Bancshares Common Stock represented by such person’s Certificates.

(f) The stock transfer books of Apple Valley shall be closed immediately upon the Merger Effective Date and from and after the Merger Effective Date there shall be no transfers on the stock transfer records of Apple Valley of any shares of Apple Valley Common Stock. If, after the Merger Effective Date, Certificates are presented to New England Bancshares, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.04.

(g) Any portion of the aggregate amount of Cash Consideration to be paid pursuant to Section 2.02, any dividends or other distributions to be paid pursuant to this Section 2.04 or any proceeds from any investments thereof that remains unclaimed by the stockholders of Apple Valley for six months after the Merger Effective Date shall be repaid by the Exchange Agent to New England Bancshares upon the written request of New England Bancshares. After such request is made, any stockholders of Apple Valley who have not theretofore complied with this Section 2.7 shall look only to New England Bancshares for the Merger Consideration deliverable in respect of each share of Apple Valley Common Stock such stockholder holds, as determined pursuant to Section 2.02 of this Agreement, without any interest thereon. If outstanding Certificates are not surrendered prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of New England Bancshares (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of Apple Valley Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) New England Bancshares and the Exchange Agent shall be entitled to rely upon Apple Valley’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, New England Bancshares and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or New England Bancshares, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.02.

Section 2.05 Effect on Outstanding Shares of Valley Bank Common Stock. At the Merger Effective Date, each share of common stock of Valley Bank issued and outstanding immediately prior to the Merger Effective Date shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

Section 2.06 Dissenters’ Rights. Notwithstanding any other provision of this Agreement to the contrary, shares of Apple Valley Common Stock that are outstanding immediately prior to the Merger Effective Date and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the CBCA and the BLC (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of the CBCA and the BLC, except that all Dissenters’ Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting stockholders under the CBCA and the BLC shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Merger Effective Date, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner provided in Section 2.04 of the Certificate(s) that, immediately prior to the Merger Effective Date, evidenced such shares. Apple Valley shall give New England Bancshares (i) prompt notice of any written demands for payment of fair value of any shares of Apple Valley Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the CBCA and the BLC and received by Apple Valley relating to stockholders’ dissenters’ rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the CBCA and the BLCA consistent with the obligations of Apple Valley thereunder. Apple Valley shall not, except with the prior written consent of New England Bancshares, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for payment of fair value or (z) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the CBCA and the BLC.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF

THE APPLE VALLEY BANK & TRUST COMPANY

Apple Valley represents and warrants to New England Bancshares and Valley Bank that the statements contained in this Article III are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article III), except as set forth in the APPLE VALLEY DISCLOSURE SCHEDULES delivered by Apple Valley to New England Bancshares on the date hereof, and except as to any representation or warranty which specifically relates to an earlier date. Apple Valley has made a good faith effort to ensure that the disclosure on each schedule of the APPLE VALLEY DISCLOSURE SCHEDULES corresponds to the section reference herein. However, for purposes of the APPLE VALLEY DISCLOSURE SCHEDULES, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant.

Section 3.01 Organization.

(a) Apple Valley is a bank duly organized, validly existing and in good standing under the law of the State of Connecticut. Apple Valley has all requisite corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Apple Valley. Apple Valley engages only in activities (and holds properties only of the types) permitted by the BLC and the CBCA.

(b) The deposits of Apple Valley are insured by the FDIC through the DIF to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by Apple Valley when due. As of the date hereof no proceedings for the revocation of such deposit insurance are pending, or, to the Knowledge of Apple Valley, expressly threatened.

(c) Apple Valley is a member in good standing of the FHLB of Boston and owns the requisite amount of stock therein.

(d) The minute books of Apple Valley accurately record, in all material respects, all material corporate actions of its stockholders and board of directors (including committees) through the date of this Agreement.

(e) Prior to the date of this Agreement, Apple Valley has made available to New England Bancshares true and correct copies of its Certificate of Incorporation and Bylaws, each of which is attached hereto as APPLE VALLEY DISCLOSURE SCHEDULE 3.01(e).

(f) Apple Valley has no Subsidiaries.

Section 3.02 Capitalization.

(a) The authorized capital stock of Apple Valley consists of 2,750,000 shares of common stock, par value $0.01 per share (“Apple Valley Common Stock”), of which 862,013 shares are outstanding, validly issued, fully paid and nonassessable, and 250,000 shares of preferred stock, par value $1.00 per share (“Apple Valley Preferred Stock”), none of which are outstanding. There are no shares of Apple Valley Common Stock held by Apple Valley as treasury stock. Apple Valley is not bound by any Rights or other agreements of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of Apple Valley Common Stock, or any other security of Apple Valley or any securities representing the right to vote, purchase or otherwise receive any shares of Apple Valley Common Stock or any other security of Apple Valley. All warrants issued in connection with Apple Valley’s initial public offering completed on August 16, 2000, have expired, and no Person has any Rights or rights of any kind resulting from or relating to such warrants. There are no shares of restricted stock of Apple Valley outstanding or authorized to be issued pursuant to any Compensation and Benefit Plan or other agreements of any character of Apple Valley.

(b) To Apple Valley’s Knowledge, other than as set forth in APPLE VALLEY DISCLOSURE SCHEDULE 3.02(b), no Person is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Apple Valley Common Stock.

Section 3.03 Authority; No Violation.

(a) Apple Valley has all requisite corporate power and authority to execute and deliver this Agreement and, subject to a favorable vote of the Apple Valley stockholders and receipt of all Regulatory Approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Apple Valley and the completion by Apple Valley of the transactions contemplated hereby, up to and including the Merger, have been duly and validly approved by the Board of Directors of Apple Valley and, except for approval of the stockholders of Apple Valley, no other corporate proceedings on the part of Apple Valley are necessary to complete the transactions contemplated hereby, up to and including the Merger. This Agreement has been duly and validly executed and delivered by Apple Valley. Subject to approval by the stockholders of Apple Valley and receipt of the Regulatory Approvals, this Agreement constitutes the valid and binding obligations of Apple Valley, enforceable against Apple Valley in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, the conservatorship or receivership provisions of the FDIA, and subject, as to enforceability, to general principles of equity.

(b) The execution and delivery of this Agreement by Apple Valley will not (A) conflict with or result in a breach of any provision of the Certificate of Incorporation or Bylaws of Apple Valley; (B) subject to the approval of this Agreement by the stockholders of Apple Valley and receipt of the Regulatory Approvals, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Apple Valley or any of its respective properties or assets; or (C) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Apple Valley under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which Apple Valley is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults described in clause (B) or (C) hereof which, either individually or in the aggregate, will not have a Material Adverse Effect on Apple Valley.

Section 3.04 Consents. Except for the receipt of the Regulatory Approvals and compliance with any conditions contained therein, the approval of this Agreement by the stockholders of Apple Valley, and the filing of a Certificate of Merger with the Connecticut Secretary of State pursuant to applicable law in connection with the Merger, no consents or approvals of, or filings or registrations with, any public body or authority are necessary, and no consent or approval of any other Person is necessary in connection with (a) the execution and delivery of this Agreement by Apple Valley and (b) the completion by Apple Valley of the transactions contemplated hereby and thereby. Apple Valley has no reason to believe that (i) any Regulatory Approvals will not be received or (ii) any public body or authority, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

Section 3.05 Financial Statements.

(a) Apple Valley has previously made available to New England Bancshares the Apple Valley Regulatory Reports. The Apple Valley Regulatory Reports have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements, and fairly present in all material respects, the consolidated financial position, results of operations and changes in stockholders’ equity of Apple Valley as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles applied on a consistent basis.

(b) Apple Valley has previously made available to New England Bancshares the Apple Valley Financials. The Apple Valley Financials have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in all material respects in each case (subject in the case of the unaudited interim statements to normal year-end adjustments), the financial position, results of operations and cash flows of Apple Valley on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP applied on a consistent basis during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

(c) Except as set forth on the September 30, 2008 balance sheet included in the Apple Valley Financials or the Apple Valley Regulatory Reports, Apple Valley does not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Apple Valley Financials or Apple Valley

Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for (i) liabilities, obligations and loss contingencies since September 30, 2008, which are incurred in the ordinary course of business, consistent with past practice, and not material individually or in the aggregate, (ii) liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes, and (iii) liabilities incurred for legal, accounting, and financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

Section 3.06 Taxes. Apple Valley has timely filed (taking into account any extensions of time within which to file) all federal, state and local tax returns required to be filed by it on or prior to the Merger Effective Date (all such returns being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all federal, state and local taxes which have been incurred by or are due or claimed to be due from Apple Valley by any taxing authority on or prior to the Merger Effective Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined. As of the date of this Agreement, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of Apple Valley. Apple Valley has not received written notice from any authority in a jurisdiction where Apple Valley does not file tax returns that Apple Valley is subject to taxation in that jurisdiction. Apple Valley has not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. Apple Valley has withheld and paid in all material respects all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Apple Valley has timely complied in all material respects with all applicable information reporting requirements under the IRC and similar applicable state and local information reporting requirements.

Section 3.07 No Material Adverse Effect. Except as disclosed on APPLE VALLEY DISCLOSURE SCHEDULE 3.07, since September 30, 2008, Apple Valley has not suffered any event or development which, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect on Apple Valley.

Section 3.08 Material Contracts; Leases; Defaults.

(a) Except as set forth in APPLE VALLEY DISCLOSURE SCHEDULE 3.08(a), and except for this Agreement, Apple Valley is not party to, bound by or subject to: (i) any agreement, contract, arrangement, commitment or understanding (whether written or oral) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K (“Material Contracts”); (ii) any collective bargaining agreement with any labor union relating to employees of Apple Valley; (iii) any agreement which by its terms limits the payment of dividends by Apple Valley; (iv) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Apple Valley is an obligor to any Person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, advances, bankers’ acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Merger Effective Date to New England Bancshares or any Subsidiary of New England Bancshares; (v) any contract (other than this Agreement) limiting the freedom, in any respect, of Apple Valley to engage in any type of banking or bank-related business which Apple Valley is permitted to engage in under applicable law as of the date of this Agreement; or (vi) any agreement, contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by Apple Valley (it being understood that any non-compete or similar provision shall be deemed material).

(b) Each real estate lease that may require the consent of the lessor or its agent resulting from the Merger by virtue of a prohibition or restriction relating to assignment, by operation of law or otherwise, or change in control, is listed in APPLE VALLEY DISCLOSURE SCHEDULE 3.08(b) identifying the section of the lease that contains such prohibition or restriction. Apple Valley is not in default in any material respect under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(c) True and correct copies of “Material Contracts,” agreements, instruments, arrangements, commitments, leases or understandings identified in APPLE VALLEY DISCLOSURE SCHEDULE 3.08(a) and 3.08(b) have been made available to New England Bancshares on or before the date hereof, and are in full force and effect on the date hereof and Apple Valley has not (nor, to the Knowledge of Apple Valley has any other party to any such “Material Contract,” agreement, instrument, contract, arrangement, commitment, lease or understanding) breached any provision of, or is in default in any respect under any term of, any such “Material Contract,” agreement, instrument, contract, arrangement, commitment, lease or understanding. No party to any such “Material Contract,” agreement, instrument, arrangement, commitment, lease or understanding will have the right to terminate any or all of the provisions of any such “Material Contract,” agreement, instrument, arrangement, commitment, lease or understanding as a result of the execution of, and the transactions contemplated by, this Agreement, or require the payment of an early termination fee or penalty. No such “Material Contract,” agreement, instrument, contract, arrangement, commitment, lease or understanding to which Apple Valley is a party or under which Apple Valley may be liable contains provisions which permit an employee or independent contractor to terminate it without cause and after such termination to continue to accrue future benefits thereunder.

Section 3.09 Ownership of Property; Insurance Coverage.

(a) Apple Valley has good and, as to real property, marketable title to all assets and properties owned by Apple Valley in the conduct of its business, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Apple Valley Regulatory Reports and in the Apple Valley

Financials or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no liens, mortgages, security interests or pledges, or to the Knowledge of Apple Valley, adverse encumbrances, except (i) those items which secure liabilities for public or statutory obligations, or any discount with, borrowing from or other obligations to the FHLB of Boston, inter-bank credit facilities, or any transaction by Apple Valley acting in a fiduciary capacity, and (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith. Apple Valley, as lessee, has the right under valid and subsisting leases of real and personal properties used by Apple Valley in the conduct of its business to occupy or use all such properties as presently occupied and used by it. Such existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments with respect to such leases and lease commitments are as disclosed in the notes to the Apple Valley Financials.

(b) With respect to all agreements pursuant to which Apple Valley has purchased securities subject to an agreement to resell, if any, Apple Valley has a lien or security interest (which to Apple Valley’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(c) Apple Valley currently maintains insurance considered by Apple Valley to be reasonable for its operations. Apple Valley has not received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under such policies of insurance and no notices have been given by Apple Valley under such policies. All such insurance is in full force and effect, and within the last three (3) years Apple Valley has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. APPLE VALLEY DISCLOSURE SCHEDULE 3.09(c) identifies all policies of insurance currently maintained by Apple Valley as of the date of this Agreement.

Section 3.10 Legal Proceedings. Except as set forth in APPLE VALLEY DISCLOSURE SCHEDULE 3.10, Apple Valley is not a party to any, and there are no pending or, to the Knowledge of Apple Valley, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against Apple Valley (other than routine bank regulatory examinations), (ii) to which Apple Valley’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of Apple Valley to perform under this Agreement.

Section 3.11 Compliance With Applicable Law.

(a) Apple Valley is in substantial compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Bank Secrecy Act, the Community Reinvestment Act of 1977 (the “CRA”), the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices.

(b) Apple Valley has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of Apple Valley, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement.

(c) Except as set forth in APPLE VALLEY DISCLOSURE SCHEDULE 3.11(c), Apple Valley has not received any notification or communication from any Regulatory Authority (i) asserting that Apple Valley is not in compliance with any of the statutes, regulations or ordinances that such Regulatory Authority enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization to Apple Valley; (iii) requiring or threatening to require Apple Valley, or indicating that Apple Valley may be required, to enter into a cease and desist order, agreement or memorandum of understanding, resolution, administrative action or similar arrangement or any other agreement with any Regulatory Authority restricting or limiting, or purporting to restrict or limit the operations of Apple Valley, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Apple Valley, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Regulatory Agreement”). Except as set forth in APPLE VALLEY DISCLOSURE SCHEDULE 3.11(c), Apple Valley has not consented to or entered into any currently effective Regulatory Agreement. The most recent regulatory rating given to Apple Valley as to compliance with the CRA is satisfactory or better.

Section 3.12 Employee Benefit Plans.

(a) APPLE VALLEY DISCLOSURE SCHEDULE 3.12(a) includes a list of all existing Compensation and Benefit Plans. Each Compensation and Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the IRC (an “Apple Valley Qualified Plan”) has received a favorable determination letter from the IRS or is a prototype document that has received a favorable letter from the IRS, and Apple Valley has no Knowledge of any circumstances likely to result in revocation of any such favorable determination letter. There has been no announcement or commitment by Apple Valley to create an additional Compensation and Benefit Plan, or to amend any Compensation and Benefit Plan, except for amendments required by applicable law to maintain its qualified status or amendments which do not increase the cost of such Compensation and Benefit Plan. With respect to each Compensation and Benefit Plan, Apple Valley has provided or made available to New England Bancshares copies of the: (i) trust instruments and insurance contracts; (ii) most recent Form 5500 filed with the

IRS; (iii) most recent actuarial report and financial statement, if any; (iv) the most recent summary plan description; (v) most recent determination letter issued by the IRS, if any; (vi) any Form 5310 or Form 5330 filed with the IRS; (vii) most recent nondiscrimination tests performed under ERISA and the IRC (including 401(k) and 401(m) tests); and (viii) amendments to each of the Compensation and Benefit Plans, in each case, to the extent applicable with respect to such Compensation and Benefit Plan.

(b) Each Compensation and Benefit Plan has been operated and administered in all respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the IRC, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, and any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the IRC, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Except as set forth in APPLE VALLEY DISCLOSURE SCHEDULE 3.12(b), there is no pending, or to the Knowledge of Apple Valley threatened, litigation, administrative action, suit or claim relating to any of the Compensation and Benefit Plans (other than routine claims for benefits). Apple Valley has not engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject Apple Valley to a tax or penalty imposed by either Section 4975 of the IRC or Section 502 of ERISA, assuming for purposes of Section 4975 of the IRC that the taxable period of any such transaction expired as of the date hereof and subsequently expires as of the day next preceding the Merger Effective Date.

(c) No liability under Title IV of ERISA has been incurred by Apple Valley with respect to any Compensation and Benefit Plan which is subject to Title IV of ERISA, or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) (“Apple Valley Pension Plan”) currently or formerly maintained by Apple Valley or any entity which is considered one employer with Apple Valley under Section 4001(b)(1) of ERISA or Section 414 of the IRC (an “ERISA Affiliate”) that has not been satisfied in full, and no condition exists that presents a risk to Apple Valley or any ERISA Affiliate of incurring a liability under such Title. No Apple Valley Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; The fair market value of the assets of Apple Valley Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Apple Valley Pension Plan as of the end of the most recent plan year with respect to the respective Apple Valley Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Apple Valley Pension Plan as of the date hereof; there is not currently pending with the Pension Benefit Guaranty Corporation any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made (other than as might be required with respect to this Agreement and the transactions contemplated thereby). Neither Apple Valley nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA. Neither Apple Valley nor any ERISA Affiliate, nor any Compensation and Benefit Plan, including any Apple Valley Pension Plan, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with Apple Valley or any ERISA Affiliate, or any Compensation and Benefit Plan, including any Apple Valley Pension Plan, or any such trust or any trustee or administrator thereof, that could reasonably be expected to be subject to either a civil liability or penalty pursuant to Section 409, 502(i) or 502(l) of ERISA or a tax imposed pursuant to Chapter 43 of the IRC.

(d) All contributions required to be made under the terms of any Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements to which Apple Valley is a party or a sponsor have been made, and all anticipated contributions and funding obligations are accrued monthly on Apple Valley’s consolidated financial statements to the extent required and in accordance with GAAP. Apple Valley has expensed and accrued as a liability the present value of future benefits under each applicable Compensation and Benefit Plan in accordance with applicable laws and GAAP consistently applied. Neither Apple Valley nor any ERISA Affiliate (i) has provided, or would reasonably be expected to be required to provide, security to any Pension Plan or to any ERISA Affiliate Plan pursuant to Section 401(a)(29) of the IRC, or (ii) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a Lien under Section 412(n) of the IRC or pursuant to ERISA.

(e) Apple Valley has no obligations to provide retiree health, life insurance, disability insurance, or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the IRC. There has been no communication to employees by Apple Valley that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, disability insurance, or other retiree death benefits.

(f) Apple Valley does not maintain any Compensation and Benefit Plans covering employees who are not United States residents.

(g) Except as set forth in APPLE VALLEY DISCLOSURE SCHEDULES, 3.18, and 5.11(d), the consummation of the Merger will not, directly or indirectly (including, without limitation, as a result of any termination of employment or service at any time prior to or following the Merger Effective Date) (i) entitle any employee, consultant or director to any payment or benefit (including severance pay, change in control benefit, or similar compensation) or any increase in compensation, (ii) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan, or (iii) result in any material increase in benefits payable under any Compensation and Benefit Plan.

(h) Apple Valley does not maintain any compensation plans, programs or arrangements under which any payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the IRC and the regulations issued thereunder.

(i) Except as set forth in APPLE VALLEY DISCLOSURE SCHEDULES 3.18 and 5.11(d), the consummation of the Merger will not, directly or indirectly (including without limitation, as a result of any termination of employment or service at any time prior to or following the Merger Effective Date), entitle any current or former employee, director or independent contractor of Apple Valley to any actual or deemed payment (or benefit) which would constitute a “parachute payment” (as such term is defined in Section 280G of the IRC).

(j) There are no stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the Compensation and Benefit Plan or otherwise as of the date hereof and none will be granted, awarded, or credited after the date hereof.

Section 3.13 Brokers, Finders and Financial Advisors. Except for the engagement of Ostrowski & Company, Inc. in connection with the transactions contemplated by this Agreement, neither Apple Valley nor any of its officers, directors, employees or agents on behalf of Apple Valley, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such Person in connection with the transactions contemplated by this Agreement, which has not been reflected in the Apple Valley Financials.

Section 3.14 Environmental Matters.

(a) With respect to Apple Valley:

(i) Except as set forth in APPLE VALLEY DISCLOSURE SCHEDULE 3.14(a)(i), Apple Valley, the Participation Facilities, as defined below, and, to Apple Valley’s Knowledge, the Loan Properties, as defined below, are, and have been, in material compliance with, and are not liable under, any Environmental Laws;

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to Apple Valley’s Knowledge, threatened, before any court, governmental agency or board or other forum against Apple Valley or any Participation Facility or Loan Property (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release (as defined herein) into the natural environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by it or Apple Valley or any Participation Facility;

(iii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to Apple Valley’s Knowledge threatened, before any court, governmental agency or board or other forum relating to or against any Loan Property (or Apple Valley in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by Apple Valley or any Participation Facility;

(iv) To Apple Valley’s Knowledge, the properties currently owned or operated by Apple Valley (including, without limitation, soil, groundwater or surface water on, under or adjacent to the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Hazardous Material other than as permitted under applicable Environmental Law;

(v) Apple Valley has not received any written notice, demand letter, final executive or administrative order, written directive or written request for information from any Regulatory Authority directly responsible for the enforcement of Environmental Law that Apple Valley may be in violation of, or liable under, any Environmental Law;

(vi) To Apple Valley’s Knowledge, there are no underground storage tanks on, in or under any properties owned or operated by Apple Valley or any Participation Facility, and no underground storage tanks have been closed or removed from any properties owned or operated by Apple Valley or any Participation Facility; and

(vii) Except as set forth in APPLE VALLEY DISCLOSURE SCHEDULE 3.14(a)(vii), to Apple Valley’s Knowledge, during the period of (A) Apple Valley’s ownership or operation of any of its current properties or (B) Apple Valley’s participation in the management of any Participation Facility, there has been no contamination by or release of Hazardous Materials in, on, under or affecting such properties. To Apple Valley’s Knowledge, prior to the period of (A) Apple Valley’s ownership or operation of any of their respective current properties or (B) Apple Valley’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

(b) “Loan Property” means any property in which the applicable party (or a Subsidiary of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property. “Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

Section 3.15 Loan Portfolio.

(a) The allowances for possible losses reflected in the consolidated balance sheets contained in the Apple Valley Financials as of and for the period ending September 30, 2008 were adequate under GAAP, and all regulatory requirements applicable to Apple Valley and the allowances for possible losses shown on the consolidated balance sheets contained in the Apple Valley Financials as of and for periods ending after September 30, 2008 will be adequate as of the dates thereof under GAAP, and all regulatory requirements applicable to Apple Valley.

(b) APPLE VALLEY DISCLOSURE SCHEDULE 3.15(b) sets forth a listing, as of the last Business Day prior to the date of this Agreement, by account, of: (i) all loans (including loan participations) of Apple Valley that have been accelerated during the past twelve (12) months; (ii) all loan commitments or lines of credit of Apple Valley that have been terminated by Apple Valley during the past twelve (12) months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (iii) all loans, lines of credit and loan commitments as to which Apple Valley has given written notice of its intent to terminate during the past twelve (12) months; (iv) with respect to all commercial loans (including commercial real estate loans), all notification letters and other written communications from Apple Valley to any of its borrowers, customers or other parties during the past twelve (12) months wherein Apple Valley has requested or demanded that actions be taken to correct existing defaults or facts or circumstances which may become defaults; (v) each borrower, customer or other party which has notified Apple Valley during the past twelve (12) months of, or has asserted against Apple Valley, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of Apple Valley, each borrower, customer or other party which has given Apple Valley any oral notification of, or orally asserted to or against Apple Valley, any such claim; (vi) all loans, (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that as of the date of this Agreement are classified as “Other Loans Specially Mentioned,” “Special Mention.” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (4) where a reasonable doubt exists as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (5) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (6) where a specific reserve allocation exists in connection therewith; and (vii) all assets classified by Apple Valley as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

(c) All loans receivable (including discounts) and accrued interest entered on the books of Apple Valley arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Apple Valley’s business, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are to the Knowledge of Apple Valley true and genuine. To the Knowledge of Apple Valley, the loans, discounts and the accrued interest reflected on the books of Apple Valley are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by Apple Valley free and clear of any liens, except for liens for taxes, assessments, or similar charges, incurred in the ordinary course of business and which are not yet due and payable, and liens in favor of the FHLB of Boston to secure advances of the FHLB of Boston to Apple Valley.

(d) The notes and other evidences of indebtedness evidencing the loans described in Section 3.15(c) above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all respects, valid, true and genuine.

(e) No representation or warranty set in this Section 3.15 shall be deemed to be breached unless such breach, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Apple Valley.

Section 3.16 Securities Documents. Apple Valley has made available to New England Bancshares copies of its Securities Documents. Such Securities Documents complied, at the time issued, with the Securities Laws in all material respects.

Section 3.17 Related Party Transactions. Except as set forth in APPLE VALLEY DISCLOSURE SCHEDULE 3.17, Apple Valley is not a party to any transaction (including any loan or other credit accommodation) with any Affiliate of Apple Valley. All such transactions (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with Persons unrelated to Apple Valley, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features. No loan or credit accommodation to any Affiliate of Apple Valley is presently in default or, during the three (3) year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Apple Valley has not been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Apple Valley is inappropriate.

Section 3.18 Schedule of Termination Benefits. APPLE VALLEY DISCLOSURE SCHEDULES 3.18 includes schedules and severance calculations quantifying the amount of all termination or severance benefits and related payments that would or will be payable to the individuals identified thereon under any and all Compensation and Benefit Plans, including all employment agreements, special termination agreements, change in control agreements, supplemental executive retirement plans, deferred bonus plans, deferred compensation plans, salary continuation plans, or any compensation arrangement, or other pension benefit or welfare benefit plan maintained by Apple Valley for the benefit of officers or directors of Apple Valley (the “Benefits Schedule”), as of the Merger Effective Date, with such calculations determined using a change of control date of December 31, 2008. No other individuals are entitled to termination or severance benefits under any such plans or otherwise.

Section 3.19 Deposits. Except as set forth in APPLE VALLEY DISCLOSURE SCHEDULE 3.19, none of the deposits of Apple Valley are a “brokered deposit” as defined in 12 CFR Section 337.6(a)(2).

Section 3.20 Antitakeover Provisions Inapplicable. Except as set forth in APPLE VALLEY DISCLOSURE SCHEDULE 3.20, the transactions contemplated by this Agreement are not subject to the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transactions,” “business combination” or other antitakeover laws and regulations of the State of Connecticut. The affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of Apple Valley Common Stock is required to approve this Agreement under Apple Valley’s Certificate of Incorporation, the BLC and the CBCA.

Section 3.21 Registration Obligations. Apple Valley is under no obligation, contingent or otherwise, that will survive the Merger Effective Date by reason of any agreement to register any transaction involving any of its securities.

Section 3.22 Risk Management Instruments. All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for the account of Apple Valley or its customers (all of which are set forth in APPLE VALLEY DISCLOSURE SCHEDULE 3.22) were entered into in accordance with prudent business practices in the ordinary course of business consistent with written policies and procedures of Apple Valley and past practices and in all material respects in compliance with all applicable laws, rules, regulations and regulatory policies and with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Apple Valley, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Apple Valley, nor to the Knowledge of Apple Valley, any other party, is in breach of any of its obligations under any such agreement or arrangement in any respect.

Section 3.23 Fairness Opinion. Apple Valley has received a written opinion from Ostrowski & Company, Inc. dated as of the date of this Agreement, to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date thereof, the Merger Consideration to be received by the stockholders of Apple Valley pursuant to this Agreement is fair to such stockholders from a financial point of view.

Section 3.24 Apple Valley Information. The information regarding Apple Valley to be supplied by Apple Valley for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The proxy statement portions of the Proxy Statement-Prospectus (except for such portions thereof that relate only to New England Bancshares or its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

Section 3.25 Undisclosed Liabilities. Apple Valley has not incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of Apple Valley as of September 2008, as included in the Apple Valley Financials, except for (i) liabilities incurred since September 30, 2008 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Apple Valley and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

Section 3.26. Capital Purchase Program and Temporary Liquidity Guarantee Program. Except as set forth in APPLE VALLEY DISCLOSURE SCHEDULE 3.26, Apple Valley has submitted no application to any Regulatory Authority to participate in the Capital Purchase Program of the United States Department of Treasury (“Capital Purchase Program”), and has had no communications with any Regulatory Authority regarding participation in the Capital Purchase Program. Apple Valley filed with the FDIC a timely Temporary Liquidity Guarantee Program Election Form electing (i) to participate in the Transaction Account Guarantee Program, and (ii) to not participate in the Debt Guarantee Program.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF NEW ENGLAND BANCSHARES AND

VALLEY BANK

Each of New England Bancshares and Valley Bank represents and warrants to Apple Valley that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV), except as set forth in the NEW ENGLAND BANCSHARES DISCLOSURE SCHEDULES delivered by New England Bancshares and Valley Bank to Apple Valley on the date hereof and except as to any representation or warranty which specifically relates to an earlier date. New England Bancshares and Valley Bank have made a good faith effort to ensure that the disclosure on each schedule of the NEW ENGLAND BANCSHARES DISCLOSURE SCHEDULES corresponds to the Section referenced herein. However, for purposes of the NEW ENGLAND BANCSHARES DISCLOSURE SCHEDULES, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant.

Section 4.01 Organization.

(a) New England Bancshares is a corporation duly organized and validly existing under the laws of the State of Maryland and is registered with the FRB as a bank holding company. New England Bancshares has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. New England Bancshares is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on New England Bancshares. New England Bancshares engages only in activities (and holds properties only of the types) permitted to bank holding companies by the BHCA and the rules and regulations of the FRB promulgated thereunder.

(b) Subsidiaries. The only Subsidiaries of New England Bancshares are Enfield Federal, Valley Bank and FVB Capital Trust I.

(i) New England Bancshares owns of record and beneficially all the capital stock of Enfield Federal free and clear of any Liens. Enfield Federal is a federally chartered savings bank duly organized and validly existing under the laws of the United States of America, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Enfield Federal. Enfield Federal’s deposits are insured by the FDIC to the fullest extent permitted by law. Enfield Federal is a member in good standing of the FHLB of Boston and owns requisite amount of stock therein. Enfield Federal engages only in activities (and holds properties only of the types) permitted by the HOLA and the rules and regulations of the OTS promulgated thereunder.

(ii) New England Bancshares owns of record and beneficially all the capital stock of Valley Bank free and clear of any Liens. Valley Bank is a Connecticut-chartered bank duly organized and validly existing under the laws of the State of Connecticut, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Valley Bank. Valley Bank’s deposits are insured by the FDIC to the fullest extent permitted by law. Valley Bank is a member in good standing of the FHLB of Boston. Apple Valley engages only in activities (and holds properties only of the types) permitted by the BLC.

(iii) New England Bancshares’ ownership interest in each of its Subsidiaries is in material compliance with all applicable laws, rules and regulations relating to equity investments by savings and loan holding companies.

(c) Prior to the date of this Agreement, New England Bancshares has delivered to Apple Valley true and correct copies of the Article of Incorporation and Bylaws of New England Bancshares, Charter and Bylaws of Enfield Federal and Certificate of Incorporation and Bylaws of Valley Bank, each of which is attached hereto as NEW ENGLAND BANCSHARES DISCLOSURE SCHEDULE 4.01(c).

Section 4.02 Capitalization.

(i) The authorized capital stock of New England Bancshares consists of: (A) 19,000,000 shares of New England Bancshares Common Stock; and (B) 1,000,000 shares of preferred stock, par value $.01 per share.

(ii) As of the date of this Agreement: (A) 5,940,660 shares of New England Bancshares Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws; (B) no shares of New England Bancshares preferred stock are issued and outstanding; and (C) 353,597 shares of New England Bancshares Common Stock were reserved for issuance pursuant to outstanding options under New England Bancshares’ stock-based benefit plans.

(iii) The shares of New England Bancshares Common Stock to be issued in exchange for shares of Apple Valley Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(iv) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of New England Bancshares may vote are issued or outstanding.

(v) Except as set forth in this Section 4.02(ii), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of New England Bancshares are issued, reserved for issuance or outstanding and (B) neither New England Bancshares nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating New England Bancshares or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of New England Bancshares or obligating New England Bancshares or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. Except as to any purchases by an independent third party trustee to fund New England Bancshares’ obligations under its existing benefit plans or any stock repurchase program that may be adopted by New England Bancshares to repurchase up to 10% of its outstanding common stock, as of the date hereof, there are no outstanding contractual obligations of New England Bancshares or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of New England Bancshares or any of its Subsidiaries.

Section 4.03 Authority; No Violation.

(a) New England Bancshares and Valley Bank have full corporate power and authority to execute and deliver this Agreement and New England Bancshares and Valley Bank have full corporate power and authority to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by New England Bancshares and Valley Bank and the completion by New England Bancshares and Valley Bank of the transactions contemplated hereby have been duly and validly approved by the Boards of Directors of New England Bancshares and Valley Bank. No other corporate proceedings on the part of New England Bancshares or Valley Bank are necessary to complete the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by New England Bancshares and Valley Bank and this Agreement constitutes the valid and binding obligation of New England Bancshares and Valley Bank, enforceable against New England Bancshares and Valley Bank in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and as to Valley Bank, the conservatorship or receivership provisions of the FDIA, and subject, as to enforceability, to general principles of equity.

(b) (i) The execution and delivery of this Agreement by New England Bancshares and Valley Bank, as applicable, (ii) subject to receipt of the Regulatory Approvals, and Apple Valley’s compliance with any conditions contained therein, the consummation of the transactions contemplated hereby, and (iii) compliance by New England Bancshares and Valley Bank with any of the terms or provisions hereof, will not (A) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of New England Bancshares, or the Articles of Incorporation, Charter or Certificate of Incorporation and Bylaws of any New England Bancshares Subsidiary; (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to New England Bancshares or any New England

Bancshares Subsidiary or any of their respective properties or assets; or (C) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default), under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of New England Bancshares or any New England Bancshares Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which New England Bancshares or any New England Bancshares Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected except for such violations, conflicts, breaches or defaults in clause (B) or (C) hereof which, either, individually or in the aggregate will not have a Material Adverse Effect on New England Bancshares or Valley Bank.

Section 4.04 Consents. Except for the receipt of the Regulatory Approvals and compliance with any conditions contained therein, the approval of this Agreement by the stockholders of Apple Valley, the filing of a Certificate of Merger with the Connecticut Secretary of State pursuant to applicable law in connection with the Merger, no consents or approvals of, or filings or registrations with, any public body or authority are necessary, and no consents or approvals of any other Person is necessary in connection with (a) the execution and delivery of this Agreement by New England Bancshares and Valley Bank, as applicable, and (b) the completion by New England Bancshares and Valley Bank of the transactions contemplated hereby. New England Bancshares and Valley Bank have no reason to believe that (i) any Regulatory Approvals will not be received or will be received with conditions or limitations or restrictions unacceptable to them or that would adversely impact the ability of Valley Bank and New England Bancshares to complete the transactions contemplated by this Agreement or (ii) any public body or authority, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

Section 4.05 Financial Statements. New England Bancshares has made available to Apple Valley the New England Bancshares Financials. The New England Bancshares Financials have been prepared in all material respects in accordance with GAAP and practices applied on a consistent basis throughout the periods covered by such statements and (including the related notes where applicable) fairly present in all material respects the consolidated financial position, results of operations and cash flows of New England Bancshares and the New England Bancshares Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP applied on a consistent basis during the periods involved, except as indicated in the notes thereto.

Section 4.06 Compliance With Applicable Law.

(a) New England Bancshares and Valley Bank are in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, its conduct of business and its relationship with its employees, including, without limitation, the Equal Credit Opportunity Act, the Bank Secrecy Act, the Fair Housing Act, the Community Reinvestment Act

of 1977, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices.

(b) Each of New England Bancshares and each New England Bancshares Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best Knowledge of New England Bancshares, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement.

(c) None of New England Bancshares or any New England Bancshares Subsidiary has received any notification or communication from any Regulatory Authority (i) asserting that New England Bancshares or any New England Bancshares Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to New England Bancshares or any New England Bancshares Subsidiary; (iii) requiring or threatening to require New England Bancshares or any New England Bancshares Subsidiary, or indicating that New England Bancshares or any New England Bancshares Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting or limiting, or purporting to restrict or limit, in any material respect, the operations of New England Bancshares or any New England Bancshares Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of New England Bancshares or any New England Bancshares Subsidiary, including without limitation any restriction on the payment of dividends. None of New England Bancshares or any New England Bancshares Subsidiary has consented to or entered into any currently effective Regulatory Agreement. The most recent regulatory ratings given to Valley Bank as to compliance with the CRA is satisfactory or better.

Section 4.07 Financing. New England Bancshares and Valley Bank together have funds as of the date of this Agreement, and will have funds on the Merger Effective Date, that are sufficient and available to pay the aggregate Cash Consideration and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby.

Section 4.08 Regulatory Approvals. New England Bancshares and Valley Bank are not aware of any reason that they cannot obtain the Regulatory Approvals, and neither New England Bancshares nor Valley Bank has received any advice or information from any Regulatory Authority indicating that any such approval will be denied or are doubtful.

Section 4.09 Legal Proceedings. Neither New England Bancshares nor Valley Bank is a party to any, and there are no pending or, to the Knowledge of New England Bancshares or Valley Bank, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature that could materially adversely affect the ability of New England Bancshares or Valley Bank to perform under this Agreement.

Section 4.10 Brokers, Finders and Financial Advisors. Except for the engagement of FinPro, Inc. in connection with the transactions contemplated by this Agreement, neither New England Banchsare nor any of its officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such Person in connection with the transactions contemplated by this Agreement, which has not been reflected in the New England Bancshares Financials.

Section 4.11 New England Bancshares Information. The information regarding New England Bancshares and its Subsidiaries to be supplied by New England Bancshares for inclusion in the Registration Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement-Prospectus (except for such portions thereof that relate only to Apple Valley) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

Section 4.12 Taxes. New England Bancshares and its Subsidiaries have timely filed (taking into account any extensions of time within which to file) all federal, state and local tax returns required to be filed by it on or prior to the Merger Effective Date (all such returns being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all federal, state and local taxes which have been incurred by or are due or claimed to be due from New England Bancshares or its Subsidiaries by any taxing authority on or prior to the Merger Effective Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined. As of the date of this Agreement, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of New England Bancshares or its Subsidiaries. Neither New England Bancshares nor any of its Subsidiaries has received written notice from any authority in a jurisdiction where New England Bancshares or its Subsidiaries do not file tax returns that New England Bancshares or any of its Subsidiaries is subject to taxation in that jurisdiction. Neither New England Bancshares nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. New England Bancshares and its Subsidiaries have withheld and paid in all material respects all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and New England Bancshares and its Subsidiaries have timely complied in all material respects with all applicable information reporting requirements under the IRC and similar applicable state and local information reporting requirements.

Section 4.13 Securities Filings. New England Bancshares has made available to Apple Valley copies of its Securities Documents. Such Securities Documents complied, at the time issued, with the Securities Laws in all material respects.

Section 4.14 No Material Adverse Effect. Except as disclosed on NEW ENGLAND BANCSHARES Disclosure Schedule 4.14, since September 30, 2008, neither New England Bancshares nor any of its Subsidiaries has suffered any event or development which, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect on New England Bancshares or any of its subsidiaries.

Section 4.15 Undisclosed Liabilities. Neither New England Bancshares nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of New England Bancshares as of September 30, 2008, as included in the New England Bancshares Financials, except for (i) liabilities incurred since September 30, 2008 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on New England Bancshares and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

Section 4.16 Insurance. New England Bancshares and its Subsidiaries currently maintain insurance considered by New England Bancshares and its Subsidiaries to be reasonable for their operations. Neither New England Bancshares nor any of its Subsidiaries has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under such policies of insurance and no notices have been given by New England Bancshares or any of its Subsidiaries under such policies. All such insurance is in full force and effect, and within the last three (3) years New England Bancshares and its Subsidiaries have received each type of insurance coverage for which they have applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. NEW ENGLAND BANCSHARES DISCLOSURE SCHEDULE 4.16 identifies all policies of insurance currently maintained by New England Bancshares and its Subsidiaries as of the date of this Agreement.

ARTICLE V

COVENANTS OF THE PARTIES

Section 5.01 Conduct of Apple Valley’s Business.

(a) From the date of this Agreement to the Closing Date, Apple Valley will conduct its business and engage in transactions, including extensions of credit, only in the ordinary course and consistent with prudent underwriting practices and policies in the ordinary course of business consistent with written policies and procedures and past practices, except as otherwise required or contemplated by this Agreement or with the written consent of New England Bancshares. Apple Valley will use its commercially reasonable efforts, to (i) preserve its business organization intact, (ii) maintain good relationships with employees, and (iii) preserve the goodwill of its customers and others with whom it conducts business. From the date hereof to the Closing Date, except as otherwise consented to or approved by New England Bancshares in writing or as contemplated or required by this Agreement, Apple Valley will not:

(i) amend any provision of its Certificate of Incorporation or Bylaws, impose, or suffer the imposition, on any share of Apple Valley stock held by Apple Valley of any material lien, charge or encumbrance or permit any such lien to exist, or waive or release any material right or cancel or compromise any material debt or claim;

(ii) change the number of shares of its authorized capital stock or issue or grant any Right, option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to its authorized or issued capital stock, or any securities convertible into shares of such capital stock, or split, combine or reclassify any shares of its capital stock, redeem or otherwise acquire any shares of such capital stock, or sell or issue any shares of its capital stock, including, but not limited to, the sale or issuance of any of its shares of capital stock in connection with the Capital Purchase Program, any Regulatory Agreement, or any Apple Valley Regulatory Response;

(iii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(iv) except as set forth in APPLE VALLEY DISCLOSURE SCHEDULE 5.01(a)(iv), hire any new employee, grant or agree to pay any bonus, severance or termination to, or enter into, extend or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any employee, officer or director, except in the ordinary course of business consistent with past practices;

(v) enter into or, except as may be required by law to maintain the qualified status thereof or otherwise required by law, modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees, or former directors, officers or employees; or make any contributions to any defined contribution or defined benefit plan not in the ordinary course of business consistent with past practice;

(vi) merge or consolidate with any other corporation; sell or lease all or any substantial portion of its assets or business; make any acquisition of all or any substantial portion of the business or assets of any other Person, firm, association, corporation or business organization other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between Apple Valley, and any other Person; enter into a purchase and assumption transaction with respect to deposits and liabilities; permit the revocation or surrender of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(vii) except as set forth in APPLE VALLEY DISCLOSURE SCHEDULE 5.01(a)(vii), sell or otherwise dispose of any asset other than in the ordinary course of business consistent with past practice; subject any asset to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, the collections and/or processing of checks, drafts, notes, instruments or letters of credit, liens granted to the FHLB of Boston to secure advances to Apple Valley from the FHLB of Boston, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; or incur any liability or indebtedness for borrowed money (or guarantee any indebtedness for borrowed money);

(viii) make any change in policies with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies in any material respect except as may be required by changes in applicable law or regulations, or GAAP;

(ix) acquire any new loan participation or loan servicing rights;

(x) make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in excess of $300,000; or increase, compromise, extend, renew or modify any existing loan or commitment outstanding in excess of $300,000 or make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in any amount if thereafter the exposure to any one borrower or group of affiliated borrowers (including obligors under loan participations) in the aggregate would exceed $300,000;

(xi) renew or extend any lease, or by any act, or omission to act, allow any lease to renew or be extended;

(xii) make any capital expenditures in excess of $10,000 individually or $25,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof, or incur any expense greater than $5,000 that is not in the ordinary course of business of Apple Valley;

(xiii) except for the execution of, and as otherwise provided for, contemplated in, or permitted by, this Agreement, the Schedules, and the Exhibits hereto, take any action that would give rise to a right of payment to any individual under any employment agreement, or take any action that would give rise to a right of payment to any individual under any Compensation and Benefit Plan;

(xiv) purchase any security for its investment portfolio not rated “A” or higher by either Standard & Poor’s Corporation or Moody’s Investor Services, Inc., or with a remaining term to maturity of more than five (5) years;

(xv) engage in any new loan transaction with an officer or director;

(xvi) materially change the pricing strategies of Apple Valley with respect to its deposit or loan accounts;

(xvii) enter into any agreement, arrangement or commitment not made in the ordinary course of business;

(xviii) incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (B) advances from the Federal Home Loan Bank of Boston with maturities of not more than one year and in aggregate amounts of less than $250,000;

(xix) prepay any indebtedness or other similar arrangements so as to cause Apple Valley to incur any prepayment penalty thereunder;

(xx) change its method of accounting in effect prior to the Merger Effective Date, except as required by changes in laws or regulations, by Regulatory Authorities having jurisdiction over Apple Valley, or by GAAP concurred in by Apple Valley’s independent certified public accountants;

(xxi) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xxii) invest in “high risk” mortgage derivative investments as defined by the Federal Financial Institutions Examination Council;

(xxiii) discharge or satisfy any lien or encumbrance or pay any material obligation or liability (absolute or contingent) other than at scheduled maturity or in the ordinary course of business;

(xxiv) enter or agree to enter into any agreement or arrangement granting any preferential right to purchase any of its assets or rights or requiring the consent of any party to the transfer and assignment of any such assets or rights;

(xxv) take any action that would result in any of the representations or warranties of Apple Valley contained in this Agreement not to be true and correct in any material respect as of any date after the date hereof or, in any of the conditions set forth in Article VI hereof not being satisfied except in each case as may be required by applicable law;

(xxvi) foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon indicating that there is no apparent material violation of or material liability under the Environmental Laws, provided, however, that it shall not be required to obtain such a report with respect to one- to four-family, non-agricultural residential property of five (5) acres or less to be foreclosed upon unless it has reason to believe that such property might be in material violation of or require material remediation under Environmental Laws;

(xxvii) except in the ordinary course of business consistent with past practice and involving an amount not in excess of $5,000, settle any claim, action or proceeding; provided that no settlement shall be made if it involves a precedent for other similar claims, which in the aggregate, could be material to Apple Valley, taken as a whole; or

(xxviii) agree to do any of the foregoing:

Except as otherwise set forth above in this Section 5.01(a), for purposes of this Section 5.01(a), unless provided for in a business plan, budget or similar document delivered to New England Bancshares prior to the date of this Agreement, it shall not be considered in the ordinary course of business for Apple Valley to do any of the following: (i) make any sale, assignment, transfer, pledge, hypothecation or other disposition of any assets having a book or market value, whichever is greater, in the aggregate in excess of $100,000, other than (A) pledges of, or liens on, assets to secure government deposits, the payment of taxes, assessments, or similar charges which are not yet due and payable, the payment of deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts consistent with past practices, or the collection and/or processing of checks, drafts or letters of credit consistent with customary banking practices, or to exercise trust powers, (B) sales of assets received in satisfaction of debts previously contracted in the ordinary course of banking business, or (C) issuance of loans, sales of previously purchased government guaranteed loans, or transactions in the investment securities portfolio by Apple Valley or repurchase agreements made, in each case, in the ordinary course of banking business; or (ii) undertake or enter any lease, contract or other commitment for its account, other than in the ordinary course of providing credit to customers as part of its banking business, involving a payment by Apple Valley of more than $10,000 annually, or containing a material financial commitment and extending beyond twelve (12) months from the date hereof.

(b) From the date of this Agreement to the Merger Effective Date, Apple Valley shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do or cause to be done, all things necessary, proper or desirable, or advisable under applicable law so as to properly respond to or comply with any Regulatory Agreement, as applicable, relating to Apple Valley; provided, however, subject to applicable confidentiality requirements, that Apple Valley shall not submit any written communication to any Regulatory Authority, including, but not limited to, any Apple Valley Regulatory Response, without first providing a copy of such written communication to New England Bancshares at least three (3) days prior to submitting such written communication to a Regulatory Authority. Apple Valley shall provide to New England Bancshares any written communication, including, but not limited to, any Regulatory Agreement from any Regulatory Authority within one day of receipt by Apple Valley.

Section 5.02 Access; Confidentiality.

(a) (i) Upon reasonable prior notice and until the Closing Date or earlier termination of this Agreement, Apple Valley shall permit New England Bancshares and its representatives reasonable access to its properties during normal business hours, and shall disclose and make available to them all books, papers and records relating to the assets, properties, operations, obligations and liabilities of Apple Valley, including, but not limited to, all books of account (including the general ledger), tax records, minute books of meetings of boards of directors (and any committees thereof) (other than minutes of any confidential discussion of this Agreement and the transactions contemplated hereby), and stockholders, organizational documents, bylaws, material contracts and agreements, filings with any regulatory authority, accountants’ work papers, litigation files, plans affecting employees, and any other business activities or prospects in which New England Bancshares may have a reasonable interest (provided that Apple Valley shall not be required to provide access to any information that would violate its attorney-client privilege or would violate applicable law, regulation, or the Confidentiality Agreement identified in this Section 5.02(a)). From the date of this Agreement through the Closing Date or earlier termination of this Agreement, upon reasonable prior notice Apple Valley shall make its respective officers, employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with New England Bancshares and its representatives. In addition, from the date of this Agreement through the Closing Date or earlier termination of this Agreement, upon reasonable prior notice Apple Valley shall permit employees of New England Bancshares reasonable access during normal business hours to information relating to problem loans, loan restructurings and loan workouts of Apple Valley.

(ii) The parties will hold all such information delivered in confidence to the extent required by, and in accordance with, the provisions of confidentiality set forth in a letter agreement between Apple Valley and New England Bancshares (the “Confidentiality Agreement”).

(b) New England Bancshares and Valley Bank agree to conduct such investigations and discussions hereunder in a manner so as not to interfere unreasonably with normal operations and customer and employee relationships of Apple Valley.

(c) If the transactions contemplated by this Agreement shall not be consummated, Apple Valley on the one hand, and New England Bancshares and Valley Bank on the other hand, will each destroy or return at the other’s request all documents and records obtained from the other party or its representatives, during the course of its investigation and will cause all information with respect to the other party obtained pursuant to this Agreement or preliminarily thereto to be kept confidential, except to the extent such information becomes public through no fault of the party to whom the information was provided or any of its representatives or agents and except to the extent disclosure of any such information is legally required. Apple Valley on the one hand, and New England Bancshares and Valley Bank on the other hand, shall each give prompt written notice to the other party of any contemplated disclosure where such disclosure is so legally required.

Section 5.03 Regulatory Matters and Consents.

(a) New England Bancshares and Valley Bank will prepare all Applications, make all filings, and pay all filing fees for all Regulatory Approvals necessary or advisable to consummate the transactions contemplated by this Agreement; each of New England Bancshares and Valley Bank will use its best efforts to obtain as promptly as practicable after the date hereof, all Regulatory Approvals necessary or advisable to consummate the transactions contemplated by this Agreement. The information supplied, or to be supplied, by New England Bancshares and Valley Bank for inclusion in the Applications will, at the time such documents are filed with any Regulatory Authority, be accurate in all material aspects with respect to it.

(b) Apple Valley will furnish New England Bancshares with all information concerning Apple Valley as may be necessary or advisable in connection with any Application or filing made by or on behalf of New England Bancshares to any Regulatory Authority in connection with the transactions contemplated by this Agreement. The information supplied, or to be supplied, by Apple Valley for inclusion in the Applications will, at the time such documents are filed with any Regulatory Authority, be accurate in all material respects.

(c) New England Bancshares, Valley Bank and Apple Valley will promptly furnish each other with copies of all material written communications to, or received by them from, any Regulatory Authority, and notice of material oral communications with the Regulatory Authorities, in respect of the transactions contemplated hereby, except information that is filed by either party that is designated as confidential.

(d) The parties hereto agree that they will consult with each other with respect to the obtaining of all Regulatory Approvals and other necessary permits, consents, approvals and authorizations of Regulatory Authorities. New England Bancshares and Valley Bank will furnish Apple Valley with (i) copies of all Applications prior to filing with any Regulatory Authority and provide Apple Valley a reasonable opportunity to provide changes to and approve such Applications, (ii) copies of all Applications filed by New England Bancshares and (iii) copies of all New England Bancshares Regulatory Reports after the date hereof.

(e) Apple Valley and New England Bancshares will cooperate with each other in the foregoing matters and will furnish the responsible party with all information concerning it as may be necessary or advisable in connection with any Application or filing (including the Proxy Statement – Prospectus) made by or on behalf of New England Bancshares or Apple Valley to any Regulatory Authority in connection with the transactions contemplated by this Agreement, and such information will be accurate and complete in all material respects. In connection therewith, each party will provide certificates and other documents reasonably requested by the other.

Section 5.04 Taking of Necessary Action; Stockholder Meeting; Registration of New England Bancshares Stock.

(a) New England Bancshares, Valley Bank and Apple Valley shall each use its commercially reasonable efforts in good faith, and each of them shall cause its Subsidiaries to use their commercially reasonable efforts in good faith, to (i) obtain any necessary stockholder approval of their respective stockholders to complete the Merger, (ii) furnish such information as may be required in connection with the preparation of the documents referred to in Section 5.03 of this Agreement, and (iii) take or cause to be taken all action necessary or desirable on its part using its commercially reasonable efforts so as to permit completion of the Merger and the other transactions contemplated by this Agreement, including, without limitation, (A) obtaining the consent or approval of each Person whose consent or approval is required or desirable for consummation of the transactions contemplated hereby (including assignment of leases without any change in terms), provided that Apple Valley shall not agree to make any payments or modifications to agreements in connection therewith without the prior written consent of New England Bancshares, and (B) requesting the delivery of appropriate opinions, consents and letters from its counsel, investment advisors and independent auditors. No party hereto shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially impair the prospects of completing the Merger pursuant to this Agreement; provided that nothing herein contained shall preclude New England Bancshares, Valley Bank or Apple Valley from exercising its rights under this Agreement.

(b) Apple Valley will submit to its stockholders this Agreement and any other matters required to be approved or adopted by stockholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Apple Valley will take, in accordance with applicable law and its Certificate of Incorporation and Bylaws, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the “Stockholder Meeting”) as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement. Apple Valley’s Board of Directors will use its commercially reasonable efforts to obtain from Apple Valley’s stockholders a vote approving this Agreement. Except as provided in this Agreement, (i) Apple Valley’s Board of Directors shall recommend to Apple Valley’s stockholders approval of this Agreement, (ii) the Proxy Statement-Prospectus shall include a statement to the effect that Apple Valley’s Board of Directors has recommended that Apple Valley’s stockholders vote in favor of the approval of this Agreement and (iii) neither Apple Valley’s Board of Directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, the recommendation of Apple Valley’s Board of Directors that Apple Valley’s stockholders vote in favor of approval of this Agreement or make any statement in connection with the Stockholder Meeting inconsistent with such recommendation (collectively, a “Change in Recommendation”). Notwithstanding the foregoing, if (x) Apple Valley has complied in all material respects with its obligations under Section 5.06, (y) Apple Valley (1) has received an unsolicited bona fide written Acquisition Proposal from a third party that Apple Valley’s Board of Directors concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments that may be offered by New England Bancshares pursuant to clause (3) below, (2) has notified New England Bancshares, at least five business days in advance, of its intention to effect a Change in Recommendation, specifying the material terms and conditions of any such

Superior Proposal and furnishing to New England Bancshares a copy of the relevant proposed transaction documents, if such exist, with the Person making such Superior Proposal and (3) during the period of not less than five business days following Apple Valley’s delivery of the notice referred to in clause (2) above and prior to effecting such Change in Recommendation, has negotiated, and has used commercially reasonable efforts to cause its financial and legal advisors to negotiate, with New England Bancshares in good faith (to the extent that New England Bancshares desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal and (z) Apple Valley’s Board of Directors, after consultation with and based on the advice of counsel, determines in good faith that it would reasonably be expected to result in a violation of its fiduciary duties under applicable law to recommend this Agreement, then in submitting the Agreement to stockholders at the Stockholder Meeting it may submit the Agreement without recommendation, or following submission of the Agreement to stockholders it may withdraw, amend or modify its recommendation, in which case the Board of Directors may communicate the basis for its lack of a recommendation, or the withdrawal, amendment or modification of its recommendation, to the stockholders in the Proxy Statement-Prospectus or an appropriate amendment or supplement thereto to the extent required by law.

(c) As promptly as reasonably practicable following the date hereof, New England Bancshares shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of New England Bancshares Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the “Registration Statement”). The Registration Statement shall contain proxy materials relating to the matters to be submitted to the Apple Valley stockholders at the Stockholders Meeting, which shall also constitute the prospectus relating to the shares of New England Bancshares Common Stock to be issued in the Merger (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement-Prospectus”). Apple Valley will furnish to New England Bancshares the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with New England Bancshares and approve the form of, and any characterizations of such information included in, the Registration Statement prior to the time they are initially filed with the SEC or any amendments are filed with the SEC. New England Bancshares shall use reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Apple Valley will use reasonable best efforts to cause the Proxy Statement-Prospectus to be mailed to Apple Valley’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. New England Bancshares will advise Apple Valley, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the New England Bancshares Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement-Prospectus or the Registration Statement. If at any time prior to the Merger Effective Date any information relating to New England Bancshares, Valley Bank or Apple Valley, or any of their respective affiliates, officers or directors, should be discovered by New England Bancshares, Valley Bank or Apple Valley which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement-Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by New England Bancshares with the SEC and disseminated by Apple Valley to the stockholders of Apple Valley.

New England Bancshares shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of Apple Valley, Valley Bank and New England Bancshares shall furnish all information concerning it and the holders of Apple Valley Common Stock as may be reasonably requested in connection with any such action.

Prior to the Merger Effective Date, New England Bancshares shall notify The Nasdaq Stock Market of the additional shares of New England Bancshares Common Stock to be issued by New England Bancshares in exchange for the shares of Apple Valley Common Stock.

Section 5.05 Certain Agreements.

(a) From and after the Merger Effective Date through the sixth anniversary of the Merger Effective Date, New England Bancshares and its successors and assigns shall, to the fullest extent permitted under applicable law, indemnify, defend and hold harmless each present and former director and/or officer of Apple Valley as of the Merger Effective Date (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including reasonable attorneys’ fees and expenses), liabilities, judgments or amounts paid in settlement (with the approval of New England Bancshares, which approval shall not be unreasonably withheld) or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Merger Effective Date (a “Claim”) in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part on, or arising in whole or in part out of, the fact that such Indemnified Party is or was a director or officer of Apple Valley, regardless of whether such Claim is asserted or claimed prior to, at or after the Merger Effective Date, to the fullest extent to which directors, officers of Apple Valley would have been entitled under the CBL, the CBCA and Apple Valley’s Certificate of Incorporation and Bylaws or other applicable law as in effect on the date hereof, and to the fullest extent permitted by law (and New England Bancshares shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the extent permissible to a Connecticut Bank under the CBL, the CBCA and Apple Valley’s Certificate of Incorporation and Bylaws as in effect on the date hereof, and applicable law; provided, that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party is not entitled to indemnification). All rights to indemnification in respect of a Claim shall continue until the final disposition of such Claim.

(b) Any Indemnified Party wishing to claim indemnification under Section 5.05(a), upon learning of any Claim, shall promptly notify New England Bancshares, but the failure to so notify shall not relieve New England Bancshares of any liability it may have to such Indemnified

Party except to the extent that such failure materially prejudices New England Bancshares. In the event of any Claim, (i) New England Bancshares shall have the right to assume the defense thereof (with counsel reasonably satisfactory to the Indemnified Party) and shall not be liable to such Indemnified Party for any legal expenses of other legal counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that, if New England Bancshares elects not to assume such defense or counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between New England Bancshares and the Indemnified Party, the Indemnified Party may retain counsel satisfactory to him, and New England Bancshares shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received, provided further that New England Bancshares shall in all Claims be obligated pursuant to this Section 5.05(b) to pay for only one firm of counsel for all Indemnified Parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same allegations or circumstances, (ii) the Indemnified Party will cooperate in the defense of any such Claim and (iii) New England Bancshares shall not be liable for any settlement effected without its prior written consent (which consent shall not unreasonably be withheld or delayed).

(c) In the event New England Bancshares or any of is successors or assigns (i) consolidates with or merges into any other Person and shall not continue or survive such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of New England Bancshares assume the obligations set forth in this Section 5.05.

(d) New England Bancshares shall maintain in effect for three (3) years from the Merger Effective Date, the current directors’ and officers’ liability insurance policy maintained by Apple Valley (provided that New England Bancshares may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the Merger Effective Date; provided, however, that in no event shall New England Bancshares be required to expend pursuant to this Section more than 125% of the annual cost for a period of more than three years currently expended by Apple Valley with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, New England Bancshares shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount. In connection with the foregoing, Apple Valley agrees in order for New England Bancshares to fulfill its agreement to provide directors and officers liability insurance policies for six years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims. In connection with the foregoing, Apple Valley agrees to provide such insurer or substitute insurer with such representations as such insurer may reasonably request with respect to the reporting of any prior claims.

(e) The provisions of this Section 5.05 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

Section 5.06 No Other Bids and Related Matters. From and after the date hereof until the termination of this Agreement, neither Apple Valley nor any of its respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by Apple Valley), will, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other representatives to take any such action, and Apple Valley shall notify New England Bancshares orally (within one Business Day) and in writing (as promptly as practicable) of all of the relevant details relating to all inquiries and proposals that it or any such officer, director employee, investment banker, financial advisor, attorney, accountant or other representative may receive relating to any of such matters. Provided, however, that nothing contained in this Section 5.06 shall prohibit the Board of Directors of Apple Valley, nor any of its respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by Apple Valley) from: (i) furnishing information to, or entering into discussions or negotiations with any Person that makes an unsolicited written, bona fide proposal, to acquire Apple Valley pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction, if, and only to the extent that, (A) the Board of Directors of Apple Valley receives a written opinion from its independent financial advisor that such proposal is superior to the Merger from a financial point-of-view to Apple Valley’s stockholders, (B) the Board of Directors of Apple Valley, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for the Board of Directors of Apple Valley to comply with its fiduciary duties to stockholders under applicable law (such proposal that satisfies (A) and (B) being referred to herein as a “Superior Proposal”), (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, Apple Valley (1) provides reasonable notice to New England Bancshares to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity (identifying such person or entity) and (2) receives from such person or entity an executed confidentiality agreement substantially identical in all material respects to the Confidentiality Agreement, and (D) the Apple Valley meeting of stockholders convened to approve this Agreement has not occurred, (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer, or (iii) prior to the special meeting of stockholders of Apple Valley convened to approve this Agreement, failing to make or withdrawing or modifying its recommendation to stockholders, because there exists a Superior Proposal and based upon the advice of independent legal counsel, determined in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties under applicable law. For purposes of this Agreement, “Acquisition Proposal” shall mean any of the following (other than the transactions contemplated hereunder) involving Apple Valley: (i) any merger, consolidation, share exchange, business combination, or other similar transactions; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of Apple Valley, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of Apple Valley or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Section 5.07 Duty to Advise; Duty to Update Apple Valley’s Disclosure Schedules. Apple Valley shall promptly advise New England Bancshares in writing of any change or event having a Material Adverse Effect on it or that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants set forth herein. Apple Valley shall update the APPLE VALLEY DISCLOSURE SCHEDULES as promptly as practicable after the occurrence of an event or fact that, if such event or fact had occurred prior to the date of this Agreement, would have been disclosed in the APPLE VALLEY DISCLOSURE SCHEDULES. The delivery of such updated Schedule shall not relieve Apple Valley from any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the condition set forth in Section 6.03(c) hereof.

Section 5.08 Conduct of Business of New England Bancshares and Valley Bank. From the date of this Agreement to the Closing Date, New England Bancshares will use its commercially reasonable efforts to (i) preserve its business organizations intact, (ii) maintain good relationships with its employees, and (iii) preserve for itself the goodwill of its customers. From the date of this Agreement to the Merger Effective Date, New England Bancshares and Valley Bank will not (i) amend their Articles of Incorporation or Certificate of Incorporation, as applicable, or Bylaws in any manner inconsistent with the prompt and timely consummation of the transactions contemplated by this Agreement; (ii) take any action that would result in any of the representations and warranties of New England Bancshares and Valley Bank set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article VI hereof not being satisfied, except in each case as may be required by applicable law; (iii) take any action which would or is reasonably likely to adversely effect or materially delay the receipt of the Regulatory Approvals or other necessary approvals; (iv) take action that would or is reasonably likely to materially and adversely affect New England Bancshares and Valley Bank’s ability to perform its covenants and agreements under this Agreement; (v) take any action that would result in any of the conditions to the Merger not being satisfied; or (vi) agree to do any of the foregoing.

Section 5.09 Board and Committee Minutes. Apple Valley shall provide to New England Bancshares, within thirty (30) days after any meeting of its Board of Directors, or any committee thereof, or any senior management committee, a copy of the minutes of such meeting, except for information relating to the transactions contemplated by this Agreement and deemed confidential by the Board of Directors or subject to the attorney-client privilege, except that with respect to any meeting held within thirty (30) days of the Closing Date, such minutes shall be provided to New England Bancshares prior to the Closing Date.

Section 5.10 Undertakings by Apple Valley and New England Bancshares.

(a) From and after the date of this Agreement:

(i) Voting by Directors. Simultaneous with the execution of this Agreement, Apple Valley’s directors and executive officers shall each enter into the agreement set forth as Exhibit A to this Agreement;

(ii) Proxy Solicitor. Apple Valley may retain a proxy solicitor in connection with the solicitation of stockholder approval of this Agreement;

(iii) Outside Service Bureau Contracts. If requested to do so by New England Bancshares, Apple Valley shall use its commercially reasonable efforts to obtain an extension of any contract with an outside service bureau or other vendor of services to Apple Valley, on terms and conditions mutually acceptable to Apple Valley and New England Bancshares;

(iv) Board Meetings. Apple Valley shall permit a representative of New England Bancshares to attend any meeting of Apple Valley’s Board of Directors or the Executive Committees thereof (provided that Apple Valley shall not be required to permit the New England Bancshares representative to remain present during any confidential discussion);

(v) List of Nonperforming Assets. Apple Valley shall provide New England Bancshares, within ten (10) days of the end of each calendar month, a written list of Nonperforming Assets (the term “Nonperforming Assets,” means (A) loans that are “Troubled debt restructurings” as defined in Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring,” (B) loans on nonaccrual, (C) real estate owned, (D) all loans ninety (90) days or more past due as of the end of such month, and (E) impaired loans; and

(vi) Reserves and Merger Related Costs. On or before the Merger Effective Date, and at the written request of New England Bancshares, Apple Valley shall establish such additional accruals and reserves as may be necessary to conform the accounting practices and methods of Apple Valley (including credit loss practices and methods) to those of New England Bancshares (as such practices and methods are to be applied to Apple Valley from and after the Merger Effective Date) and to New England Bancshares’s plans with respect to the business and operations of Apple Valley following the Merger Effective Date and otherwise to reflect Merger related expenses and costs incurred by Apple Valley, all as set forth in the written request provided to Apply Valley by New England Bancshares; provided, however, that Apple Valley shall not be required to take any such action unless New England Bancshares agrees in writing that all conditions to closing set forth in Section 6.03 have been satisfied or waived (except for the expiration of any applicable waiting periods); prior to the delivery by New England Bancshares of the writing referred to in the preceding clause, Apple Valley shall provide New England Bancshares a written statement, certified without personal liability by the chief executive officer of Apple Valley and dated the date of such writing, that the representations made in Section 3.15 hereof are true as of such date or, alternatively, setting forth in detail the circumstances that prevent such representations from being true as of such date; and no accrual or reserve made by Apple Valley pursuant to this Section 5.10(a)(vi), or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach or the occurrence of a Material Adverse Effect with respect to Apple Valley or violation of any representation, warranty, covenant, condition or other provision of this Agreement or to constitute a termination event within the meaning of Section 7.01(b) and 7.01(c) hereof. No action shall be required to be taken by Apple Valley pursuant to this Section 5.10(vi) if, in the opinion of Apple Valley’s independent auditors, such action would contravene GAAP.

(b) From and after the date of this Agreement until the Closing Date, New England Bancshares, Valley Bank and Apple Valley shall each:

(i) Filings and Approvals. Cooperate with the other in the preparation and filing, as soon as practicable, of (A) the Applications, (B) the Proxy Statement-Prospectus, (C) all other documents necessary to obtain any other approvals, consents, waivers and authorizations required to effect the completion of the Merger and the other transactions contemplated by this Agreement, and (D) all other documents contemplated by this Agreement;

(ii) Public Announcements. Cooperate and cause their respective officers, directors, employees and agents to cooperate in good faith, consistent with their respective legal obligations, in the preparation and distribution of, and agree upon the form and substance of, any press release related to this Agreement and the transactions contemplated hereby, and any other public disclosures related thereto, including without limitation communications to stockholders, internal announcements and customer disclosures, but nothing contained herein shall prohibit any party from making any disclosure that its counsel deems necessary, provided that the disclosing party notifies the other party reasonably in advance of the timing and contents of such disclosure;

(iii) Systems Conversions. Meet on a regular basis to discuss and plan for the conversion of Apple Valley’s data processing and related electronic informational systems to those used by New England Bancshares and Valley Bank (or as otherwise specified by New England Bancshares), which planning shall include, but not be limited to, discussion of the possible termination by Apple Valley of third-party service provider arrangements effective at the Merger Effective Date or at a date thereafter, non-renewal of personal property leases and software licenses used by Apple Valley in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that Apple Valley shall not be obligated to take any such action prior to the Merger Effective Date and, unless Apple Valley otherwise agrees, no conversion shall take place prior to the Merger Effective Date. In the event that Apple Valley takes, at the request of New England Bancshares, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, New England Bancshares shall indemnify Apple Valley for any such fee and charges and the costs of reversing the conversion process, if the Merger is not consummated for any reason other than a breach of this Agreement by Apple Valley, or a termination of this Agreement under Section 7.01(f).

(iv) Maintenance of Insurance. Maintain, and cause their respective Subsidiaries to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of its properties and the nature of its business;

(v) Maintenance of Books and Records. Maintain, and cause their respective Subsidiaries to maintain, books of account and records in accordance with GAAP applied on a basis consistent with those principles used in preparing the financial statements heretofore delivered;

(vi) Delivery of Securities Documents. Deliver to the other, copies of all Securities Documents and Regulatory Reports simultaneously with the filing thereof; and

(vii) Taxes. File all federal, state, and local tax returns required to be filed by them or their respective Subsidiaries on or before the date such returns are due (including any extensions) and pay all taxes shown to be due on such returns on or before the date such payment is due, except those being contested in good faith.

(c) APPLE VALLEY DISCLOSURE SCHEDULE 5.10(c) sets forth a good faith estimate of Apple Valley’s budget of Merger-related expenses (the “Budget”) to be incurred and payable by Apple Valley in connection with this Agreement and the transactions contemplated hereby, including the fee and expenses of counsel, accountants, investment bankers and other professionals. Apple Valley shall promptly notify New England Bancshares if or when it determines that it expects to exceed its Budget. Promptly, but in any event within 30 days, after the execution of this Agreement, Apple Valley shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements. Apple Valley shall accrue and/or pay all of such amounts as soon as possible. Apple Valley shall request that its professionals render monthly invoices within 30 days after the end of each month. Apple Valley shall notify New England Bancshares monthly of all out-of-pocket expenses, which Apple Valley has incurred in connection with this Agreement. No later than three (3) business days prior to the Closing Date, Apple Valley shall provide New England Bancshares with a statement of all Merger-related expenses incurred and payable, and to be incurred and payable, including the fees and expenses of counsel, accountants, investment bankers and other professionals, and all costs and expenses associated with any legal proceedings relating to this Agreement and the transactions contemplated hereunder, through the Merger Effective Date (the “Closing Expense Statement”).

Section 5.11 Employee and Termination Benefits; Directors and Management.

(a) Except as otherwise provided in this Section 5.11, as of or after the Merger Effective Date, and at New England Bancshares’s election and subject to the requirements of the IRC, Apple Valley’s Compensation and Benefit Plans may continue to be maintained separately, consolidated, or terminated. Following the Merger Effective Date, New England Bancshares and the New England Bancshares Subsidiaries shall honor and perform in accordance with their terms all benefit obligations to, and contractual rights of, current and former employees and directors of Apple Valley existing as of the Merger Effective Date, under any Compensation and Benefit Plan that has not been terminated as of the Merger Effective Date and which has been disclosed to New England Bancshares on APPLE VALLEY DISCLOSURE SCHEDULE 3.12(a). If requested by New England Bancshares in writing not later than ten (10) days before the Merger Effective Date and provided that New England Bancshares has indicated in writing that the conditions to its obligations set forth in Section 6.03 hereof have been satisfied or waived, Apple Valley shall take such steps within its power to effectuate a termination or freeze of any Compensation and Benefit Plan as of or immediately prior to the Merger Effective Date, provided that the Compensation and Benefit Plan can be terminated or frozen within such period. In the event of a consolidation of any or all of such plans or in the event of termination of any Apple Valley Compensation and Benefit Plan, except as otherwise set forth in this Section 5.11, employees of Apple Valley who continue as employees of Valley Bank after the Merger Effective Date (“Continuing Employees”) shall be eligible to participate in any New England Bancshares or Valley Bank employee plan of similar character immediately upon such consolidation or as of the first entry date coincident with or immediately following such termination. Continuing Employees shall receive credit for service with Apple Valley for purposes of determining eligibility and vesting but not for purposes of accruing or computing benefits under (i) any similar existing Valley Bank benefit plan or (ii) any new Valley Bank benefit plan in which Continuing Employees or their dependents would be eligible to enroll. Notwithstanding the foregoing, Continuing Employees will receive credit for years of service with Apple Valley for purposes of determining leave days under Valley Bank’s vacation, personal and sick leave policies. Such service shall also apply for purposes of satisfying any waiting periods, actively-at-work requirements and evidence of insurability requirements. In addition, and notwithstanding the foregoing, Continuing Employees shall not be eligible to enter any New England Bancshares or New England Bancshares Subsidiary Employee Stock Ownership Plan until the first anniversary of the Merger Effective Date and such Continuing Employees shall not receive any prior credit for vesting. Continuing Employees will be treated as new hires for purposes of Valley Bank’s annual holiday bonus program.

(b) In the event of the termination of any Apple Valley health, disability or life insurance plan, or the consolidation of any Apple Valley health, disability or life insurance plan with any Valley Bank health, disability or life insurance plan, Valley Bank shall as soon as practicable make available to Continuing Employees and their dependents employer-provided health, disability or life insurance coverage on the same basis as it provides such coverage to employees of Valley Bank. Unless a Continuing Employee affirmatively terminates coverage under a Apple Valley health, disability or life insurance plan prior to the time that such Continuing Employee becomes eligible to participate in the Valley Bank health, disability or life insurance plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Apple Valley health, disability or life insurance plans prior to the time such Continuing Employees and their dependents become eligible to participate in such plans, programs and benefits common to all employees of Valley Bank and their dependents. Terminated Apple Valley employees and qualified beneficiaries will have the right to continue coverage under group health plans of Valley Bank in accordance with IRC Section 4980B(f). Continuing Employees who become covered under a Valley Bank health plan shall be required to satisfy the deductible limitations of the Valley Bank health plan for the plan year in which the coverage commences, with offset for deductibles satisfied under the Apple Valley health plan. In the event of any termination of any Apple Valley health plan, or consolidation of any Apple Valley health plan with any health plan of Valley Bank or an Affiliate of Valley Bank, the Health

Insurance Portability Accountability Act of 1996 (“HIPAA”) will govern any coverage limitations due to pre-existing conditions.

(c) Apple Valley shall cause contributions under the Apple Valley 401(k) Plan to be frozen, effective on or before the Merger Effective Date. Continuing Employees who satisfy the eligibility requirements of the Enfield Federal 401(k) Plan shall be eligible to participate in the Valley Bank 401(k) Plan as of the first entry date coincident with or following the Merger Effective Date. Following the Merger Effective Date, New England Bancshares may, in its sole discretion, take all action necessary to cause the Apple Valley 401(k) Plan to be merged into the Valley Bank 401(k) Plan, in accordance with applicable laws.

(d) New England Bancshares shall honor the employment, change of control and severance contracts or plans as set forth in APPLE VALLEY DISCLOSURE SCHEDULE 5.11(d), and each of the persons identified in APPLE VALLEY DISCLOSURE SCHEDULE 5.11(d) shall execute a termination and release agreement, substantially in the form set forth in APPLE VALLEY DISCLOSURE SCHEDULE 5.11(d), releasing rights under such existing employment, change of control and severance contracts or plans in consideration of the cash payment and benefits identified in APPLE VALLEY DISCLOSURE SCHEDULE 5.11(d); provided that notwithstanding anything contained therein or in this Agreement, no payment shall be made under any employment, change of control and severance contract or plan that would constitute a “parachute payment” (as such term is defined in Section 280G of the IRC). Except as set forth in APPLE VALLEY DISCLOSURE SCHEDULE 5.11(d), after the Merger Effective Date, any Continuing Employee whose employment is actually terminated by Valley Bank other than for cause within six (6) months of the Merger Effective Date or any employee of Apple Valley who is not offered a position at Valley Bank, other than employees who are parties to an existing employment, change in control or severance agreement with Apple Valley, shall receive two (2) weeks salary (W-2 base compensation) for each year of service with a minimum payment based on four (4) weeks salary and a maximum payment based on twelve (12) weeks salary.

(e) New England Bancshares intends to offer employment to all qualified Apple Valley employees that, in the sole discretion of New England Bancshares, are appropriate and necessary for the operation of Apple Valley and Valley Bank as a combined bank. New England Bancshares and Valley Bank agree to provide at least 8 weeks prior notice of termination of employment to any Continuing Employee whose employment with New England Bancshares or Valley Bank is terminated during the first 6 months following the Merger Effective Date.

(f) New England Bancshares shall offer to appoint one person who serves on the Board of Directors of Apple Valley, with such person to be selected in the sole discretion of New England Bancshares, to serve on New England Bancshares’ Board of Directors immediately following the Merger Effective Date.

(g) On the Merger Effective Date, New England Bancshares or Valley Bank shall offer Maureen A. Frank a six-month consulting agreement at a rate of $70,000 for such six-month period, in the form attached hereto as Exhibit C (the “Consulting Agreement”).

Section 5.12 Duty to Advise; Duty to Update New England Disclosure Schedules. New England Bancshares shall promptly advise Apple Valley of any change or event having a Material Adverse Effect on it or on any Subsidiary of New England Bancshares or that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants set forth herein. New England Bancshares shall update the NEW ENGLAND BANCSHARES DISCLOSURE SCHEDULES as promptly as practicable after the occurrence of an event or fact that, if such event or fact had occurred prior to the date of this Agreement, would have been disclosed in the NEW ENGLAND BANCSHARES DISCLOSURE SCHEDULES . The delivery of such updated Schedules shall not relieve New England Bancshares from any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the condition set forth in Section 6.02(c) hereof.

ARTICLE VI

CONDITIONS

Section 6.01 Conditions to Each Parties Obligations under this Agreement. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a) Shareholder Approval. This Agreement shall have been approved by the requisite vote of Apple Valley’s stockholders in accordance with applicable laws and regulations.

(b) Regulatory Approvals. All approvals, consents or waivers of any Regulatory Authority required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired; provided, however, that none of such approvals, consents or waivers shall contain any condition, restriction or requirement that would so materially and adversely impact the economic or business benefits to New England Bancshares or Valley Bank of the transactions contemplated hereby that, had such condition or requirement been known, New England Bancshares and Valley Bank would not, in their judgment, have entered into this Agreement.

(c) No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger and no Regulatory Authority shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Regulatory Authority which prohibits or makes illegal consummation of the Merger.

(d) Third Party Consents. New England Bancshares and Valley Bank shall have obtained the consent or approval of each Person (other than the governmental approvals or consents referred to in Section 6.01(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material

Adverse Effect on New England Bancshares or Valley Bank (after giving effect to the consummation of the transactions contemplated hereby).

(e) Tax Opinions. New England Bancshares and Apple Valley shall have received an opinion of Luse Gorman Pomerenk & Schick, P.C. and Robinson & Cole LLP, respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to New England Bancshares and Apple Valley, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) New England Bancshares, Valley Bank and Apple Valley will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of New England Bancshares, Apple Valley and others.

(f) Registration Statement; Blue Sky Laws. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement, and New England Bancshares shall have received all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement.

(g) Nasdaq Listing. To the extent required, the shares of New England Bancshares Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq Global Market, subject to official notice of issuance.

Section 6.02 Conditions to Apple Valley’s Obligations under this Agreement. The obligations of Apple Valley hereunder shall be subject to satisfaction as of or prior to the Merger Effective Date of each of the following conditions, unless waived by Apple Valley pursuant to Section 8.03 hereof:

(a) Corporate Proceedings. All action required to be taken by, or on the part of, New England Bancshares and Valley Bank to authorize the execution, delivery and performance of this Agreement, and the consummation of the Merger, shall have been duly and validly taken by New England Bancshares and Valley Bank, and Apple Valley shall have received certified copies of the resolutions evidencing such authorizations;

(b) Covenants. The obligations and covenants of New England Bancshares and Valley Bank required by this Agreement to be performed by New England Bancshares and Valley Bank as of or prior to the Merger Effective Date shall have been duly performed and complied with in all material respects;

(c) Representations and Warranties. Each of the representations and warranties of New England Bancshares and Valley Bank in this Agreement that is qualified as to materiality shall be true and correct, and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, and

(except to the extent such representations and warranties speak as of an earlier date) as of the Merger Effective Date;

(d) Officer’s Certificate. New England Bancshares shall have delivered to Apple Valley a certificate, dated the Closing Date and signed, without personal liability, by its president, to the effect that the conditions set forth in subsections (a) through (c) of this Section 6.02 have been satisfied, to the Knowledge of the officer executing the same; and

(e) No Material Adverse Effect. Neither New England Bancshares nor Valley Bank shall have suffered any Material Adverse Effect since September 30, 2008.

(f) New England Bancshares or Valley Bank shall have offered to enter into the Consulting Agreement with Maureen A. Frank.

Section 6.03 Conditions to Obligations of New England Bancshares and Valley Bank under this Agreement. The obligations of New England Bancshares and Valley Bank hereunder shall be subject to satisfaction as of or prior to the Merger Effective Date of each of the following conditions, unless waived by New England Bancshares pursuant to Section 8.03 hereof:

(a) Corporate Proceedings. All action required to be taken by, or on the part of, Apple Valley to authorize the execution, delivery and performance of this Agreement, and the consummation of the Merger, shall have been duly and validly taken by Apple Valley and New England Bancshares shall have received certified copies of the resolutions evidencing such authorizations;

(b) Covenants. The obligations and covenants of Apple Valley required by this Agreement to be performed as of or prior to the Merger Effective Date shall have been duly performed and complied with in all material respects;

(c) Representations and Warranties. Each of the representations and warranties of Apple Valley in this Agreement which is qualified as to materiality shall be true and correct, and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, and (except to the extent such representations and warranties speak as of an earlier date) as of the Merger Effective Date;

(d) No Material Adverse Effect. Apple Valley shall not have suffered any Material Adverse Effect since September 30, 2008.

(e) Reserves and Merger Costs. Apple Valley shall have performed in all respects its obligations required to be performed by it under Section 5.10(a)(vi) of this Agreement at or prior to the Merger Effective Date;

(f) Consents to Lease Assignments. All consents or approvals of any third party necessary to assign to New England Bancshares any real property lease to which Apple Valley is a party shall have been obtained by Apple Valley on terms that are, as reasonably determined by

New England Bancshares in its sole discretion, at least as favorable as those under the lease as provided in the Apple Valley Disclosure Schedules;

(g) Limitation on Dissenters’ Shares. As of the Merger Effective Date, the holders of no more than 10% of the Apple Valley Common Stock that is issued and outstanding shall have taken the actions required by the CBL and CBCA to qualify their Apple Valley Common Stock as Dissenters’ Shares;

(h) Fairness Opinion. Apple Valley shall have received a fairness opinion from its investment advisor as of the date of this Agreement in accordance with Section 3.23 hereof; and

(i) Officer’s Certificate. Apple Valley shall have delivered to New England Bancshares a certificate, dated the Closing Date and signed, without personal liability, by its chairman of the board or president, to the effect that the conditions set forth in subsections (a) through (i) of this Section 6.02 have been satisfied, to the Knowledge of the officer executing the same.

ARTICLE VII

TERMINATION, WAIVER AND AMENDMENT

Section 7.01 Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Merger Effective Date, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite stockholder approval:

(a) by the mutual written consent of New England Bancshares, Valley Bank and Apple Valley; or

(b) by either New England Bancshares or Apple Valley, in the event of the failure of Apple Valley’s stockholders to approve the Agreement at the Stockholder Meeting; provided, however, that Apple Valley shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.04(b); or

(c) by either New England Bancshares or Apple Valley, if either (i) any approval, consent or waiver of a Regulatory Authority required to permit consummation of the transactions contemplated by this Agreement shall have been denied or (ii) any Regulatory Authority of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

(d) by either New England Bancshares or Apple Valley, in the event that the Merger is not consummated by September 30, 2009, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; or

(e) by either New England Bancshares and Valley Bank on the one hand, or Apple Valley on the other hand (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.02(b) and (c) or Sections 6.03(b) and (c), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representations or warranty; or

(f) by New England Bancshares, (i) if Apple Valley shall have materially breached its obligations under Section 5.04(b) or Section 5.06 or (ii) if Apple Valley’s Board of Directors does not publicly recommend in the Proxy Statement-Prospectus that stockholders approve and adopt this Agreement or if, after recommending in the Proxy Statement-Prospectus that stockholders approve and adopt this Agreement, the Board of Directors of Apple Valley withdraws, qualifies or revises such recommendation or takes any action in any respect materially adverse to New England Bancshares.

(g) by Apple Valley, if its Board of Directors so determines by a majority vote of the members of its entire Board of Directors, and Apple Valley provides notice of such determination at any time during the two (2) business day period commencing on the Determination Date, such termination to be effective on the tenth business day following the Determination Date (“Effective Termination Date”), if both of the following conditions are satisfied:

(i) The New England Bancshares Market Value on the Determination Date is less than the product of (1) the Initial New England Bancshares Market Value multiplied by (2) 0.8; and

(ii) The quotient obtained by dividing the New England Bancshares Market Value on the Determination Date by the Initial New England Bancshares Market Value shall be less than the Index Ratio minus 0.2; provided, however, that Apple Valley shall have no right to terminate pursuant to this Section 7.01(g) if New England Bancshares elects, in its sole discretion to provide additional Stock Consideration in accordance with the following procedure: (A) If Apple Valley elects to terminate pursuant to this Section 7.01(g), Apple Valley shall provide notice thereof to New England Bancshares within the two (2) business day period commencing on the Determination Date; (B) during the three (3) business day period commencing with its receipt of such notice, New England Bancshares shall have the option of paying additional Stock Consideration in the form of New England Bancshares Common Stock so that the Stock Consideration shall be valued at the lesser of (x) the product of 0.80 and the Initial New England Bancshares Market Value or (y) the product obtained by multiplying the Index Ratio by the Initial New England Bancshares Market Value; and (C) if within such three business day period, New England Bancshares delivers written notice to Apple Valley that it intends to proceed with the Merger by paying such additional Stock Consideration, as contemplated by clause (B) of this Section 7.01(g)(ii), there shall be no termination right pursuant to this Section 7.01(g) and this Agreement shall remain in full force and effect in accordance with its terms (except that the Stock Consideration shall have been so modified).

For purposes of this Section 7.01(g), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the fifth business day prior to the Closing Date.

“Final Index Price” means the closing price of the Nasdaq Bank Index on the Determination Date.

“Initial New England Bancshares Market Value” shall equal $8.50; provided that if New England Bancshares declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the price for the Initial New England Bancshares Market Value shall be appropriately adjusted.

“Initial Index Price” means the closing price of the Nasdaq Bank Index on the second trading day prior to the date of this Agreement.

“Index Ratio” shall be the Final Index Price divided by the Initial Index Price.

“New England Bancshares Market Value on the Determination Date” shall be the average of the daily closing sales prices of a share of New England Bancshares Common Stock as reported on the The Nasdaq Stock Exchange for the five consecutive trading days immediately preceding the Determination Date; provided that any date on which fewer than 100 shares of New England Bancshares Common Stock trades shall be disregarded in computing the average closing sales price and the average shall be based upon the closing sales price and number of days on which 100 or more shares of New England Bancshares Common Stock traded during the five consecutive trading days immediately preceding the Determination Date.

Section 7.02 Termination Fee.

(a) Apple Valley shall pay to New England Bancshares a fee of $350,000 (the “New England Bancshares Fee”) if this Agreement is terminated as follows:

(i) if this Agreement is terminated by New England Bancshares pursuant to Section 7.01(f), then Apple Valley shall pay the New England Bancshares Fee on the second business day following such termination; and

(ii) if this Agreement is terminated by (A) either party pursuant to Section 7.01(b) or (B) New England Bancshares pursuant to Section 7.01(e) because of Apple Valley’s willful breach of any representation, warranty, covenant or agreement under this Agreement, and in any such case an Acquisition Proposal with respect to Apple Valley shall have been publicly announced or otherwise communicated or made known to Apple Valley’s Board of Directors (or shall have publicly announced, communicated or made known an intention to make an

Acquisition Proposal) at any time after the date of this Agreement and on or prior to the date of the Shareholders Meeting, in the case of clause (A), or the date of termination in the case of clause (B), then Apple Valley shall pay (x) one third of the New England Bancshares Fee to New England Bancshares on the second business day following such termination and (y) if within 18 months after such termination Apple Valley enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal, then Apple Valley shall pay the remainder of the New England Bancshares Fee on the date of such execution or consummation.

(b) Any amount that becomes payable pursuant to Section 7.02(a) shall be paid by wire transfer of immediately available funds to an account designated by New England Bancshares in writing to Apple Valley.

(c) Apple Valley acknowledges that the agreement contained in Section 7.02(a) is an integral part of the transactions contemplated by this Agreement, that without such agreement by Apple Valley, New England Bancshares would not have entered into this Agreement and that such amounts do not constitute a penalty. If Apple Valley fails to pay the amounts due under Section 7.02(a) with the time periods specified, Apple Valley shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by New England Bancshares in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(d) Notwithstanding anything to the contrary contained herein, Apple Valley shall be obligated, subject to the terms of this Section 7.02, to pay only one New England Bancshares Fee.

Section 7.03 Effect of Termination. In the event of termination of this Agreement by either New England Bancshares or Apple Valley as provided in Section 7.01, this Agreement shall forthwith become void and, subject to Section 7.02, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.02, 7.02 and 8.01, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Expenses. Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including fees and expenses of its own financial advisors, consultants, accountants and counsel, and other costs and expenses (“Costs and Expenses”).

Section 8.02 Non-Survival of Representations and Warranties. All representations, warranties and, except to the extent specifically provided otherwise herein, agreements and covenants, (other than those agreements in Article II and covenants set forth in Sections 5.02(a)(ii), 5.05 and 5.11, which will survive the Merger), shall terminate on the Merger Effective Date.

Section 8.03 Amendment, Extension and Waiver. Subject to applicable law, at any time prior to the consummation of the transactions contemplated by this Agreement, the parties may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of either party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the covenants, agreements or conditions contained in Articles V and VI hereof or otherwise; provided, however, that after any approval of the transactions contemplated by this Agreement by Apple Valley’s stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to Apple Valley stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing authorized by the respective Boards of Directors and signed, by duly authorized officers, on behalf of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by a duly authorized officer on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 8.04 Entire Agreement. This Agreement, including the documents and other writings referred to herein or delivered pursuant hereto, contains the entire agreement and understanding of the parties with respect to its subject matter. This Agreement supersedes all prior arrangements and understandings between the parties, both written and oral with respect to its subject matter. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors; provided, however, that nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities other than pursuant to Article II and Sections 5.02(a)(ii), 5.05 and 5.11.

Section 8.05 No Assignment. Neither party hereto may assign any of its rights or obligations hereunder to any other person, without the prior written consent of the other party hereto.

Section 8.06 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, or mailed by prepaid registered or certified mail (return receipt requested), addressed as follows, and shall be deemed given five (5) days after deposited in the United States mail or one (1) day after deposited with a nationally recognized overnight courier service:

(a) If to New England Bancshares to:

David J. O’Connor

Chief Executive Officer

855 Enfield Street

Enfield, Connecticut 06082

Facsimile: (860) 253-5205

with a copy to:

Luse Gorman Pomerenk & Schick, P.C.

5335 Wisconsin Avenue, NW, Suite 400

Washington, DC 20015

Attention: Lawrence M.F. Spaccasi, Esq.

(b) If to Apple Valley, to:

The Apple Valley Bank & Trust Company

286 Maple Avenue

Cheshire, CT 06410

Facsimile: (203) 271-1540

Attention: Maureen Frank, President and Chief Executive Officer

with a copy to:

Robinson & Cole LLP

280 Trumbull Street

Hartford, CT 06103

Facsimile: (860) 275-8299

Attention: Edward J. Samorajczyk, Jr.

Section 8.07 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

Section 8.08 Counterparts. This Agreement may be executed in any number of counterparts, including by way of facsimile or other electronic transmission, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

Section 8.09 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

Section 8.10 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic internal law (including the law of conflicts of law) of the State of Maryland, except to the extent federal law and regulations or Connecticut law applicable to financial institutions shall be controlling.

Section 8.11 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, this Agreement has been executed by the directors of Valley Bank and The Apple Valley Bank & Trust Company and by the duly authorized officers of each of the parties as of the day and year first above written.

NEW ENGLAND BANCSHARES, INC.

By:	/s/ David J. O’Connor
	Name:	David J. O’Connor
	Title:	President and Chief Executive Officer

VALLEY BANK

By:	/s/ Anthony Mattioli
	Name:	Anthony Mattioli
	Title:	President

VALLEY BANK DIRECTORS

/s/ Thomas O. Barnes
Thomas O. Barnes	Bonnie Crane

/s/ Peter T. Dow
Edmund D. Donovan	Peter T. Dow

/s/ Thomas P. O’Brien
Mark Gibson	Thomas P. O’Brien

/s/ Davis J. O’Connor	/s/ David J. Prelenski
David J. O’Connor	David J. Preleski

James J. Pryor

THE APPLE VALLEY BANK & TRUST COMPANY

By:	/s/ Maureen A. Frank
	Name:	Maureen A. Frank
	Title:	President and Chief Executive Officer

THE APPLE VALLEY BANK & TRUST COMPANY

/s/ Michael J. Alfieri	/s/ Maureen A. Frank
Michael J. Alfieri	Maureen A. Frank

/s/ G. Donald Jacobson	/s/ Raymond E. Koontz
G. Donald Jacobson	Raymond E. Koontz

J. Allen Lamb	Richard J. Moore

/s/ Kathryn C. Reinhard
Kathryn C. Reinhard	Donald A. Sirois

/s/ Robert S. Stanek	/s/ Thomas Stanton, Jr.
Robert S. Stanek	Thomas Stanton, Jr.

John Wolfe

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of April 14, 2009, is by and among New England Bancshares, Inc., a Maryland corporation and bank holding company with its principal office in Enfield, Connecticut (“New England Bancshares”), Valley Bank, a Connecticut-chartered stock bank and wholly owned subsidiary of New England Bancshares with its principal office in Bristol, Connecticut (“Valley Bank”), and The Apple Valley Bank & Trust Company (“Apple Valley”), a Connecticut-chartered stock bank with its principal office located in Cheshire, Connecticut, and amends the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 14, 2009, by and among New England Bancshares, Valley Bank and Apple Valley pursuant to which Apple Valley is to merge with and into Valley Bank (the “Merger”). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Merger Agreement. Each of New England Bancshares, Valley Bank and Apple Valley is sometimes individually referred to herein as a “party,” and all of them are sometimes collectively referred to herein as the “parties.”

WHEREAS, each of the parties has determined that this Amendment is in its best interests and the best interests of its shareholders and each of the parties wishes to proceed with the Merger in accordance with the terms of the Merger Agreement, as amended hereby.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, New England Bancshares, Valley Bank and Apple Valley, intending to be legally bound, agree as follows:

1. Amendment to Section 1.01 of the Merger Agreement. The definition of “Merger Effective Date” provided in Section 1.01 of the Merger Agreement is revised and replaced in its entirety to read as follows:

“Merger Effective Date” means 11:58 p.m., Eastern Time, on the date on which a copy of this Agreement, along with the Commissioner’s approval of the Merger, is filed with the Secretary of State of the State of Connecticut. The Merger Effective Date shall be the same date as the Closing Date.

2. Remainder Unaffected. The other terms and provisions of the Merger Agreement shall not be affected by this Amendment, and the Merger Agreement shall continue in full force and effect as amended hereby.

3. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

4. Governing Law. Regardless of any conflict of law or choice of law principles that might otherwise apply, the parties agree that this Amendment shall be governed by and construed in accordance with the domestic internal law (including the law of conflicts of law) of the State of Maryland, except to the extent federal law and regulations or Connecticut law applicable to financial institutions shall be controlling.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed on its behalf by its duly authorized officer as of the day and year first above written.

NEW ENGLAND BANCSHARES, INC.

By:	Scott D. Nogles
Name: Scott D. Nogles Title: Executive Vice President and Chief Financial Officer

VALLEY BANK

By:	Anthony Mattioli
Name: Anthony Mattioli Title: President

THE APPLE VALLEY BANK & TRUST COMPANY

By:	Maureen A. Frank
Name: Maureen A. Frank Title: President

Annex B

1150 RARITAN ROAD	www.o-and-co.com	615 WEST JOHNSON AVENUE
SUITE 100	EMAIL: info@o-and-co.com	SUITE 202
CRANFORD, NJ 07016-3369		CHESHIRE, CT 06410-4532
908-497-0049		203-699-1445
FAX: 908-497-1592		FAX: 203-699-1447

January 14, 2009

Board of Directors

The Apple Valley Bank & Trust Company

286 Maple Avenue

Cheshire, CT 06410

Members of the Board:

The Apple Valley Bank & Trust Company (“AVBK”), New England Bancshares, Inc. (“NEB”) and Valley Bank (“VB”) a wholly owned subsidiary of NEB, have entered into an Agreement and Plan of Merger, dated as of January 14, 2009 (the “Agreement”), pursuant to which AVBK will be merged with and into VB (the “Merger”). Under the terms of the Agreement, at the time the Merger becomes effective, each share of AVBK common stock, $0.01 par value, issued and outstanding immediately prior to the Merger (“AVBK Shares”) will be converted into, at the election of the holder, the right to receive either (a) one share of the common stock, par value $.01 per share, of NEB (“Stock Consideration”) or (b) $8.50 in cash, without interest (“Cash Consideration”), subject to proration so that 60% of the total number of AVBK Shares shall be converted into the Stock Consideration and the remaining AVBK Shares shall be converted into the Cash Consideration. The aggregate of the Cash Consideration and Stock Consideration payable and/or issuable pursuant to the Agreement is referred to herein as the “Merger Consideration”. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of AVBK Shares pursuant to the Agreement.

Ostrowski & Company, Inc., (“O&Co”) as part of its financial advisory business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. We have acted as AVBK’s financial advisor in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon consummation of the Merger, and AVBK has agreed to indemnify us against certain liabilities in connection with our engagement.

In arriving at our opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of AVBK, VB and NEB. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of AVBK; (iii) certain publicly available financial statements and other historical financial information of NEB; (iv) internal NEB financial projections for the year ending December 31, 2009 prepared by and reviewed with management of NEB; (v) internal financial projections for AVBK for the year ending

Board of Directors

The Apple Valley Bank & Trust Company

January 14, 2009

December 31, 2009 prepared by and reviewed with management of AVBK; (vi) the publicly reported historical price and trading activity for AVBK’s and NEB’s common stock, including a comparison of certain financial and stock market information for AVBK and NEB with similar publicly available information for certain other financial institutions deemed comparable or otherwise relevant; (vii) the financial terms of certain recent business combinations in the banking industry that we deemed comparable or otherwise relevant; and, (viii) such other studies and analyses and financial, economic and market criteria we considered appropriate. We also discussed with members of senior management of AVBK the business, financial condition, regulatory matters, results of operations and prospects of AVBK and held similar discussion with certain members of senior management of NEB regarding the business, financial condition, regulatory matters, results of operations and prospects of NEB.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was provided to us or discussed with us by AVBK or NEB or that was otherwise publicly available and reviewed by us and have assumed such accuracy and completeness for purposes of arriving at our opinion. We have further relied on the assurances of management of AVBK and NEB as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefore) and that they are not aware of any facts or circumstances that would make any of the information provided to us inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets and liabilities (contingent or otherwise) of AVBK or NEB.

In connection with rendering our opinion, we have assumed that there has been no change material to our analysis in AVBK’s or NEB’s assets, financial condition, results of operation, business or prospects since the date of the most recent financial statements made available to us. We have also assumed in all respects material to our analysis that AVBK and NEB will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. We have also assumed that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, amendments or modifications will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger. Finally, with your consent, we have relied upon the advice AVBK has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters related to the Merger and the other transactions contemplated by the Agreement.

Board of Directors

The Apple Valley Bank & Trust Company

January 14, 2009

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of AVBK and NEB; (ii) the assets and liabilities of AVBK and NEB; and (iii) the nature and terms of certain other merger transactions involving financial institutions. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in valuation of financial institutions and knowledge of the financial services industry generally. Our opinion is necessarily based on conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof.

Our opinion is directed at the Board of Directors of AVBK in connection with its consideration of the Merger and does not constitute a recommendation to any holder of AVBK Shares as to how such holder should vote at any meeting called to consider and vote upon the Merger. Our opinion is directed only to the fairness of the Merger Consideration to holders of AVBK Shares from a financial point of view and does not address the underlying business decision of AVBK to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for AVBK or the effects of any other transaction in which AVBK might engage.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the shareholders of AVBK pursuant to the Agreement is fair, from a financial point of view, to such shareholders.

Very truly yours,

Ostrowski & Company, Inc.

Annex C

GENERAL STATUTES OF CONNECTICUT

TITLE 33. CORPORATIONS

CHAPTER 601 BUSINESS CORPORATIONS

PART XIII APPRAISAL RIGHTS

§ 33-855. Definitions.

As used in sections 33-855 to 33-872, inclusive:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with another person or is a senior executive thereof. For purposes of subdivision (4) of subsection (b) of section 33-856, a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for purposes of sections 33-862 to 33-872, inclusive, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined: (A) Immediately before the effectuation of the corporate action to which the shareholder objects, (B) using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, and (C) without discounting for lack of marketability or minority status except, if appropriate, for amendments to the certificate of incorporation pursuant to subdivision (5) of subsection (a) of section 33-856.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares whose holders have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer and any individual in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

§ 33-856. Right to appraisal.

(a) A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(1) Consummation of a merger to which the corporation is a party (A) if shareholder approval is required for the merger by section 33-817 and the shareholder is entitled to vote on the merger, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger, or (B) if the corporation is a subsidiary and the merger is governed by section 33-818;

(2) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(3) Consummation of a disposition of assets pursuant to section 33-831 if the shareholder is entitled to vote on the disposition;

(4) An amendment of the certificate of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created; or

(5) Any other merger, share exchange, disposition of assets or amendment to the certificate of incorporation to the extent provided by the certificate of incorporation, the bylaws or a resolution of the board of directors.

(b) Notwithstanding subsection (a) of this section, the availability of appraisal rights under subdivisions (1), (2), (3) and (4) of subsection (a) of this section shall be limited in accordance with the following provisions:

(1) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is: (A) Listed on the New York Stock Exchange or the American Stock Exchange or designated as a National Market System security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or (B) not so listed or designated but has at least two thousand shareholders and the outstanding shares of such class or series has a market value of at least twenty million dollars, exclusive of the value of such shares held by its subsidiaries, senior executives, directors and beneficial shareholders owning more than ten per cent of such shares.

(2) The applicability of subdivision (1) of this subsection shall be determined as of: (A) The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or (B) the day before the effective date of such corporate action if there is no meeting of shareholders.

(3) Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision (1) of this subsection at the time the corporate action becomes effective.

(4) Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares where:

(A) Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

(i) Is, or at any time in the one-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of twenty per cent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within one year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

(ii) Directly or indirectly has, or at any time in the one-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of twenty-five per cent or more of the directors to the board of directors of the corporation; or

(B) Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the one-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

(i) Employment, consulting, retirement or similar benefits established separately and not as part of or in contemplation of the corporate action; or

(ii) Employment, consulting, retirement or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in section 33-783; or

(iii) In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(5) For the purposes of subdivision (4) of this subsection, “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided a member of a National Securities Exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the record holder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(c) Notwithstanding any other provision of this section, the certificate of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the certificate of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within one year of that date if such action would otherwise afford appraisal rights.

(d) Where the right to be paid the value of shares is made available to a shareholder by this section, such remedy shall be the exclusive remedy as holder of such shares against the corporate transactions described in this section, whether or not the shareholder proceeds as provided in sections 33-855 to 33-872, inclusive.

§ 33-857. Assertion of rights by nominees and beneficial owners.

(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder: (1) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in subparagraph (B) of subdivision (2) of subsection (b) of section 33-862; and (2) does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

§§ 33-858 and 33-859.

Reserved for future use.

§ 33-860. Notice of appraisal rights.

(a) If proposed corporate action described in subsection (a) of section 33-856 is to be submitted to a vote at a shareholders’ meeting, the meeting notice shall state that the corporation has concluded that shareholders are, are not or may be entitled to assert appraisal rights under sections 33-855 to 33-872, inclusive. If the corporation concludes that appraisal rights are or may be available, a copy of sections 33-855 to 33-872, inclusive, must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b) In a merger pursuant to section 33-818, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within ten days after the corporate action became effective and include the materials described in section 33-862.

§ 33-861. Notice of intent to demand payment.

(a) If proposed corporate action requiring appraisal rights under section 33-856 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares: (1) Must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated, and (2) must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) of this section is not entitled to payment under sections 33-855 to 33-872, inclusive.

§ 33-862. Appraisal notice and form.

(a) If proposed corporate action requiring appraisal rights under subsection (a) of section 33-856 becomes effective, the corporation must deliver a written appraisal notice and form required by subdivision (1) of subsection (b) of this section to all shareholders who satisfied the requirements of section 33-861. In the case of a merger under section 33-818, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(b) The appraisal notice shall be sent no earlier than the date the corporate action became effective and no later than ten days after such date and shall:

(1) Supply a form that specifies the date of the first announcement to shareholders of the principal terms of the proposed corporate action and requires the shareholder asserting appraisal rights to certify (A) whether or not those shares for which appraisal rights are asserted were acquired before that date, and (B) that the shareholder did not vote for the transaction;

(2) State:

(A) Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph (B) of this subdivision;

(B) A date by which the corporation must receive the form which date may not be fewer than forty nor more than sixty days after the date the appraisal notice and form under subsection (a) of this section are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

(C) The corporation’s estimate of the fair value of the shares;

(D) That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten days after the date specified in subparagraph (B) of this subdivision, the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(E) The date by which the notice to withdraw under section 33-863 must be received, which date must be within twenty days after the date specified in subparagraph (B) of this subdivision; and

(3) Be accompanied by a copy of sections 33-855 to 33-872, inclusive.

§ 33-863. Perfection of rights. Right to withdraw.

(a) A shareholder who receives notice pursuant to section 33-862 and who wishes to exercise appraisal rights must certify on the form sent by the corporation whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to subdivision (1) of subsection (b) of said section. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section 33-867. In addition, a shareholder who wishes to exercise appraisal rights must execute and return the form and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subparagraph (B) of subdivision (2) of subsection (b) of section 33-862. Once a shareholder deposits the shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, the shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (b) of this section.

(b) A shareholder who has complied with subsection (a) of this section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to subparagraph (E) of subdivision (2) of subsection (b) of section 33-862. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(c) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit the shareholder’s share certificates where required, each by the date set forth in the notice described in subsection (b) of section 33-862, shall not be entitled to payment under sections 33-855 to 33-872, inclusive.

§ 33-864. Share restrictions.

Section 33-864 is repealed, effective October 1, 2001.

§ 33-865. Payment.

(a) Except as provided in section 33-867, within thirty days after the form required by subparagraph (B) of subdivision (2) of subsection (b) of section 33-862 is due the corporation shall pay in cash to those shareholders who complied with subsection (a) of section 33-863 the amount the corporation estimates to be the fair value of their shares, plus interest.

(b) The payment to each shareholder pursuant to subsection (a) of this section shall be accompanied by:

(1) Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares which estimate must equal or exceed the corporation’s estimate given pursuant to subparagraph (C) of subdivision (2) of subsection (b) of section 33-862; and

(3) A statement that shareholders described in subsection (a) of this section have the right to demand further payment under section 33-868 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under sections 33-855 to 33-872.

§ 33-866. Failure to take action.

Section 33-866 is repealed, effective October 1, 2001.

§ 33-867. After-acquired shares.

(a) A corporation may elect to withhold payment required by section 33-865 from any shareholder who did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to subdivision (1) of subsection (b) of section 33-862.

(b) If the corporation elected to withhold payment under subsection (a) of this section, it must, within thirty days after the form required by subparagraph (B) of subdivision (2) of subsection (b) of section 33-862 is due, notify all shareholders who are described in subsection (a) of this section:

(1) Of the information required by subdivision (1) of subsection (b) of section 33-865;

(2) Of the corporation’s estimate of fair value pursuant to subdivision (2) of subsection (b) of section 33-865;

(3) That such shareholders may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand payment under section 33-868;

(4) That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within thirty days after receiving the offer; and

(5) That those shareholders who do not satisfy the requirements for demanding payment under section 33-868 shall be deemed to have accepted the corporation’s offer.

(c) Within ten days after receiving the shareholder’s acceptance pursuant to subsection (b) of this section, the corporation must pay in cash the amount it offered under subdivision (2) of subsection (b) of this section to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d) Within forty days after sending the notice described in subsection (b) of this section, the corporation must pay in cash the amount it offered to pay under subdivision (2) of subsection (b) of this section to each shareholder described in subdivision (5) of subsection (b) of this section.

§ 33-868. Procedure if shareholder dissatisfied with payment or offer.

(a) A shareholder paid pursuant to section 33-865 who is dissatisfied with the amount of the payment must notify the corporation in writing of the shareholder’s estimate of the fair value of the shares and demand payment of that estimate, plus interest, less any payment under section 33-865. A shareholder offered payment under section 33-867 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

(b) A shareholder who fails to notify the corporation in writing of the shareholder’s demand to be paid the shareholder’s stated estimate of the fair value of the shares plus interest under subsection (a) of this section within thirty days after receiving the corporation’s payment under section 33-865 or offer of payment under section 33-867 waives the right to demand payment under this section and shall be entitled only to the payment made under section 33-865 or the payment offered under section 33-867.

§§ 33-869 and 33-870.

Reserved for future use.

§ 33-871. Court action.

(a) If a shareholder makes demand for payment under section 33-868 which remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to section 33-868 plus interest.

(b) The corporation shall commence the proceeding in the superior court for the judicial district where a corporation’s principal office or, if none, its registered office in this state is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the superior court for the judicial district where the principal office or registered office of the domestic corporation that merged with the foreign corporation was located at the time of the transaction.

(c) The corporation shall make all shareholders, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(e) Each shareholder made a party to the proceeding is entitled to judgment (1) for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for such shares, or (2) for the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section 33-867.

§ 33-872. Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under section 33-871 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by sections 33-855 to 33-872, inclusive.

(b) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable: (1) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of sections 33-860 to 33-868, inclusive; or (2) against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by sections 33-855 to 33-872, inclusive.

(c) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(d) To the extent the corporation fails to make a required payment pursuant to section 33-865, 33-867 or 33-868, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.	Indemnification of Directors and Officers.

Article EIGHTH, Section K of the Registrant’s Articles of Incorporation provide:

To the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted, no director or officer of this Corporation shall be personally liable to the Corporation or its shareholders for monetary damages. No amendment of the Articles of Incorporation of the Corporation or repeal of any of its provisions shall limit or eliminate the benefits provided to directors and officers under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

In addition, Article TENTH of the Registrant’s Articles of Incorporation provide:

The Corporation shall indemnify (A) its directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the general laws of the State of Maryland now or hereafter in force, including the advances of expenses under the procedures required, and (B) other employees and agents to such extent as shall be authorized by the board of directors or the Corporation’s Bylaws and be permitted by law. The foregoing rights of indemnification shall not be exclusive of any rights to which those seeking indemnification may be entitled. The board of directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such Bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of the Articles of Incorporation of the Corporation shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b) All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

(c) The opinion of Ostrowski & Company, Inc. is included as Annex B to the proxy statement/prospectus.

ITEM 22.	UNDERTAKINGS.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and New England Bancshares being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Connecticut in the City of Enfield, on this 14th day of April, 2009.

NEW ENGLAND BANCSHARES, INC.

By:	/s/ David J. O’Connor
David J. O’Connor
President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

/s/ David. J. O’Connor	April 14, 2009
David J. O’Connor
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Scott D. Nogles	April 14, 2009
Scott D. Nogles
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

*
Peter T. Dow
Chairman of the Board

*
Thomas O. Barnes
Director

*
Lucien P. Bolduc
Director

*
Edmund D. Donovan
Director

*
William C. Leary
Director

*
Myron J. Marek
Director

*
Dorothy McCarty
Director

*
David J. Preleski
Director

*
Richard K. Stevens
Director

*
Richard M. Tatoian
Director

*	Pursuant to a Power of Attorney contained in the signature page to the Registration Statement of Form S-4 for New England Bancshares, Inc. filed on March 24, 2009.

/s/ Scott D. Nogles	April 14, 2009
Scott D. Nogles

EXHIBIT LIST

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

2.1	Agreement and Plan of Merger (“Agreement”), dated as of January 14, 2009, by and among the Registrant, Valley Bank and The Apple Valley Bank & Trust Company, is included as Annex A to the proxy statement/prospectus included in this registration statement. Certain exhibits have been omitted from the Agreement as filed with the SEC. The omitted information is considered immaterial from an investor’s perspective. The Registrant will furnish to the SEC supplementally a copy of any omitted exhibit upon request from the SEC.

3.1	Articles of Incorporation of New England Bancshares (Incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form SB-2 initially filed on September 13, 2005, Registration No. 333-128277.)

3.2	Bylaws New England Bancshares, Inc. (Incorporated herein by reference to Exhibit 3.1 to the Registrant’s Form 8-K filed on December 11, 2009)

4.1	Form of Stock Certificate of New England Bancshares, Inc. (Incorporated herein by reference to Exhibit 4.0 to the Registration Statement on Form SB-2 initially filed on September 13, 2005, Registration No. 333-128277.)

4.2	Terms of common shares of the Registrant found in the Articles of Incorporation for the Registrant are incorporated by reference to Exhibit 3.1.

5.1	Opinion of by Luse Gorman Pomerenk & Schick, P.C. regarding the legality of the securities being registered*

8.1	Opinion of Luse Gorman Pomerenk & Schick, P.C. as to tax matters*

8.2	Opinion of Robinson & Cole LLP as to tax matters*

10.1	+Form of Enfield Federal Savings and Loan Association Employee Stock Ownership Plan and Trust (Incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form SB-2 initially filed on February 15, 2002, Registration No. 333-82856.)

10.2	+Amended and Restated Employment Agreement between Enfield Federal Savings and Loan Association and David J. O’Connor*

10.3	+Amended and Restated Employment Agreement between New England Bancshares, Inc. and David J. O’Connor*

10.4	+Form of Enfield Federal Savings and Loan Association Compensation Plan (Incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form SB-2 initially filed on February 15, 2002, Registration No. 333-82856.)

10.5	+Enfield Federal Savings and Loan Association Employee Savings & Profit-Sharing Plan and Adoption Agreement (Incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form SB-2, initially filed on February 15, 2002, Registration No. 333-82856.)

10.6	+ Amended and Restated Enfield Federal Savings and Loan Association Executive Supplemental Retirement Plan, as amended and restated (Incorporated herein by reference to Exhibit 10.6 to the Annual Report on Form 10-KSB for the year ended March 31, 2006.)

10.7	+ Amended and Restated Enfield Federal Savings and Loan Association Supplemental Executive Retirement Plan*

10.8	+Form of Enfield Federal Savings and Loan Association Director Fee Continuation Plan (Incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form SB-2, initially filed on February 15, 2002, Registration No. 333-82856.)

10.9	+Split Dollar Arrangement with David J. O’Connor (Incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form SB-2, initially filed on February 15, 2002, Registration No. 333-82856.)

10.10	+New England Bancshares, Inc. 2003 Stock-Based Incentive Plan, as amended and Restated (Incorporated herein by reference to Exhibit 10.10 to the Annual Report on Form 10-KSB for the year ended March 31, 2006.)

10.11	+Change in Control Agreement by and among Enfield Federal Savings and Loan Association, New England Bancshares, Inc. and John F. Parda (Incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004.)

10.12	+Change in Control Agreement by and among Enfield Federal Savings and Loan Association, New England Bancshares, Inc. and Scott D. Nogles (Incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004.)

10.13	Lease agreement with Troiano Professional Center, LLC (Incorporated herein by reference to Exhibit 10.12 to the Annual Report on Form 10-KSB for the year ended March 31, 2005.)

10.14	+Change in Control Agreement by and among Enfield Federal Savings and Loan Association, New England Bancshares, Inc. and John F. Parda*

10.15	+Change in Control Agreement by and among Enfield Federal Savings and Loan Association, New England Bancshares, Inc. and Scott D. Nogles*

10.16	+Form of Amendment to the Enfield Federal Savings and Loan Association Director Fee Continuation Plan*

10.17	+First Amendment to the Enfield Federal Savings and Loan Association Executive Supplemental Retirement Plan, as amended and restated*

21.1	List of Subsidiaries*

23.1	Consent of Luse Gorman Pomerenk & Schick, P.C. (contained in Exhibits 5.1 and 8.1)*

23.2	Consent of Robinson & Cole LLP (contained in Exhibit 8.2)*

23.3	Consent of Shatswell, MacLeod & Company, P.C.

23.4	Consent of Shatswell, MacLeod & Company, P.C.

24.1	Power of Attorney (included in the signature page)*

99.1	Consent of Ostrowski & Company, Inc.*

99.2	Consent of Kathryn C. Reinhard*

99.3	Form of proxy of The Apple Valley Bank & Trust Company*

+	Management contract or compensatory plan, contract or arrangement
*	Previously filed